   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 13, 1996
                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                        HEALTHPLAN SERVICES CORPORATION
             (Exact name of registrant as specified in its charter)

           DELAWARE                            8099                           13-3787901
(State or other jurisdiction of    (Primary Standard Industrial            (I.R.S. Employer
incorporation or organization)      Classification Code Number)         Identification Number)

                               3501 FRONTAGE ROAD
                              TAMPA, FLORIDA 33607
                                 (813) 289-1000
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                             ---------------------
                              JAMES K. MURRAY, JR.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        HEALTHPLAN SERVICES CORPORATION
                               3501 FRONTAGE ROAD
                              TAMPA, FLORIDA 33607
                                 (813) 289-1000
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                             ---------------------
                                With copies to:

               DAVID C. SHOBE, ESQ.                              DAVID C. GRORUD, ESQ.
           FOWLER, WHITE, GILLEN, BOGGS,                       FREDRIKSON & BYRON, P.A.
            VILLAREAL AND BANKER, P.A.                         1100 INTERNATIONAL CENTRE
      501 EAST KENNEDY BOULEVARD, SUITE 1700                    900 SECOND AVENUE SOUTH
               TAMPA, FLORIDA 33602                          MINNEAPOLIS, MINNESOTA 55402
             TELEPHONE: (813) 222-1123                         TELEPHONE: (612) 347-7032

                             ---------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective and upon consummation of the Merger, as described in this Registration Statement.
                             ---------------------
    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]
                             ---------------------
                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------
                                                                 PROPOSED
                                                                  MAXIMUM       PROPOSED
                                                 AMOUNT          OFFERING       MAXIMUM      AMOUNT OF
        TITLE OF EACH CLASS OF                    TO BE            PRICE       AGGREGATE    REGISTRATION
      SECURITIES TO BE REGISTERED              REGISTERED      PER SHARE(1)  OFFERING PRICE     FEE
--------------------------------------------------------------------------------------------------------
COMMON STOCK, PAR VALUE $0.01 PER
  SHARE................................    1,699,998 shares(2)    $13.36     $22,719,483.28  $6,884.69
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------

(1) Pursuant to Rule 457(f)(1), 457(f)(3) and 457(c) promulgated under the Securities Act of 1933, as amended, and estimated solely for purposes of calculating the registration fee, the proposed maximum aggregate offering price is $22,719,483.28, which equals the average of the high and low prices of the common stock, $.01 par value ("HRM Common Stock"), of Health Risk Management, Inc. ("HRM") of $14.50, as reported on the Nasdaq National Market on November 8, 1996, multiplied by the total number of shares of HRM Common Stock (including shares issuable pursuant to the exercise of outstanding options to purchase HRM Common Stock) to be cancelled in the merger of HRM with and into a subsidiary of HealthPlan Services Corporation ("HPS") (the "Merger"), less the amount of cash per share ($9.68603) to be paid by HPS in connection with the Merger multiplied by the total number of shares of HRM Common Stock (including shares issuable pursuant to the exercise of outstanding options to purchase HRM Common Stock) to be cancelled in the Merger. The proposed maximum offering price per share is equal to the proposed maximum aggregate offering price determined in the manner described in the preceding sentence divided by the number of HPS common shares, $.01 par value, that could be issued in the Merger based on the initial share exchange ratio of .360208 (which share exchange ratio may be adjusted under certain circumstances as provided in the Plan and Agreement of Merger dated September 12, 1996, as amended by and among HRM, HPS and HealthPlan Services Alpha Corporation (the "Merger Agreement"), described in the Registration Statement).
(2) Plus such indeterminable number of additional shares issuable upon adjustment of the share exchange ratio as provided in the Merger Agreement.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                        HEALTHPLAN SERVICES CORPORATION

               CROSS-REFERENCE SHEET SHOWING THE LOCATION IN THE
               PROXY STATEMENT/PROSPECTUS OF INFORMATION REQUIRED
        BY PART I OF FORM S-4 PURSUANT TO ITEM 501(B) OF REGULATION S-K

                                                          LOCATION OR HEADING IN PROXY
                         ITEM                                 STATEMENT/PROSPECTUS
      -------------------------------------------  -------------------------------------------
  1.  Forepart of Registration Statement and
      Outside Front Cover Page of Prospectus.....  Forepart of Registration Statement and
                                                   Outside Front Cover Page of Proxy
                                                   Statement/Prospectus
  2.  Inside Front and Outside Back Cover Pages
      of Prospectus..............................  Available Information; Incorporation of
                                                   Certain Documents by Reference; Table of
                                                   Contents
  3.  Risk Factors, Ratio of Earnings to Fixed
      Charges, and Other Information.............  Outside Front Cover Page of Prospectus;
                                                   Summary; Risk Factors
  4.  Terms of the Transaction...................  Summary; The Merger; Description of HPS
                                                   Capital Stock; Comparison of Shareholder
                                                   Rights; Certain Federal Income Tax
                                                   Consequences
  5.  Pro Forma Financial Information............  Summary; Unaudited Pro Forma Consolidated
                                                   Financial Statements
  6.  Material Contracts With the Company Being
      Acquired...................................  Summary; The Merger
  7.  Additional Information Required For
      Reoffering by Persons and Parties Deemed to
      be Underwriters............................  *
  8.  Interests of Named Experts and Counsel.....  Legal Matters; Experts
  9.  Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities................................  *
 10.  Information With Respect to S-3
      Registrants................................  Summary; The Companies
 11.  Incorporation of Certain Information by
      Reference..................................  Incorporation of Certain Documents by
                                                   Reference
 12.  Information With Respect to S-2 or S-3
      Registrants................................  *
 13.  Incorporation of Certain Information by
      Reference..................................  *
 14.  Information With Respect to Registrants
      Other Than S-3 or S-2 Registrants..........  *
 15.  Information With Respect to S-3
      Companies..................................  *
 16.  Information With Respect to S-2 or S-3
      Companies..................................  *
 17.  Information With Respect to Companies Other
      Than S-3 or S-2 Companies..................  Summary; The Companies; Selected Historical
                                                   Financial Information of HRM; Management's
                                                   Discussion and Analysis of Financial
                                                   Condition and Results of Operations of HRM;
                                                   Principal Shareholders of HRM; Index to
                                                   Financial Statements
 18.  Information if Proxies, Consents or
      Authorizations Are to be Solicited.........  Incorporation of Certain Documents by
                                                   Reference; Notice of Special Meeting;
                                                   Summary; The Special Meeting; The Merger;
                                                   Other Matters
 19.  Information if Proxies, Consents or
      Authorizations Are Not to be Solicited, or
      in an Exchange Offer.......................  *

---------------

* Not Applicable

                          HEALTH RISK MANAGEMENT, INC.
                             8000 WEST 78TH STREET
                          MINNEAPOLIS, MINNESOTA 55439

TO THE SHAREHOLDERS OF HEALTH RISK MANAGEMENT, INC.:

     You are cordially invited to attend a Special Meeting of Shareholders of Health Risk Management, Inc. ("HRM") to be held at HRM's corporate offices located at 7900 West 78th Street, Fourth Floor, Minneapolis, Minnesota, on
          , December   , 1996, at      a.m., Minnesota time.

     At the Special Meeting you will be asked to vote on a proposal to approve and adopt a Plan and Agreement of Merger, dated September 12, 1996, as amended (the "Merger Agreement"), providing for the merger (the "Merger") of HRM with and into a wholly owned subsidiary of HealthPlan Services Corporation ("HPS"). Upon consummation of the Merger, HRM will become a wholly owned subsidiary of HPS, and HRM shareholders will be entitled to receive $9.68603 per share in cash and 0.360208 of an HPS common share for each share of HRM common stock held by them. The 0.360208 share exchange ratio is subject to possible increase or decrease, depending on the market price of HPS shares during the five trading days preceding the consummation of the Merger, as set forth in the Merger Agreement.

     ADDITIONAL INFORMATION REGARDING THE MERGER AND THE MERGER AGREEMENT IS SET FORTH IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS AND THE ANNEXES THERETO, WHICH YOU ARE URGED TO READ CAREFULLY IN THEIR ENTIRETY.

     The Board of Directors of HRM has carefully considered the terms and conditions of the proposed Merger. In addition, in connection with its approval of the transaction with HPS, the Board of Directors of HRM has received a written opinion from Robertson, Stephens & Company LLC dated September 11, 1996, to the effect that, as of such date and subject to certain assumptions, factors and limitations set forth therein, the consideration to be received by the HRM shareholders in the Merger was fair, from a financial point of view, to the shareholders of HRM.

     Your Board of Directors has determined that the terms of the Merger Agreement and the transactions contemplated thereby are fair to, and in the best interests of, HRM and the HRM shareholders. THE BOARD RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE MERGER.

     Approval of the Merger Agreement and the Merger requires the affirmative vote of the holders of a majority of the outstanding shares of HRM common stock
entitled to vote at the meeting. As of November   , 1996, the executive officers
and directors of HRM and certain of their affiliates, who may be deemed to be beneficial owners of approximately 14.4% of the outstanding HRM common stock, have advised HRM that they intend to vote in favor of the Merger. Any holder of shares of HRM common stock is entitled to dissent from the Merger and demand the fair value of the shares of HRM common stock held by such shareholder in cash, if such dissenting shareholder follows the procedures provided by applicable law.

     In view of the importance of the action to be taken at this important Special Meeting of HRM shareholders, we urge you to review carefully the accompanying Notice of Special Meeting of Shareholders and the Proxy Statement/Prospectus, including the annexes thereto, which also include information on HPS and HRM. Whether or not you expect to attend the Special Meeting, please complete, sign and date the enclosed proxy and return it as promptly as possible.

                                          Sincerely,

                                          Gary T. McIlroy, M.D.
                                          Chairman and Chief Executive Officer

                          HEALTH RISK MANAGEMENT, INC.
                             8000 WEST 78TH STREET
                          MINNEAPOLIS, MINNESOTA 55439
                             ---------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD DECEMBER   , 1996
                             ---------------------

To the Shareholders of
Health Risk Management, Inc.:

     NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of Health
Risk Management, Inc., a Minnesota corporation ("HRM"), will be held on        ,
December   , 1996 at      a.m., Minnesota time, at HRM's corporate offices
located at 7900 West 78th Street, Fourth Floor, Minneapolis, Minnesota, for the following purposes:

          1. To consider and vote on a proposal (the "Merger Proposal") to approve and adopt the Plan and Agreement of Merger, dated September 12, 1996, as amended (the "Merger Agreement"), by and among HRM, HealthPlan Services Corporation, a Delaware corporation ("HPS"), and HealthPlan Services Alpha Corporation, a Delaware corporation and a wholly owned subsidiary of HPS formed solely for the purpose of effecting the Merger ("Subcorp"), pursuant to which, among other things, (i) HRM will be merged with and into Subcorp with the result that HRM becomes a wholly owned subsidiary of HPS, and (ii) each outstanding share (other than shares held by HRM shareholders who validly exercise dissenters' rights) of HRM common stock, par value $0.01 per share ("HRM Common Stock"), will be converted into the right to receive $9.68603 per share in cash and 0.360208 of an HPS common share, par value $0.01 per share, which share exchange ratio is subject to possible increase or decrease as set forth in the Merger Agreement. A copy of the Merger Agreement is attached as Annex A to the accompanying Proxy Statement/Prospectus.

          2. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

     The Board of Directors has fixed the close of business on November   ,
1996, as the record date for the determination of the holders of HRM Common Stock entitled to notice of, and to vote at, the meeting and any adjournments or postponements thereof. The Merger Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of HRM Common Stock entitled to vote at the meeting. Any holder of shares of HRM Common Stock is entitled to dissent from the Merger and demand the fair value of the shares of HRM Common Stock held by such shareholder in cash, if such dissenting shareholder follows the procedures provided by applicable law.

     Information regarding the Merger and related matters is contained in the accompanying Proxy Statement/Prospectus and the annexes thereto, which are incorporated by reference herein and form a part of this Notice.

     WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE. IT IS IMPORTANT THAT YOUR INTERESTS BE REPRESENTED AT THE MEETING.

     YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE TERMS OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY ARE FAIR TO, AND IN THE BEST INTERESTS OF, HRM AND HRM'S SHAREHOLDERS. THE HRM BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE MERGER.

                                          By Order of the Board of Directors

                                          Marlene O. Travis
                                          President, Chief Operating Officer and
                                          Secretary

Minneapolis, Minnesota
November   , 1996

            PLEASE DO NOT SEND ANY SHARE CERTIFICATES AT THIS TIME.

                          HEALTH RISK MANAGEMENT, INC.
                                PROXY STATEMENT
                             ---------------------

                        HEALTHPLAN SERVICES CORPORATION
                                   PROSPECTUS
                             ---------------------

     This Proxy Statement/Prospectus is being furnished to holders of common stock, $0.01 par value per share ("HRM Common Stock"), of Health Risk Management, Inc., a Minnesota corporation ("HRM"), in connection with the solicitation of proxies by the Board of Directors of HRM for use at the Special
Meeting of HRM shareholders to be held on             , December  , 1996, at
HRM's corporate offices located at 7900 West 78th Street, Fourth Floor,
Minneapolis, Minnesota, commencing at      a.m., Minnesota time, and at any
adjournment or postponement thereof (the "Special Meeting"). At the Special Meeting, holders of HRM Common Stock ("HRM Shareholders") as of the close of business on the Record Date (as hereinafter defined) will be asked to consider and vote on a proposal to approve and adopt the Plan and Agreement of Merger, dated September 12, 1996, as amended (the "Merger Agreement"), providing for the merger (the "Merger") of HRM with and into HealthPlan Services Alpha Corporation ("Subcorp"), a Delaware corporation formed solely for the purpose of effecting the Merger and a wholly owned subsidiary of HealthPlan Services Corporation, a Delaware corporation ("HPS"). The Merger will be consummated on the terms and subject to the conditions set forth in the Merger Agreement, as a result of which (i) HRM will become a wholly owned subsidiary of HPS and (ii) HRM Shareholders will be entitled to receive $9.68603 per share in cash and 0.360208 of an HPS common share ("HPS Common Shares"), par value $0.01 per share. The
0.360208 share exchange ratio (the "Exchange Ratio") is subject to possible increase or decrease, depending on the market price of HPS Common Shares during the five trading days preceding the consummation of the Merger, as set forth in the Merger Agreement. See "The Merger Agreement -- Merger Consideration."

     This Proxy Statement/Prospectus also constitutes the Prospectus of HPS with respect to the HPS Common Shares to be issued by HPS in the Merger in exchange for the outstanding shares of HRM Common Stock. HPS Common Shares are quoted on
the New York Stock Exchange (the "NYSE") under the symbol "HPS." On November   ,
1996, the closing price of HPS Common Shares on the NYSE Composite Tape was
$       per share. HRM Common Stock is quoted on the Nasdaq National Market (the
"NASDAQ/NM") under the symbol "HRMI." On November   , 1996, the last sale price
of HRM Common Stock on the NASDAQ/NM was $       per share. HRM Shareholders
should obtain current quotes for the HPS Common Shares and HRM Common Stock. The HPS Common Shares to be issued upon consummation of the Merger have been approved for listing by the NYSE, subject to notice of issuance.

     THE SECURITIES TO BE ISSUED PURSUANT TO THIS PROXY STATEMENT/PROSPECTUS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     All information contained or incorporated by reference in this Proxy Statement/Prospectus with respect to HPS has been supplied by HPS. All information contained in this Proxy Statement/Prospectus with respect to HRM has been supplied by HRM.

     This Proxy Statement/Prospectus, the Letter to HRM Shareholders, the Notice of the Special Meeting and the form of proxy for use at the Special Meeting are
first being mailed to HRM Shareholders on or about November   , 1996. Any
shareholder who has given his, her or its proxy may revoke it at any time prior to its use. See "The Special Meeting -- Voting of Proxies."

     PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE MATTERS SET FORTH UNDER THE CAPTION "RISK FACTORS" ON PAGES 13 THROUGH 19 OF THIS PROXY
STATEMENT/PROSPECTUS.
                             ---------------------

       The date of this Proxy Statement/Prospectus is November   , 1996.

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED HEREIN OR IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION IN WHICH OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF HPS COMMON SHARES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF HPS OR HRM SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME AFTER THE DATE HEREOF.

                           FORWARD-LOOKING STATEMENTS

     This Proxy Statement/Prospectus includes and incorporates by reference forward-looking statements based on current plans and expectations of HRM, HPS and Subcorp, relating to, among other matters, analyses and estimates of amounts that are not yet determinable. Such forward-looking statements are contained in the sections entitled "Summary," "The Merger," "The Companies," "Management's Discussion and Analysis of Financial Condition and Results of Operations of HRM" and other sections of this Proxy Statement/Prospectus. Such statements involve risks and uncertainties which may cause actual future activities and results of operations to be materially different from those suggested in this Proxy Statement/Prospectus, including, among others, HRM's dependence on its current management, the risks and uncertainties present in HRM's and HPS's business and the competitive health care marketplace where clients and vendors commonly experience mergers or acquisitions, volume fluctuations, participant enrollment fluctuations, fixed price contracts, contract disputes, contract modifications, contract renewals and nonrenewals, various business reasons for delaying contract closings, and the operational challenges of matching case volume with optimum staffing, having fully trained staff, having computer and telephonic supported operations, and managing turnover of key employees and outsourced services to performance standards, as well as other factors described elsewhere in this Proxy Statement/Prospectus.

                             AVAILABLE INFORMATION

     Each of HPS and HRM is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the Securities and Exchange Commission (the "SEC" or the "Commission"). Such reports, proxy statements, and other information filed by either HPS or HRM with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at its principal office at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following Regional Offices of the
Commission: New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048, and Chicago Regional Office, Citicorp Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates, or through the World Wide Web (http://www.sec.gov). The HPS Common Shares are listed on the NYSE, and such reports, proxy statements and other information concerning HPS are available for inspection and copying at the offices of the NYSE, 20 Broad Street, New York, New York 10005. The HRM Common Stock is quoted on the NASDAQ/NM, and such reports, proxy statements and other information concerning HRM are available for inspection and copying at the Public Reference Section of the NASDAQ/NM at 1737 K Street, N.W., Washington, D.C. 20006.

     HPS has filed with the Commission a Registration Statement on Form S-4 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the HPS Common Shares to be issued in the Merger (the "Registration Statement"). This Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and related annexes and exhibits for further information with respect to HPS and the securities offered hereby.

Statements contained herein concerning the provisions of any document are necessarily summaries of such document and not complete, and in each instance, reference is made to the copy of such document attached hereto or filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

     HRM SHAREHOLDERS WHO HAVE ANY QUESTIONS ABOUT EXECUTING, CHANGING OR REVOKING A PROXY SHOULD CONTACT: [CONTACT PERSON AT PROXY SOLICITING SERVICE SERVING AS INFORMATION AGENT]
                             ---------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by HPS with the Commission pursuant to the Exchange Act are hereby incorporated by reference in this Proxy
Statement/Prospectus:

          1. The description of HPS Common Shares contained in HPS's Registration Statement on Form 8-A dated May 12, 1995, and any amendment or report filed for the purpose of updating such description;

          2. HPS's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, filed with the Commission on March 29, 1996 (the "1995 HPS Form 10-K");

          3. The information contained in HPS's Proxy Statement dated April 2, 1996 for its Annual Meeting of Shareholders held on May 2, 1996 that has been incorporated by reference in the 1995 HPS Form 10-K and was filed with the Commission on Schedule 14A on April 3, 1996;

          4. HPS's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996 (filed with the Commission on May 15, 1996), June 30, 1996 (filed with the Commission on August 13, 1996); and

          5. HPS's Current Reports on Form 8-K filed with the Commission on July 15, 1996, and July 16, 1996 and HPS's Current Reports on Form 8-K/A filed with the Commission on September 13, 1996.

     All reports and other documents filed with the Commission by HPS pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the Special Meeting shall be deemed to be incorporated by reference herein and to be a part hereof from the respective dates of filing of such reports and other documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained herein or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

     THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WITH RESPECT TO HPS THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF THESE DOCUMENTS (NOT INCLUDING EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS OR HEREIN) ARE AVAILABLE WITHOUT CHARGE TO ANY PERSON TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED UPON WRITTEN OR ORAL REQUEST TO HEALTHPLAN SERVICES CORPORATION, 3501 FRONTAGE ROAD, TAMPA, FLORIDA 33607, ATTENTION: JAMES K. MURRAY, III, EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER, TELEPHONE NUMBER (813) 289-1000.

     IN ORDER TO ENSURE TIMELY DELIVERY, ANY REQUEST FOR DOCUMENTS SHOULD BE
MADE BY DECEMBER   , 1996.

                               TABLE OF CONTENTS

                                           PAGE
                                           -----
FORWARD-LOOKING STATEMENTS................ ii
AVAILABLE INFORMATION..................... ii
INCORPORATION OF CERTAIN DOCUMENTS BY
  REFERENCE............................... iii
SUMMARY................................... 1
  The Companies........................... 1
  The Special Meeting..................... 2
  The Merger.............................. 3
  Certain Federal Income Tax
    Consequences.......................... 6
  Comparison of Shareholder Rights........ 7
  Summary Historical and Unaudited Pro
    Forma Consolidated Financial
    Information........................... 8
COMPARATIVE PER SHARE DATA................ 11
MARKET PRICE AND DIVIDEND
  DATA.................................... 12
RISK FACTORS.............................. 13
THE SPECIAL MEETING....................... 19
  General................................. 19
  Matters to Be Considered at the Special
    Meeting............................... 19
  Record Date; Vote Required; Voting at
    the Meeting........................... 19
  Voting of Proxies....................... 20
  Solicitation of Proxies................. 20
  Recommendation of the HRM Board of
    Directors............................. 21
  Appraisal Rights........................ 21
THE MERGER................................ 21
  Background of the Merger................ 21
  Reasons of HRM for the Merger;
    Recommendation of the HRM Board of
    Directors............................. 24
  Reasons of HPS for the Merger........... 25
  Opinion of Robertson Stephens........... 26
  Interests of Certain Persons in the
    Merger................................ 29
  Accounting Treatment.................... 30
  Regulatory Approvals.................... 30
  Federal Securities Law Consequences..... 31
  Deregistration of HRM Common Stock...... 31
  Treatment of Stock Options.............. 32
  Support/Voting Agreements............... 32
  Rights of Dissenting Shareholders....... 33
  Joint Marketing Agreement............... 35
THE MERGER AGREEMENT...................... 35
  The Merger.............................. 35
  Merger Consideration.................... 35
  Exchange Procedures..................... 36
  Representations, Warranties and
    Covenants............................. 37
  Negotiations and Solicitations.......... 40
  Conditions.............................. 40
  Termination; Effect of Termination...... 42
  Amendment and Waiver.................... 43
  Expenses................................ 43
CERTAIN FEDERAL INCOME TAX CONSEQUENCES... 44
THE COMPANIES............................. 46
  Business of HRM......................... 46
  Business of HPS......................... 54

                                           PAGE
                                           -----
SELECTED HISTORICAL FINANCIAL INFORMATION
  OF HRM.................................. 62
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS OF HRM....................... 63
  Overview................................ 63
  Results of Operations................... 63
  Liquidity and Capital Resources......... 66
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL
  STATEMENTS.............................. 68
PRINCIPAL SHAREHOLDERS OF HRM............. 74
  Security Ownership of Certain Beneficial
    Owners and Management................. 74
COMPARISON OF SHAREHOLDER RIGHTS.......... 76
  Cumulative Voting in the Election of
    Directors............................. 76
  Power to Call Special Meeting........... 76
  Dissolution............................. 76
  Classified Board of Directors........... 77
  Removal of Directors.................... 77
  Actions by Written Consent of
    Shareholders.......................... 77
  Voting Requirements..................... 77
  Approval of Mergers and
    Consolidations........................ 78
  Preemptive Rights....................... 78
  Rights of Dissenting Shareholders....... 79
  Dividends and Repurchase of Shares...... 79
  Limitations of Liability of Directors
    and Officers; Indemnification......... 79
  Business Combinations and Control Share
    Acquisitions.......................... 80
DESCRIPTION OF HPS CAPITAL STOCK.......... 81
  General................................. 81
  HPS Common Shares....................... 81
  Preferred Stock......................... 81
  Delaware Anti-Takeover Law.............. 81
LEGAL MATTERS............................. 82
EXPERTS................................... 82
OTHER MATTERS............................. 82
SHAREHOLDER PROPOSALS..................... 83
INDEX TO FINANCIAL STATEMENTS OF HEALTH
  RISK MANAGEMENT, INC.................... F-1
ANNEXES:
  A -- Plan and Agreement of Merger, dated
       September 12, 1996, as amended,
       among HealthPlan Services
       Corporation, HealthPlan Services
       Alpha Corporation, and Health Risk
       Management, Inc.
  B -- Opinion of Robertson, Stephens &
       Company LLC dated September 11,
       1996
  C -- Minnesota Dissenters' Rights
       Provisions

                                    SUMMARY

     The following is a summary of certain information contained elsewhere in this Proxy Statement/ Prospectus and the Annexes hereto (the "Proxy Statement/Prospectus"). This summary is not intended to be complete and is qualified in its entirety by the more detailed information and financial statements appearing elsewhere or incorporated by reference in this Proxy Statement/Prospectus. HRM Shareholders are urged to read and consider carefully all of the information contained or incorporated by reference in this Proxy Statement/Prospectus.

                                 THE COMPANIES

HRM

     HRM was incorporated in 1977. HRM provides comprehensive, integrated total health plan management and information services from diagnosis through claim payment supported by HRM's QUALITYFIRST(R) clinical practice guidelines for self-funded health benefit plans, fully insured health benefit plans, workers' compensation care and disability care using electronic data interchange ("EDI") technology. HRM provides these services for self-insured employers, unions, governmental entities, insurance companies, health maintenance organizations ("HMOs"), preferred provider organizations ("PPOs"), hospitals, and others to manage the quality, volume, cost, and payment for health care. HRM's managed health care services include a 24 hours per day, 7 days per week ("24/7") health information line; care review management services, which apply diagnostic and utilization review; case management services for a variety of catastrophic or long-term illnesses and conditions; price control management services such as preferred provider networks, fee negotiations, and audits of hospital and physician charges; claims administration management services; and health care information management and software services. HRM has developed its managed health care services based upon proprietary clinical practice protocols (QUALITYFIRST Healthcare Practice Guidelines), HRM-developed medical and cost databases, and extensive medical expertise. Unless the context otherwise requires, references to "HRM" include its wholly owned domestic subsidiaries, HRM Claim Management, Inc., Institute for Healthcare Quality, Inc., Health Benefit Reinsurance, Inc., and Health Program Managers, Inc., and its wholly owned Canadian subsidiary, Health Resource Management Ltd. The principal executive offices of HRM are located at 8000 West 78th Street, Minneapolis, Minnesota 55439, and its telephone number is (612) 829-3500. See "The
Companies -- Business of HRM."

HPS

     HPS, along with its newly acquired operating units, Consolidated Group, Inc. and Harrington Services Corporation, is a leading provider of managed care services to small businesses and large, self-insured organizations. Its services include distribution, enrollment, billing and collection, claims administration, and information reports and analysis on behalf of health care payors and providers, covering over three million members in the United States. HPS's clients include managed care organizations (HMOs and PPOs), integrated health care delivery systems, insurance companies, and health care purchasing alliances. The majority of HPS's in-force business utilizes managed care products, and substantially all of HPS's new business since October 1994 utilizes managed care products. The principal executive offices of HPS are located at 3501 Frontage Road, Tampa, Florida 33607, and its telephone number is
(813) 289-1000. See "The Companies -- Business of HPS."

                              THE SPECIAL MEETING

DATE, TIME AND PLACE OF SPECIAL MEETING

     The Special Meeting will be held at HRM's corporate offices located at 7900
West 78th Street, Fourth Floor, Minneapolis, Minnesota, on December   , 1996, at
     a.m., Minnesota time, for the following purposes:

          1. To consider and vote on a proposal (the "Merger Proposal") to approve and adopt the Merger Agreement, pursuant to which, among other things, (i) HRM will be merged with and into Subcorp with the result that HRM becomes a wholly owned subsidiary of HPS, and (ii) each outstanding share of HRM Common Stock (other than shares held by HRM Shareholders who validly exercise dissenters' rights) will be converted into the right to receive $9.68603 per share in cash and 0.360208 of an HPS Common Share. The
     0.360208 share exchange ratio is subject to possible increase or decrease, depending on the market price of HPS Common Shares during the five trading days preceding the consummation of the Merger, as set forth in the Merger Agreement. A copy of the Merger Agreement is attached as Annex A to this Proxy Statement/Prospectus.

          2. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

RECORD DATE

     Only HRM Shareholders of record at the close of business on November   ,
1996 (the "Record Date"), will be entitled to notice of and to vote at the
Special Meeting. On the Record Date, there were      shares of HRM Common Stock
outstanding held by approximately      holders of record (which number of shares
does not include shares of HRM Common Stock issuable upon the exercise of outstanding options prior to the Effective Time (defined below)). See "The Special Meeting -- Record Date; Vote Required; Voting at the Meeting."

REQUIRED VOTE

     The Merger Proposal requires the affirmative vote of the holders of a majority of the shares of HRM Common Stock outstanding and entitled to vote thereon. As of the Record Date, the directors and executive officers of HRM and certain of their affiliates owned approximately 14.4% of the outstanding HRM Common Stock, and each such person has advised HRM that he, she or it intends to vote in favor of the Merger Proposal. Of this group, certain executive officers and directors of HRM who as of the Record Date owned in the aggregate approximately 14.2% of the outstanding HRM Common Stock have each formally agreed in writing to vote or direct the vote of all HRM Common Stock over which such person or such person's affiliates have voting power or control in favor of the Merger Proposal. See "The Special Meeting -- Record Date; Vote Required; Voting at the Meeting."

REVOCABILITY OF PROXIES

     Any proxy given pursuant to this solicitation may be revoked by (i) filing (including by telegram or telecopy) with the Secretary of HRM, before the taking of the vote at the Special Meeting, a written notice of revocation bearing a later date than the date of the proxy or any later-dated proxy relating to the same shares, or (ii) attending the Special Meeting and voting in person. HRM Shareholders who require assistance in changing or revoking a proxy should
contact HRM's proxy solicitor,               .

RECOMMENDATION OF THE BOARD OF DIRECTORS

     The Board of Directors of HRM has determined that the terms of the Merger Agreement and the transactions contemplated thereby are fair to, and in the best interests of, HRM Shareholders. Accordingly, the HRM Board of Directors recommends that HRM Shareholders vote FOR the approval and adoption of the Merger Agreement.

APPRAISAL RIGHTS

     Any holder of shares of HRM Common Stock is entitled to dissent from the Merger and demand the fair value of the shares of HRM Common Stock held by such shareholder in cash, if such dissenting shareholder follows the procedures provided by applicable law which are described elsewhere in this Proxy Statement/Prospectus. See "The Special Meeting -- Appraisal Rights," "The Merger -- Rights of Dissenting Shareholders" and "Comparison of Shareholder Rights -- Rights of Dissenting Shareholders."

                                   THE MERGER

GENERAL; EXCHANGE RATIO

     Pursuant to the Merger Agreement, each share of HRM Common Stock issued and outstanding prior to the Effective Time, except for dissenting shares, will be converted into the right to receive (a) $9.68603 in cash (the "Per Share Cash Consideration"), plus (b) 0.360208 of an HPS Common Share; provided, however, that (i) if the weighted (by the daily trading volume) average closing price of the HPS Common Shares on the NYSE Composite Tape for the five full trading days ending on the last full trading day immediately prior to the Effective Time (the "Market Price") is less than $17.93, then the per share stock consideration will be equal to 0.360208 multiplied by a fraction, the numerator of which is $17.93 and the denominator of which is the Market Price, and (ii) if the Market Price is greater than $30.00, then the per share stock consideration will be equal to
0.360208 multiplied by a fraction, the numerator of which is $30.00 and the denominator of which is the Market Price (the "Per Share Stock Consideration"). No fractional HPS Common Shares will be issued, and any holder who would otherwise have received a fractional HPS Common Share will have a right to receive cash in an amount equal to such fraction multiplied by the Market Price. The consummation of the Merger and the conversion of HRM Common Stock into cash and HPS Common Shares as described above are subject to the satisfaction or waiver of certain conditions (see "The Merger Agreement -- Conditions") and the right of one or both of HRM and HPS to terminate the Merger Agreement under certain circumstances as described under the caption "The Merger
Agreement -- Termination; Effect of Termination." Further information regarding calculation of the Per Share Stock Consideration can be obtained by contacting the person specified at the phone number provided in this Proxy Statement/Prospectus under the caption "Available Information."

EFFECTIVE TIME OF THE MERGER; CLOSING DATE

     The Merger will become effective (the "Effective Time") when a certificate of merger and articles of merger are filed with the Secretary of State of the States of Delaware and Minnesota, respectively, or at such later time as is specified in the certificate of merger and articles of merger. Prior to such filing, a closing (the "Closing") will be held on a date (the "Closing Date") agreed to by HPS and HRM, which date will be within three business days following the date upon which all conditions set forth in the Merger Agreement have been satisfied or waived, as the case may be, but not earlier than January 1, 1997. See "The Merger Agreement -- Conditions."

CONDITIONS TO CONSUMMATION OF THE MERGER

     Consummation of the Merger is subject to, among other things, (i) approval by HRM Shareholders of the Merger Proposal; (ii) there being no order or injunction of a court of competent jurisdiction which prohibits the consummation of the Merger; (iii) the expiration or termination of all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), all of which terminated on November 4, 1996; (iv) the Commission shall have declared the Registration Statement effective, and at the Effective Time, no stop order or similar restraining order shall have been threatened by the Commission or entered by the Commission or any state securities administrator prohibiting the Merger; (v) all consents, authorizations, orders and approvals of (or filings or registrations with) any governmental commission, board or other regulatory body shall have been obtained or made, except for filings in connection with the Merger and any other documents required to be filed after the Effective Time and except where the failure to have obtained or made any such consent, authorization, order, approval, filing or registration would not have a material adverse effect; and
(vi) the HPS Common Shares to be issued to the HRM Shareholders in connection with the Merger shall have been approved for listing on the NYSE, subject only to official notice of issuance.

     In addition, consummation of the Merger by any party to the Merger Agreement is conditioned upon the representations and warranties of the other parties being true and correct on and as of the Closing Date (except for those made as of a specified time), except for such inaccuracies which have not had and would not reasonably be expected to have a material adverse effect on the representing or warranting party, and performance in all material respects of each obligation and agreement and compliance in all material respects with each covenant to be performed and complied with by the other parties thereto. See "The Merger -- Interests of Certain Persons in the Merger," "The
Merger -- Regulatory Approvals," "The Merger Agreement -- Representations, Warranties and Covenants" and "The Merger Agreement -- Conditions."

ACCOUNTING TREATMENT

     The Merger will be accounted for under the "purchase" method of accounting, in accordance with generally accepted accounting principles. See "The
Merger -- Accounting Treatment."

REASONS OF HRM FOR THE MERGER; RECOMMENDATION OF THE HRM BOARD OF DIRECTORS

     In reaching its conclusions to approve the Merger Agreement and to recommend the approval and adoption of the Merger Agreement by the HRM Shareholders, the HRM Board of Directors considered a wide variety of factors, including the opportunity to HRM Shareholders to continue equity participation in a larger, more diversified medical service company on a tax-deferred basis and also to receive cash in the transaction; the potential for increased sales, cost savings, improved profit margins, and expanded products through the combination of the two companies; the fairness opinion of Robertson, Stephens & Company LLC; the exchange ratio and historical trading prices for HRM Common Stock and HPS Common Shares; the terms and conditions of the Merger Agreement; and the likelihood of consummation of the Merger. In addition, the HRM Board of Directors considered the business, financial condition, results of operations and prospects of HRM and HPS and determined that the Merger could provide to HRM competitive strength and business opportunities not otherwise available to HRM if it remained a separate company. For additional information, see "The
Merger -- Reasons of HRM for the Merger; Recommendation of the HRM Board of Directors."

     THE BOARD OF DIRECTORS OF HRM HAS DETERMINED THAT THE TERMS OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY ARE FAIR TO, AND IN THE BEST INTERESTS OF, HRM AND THE HRM SHAREHOLDERS. ACCORDINGLY, THE HRM BOARD OF DIRECTORS RECOMMENDS THAT HRM SHAREHOLDERS VOTE "FOR" THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

REASONS OF HPS FOR THE MERGER

     The HPS Board of Directors, in the course of reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, considered a number of factors, including among others: (i) the HPS Board's knowledge of the business, operations, properties, assets, financial condition, operating results and prospects of HRM, including, in particular, the enhanced ability of HPS to grow and expand its business through combined operations with HRM; (ii) the HPS Board's judgment as to the future prospects of HPS in light of management's assessment of the future of the health care industry, including consolidation in the health care industry in general and the trend toward expanded risk management products such as those available through HRM, and its belief that larger, more diversified companies will be better able to compete effectively in a rapidly changing and competitive health care industry; (iii) the attractiveness of HRM as a strategic partner, including HRM's knowledge of the industry and its quality products, potential benefits of combining the two companies' customers, services, and products, and the strong management team of HRM; (iv) current industry, economic, and market conditions and trends, including the likelihood of continuing consolidation and increasing competition in the health care services industries (and corresponding decrease in the number of suitable merger partners with the types of quality products offered by HRM), the growing importance of financial resources, market position, and economies of scale to a health care institution's ability to compete successfully in this changing environment, and the increase in costs of technology; (v) the possibility of achieving significant costs savings, operating efficiencies, and synergies as a result of the Merger that would not be available to either company on its own; (vi) the terms of the Merger Agreement and other agreements connected with the proposed transaction; (vii) the presentation of Bear Stearns and its oral opinion that the transaction is fair to HPS shareholders from a financial point of view; (viii) the historical market price of HPS Common Shares, which had ranged from $17.675 per share to $29.25 per share during the 12 months ended September 12, 1996, the last trading date prior to the announcement of the signing of the Merger Agreement; (ix) the lack of significant regulatory barriers to consummating the Merger; and (x) the interests of HPS's customers, which the HPS Board believed would be best served by the Merger with a strategic partner such as HRM. For additional information, see "The Merger -- Reasons of HPS for the Merger."

OPINION OF ROBERTSON STEPHENS

     Robertson, Stephens & Company LLC ("Robertson Stephens") has rendered an opinion to the HRM Board of Directors dated September 11, 1996 to the effect that, as of such date and subject to certain assumptions, factors and limitations set forth therein, the consideration to be received by HRM Shareholders in the Merger was fair, from a financial point of view, to such shareholders. The full text of the written opinion of Robertson Stephens, setting forth the assumptions made, procedures followed, matters considered and limits on the review undertaken by Robertson Stephens, is attached as Annex B to this Proxy Statement/Prospectus, and HRM Shareholders are urged to read carefully the opinion in its entirety. See "The Merger -- Opinion of Robertson Stephens."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendation of HRM's Board of Directors with respect to the Merger Agreement, HRM Shareholders should be aware that certain officers and directors of HRM (or their affiliates) have interests in the Merger that are different from and in addition to the interests of HRM Shareholders generally. These interests include, but are not limited to, the fact that certain executive officers of HRM will enter into amendments to existing employment agreements with HRM effective upon the consummation of the Merger, the accelerated vesting of HRM's outstanding options, including options held by officers and directors, and HPS's agreement to indemnify HRM's officers and directors following the Merger. In addition, certain executive officers and directors of HRM entered into Support/Voting Agreements with HPS. See "The Merger -- Interests of Certain Persons in the Merger" and "The Merger -- Support/Voting Agreements."

EXCHANGE PROCEDURES

     If the Merger Proposal is approved and the Merger is consummated, as soon as practicable after the Effective Time, a letter of transmittal will be mailed or delivered to each HRM Shareholder to be used in forwarding certificates evidencing such holder's shares of HRM Common Stock for surrender and exchange for cash and certificates evidencing HPS Common Shares to which such holder has become entitled and, if applicable, cash in lieu of fractional HPS Common Shares. After receipt of such letter of transmittal, each holder of certificates formerly representing shares of HRM Common Stock should surrender such
certificates to       , the exchange agent for the Merger, pursuant to and in
accordance with the instructions accompanying such letter of transmittal, and each holder will receive in exchange therefor cash and certificates evidencing the whole number of HPS Common Shares to which such holder is entitled, including any cash which may be payable in lieu of fractional HPS Common Shares. See "The Merger Agreement -- Merger Consideration." Such letter of transmittal will be accompanied by instructions specifying other details of the exchange. HRM SHAREHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL.

TREATMENT OF STOCK OPTIONS

     Under the terms of the Merger Agreement, each holder of an option to purchase shares of HRM Common Stock that is outstanding at the Effective Time of the Merger (an "HRM Option") will receive a cash payment equal to (i) the total number of shares of HRM Common Stock subject to the unexercised portion of such HRM Option, determined by assuming that such HRM Option is immediately vested and exercisable in full, multiplied by (ii) the excess of (x) the Per Share Cash Consideration plus the current fair market value of the Per Share Stock Consideration, over (y) the per share exercise price specified in such HRM Option. Prior to the Effective Time of the Merger, HRM will take such action as is legally required to amend the 1990 Stock Option Plan and the 1992 Long-Term Incentive Plan and the terms of all HRM Options outstanding at the Effective Time such that (i) all outstanding HRM Options are immediately vested and exercisable in full at or before the Effective Time, (ii) the holders of all outstanding HRM Options will receive the cash described herein, (iii) all HRM Options outstanding at the Effective Time reflect the revised exercise terms described above, (iv) no further options will be grantable under such plans after the Effective Time, and (v) all change-of-control provisions contained in such plans and outstanding HRM Options will not apply to any HRM Options outstanding as of the Effective Time.

SUPPORT/VOTING AGREEMENTS

     Concurrently with the execution of the Merger Agreement, certain executive officers and directors of HRM who as of the Record Date owned in the aggregate approximately 14.2% of the outstanding shares of HRM Common Stock (each, a "Supporting Shareholder" and together, the "Supporting Shareholders"), executed separate Support/Voting Agreements with HPS pursuant to which each Supporting Shareholder agreed, among other things, to vote or direct the vote of all shares of HRM Common Stock beneficially owned by the Supporting Shareholder or his or her affiliates, directly or indirectly, to approve the Merger and the Merger Agreement and the transactions contemplated thereby. Each Supporting Shareholder also thereby agreed, among other things, to not: (i) contract to sell, sell or otherwise transfer any shares of HRM Common Stock, other than pursuant to the Merger or except for certain permitted transfers, without HPS's prior written consent, or (ii) solicit, initiate, encourage or facilitate any inquiries with respect to any merger, consolidation or other business combination involving HRM, or acquisition of stock or any material portion of the assets of HRM, or any combination of the foregoing (a "Competing Transaction"), or engage in discussions or enter into any agreement or understanding with respect to any Competing Transaction; provided, however, that nothing in any Support/Voting Agreement prevents or restricts any Supporting Shareholder from taking any action or omitting to take any action (i) solely as a member of the Board of Directors of HRM required so as not to violate such Supporting Shareholder's fiduciary obligations as a director of HRM or which action is not in violation of any of the terms of the Merger Agreement or (ii) if such Supporting Shareholder is an officer of HRM, as directed or authorized by the Board of Directors of HRM so long as such direction or authorization was not made in violation of any of the terms of the Merger Agreement. Each Support/Voting Agreement will terminate at the earlier of (i) the termination of the Merger Agreement or (ii) the Effective Time. See "The Merger -- Support/Voting Agreements."

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The Merger will be treated as a tax-free reorganization within the meaning of sections 368(a)(1)(A) and 368(a)(2)(D) of the Internal Revenue Code of 1986, as amended (the "Code"). HRM, HPS, and Subcorp will each be a "party to the reorganization" within the meaning of section 368(b) of the Code.

     No gain or loss will be recognized by the shareholders of HRM upon their receipt of HPS Common Shares in exchange for their HRM Common Stock. HRM Shareholders will be required, however, to recognize gain, if any, realized in the transaction up to the amount of the cash received by each such shareholder. As to each shareholder, the character of the resulting gain will be either capital gain or ordinary income, depending on the nature of such shareholder's investment in the HRM Common Stock.

     THE FOREGOING SUMMARY IS NOT INTENDED, AND SHOULD NOT BE CONSIDERED, AS TAX ADVICE. HOLDERS OF HRM COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM UNDER APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS. See "Certain Federal Income Tax Consequences."

                        COMPARISON OF SHAREHOLDER RIGHTS

     As a result of the Merger, shares of HRM Common Stock, which are issued by a Minnesota corporation, will be converted into the right to receive cash and HPS Common Shares, which are issued by a Delaware corporation. There are differences between the rights of HRM Shareholders and the rights of holders of HPS Common Shares ("HPS Shareholders"). These differences result from (i) differences between Minnesota and Delaware law, and (ii) differences between the governing instruments of HRM and HPS. For a discussion of the various differences between the rights of HRM Shareholders and HPS Shareholders, see "Comparison of Shareholder Rights."

                   SUMMARY HISTORICAL AND UNAUDITED PRO FORMA

                       CONSOLIDATED FINANCIAL INFORMATION

HRM SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

     The following table sets forth summary historical consolidated financial information of HRM and has been derived from and should be read in conjunction with HRM's audited consolidated financial statements, unaudited interim consolidated financial statements, and other financial information, including the notes thereto, included elsewhere in this Proxy Statement/Prospectus. Unaudited interim data reflects, in the opinion of HRM's management, all adjustments considered necessary for a fair presentation of results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any other interim or annual period.

                                               THREE MONTHS
                                              ENDED SEPTEMBER
                                                    30,                    FISCAL YEAR ENDED JUNE 30,
                                             -----------------   -----------------------------------------------
                                              1996      1995      1996      1995      1994      1993      1992
                                             -------   -------   -------   -------   -------   -------   -------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Revenues.................................... $14,395   $13,371   $54,507   $49,302   $45,824   $40,871   $27,828
Net income (loss)........................... $   438   $   529   $ 1,996   $   844   $ 1,716   $ 2,294   $   (95)
                                             ========  ========  ========  ========  ========  ========  ========
Net income (loss) per common and common
  equivalent share(1)....................... $   .10   $   .13   $   .47   $   .21   $   .43   $   .57   $  (.02)
                                             ========  ========  ========  ========  ========  ========  ========
Weighted average common and common
  equivalent shares(1)......................   4,356     4,140     4,219     3,982     4,015     3,993     3,871

                                                 SEPTEMBER 30,                      JUNE 30,
                                                 -------------   -----------------------------------------------
                                                     1996         1996      1995      1994      1993      1992
                                                 -------------   -------   -------   -------   -------   -------
                                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
Total assets...................................     $43,619      $44,822   $39,962   $37,844   $32,501   $28,313
Total debt.....................................       5,401        6,977     7,101     7,996     5,893     4,437
Shareholders' equity...........................      29,189       28,474    25,101    23,677    21,668    19,060

---------------

(1) Earnings per share is computed using the weighted average number of common shares and common share equivalents outstanding during the period. Common share equivalents include dilutive stock options and warrants using the treasury stock method.

HPS SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

     The following table sets forth summary historical consolidated financial information of HPS and has been derived from and should be read in conjunction with HPS's audited consolidated financial statements, unaudited interim consolidated financial statements, and other financial information, including the notes thereto, incorporated by reference in this Proxy Statement/Prospectus. See "Incorporation of Certain Documents by Reference." Unaudited interim data reflects, in the opinion of HPS's management, all adjustments considered necessary for a fair presentation of results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any other interim or annual period.

                                                                  HPS                            PREDECESSOR COMPANY(1)
                                                    -------------------------------    ------------------------------------------
                              NINE MONTHS ENDED                PRO FORMA    THREE        NINE
                                                      YEAR       YEAR       MONTHS      MONTHS
                            ---------------------    ENDED       ENDED      ENDED        ENDED        YEAR ENDED DECEMBER 31,
                            SEPT. 30,   SEPT. 30,   DEC. 31,   DEC. 31,    DEC. 31,    SEPT. 30,   ------------------------------
                             1996(2)      1995        1995      1994(3)      1994        1994        1993       1992       1991
                            ---------   ---------   --------   ---------   --------    ---------   --------   --------   --------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
  DATA:
Revenues................... $129,876    $ 70,889    $100,250   $107,178    $ 25,233     $81,945    $113,863   $124,165   $123,868
Net income (loss).......... $(12,395)   $  6,551    $  9,535   $  6,467    $    231     $ 1,747    $  6,960   $ 11,559   $ 11,763
Dividends on redeemable
  preferred stock..........       --         285         285         --         285
Net income (loss)
  attributable to common
  stock.................... $(12,395)   $  6,266    $  9,250   $  6,467    $    (54)
Pro forma net income (loss)
  per share(4)............. $  (0.83)   $   0.49    $   0.71   $   0.69    $   0.03
Pro forma weighted average
  shares outstanding(4)....   14,968      13,407      13,414      9,339       9,339
Historical weighted average
  net income (loss) per
  share.................... $  (0.90)   $   0.59    $   0.82        n/a         n/a
Historical weighted average
  shares outstanding.......   13,834      10,635      11,336        n/a         n/a

                                                               PRO FORMA                                    DECEMBER 31,
                            SEPT. 30,   SEPT. 30,   DEC. 31,   DEC. 31,    DEC. 31,    SEPT. 30,   ------------------------------
                              1996        1995        1995      1994(3)      1994        1994        1993       1992       1991
                            ---------   ---------   --------   ---------   --------    ---------   --------   --------   --------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
Total assets............... $249,878    $112,455    $112,667   $ 53,189    $ 53,189     $27,884    $ 31,851   $ 19,853   $ 21,872
Total debt.................   67,874       1,283       1,282      1,300       1,300       1,254       1,450         --         --
Redeemable preferred stock
  (Series A & B), including
  accrued dividends........       --          --          --         --      19,285          --          --         --         --
Common stockholders' equity
  (divisional equity
  (deficit))...............  101,548      77,923      80,966     20,292       1,007       2,170         634     (1,897)    (4,404)

---------------

(1) Represents the historical results of operations of Plan Services, Inc. - HealthPlan Services Division (the "Predecessor Company") of The Dun & Bradstreet Corporation ("D & B") which was purchased by HPS from D & B on September 30, 1994 (the "Acquisition"). See "The Companies -- Business of HPS." HPS's historical financial statements reflect certain expenses, including expenses attributable to employee benefit programs, retirement and health plans, treasury and insurance, which were incurred by the Predecessor Company and allocated to HPS on a pro rata basis.
(2) In the third quarter of 1996, HPS took a pre-tax charge of approximately $18.0 million in restructuring, integration and contract commitment expenses. Additionally, HPS recorded a pre-tax charge of $19.2 million for the impairment of goodwill. See "Risk Factors -- Risks Related to Goodwill."
(3) Gives effect to the Acquisition and the Recapitalization as if such transactions had occurred on January 1, 1994.
(4) Gives effect to the recapitalization of all 19,000,000 shares of Preferred Stock (plus the right to receive dividends accrued thereon), which were exchanged for 1,397,857 HPS Common Shares contemporaneously with consummation of HPS's initial public offering on May 19, 1995 (the "Recapitalization"), for all periods presented.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     The summary unaudited pro forma consolidated financial information of HPS and HRM has been derived from, or prepared on a basis consistent with, the unaudited pro forma consolidated financial statements included elsewhere in this Proxy Statement/Prospectus. This data is presented for illustrative purposes only and is not necessarily indicative of the consolidated results of operations or financial position that would have occurred if the Merger had occurred at the beginning of each period presented or on the dates indicated, nor is it necessarily indicative of future operating results or financial position of HPS.

                                                                 NINE MONTHS
                                                                ENDED OR AS OF             YEAR ENDED
                                                                SEPTEMBER 30,             DECEMBER 31,
                                                                   1996(B)                    1995
                                                            ----------------------        ------------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA(A):
Revenues..................................................         $247,556                 $298,144
Income (loss) from continuing operations..................          (11,024)                   8,974
Income (loss) per share from continuing operations........            (0.67)                    0.35
BALANCE SHEET DATA(A):
Total assets..............................................         $348,849
Total debt................................................          118,935
Stockholders' equity......................................          135,429

---------------

(a) The unaudited pro forma consolidated statement of operations data is based on the individual pro forma consolidated statements of income of HPS as reported in its Amendment No. 1 to Current Reports on Form 8K/A as filed with the Commission on September 13, 1996, incorporated by reference, relating to HPS's acquisitions of Harrington Services Corporation ("Harrington"), and of Consolidated Group, Inc., Consolidated Group Claims, Inc., Consolidated Health Coalition, Inc., and Group Benefit Administrators Insurance Agency, Inc. (collectively the "Consolidated Group"), net of the effect of an additional 52,977 shares of stock issued to Harrington shareholders, and HPS's unaudited consolidated statement of operations for the three months ended September 30, 1996, included herein, and on the individual unaudited consolidated statements of net income for HRM, included herein, and combines the results of operations of HPS and HRM as if the Merger occurred at the beginning of each period presented. The unaudited pro forma consolidated balance sheet data is based on the individual balance sheets of HPS and HRM and has been prepared to reflect the Merger as of September 30, 1996. The unaudited pro forma consolidated financial information should be read in conjunction with the historical financial statements of HPS and HRM.

(b) In the third quarter of 1996, HPS took a pre-tax charge of approximately $18.0 million in restructuring, integration and contract commitment expenses. Additionally, HPS recorded a pre-tax charge of $19.2 million for the impairment of goodwill. See "Risk Factors -- Risks Related to Goodwill."

                           COMPARATIVE PER SHARE DATA

     Set forth below are historical income (loss) from continuing operations per share, cash dividends per share and book value per share data of HPS and HRM, unaudited pro forma consolidated per share data and unaudited pro forma equivalent per share data of HRM. The data set forth below should be read in conjunction with the HPS audited consolidated financial statements and unaudited interim consolidated financial statements, including the notes thereto, which are incorporated by reference in this Proxy Statement/Prospectus, and the HRM audited consolidated financial statements and unaudited interim consolidated financial statements, including the notes thereto, which are prepared on the basis of a June 30 year end and which are included elsewhere in this Proxy Statement/Prospectus. The data should also be read in conjunction with the unaudited pro forma consolidated financial statements, including the notes thereto, included elsewhere in this Proxy Statement/Prospectus.

                                                             HPS                                    HRM
                                              ---------------------------------      ---------------------------------
                                                NINE MONTHS         YEAR ENDED         NINE MONTHS         YEAR ENDED
                                              ENDED OR AS OF         OR AS OF        ENDED OR AS OF         OR AS OF
                                               SEPTEMBER 30,       DECEMBER 31,       SEPTEMBER 30,       DECEMBER 31,
                                                   1996                1995               1996                1995
                                              ---------------      ------------      ---------------      ------------
Historical:(c)
  Income (loss) from continuing operations
     per share..............................      $ (0.90)            $ 0.82              $0.30              $ 0.49
  Cash dividends per share..................           --                 --                 --                  --
  Book value per share......................         6.81               6.04               6.92                6.51

                                                NINE MONTHS         YEAR ENDED
                                              ENDED OR AS OF         OR AS OF
                                               SEPTEMBER 30,       DECEMBER 31,
                                                   1996                1995
                                              ---------------      ------------
Pro Forma Consolidated(a)(c):
  Income (loss) from continuing operations
     per share..............................      $ (0.67)            $ 0.54
  Cash dividends per share..................           --                 --
  Book value per share......................         8.25               8.93
HRM Pro Forma Equivalents(b)(c):
  Income (loss) from continuing operations
     per share..............................      $ (0.53)            $ 0.43
  Cash dividends per share..................           --                 --
  Book value per share......................         6.52               7.05

---------------
(a) The unaudited pro forma consolidated statement of operations data is based on the individual pro forma consolidated statements of income of HPS as reported in its Amendments No. 1 to Current Reports on Form 8K/A as filed with the Commission on September 13, 1996, incorporated by reference, relating to HPS's acquisitions of Harrington, and of the Consolidated Group, net of the effect of an additional 52,977 shares of stock issued to Harrington shareholders, and HPS's unaudited consolidated statement of operations for the three months ended September 30, 1996, included herein, and on the individual unaudited consolidated statements of net income for HRM, included herein, and combines the results of operations of HPS and HRM as if the Merger occurred at the beginning of each period presented. The unaudited pro forma consolidated balance sheet data is based on the individual balance sheets of HPS and HRM and has been prepared to reflect the Merger as of September 30, 1996. The unaudited pro forma consolidated financial information should be read in conjunction with the historical financial statements of HPS and HRM.

(b) The HRM Pro Forma Equivalents are computed by multiplying the consolidated pro forma amounts by a factor of .79 to reflect an assumed conversion ratio of HPS Common Shares for shares of HRM Common Stock. This conversion ratio was calculated as the sum of: (i) a factor of .43 resulting from dividing the Per Share Cash Consideration of $9.68603 by the last sales price of HPS Common Shares on September 12, 1996 ($22.375), the last trading day prior to the announcement of the Merger Agreement, plus (ii) the Per Share Stock Consideration of 0.360208.

(c) In the third quarter of 1996, HPS took a pre-tax charge of approximately $18.0 million in restructuring, integration and contract commitment expenses. Additionally, HPS recorded a pre-tax charge of $19.2 million for the impairment of goodwill (see the "Risk Factors" section of this Proxy Statement/Prospectus).

                         MARKET PRICE AND DIVIDEND DATA

     The following table reflects (i) the range of the reported high and low closing or last sale prices of HRM Common Stock on the NASDAQ/NM for the calendar quarters indicated, and (ii) the range of the reported high and low closing or last sale prices of HPS Common Shares on the NYSE Composite Tape for the calendar quarters indicated.

                                                        HRM                      HPS
                                                  -------------             -------------
                                                  HIGH        LOW           HIGH        LOW
                                                  -----       ---           -----       ---
CALENDAR 1994
First Quarter...................................    13 3/4     10            *          *
Second Quarter..................................    11 1/4      5  3/4       *          *
Third Quarter...................................     7 1/4      5  3/4       *          *
Fourth Quarter..................................     8 1/4      4  1/2       *          *
CALENDAR 1995
First Quarter...................................     8 1/8      5 3/16       *          *
Second Quarter..................................    11 1/2      7  3/8        18        14  1/4
Third Quarter...................................    11 1/2      9  1/2        22        15  1/8
Fourth Quarter..................................    10 7/8      7  3/4        27        17  3/8
CALENDAR 1996
First Quarter...................................    18 1/8      9  1/4        28 1/8    22  7/8
Second Quarter..................................    18 3/8     10             29 1/4    20  1/2
Third Quarter...................................    16         10  1/8        26 3/4    19  1/4
Fourth Quarter (through             , 1996).....

---------------

* The initial public offering of HPS Common Shares was completed on May 19, 1995.

     On September 12, 1996, the last full trading day prior to the public announcement of the Merger Agreement, the closing price of HPS Common Shares was $22.375 per share and the last sale price of HRM Common Stock was $15.50 per share, as reported on the NYSE Composite Tape and the NASDAQ/NM, respectively. The value of HRM Common Stock at September 12, 1996, on an equivalent per share
basis, was $17.75 (assuming an Exchange Ratio of 0.360208). On November   ,
1996, the most recent practicable date prior to the mailing of this Proxy Statement/Prospectus, the last sale prices of HPS Common Shares and HRM Common
Stock were $          per share and $          per share, respectively, as
reported on the NYSE Composite Tape and the NASDAQ/NM, respectively. The value
of HRM Common Stock at November   , 1996, on an equivalent per share basis, was
$          (assuming an Exchange Ratio of           ). HRM Shareholders are
encouraged to obtain current market quotations for HPS Common Shares and HRM Common Stock.

     HPS has applied for the listing of the HPS Common Shares to be issued in the Merger on the NYSE.

     Neither HRM nor HPS declared any dividends on their common stock in the calendar years ended December 31, 1994 and 1995 or for the first, second or third quarters of calendar 1996. Pursuant to the Merger Agreement, HRM has agreed that, during the period from the date of the Merger Agreement to the Effective Time, HRM will not make, declare or pay any dividend or distribution on the HRM Common Stock. In addition, certain covenants contained in their respective credit facilities restrict HRM and HPS from making, declaring or paying any such dividend or distribution.

                                  RISK FACTORS

     Shareholders of HRM should carefully consider the following information in addition to the other information contained in this Proxy Statement/Prospectus in evaluating an investment in the HPS Common Shares.

RISKS RELATED TO NEW BUSINESS STRATEGY

     From 1990 to 1995, HPS's annual revenues declined from approximately $129 million to approximately $100 million. Effective September 30, 1994, HPS, formerly known as Plan Services, Inc., a division of The Dun & Bradstreet Corporation ("D & B"), was acquired from D & B by the Noel Group, Inc. ("Noel"), James K. Murray, Jr., HPS's current President and Chief Executive Officer, and certain other investors. A new management team was recruited to implement a new business strategy aimed at growing revenue through strengthening its relationships with managed care companies, adding new payors as customers (such as PPOs, HMOs, and integrated delivery systems), and consolidating the fragmented third party administrator industry.

     HPS believes that the decline in revenue during the 1990-1995 period is attributable primarily to a slow transition by its major customers from offering traditional "fee for service" health care plans to managed care products. The cost of traditional health insurance increased significantly during this period, and HPS did not expand distribution by developing relationships with HMOs or PPOs. As a result, many of HPS's small business customers elected to seek alternative coverage or become self-insured.

     In order to combat this trend, HPS's management is committed to expand distribution and develop client relationships with established HMOs. HPS will seek to build economies of scale by continuing to pursue vigorously these relationships, as well as by executing an acquisition strategy aimed at consolidating the third party administrator industry. In addition, HPS expects to pursue administrative services contracts with large employers to administer their self-insured health care plans, and it may also invest in the development of information based products for its payors and their customers.

     Starting in 1994, HPS has also pursued contracts with state sponsored health care purchasing alliances, initially in Florida, and in 1995-1996, with additional contracts in North Carolina, Kentucky, and Washington. HPS has incurred substantial expenses in connection with the start up of these contracts, and, to date, the alliance business has been unprofitable. During the quarter ended December 31, 1994, HPS recorded a pre-tax charge of approximately $3.6 million related to state sponsored and private health care purchasing alliances. HPS has also announced that an additional charge in the amount of $2.6 million was taken in the third quarter of 1996. There can be no assurance that HPS will be able to recoup its investment in developing these relationships or that these operations will ultimately be profitable.

     The implementation of this overall strategy involves substantial risks, and there can be no assurance that this strategy will be effectively implemented. In addition, it is likely that HPS will experience a flattening or decrease in net margins as it pursues this aggressive expansion strategy.

RISKS RELATED TO GROWTH THROUGH ACQUISITIONS

     HPS's strategy has included the acquisition of other managed care services companies, as well as the acquisition of blocks of health care administrative services business. Growth through acquisition involves substantial risks, including the risk of improper valuation of the acquired business. In addition, the value of such an acquired business or block of business could be impaired if HPS is not successful in integrating the business or block of business into its existing operations. These risks are increased when HPS elects to make such acquisitions on a leveraged basis. In 1995, HPS acquired, in two separate transactions, two blocks of administrative services business for a total consideration of $20.3 million ($5.0 million of which is being held in escrow). On July 1, 1996, HPS acquired all of the issued and outstanding shares of capital stock of Consolidated Group, Inc., Consolidated Group Claims, Inc., Consolidated Health Coalition, Inc., and Group Benefit Administrators Insurance Agency, Inc. (collectively, the "Consolidated Group") for a purchase price of $61.9 million, subject to a post-closing adjustment based on the balance sheet of the Consolidated Group as of June 30, 1996. Consolidated Group, like HPS, provides distribution and administra-tive services to payors interested in accessing the small group market. On July 1, 1996, HPS acquired all of the issued and outstanding shares of capital stock of Harrington Services Corporation ("Harrington") for a purchase price consisting of (i) approximately $32.5 million in cash, subject to a post-closing adjustment based on the balance sheet of Harrington as of June 30, 1996, and
(ii) 1,400,110 HPS common Shares. Harrington's principal business is the administration of medical benefits for self-funded health care plans of primarily large employer groups. The combined 1995 revenues of Harrington and the Consolidated Group exceed HPS's 1995 revenues. The acquisition of HRM will constitute the third major acquisition in 1996. The issuance of additional HPS Common Shares and the operation of HRM upon closing of the Merger may have a dilutive effect on earnings per share if HPS is unable to effect meaningful synergies within an appropriate period of time.

     There can be no assurance that HPS will successfully and profitably integrate the business of Harrington, the Consolidated Group and HRM into its existing operations. In addition, certain costs will be incurred to successfully integrate Harrington and Consolidated Group. On September 13, 1996, HPS announced that it has recorded approximately $18 million of restructuring and integration related charges related to this consolidation effort, which charges include the $2.6 million alliance charge referenced above and approximately $1.3 million taken in relation to other contract commitments. HPS does not anticipate any additional charges in the future as a result of these acquisitions.

     HPS may compete for acquisition and expansion opportunities with companies which have significantly greater resources than HPS. There can be no assurance that suitable acquisition candidates will be available, that financing for such acquisitions will be obtainable on terms acceptable to HPS, that such acquisitions can be consummated, or that acquired businesses or blocks of business can be integrated successfully and profitably into HPS's operations.

SIGNIFICANT BORROWINGS

     In connection with its growth strategy, HPS has incurred significant indebtedness with relatively short-term repayment schedules under its primary credit facility (the "Line of Credit"). On September 13, 1996, HPS announced an expansion of its credit facility from $85 million to $175 million. First Union National Bank of North Carolina is the "agency bank," and the participating banks are Barnett Bank N.A., Fleet Bank N.A., The Fifth Third Bank of Columbus, NationsBank, N.A., SouthTrust Bank of Alabama and SunTrust Bank, Tampa Bay. After the completion of the acquisition of HRM, HPS expects that its total indebtedness under the Line of Credit will be approximately $120 million, of which approximately 13.3% will be due on November 30, 1998. An additional 13.3% will be due on April 30, 1999. On both November 30, 1999 and April 30, 2000, an additional 16.7% will be due. Finally, on both November 30, 2000 and April 30, 2001, an additional 20% will be due. HPS's borrowing under the Line of Credit will result in interest expense that will range from LIBOR plus 125 to 175 basis points or New York prime plus 25 to 75 basis points. For 1996 and 1997, interest expense will approximate $2.5 million and $9.0 million, respectively, based on currently prevailing interest rates and assuming the outstanding indebtedness is paid in accordance with the existing payment schedule without any prepayment or additional borrowings. Such interest payments must be made regardless of HPS's operating results. The Line of Credit is guaranteed by HPS's subsidiaries and secured by the stock of such subsidiaries, and upon completion of the Merger will be guaranteed by and secured by all of the stock of HRM.

     On September 13, 1996, HPS entered into an interest rate swap agreement with NationsBank, N.A. ("NationsBank"). According to the terms of the agreement, HPS is obligated to pay NationsBank on the 17th of each month, commencing October 17, 1996 and ending September 17, 2001, monthly interest at a fixed per annum rate of 6.61% on the principal amount of the swap, which is $25 million. In exchange, NationsBank will reimburse HPS based on the prevailing one month LIBOR rate, thereby matching the floating rate index as required on the Line of Credit.

     On October 21, 1996, HPS entered into an interest rate swap agreement with First Union National Bank of North Carolina ("First Union"). According to the terms of the agreement, HPS is obligated to pay First Union on the 22nd of each month, commencing November 22, 1996 and ending October 22, 1999, monthly interest at a fixed per annum rate of 6.10% on the principal amount of the swap, which is $15 million. In exchange, First Union will reimburse HPS based on the prevailing one month LIBOR rate, thereby matching the floating rate index as required on the Line of Credit.

RISKS RELATED TO GOODWILL

     In March 1995, the Financial Accounting Standards Board issued its Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FASB 121"), which became effective for fiscal years beginning after December 15, 1995.

     FASB 121 established standards for determining when impairment losses on long-lived assets, including goodwill, have occurred and how impairment losses should be measured. HPS is required to review long-lived assets and certain intangibles, to be held and used, for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. In performing such a review for recoverability, HPS is required to compare the expected future cash flows to the carrying values of the long-lived assets and identifiable intangibles. If the sum of the expected future undiscounted cash flows is less than the carrying amount of such assets and intangibles, the assets are impaired, and the assets must be written down to their estimated fair market value.

     After performing a review for impairment of goodwill related to each of HPS's acquired businesses and applying the principles of measurement contained in FASB 121, HPS recorded a pre-tax charge against earnings of $19.2 million in the third quarter of 1996, representing approximately 11% of HPS's pre-charge goodwill. The pre-tax charge is attributable to impairment of goodwill recorded on the following acquisitions: Diversified Group Brokerage Corporation (acquired in October 1995), $7.7 million; Third Party Claims Management, Inc. (acquired in August 1995), $6.2 million; and Consolidated Group (acquired in July 1996), $5.3 million.

     Subsequent to the recording of this pre-tax charge, the remaining values of goodwill were $1.7 million, $1.6 million, and $54.8 million for the acquisitions of Diversified Group Brokerage, Third Party Claims Management, Inc., and Consolidated Group, respectively.

     The impairment of goodwill was determined based primarily on the expected future discounted cash flows attributable to the acquired companies. Such cash flows have declined since the effective dates of the acquisitions due primarily to higher than expected customer attrition experienced at the acquired companies. Recognition of this charge had no impact on cash flow.

     HPS will continue to evaluate on a regular basis whether events and circumstances have occurred that indicate the carrying amount of goodwill of $162.1 million at September 30, 1996, may warrant revision or may not be recoverable. Although the net unamortized balance of goodwill is not considered to be impaired, any such future determination requiring the write-off of a significant portion of unamortized goodwill could adversely affect HPS's results.

RELIANCE ON SMALL NUMBER OF PAYORS

     HPS derives a significant portion of its revenues from a small number of payors. On a pro forma basis giving effect to the acquisitions of Harrington and the Consolidated Group prior to the completion of the Merger, New England Mutual Life Insurance Company ("The New England"), Celtic Life Insurance Company, Ameritas Life Insurance Corporation and MetraHealth Division of United Healthcare accounted for, in the aggregate, 54.8%, 53.0% and 59.7% of total revenues in 1995, 1994 and 1993, respectively. In 1995, on a pro forma basis, The New England, Celtic Life Insurance Company, Ameritas Life Insurance Corporation and MetraHealth Division of United Healthcare accounted for 12.5%, 9.3%, 7.0% and 26.0%, respectively, of HPS's total revenues. There can be no assurance that these or any other payors will continue their contracts with HPS for any particular period of time. Typically, HPS's insurance, PPO, HMO and managed care payors sign contracts with HPS that are cancelable without penalty by either party upon written notice, ranging from 90 days to one year, and are also cancelable upon a change of ownership of HPS. Over the past several years, a number of payors have elected to abandon or de-emphasize their involvement in the small group health insurance market. In the third quarter of 1996, Metropolitan Life Insurance Company completed its acquisition of The New England. HPS is unable to predict what effect, if any, such merger will have on HPS's relationship with The New England. The abandonment of the small group market by The New England, Celtic Life Insurance Company, Ameritas Life Insurance Corporation or MetraHealth Division of United Healthcare could have a material adverse effect on HPS. In addition, a decision by any one of these payors to administer and distribute a significant portion of its products directly to small businesses could also have a material adverse effect on HPS.

DEPENDENCE ON KEY PERSONNEL

     The success of HPS depends to a large degree upon the efforts of its executive officers, the loss of whose services could have a material adverse effect on its business and prospects. HPS does not generally enter into employment agreements with its executive officers, and such executive officers are generally not bound by any non-competition agreement following termination of their employment.

UNCERTAINTIES RELATING TO HEALTH CARE REFORM INITIATIVES

     Since 1993, many competing proposals have been introduced in Congress and various state legislatures have called for general health care insurance market reforms to increase the access and availability of group health insurance and to require that all businesses offer health insurance coverage to their employees. For example, the Health Insurance Portability and Accountability Act of 1996 was signed into law in August 1996. This law, among other things, provides for insurance portability for individuals who lose or change jobs, limits exclusions for pre-existing conditions, and establishes a pilot program for medical savings accounts. It is uncertain what additional health care reform legislation, if any, will ultimately be implemented or whether other changes in the administration or interpretation of governmental health care programs will occur. Although recent proposals on health care reform have focused primarily on Medicare and Medicaid reform, it is not possible to predict if proposals calling for broad insurance market reform will be reintroduced in Congress or in any state legislature in the future, or if and when any such proposal may be enacted. Additionally, the adoption of a publicly-financed, single payor, national or state health plan not requiring the marketing, distribution and administrative services currently delivered by HPS would have a material adverse effect on HPS's business. It is possible that health care reform at the federal or state level, whether implemented through legislation or through action by federal or state administrative agencies, would require HPS to make significant changes to the way it conducts its business. Although it is not possible at this time to predict accurately the nature or effects of health care reform or whether it will be adopted and implemented, if at all, no assurances can be given that health care reform will not materially and adversely affect HPS's business.

GOVERNMENT REGULATION

     HPS is subject to regulation under the health care and insurance laws and other statutes and regulations of all 50 states, the District of Columbia and Puerto Rico. Many states in which HPS provides claims administration services require HPS or its employees to receive regulatory approval or licensure to conduct such business. Provider networks are also regulated in many states, and certain states require the licensure of companies, such as HPS, which provide utilization review services. HPS's operations are dependent upon its continued good standing under applicable licensing laws and regulations. Such laws and regulations are subject to amendment or interpretation by regulatory authorities in each jurisdiction. Generally, such authorities have relatively broad discretion when granting, renewing, or revoking licenses or granting approvals. These laws and regulations are intended to protect insured parties rather than stockholders, and differ in content, interpretation and enforcement practices from state to state. Moreover, with respect to many issues affecting HPS, there is a lack of guiding judicial and administrative precedent. Certain of these laws could be construed to prohibit or restrict practices which have been significant factors in HPS's operating procedure for many years. HPS could risk major erosion and even "rebate" exposure in these states if state regulators were to deem HPS's practices to be impermissible.

     The Employee Retirement Income Security Act of 1974, as amended ("ERISA"), governs the relationships between certain health benefit plans and the fiduciaries of those plans. In general, ERISA is designed to protect the ultimate beneficiaries of the plans from wrongdoing by the fiduciaries. ERISA provides that a person is a fiduciary of a plan to the extent that such person has discretionary authority in the administration of the plan or with respect to the plan's assets. The employers who are the customers of HPS are fiduciaries of the plans that they sponsor, but there can also be other fiduciaries of a plan. ERISA imposes various express obligations on fiduciaries. These include barring a fiduciary from permitting a plan to engage in certain prohibited transactions with parties in interest or from acting under an impermissible conflict of interest with a plan. Generally, a party in interest with respect to a plan includes a fiduciary of the plan and persons that provide services to the plan. Violations of ERISA by fiduciaries can result in the rescission of any affected agreement, the imposition of substantial civil penalties on fiduciaries and parties in interest and the imposition of excise taxes under the Internal Revenue Code on parties in interest.

     Currently, HPS's Consolidated Group subsidiary is undergoing a Department of Labor (the "DOL") audit in which the DOL has raised various questions about the application of ERISA to the way that subsidiary does business. This audit is ongoing and there can be no assurance that the DOL will not take positions which could require changes to the way this subsidiary operates or result in the assertion or the imposition of administrative fines and penalties.

     The application of ERISA to the operations of HPS and its customers is an evolving area of law and is subject to ongoing regulatory and judicial interpretations of ERISA. Although HPS strives to minimize the applicability of ERISA to its business and to ensure that HPS's practices are not inconsistent with ERISA, there can be no assurance that courts or the DOL will not take positions contrary to the current or future practices of HPS. Any such contrary positions could require changes to HPS's business practices (as well as industry practices generally) or result in liabilities of the type referred to above. Similarly, there can be no assurance that future statutory changes to ERISA will not significantly affect HPS and its industry.

COMPETITION

     HPS faces competition and potential competition from traditional indemnity insurance carriers, Blue Cross/Blue Shield organizations, PPOs, HMOs, third party administrators, utilization review companies and health care informatics companies. HPS competes principally on the basis of the price and quality of its services. Many large insurers have actively sought the claims administration business of self-funded programs and have begun to offer utilization review and other managed health care services similar to the services offered by HPS. Many of HPS's competitors and potential competitors are considerably larger and have significantly greater resources than HPS. There can be no assurance that HPS will be able to compete effectively against such competitors in the future.

AUTHORIZATION OF PREFERRED STOCK; EFFECT OF DELAWARE GENERAL CORPORATION LAW

     HPS's Certificate of Incorporation authorizes the issuance of preferred stock with such designation, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of HPS Common Shares. The ability of HPS to issue preferred stock and the application of Section 203 of the Delaware General Corporation Law could have the effect of discouraging, delaying or preventing a change in control of HPS. Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation from engaging in a wide range of specified transactions with any interested stockholder, defined to include, among others, any person or entity who in the previous three years obtained 15% or more of any class or series of stock entitled to vote in the election of directors, unless, among other exceptions, the transaction is approved by (i) the Board of Directors prior to the date the interested stockholder obtained such status or (ii) the holders of two-thirds of the outstanding shares of each class or series not owned by the interested stockholder.

RISK OF CONTRACTING WITH GOVERNMENT AGENCIES

     An increasing number of states, including some of the principal states in which HPS does business, are providing for the statutory creation of health care purchasing alliances. As part of its business strategy, HPS is aggressively seeking to provide administrative and related services to these state-sponsored health care purchasing alliances. The competitive bidding processes in which HPS typically is required to participate in order to obtain this business may limit the profitability of this business and lengthen the amount of time required to recover start-up expenses. There can be no assurance that the health care purchasing alliance contracts obtained by HPS will ultimately be profitable for HPS. Additionally, changes in governmental policy could make the alliances substantially less attractive to small businesses and could materially and adversely affect HPS's health care purchasing alliance revenues. Also, the health care purchasing alliance contracts currently held by HPS contain broad cancellation provisions which enable the health care purchasing alliance to cancel the administration contracts on relatively short notice without penalty.

CONTROL BY NOEL ET AL.

     As of September 30, 1996, Noel beneficially owned approximately 38% of HPS's Common Shares, and HPS's executive officers and directors beneficially owned in the aggregate approximately 20% of the HPS Common Shares. This ownership, in all likelihood, gives Noel, together with the executive officers and directors of HPS, the ability to control the vote on all matters submitted to a vote of stockholders including the election of all directors. This may have the effect of discouraging unsolicited offers to acquire HPS.

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of HPS Common Shares in the public market under Securities Act Rule 144 ("Rule 144") or otherwise, or the perception that such sales could occur, may adversely affect prevailing market prices of the HPS Common Shares and could impair the future ability of HPS to raise capital through an offering of its equity securities. As of September 30, 1996, HPS had 14,908,847 Common Shares outstanding. Of those, approximately 4,030,000 were freely tradable in the public market and approximately 9,370,000 HPS Common Shares will be eligible for sale in the public market, pursuant to Rule 144, in the fourth quarter of 1996. On November 13, HPS filed a Registration Statement on Form S-3 (the "S-3") to register the offer and sale of 1,561,067 HPS Common Shares issued in connection with the Harrington and Consolidated Group acquisitions. When the S-3 is declared effective under the Securities Act, such shares will be freely tradable in the public market. In addition, certain stockholders owning approximately 3,774,511 shares, and the holders of the 1,561,067 HPS Common Shares to which the S-3 relates, have the right to have their HPS Common Shares included in future registered public offerings of Common Shares.

     On May 21, 1996, the Board of Directors of Noel adopted a Plan of Complete Liquidation and Dissolution of Noel (the "Plan") subject to shareholder approval at a special meeting of shareholders of Noel to be held as soon as practicable. If the Plan is approved by the shareholders, Noel will be liquidated (i) by the sale of such of its assets as are not to be distributed in-kind to its shareholders, and (ii) after paying or providing for all its claims, obligations and expenses, by cash and in-kind distributions to its shareholders pro rata and, if required by the Plan or deemed necessary by Noel's Board of Directors, by distributions of its assets from time to time to one or more liquidating trusts established for the benefit of the then shareholders, or by a final distribution of its then remaining assets to a liquidating trust established for the benefit of the then shareholders. Noel holds 5,595,846 HPS Common Shares at September 30, 1996 and has announced that it currently intends to distribute most of its HPS Common Shares to its shareholders, but Noel may engage in a private or registered public sale of a sufficient number of shares to raise cash to pay the taxes payable upon distribution or sale of Noel's assets if such cash is not available from existing cash resources or defrayed by the proceeds from the sale of other assets. In addition, Noel may sell a portion of its holdings of HPS in public or private sales as market conditions permit.

LEGAL PROCEEDINGS

     In 1995, a complaint was filed against HPS claiming wrongful termination of an exclusive marketing agreement and breach of contract. The complaint asserted damages of $25,000,000. The parties to the dispute have agreed to binding arbitration. The arbitration proceedings occurred during the week of October 29, 1996, and the arbitration panel's decision is expected by early December 1996. Although HPS management believes it has meritorious defenses against the complaint, the ultimate outcome of the matter cannot presently be determined.

     In connection with the acquisition of Harrington, HPS agreed to use its best efforts to cause a registration statement sufficient to permit the public offering and sale of the HPS Common Shares issued to the Harrington stockholders in the acquisition, through the facilities of all appropriate securities exchanges and the over-the-counter market, provided that in all events, such registration statement shall have become effective on or before October 31, 1996. On October 30, 1996, HPS received a letter from Harrington's shareholders' representative notifying HPS that it was in apparent violation of such agreement and reserving all rights under such agreement. Due to the inability of both parties to finalize the closing balance sheet for the transaction, and due to the disclosure requirements for the pending Merger, HPS was not able to have such registration statement declared effective by October 31, 1996. While HPS's management believes it has meritorious defenses against any possible claim, as of the date hereof, it is not possible for HPS to evaluate what, if any, damages might result from such notice.

     HPS is involved in various claims arising in the normal course of business. In the opinion of HPS's management, although the outcomes of these claims arising in the normal course of business are uncertain, in the aggregate they are not likely to have a material adverse effect on HPS's business, financial condition and results of operations.

                              THE SPECIAL MEETING
GENERAL

     This Proxy Statement/Prospectus is being furnished to HRM Shareholders in connection with the solicitation of proxies by the Board of Directors of HRM for
use at the Special Meeting to be held on               , December   , 1996, at
HRM's corporate offices located at 7900 West 78th Street, Fourth Floor,
Minneapolis, Minnesota, commencing at      a.m., Minnesota time, and at any
adjournment or postponement thereof.

     This Proxy Statement/Prospectus, the Letter to HRM Shareholders, the Notice of the Special Meeting and the form of proxy for use at the Special Meeting are
first being mailed to HRM Shareholders on or about November   , 1996.

MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING

     At the Special Meeting, HRM Shareholders will consider and vote on:

          1. The Merger Proposal, which is a proposal to approve and adopt the Merger Agreement pursuant to which, among other things, (i) HRM will be merged with and into Subcorp with the result that HRM becomes a wholly owned subsidiary of HPS, and (ii) each outstanding share of HRM Common Stock (other than shares held by HRM Shareholders who validly exercise dissenters' rights) will be converted into the right to receive $9.68603 per share in cash and a number of HPS Common Shares as determined pursuant to the share exchange ratio set forth in the Merger Agreement. A copy of the Merger Agreement is attached as Annex A to this Proxy Statement/Prospectus.

          2. Such other business as may properly come before the Special
     Meeting.

RECORD DATE; VOTE REQUIRED; VOTING AT THE MEETING

     The Board of Directors of HRM has fixed November   , 1996, as the Record
Date for determination of HRM Shareholders entitled to notice of and to vote at the Special Meeting. Accordingly, only holders of HRM Common Stock of record at
the close of business on November   , 1996, will be entitled to notice of and to
vote at the Special Meeting. Each holder of record of HRM Common Stock on the Record Date is entitled to cast one vote per share, exercisable in person or by a properly executed proxy, at the Special Meeting. As of the Record Date, there
were      shares of HRM Common Stock outstanding and entitled to vote which were
held by approximately      holders of record.

     Pursuant to HRM's Amended and Restated Articles of Incorporation (the "HRM Articles") and Composite Bylaws (the "HRM Bylaws") and applicable law, the affirmative vote of the holders of a majority of the shares of HRM Common Stock outstanding and entitled to vote thereon is required to approve and adopt the Merger Proposal. As of the Record Date, the directors and executive officers of HRM and certain of their affiliates owned approximately 14.4% of the outstanding shares of HRM Common Stock and each such person has advised HRM that such person intends to vote in favor of the Merger Proposal. Of this group, certain executive officers and directors of HRM, who as of the Record Date owned in the aggregate approximately 14.2% of the outstanding shares of HRM Common Stock, have entered into formal agreements pursuant to which they each agreed to vote or direct the vote of all HRM Common Stock over which such person or such person's affiliates have voting power or control in favor of the Merger Proposal.

VOTING OF PROXIES

     All HRM Shareholders who are entitled to vote and are represented at the Special Meeting by properly executed proxies received prior to or at such meeting and not revoked will be voted at such meeting in accordance with the instructions indicated in such proxies. If no instructions are indicated, such proxies will be voted FOR approval and adoption of the Merger Proposal.

     If any other matters are properly presented for consideration at the Special Meeting, including, among other things, consideration of a motion to adjourn such meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named in the enclosed form of proxy, and acting thereunder, will have discretion to vote on such matters in accordance with their best judgment (unless authorization to use such discretion is withheld). HRM is not aware of any matters expected to be presented at the meeting other than as described in its Notice of Special Meeting.

     Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing (including by telegram or telecopy) with the Secretary of HRM, before the taking of the vote at the Special Meeting, a written notice of revocation bearing a later date than the date of the proxy, (ii) duly executing a later-dated proxy relating to the same shares and delivering (including by telegram or telecopy) it to the Secretary of HRM before the taking of the vote at the Special Meeting, or (iii) attending the Special Meeting and voting in person. In order to vote in person at the Special Meeting, HRM Shareholders must attend the meeting and cast their votes in accordance with the voting procedures established for the meeting. Attendance at the meeting will not in and of itself constitute a revocation of a proxy. Any written notice of revocation or subsequent proxy must be sent so as to be delivered at or before the taking of the vote at the meeting to Health Risk Management, Inc., 8000 West 78th Street, Minneapolis, Minnesota 55439, Attention: Secretary.

     HRM Shareholders who require assistance in changing or revoking a proxy should contact the person at the phone number provided in this Proxy Statement/Prospectus under the caption "Available Information."

     Pursuant to the HRM Articles and applicable law, broker non-votes and abstaining votes will not be counted in favor of the Merger Proposal. Since the Merger Proposal requires the affirmative vote of a majority of the outstanding HRM Common Stock, abstentions and broker non-votes will have the same effect as votes against such proposal.

SOLICITATION OF PROXIES

     The expenses of the solicitations for the Special Meeting, including the cost of printing and distributing this Proxy Statement/Prospectus and the form of proxy, will be borne by HRM, subject to each party's obligation to reimburse the other for its expenses under certain circumstances. See "The Merger Agreement -- Termination; Effect of Termination." In addition to solicitation by mail, proxies may be solicited by directors, officers and employees of HRM in person or by telephone, telegram or other means of communication. These persons will receive no additional compensation for solicitation of proxies, but may be reimbursed for reasonable out-of-pocket expenses in connection with such
solicitation. In addition,               , a firm that provides professional
proxy soliciting services, has been engaged to assist in the solicitation of proxies from brokers, bank nominees, institutional holders, and other HRM
Shareholders.               will receive reasonable and customary compensation
for such services and reimbursement of reasonable out-of-pocket expenses. Arrangements will also be made by HRM with custodians, nominees and fiduciaries for forwarding

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

of proxy solicitation materials to beneficial owners of shares held of record by such custodians, nominees and fiduciaries, and HRM will reimburse such custodians, nominees and fiduciaries for reasonable expenses incurred in connection therewith.

RECOMMENDATION OF THE HRM BOARD OF DIRECTORS

     The Board of Directors of HRM has determined that the terms of the Merger Agreement and the transactions contemplated thereby are fair to, and in the best interests of, HRM and the HRM Shareholders. Accordingly, the HRM Board of Directors recommends that HRM Shareholders vote FOR the approval and adoption of the Merger Agreement.

APPRAISAL RIGHTS

     Any holder of shares of HRM Common Stock is entitled to dissent from the Merger and demand the fair value of the shares of HRM Common Stock held by such shareholder in cash, if such dissenting shareholder follows the procedures provided by applicable law which are described elsewhere in this Proxy Statement/Prospectus. See "The Merger -- Rights of Dissenting Shareholders" and "Comparison of Shareholder Rights -- Rights of Dissenting Shareholders."

                                   THE MERGER

BACKGROUND OF THE MERGER

     The terms of the Merger Agreement are the result of arm's-length negotiations between representatives of HPS and HRM. The following is a brief discussion of the background of these negotiations, the Merger and related transactions.

     The past decade has been a period of rapid change in the health care industry, characterized by a shift from fee or indemnity-based care to managed care services. To better balance HPS's business and the collective quality of its services and products, as well as to enhance profitability and maximize shareholder value, HPS has been exploring the acquisition and expansion of products in the health risk or care management business.

     Prior to entering into discussions with HPS, in June 1995, in order to explore alternatives to maximize shareholder value, HRM authorized consultants to explore, on a confidential basis, the possible interest of certain selected leading companies in the health care industry to pursue an acquisition of or combination with HRM. Based on the informal overtures made by those consultants on HRM's behalf to approximately 10 companies, HRM received no proposals or requests to explore an acquisition transaction with HRM. HRM did not conduct a formal public auction process, however, so as not to jeopardize its relationships with customers and employees, its business or the overall value to its shareholders, which could be adversely affected by the uncertainty and disruption caused by a public process.

     On February 16, 1996, a representative of Bear, Stearns & Co. Inc. ("Bear Stearns") notified James K. Murray, Jr., President and Chief Executive Officer of HPS, that it had identified an interesting company (HRM) that had developed outstanding products in health risk management and appeared to complement HPS's business strategy. Bear Stearns offered to introduce the two parties, to perform financial analysis and to coordinate any further discussions between the parties.

     During March 1996, Mr. Murray, Jr. met with Curtis Lane of Bear Stearns to discuss the rationale underlying a potential combination of the two companies. HPS reviewed a preliminary analysis prepared by Bear Stearns and authorized Mr. Lane to meet and open discussions with appropriate representatives of HRM.

     On May 8, 1996, Mr. Lane met with Gary T. McIlroy, M.D., Chairman and Chief Executive Officer of HRM, and Thomas P. Clark, HRM's Chief Financial Officer, to propose that HRM management consider meeting with HPS management to discuss a possible combination of the two companies.

     On May 29, 1996, Mr. Lane hosted a meeting in Chicago among Mr. Murray, Jr., Gary L. Raeckers, Executive Vice President of HPS, David Nierenberg, an HPS director, Dr. McIlroy, and Mr. Clark. The parties discussed their respective businesses and strategies and explored the possibility of combining their efforts to accomplish mutually beneficial objectives in the health care industry. A Nondisclosure and Confidentiality Agreement was executed on May 30, 1996, and negotiations officially commenced on or around May 31, 1996.

     On June 11, 1996, James K. Murray, III, HPS's Chief Financial Officer, and Richard M. Bresee, an Executive Vice President of HPS, met with Dr. McIlroy and Mr. Clark in Cincinnati, Ohio, to further explore the possibility of a business combination and to evaluate the various products and services offered by HRM.

     On June 18, 1996, Mr. Murray, Jr. and William L. Bennett, HPS's Chairman, met with Dr. McIlroy and Mr. Clark in Chicago to discuss HRM's organizational structure, potential synergies between the two companies, and the potential benefits of a business combination to current and prospective customers of HPS and HRM. Following the meeting, the parties started developing a term sheet and discussing appropriate valuation models.

     On June 20, 1996, during a regularly scheduled meeting of the HRM Board of Directors, HRM management informed the HRM Board regarding the preliminary meetings that had been held to date with HPS management and discussed basic information regarding HPS and possible strategic fits.

     On June 25, 1996, Mr. Murray, Jr., Mr. Bennett, and Mr. Murray, III met with Dr. McIlroy and Mr. Clark in Charlotte, North Carolina, to evaluate potential revenue and cost savings opportunities that might result from a business combination. In addition, the parties discussed the transaction valuation range in detail and mutually agreed to discuss a potential merger between HPS and HRM with their respective Boards of Directors.

     On July 9, 1996, the HRM Board of Directors held a telephonic meeting to review with management the discussions to date between HRM and HPS and the basic terms being discussed for a possible acquisition. Following such review, HRM management continued with negotiations concerning the terms of the proposed acquisition.

     The Strategic Planning Committee of HPS's Board met during the morning of July 23, 1996 to discuss the proposed acquisition of HRM. Present at the meeting were Messrs. Murray, Jr., Bennett, Nierenberg, and HPS Directors Trevor G. Smith, Nancy Kane and James G. Niven. The Committee discussed, among other things, HRM's historical financial performance, the compatibility of the two companies and their respective management teams, and the appropriateness of HPS's further entry into the care management and medical informatics business.

     The Board of Directors of HPS convened later that day and discussed the prospects of a merger. During the Board meeting, representatives of Bear Stearns discussed their preliminary evaluation and outlined various models under which HPS could proceed with a transaction involving HRM. Following the presentation by Bear Stearns and a presentation by HPS's management, the HPS Board agreed to proceed with good faith negotiations concerning the terms of the Merger Agreement and related agreements which would memorialize the business combination between the parties. Counsel for HPS immediately commenced its preparation of drafts of the Merger Agreement, and the parties undertook preliminary due diligence.

     During late July and August, several HPS operating officers visited HRM's facility in Minneapolis to perform due diligence and further evaluate the care management and demand management products developed by HRM, as well as HRM's clinical decision support software, QUALITYFIRST(R), which enables payors and providers to more effectively manage their health care risk.

     In July 1996, HRM initiated discussions with Robertson, Stephens & Company LLC ("Robertson Stephens") regarding its engagement of Robertson Stephens to render an opinion to the Board of Directors of HRM as to the fairness, from a financial point of view, of the consideration to be received by the HRM Shareholders pursuant to the Merger. In August 1996, Robertson Stephens began its due diligence review of both HRM and HPS, and HRM and Robertson Stephens executed an engagement letter dated August 23, 1996.

     On August 28, 1996, Messrs. Murray, Jr., Bennett, Murray, III, Robert R. Parker, HPS's Chief Operating Officer of Large Group Business, and Timothy T. Clifford, HPS's Chief Operating Officer of Small Group Business, met in Chicago with Dr. McIlroy, Marlene O. Travis, HRM's President and Chief Operating Officer, and Mr. Clark. The parties discussed operating plans and the availability of potential synergies.

     On August 29, 1996, the Board of Directors of HPS conducted a telephonic meeting by which HPS's management updated the Board on its continuing due diligence. Discussion focused on the managed care, demand management, and disease management products available through HRM. The Board agreed on the salient terms that were contained in the draft of the Merger Agreement, discussed the due diligence performed and to be performed during the ensuing week, and evaluated the proprietary features of HRM's business. The Board also discussed the potential synergies available as a result of the Merger.

     On August 29, 1996, the HRM Board of Directors met again to discuss the proposed acquisition of HRM by HPS and the basic terms of such acquisition. The Board discussed, among other things, provisions of a preliminary draft of the Merger Agreement and due diligence matters regarding HPS. Following such discussions, the HRM Board directed management to proceed with efforts to finalize the Merger Agreement for submission to and consideration by the Board at a later meeting.

     On September 4-5, 1996, representatives of Bear Stearns and Donald W. Gould, HPS's Vice President of Finance, visited HRM's headquarters in Minneapolis and, together with representatives of Robertson Stephens, conducted due diligence discussions at the offices of HRM's counsel. Representatives of HPS and Arthur Andersen LLP, acting as a consultant to HPS, also visited the Minneapolis offices of Ernst & Young LLP, HRM's auditors.

     On September 6, 1996, representatives of Robertson Stephens visited HPS's headquarters in Tampa to conduct due diligence discussions. Such representatives and Mr. Clark met with Messrs. Bennett, Murray, Jr., Murray, III, and other various operating officers of HPS.

     The Board of Directors of HPS again conducted a telephonic meeting on September 11, 1996. Bear Stearns made a presentation to the HPS Board which included its oral opinion that the HRM transaction was fair to HPS stockholders from a financial valuation point of view, based upon the facts and circumstances as they existed and subject to various assumptions and considerations. Bear Stearns also described to the HPS Board the basis for its opinion and answered questions from members of the HPS Board. Following further discussions, the HPS Board determined that the terms of the Merger Agreement and the transaction contemplated thereby are fair to and in the best interests of HPS and HPS's stockholders, and approved the Merger Agreement and the transaction contemplated thereby. See "-- Reasons of HPS for the Merger."

     The Board of Directors of HRM conducted a meeting on September 11, 1996, at which the proposed Merger Agreement was presented for consideration and approval by the Board. Robertson Stephens made a presentation to the HRM Board which included its opinion that, as of September 11, 1996 and subject to certain assumptions, factors and limitations set forth therein, the consideration to be received by the HRM Shareholders in the Merger was fair to the HRM Shareholders from a financial point of view. Robertson Stephens also described to the HRM Board the basis for its opinion and answered questions from members of the HRM Board. Following further discussions, the HRM Board determined that the terms of the Merger Agreement and the transaction contemplated thereby are fair to and in the best interests of HRM and the HRM Shareholders, and approved the Merger Agreement and the transactions contemplated thereby. See "Reasons of HRM for the Merger; Recommendation of the HRM Board of Directors."

     At its meeting on September 11, 1996, the HRM Board of Directors also established a committee of all disinterested directors (the "Special Disinterested Committee") to separately and independently consider and approve the Merger Agreement and the Support/Voting Agreements in accordance with the procedures prescribed by Minnesota corporate law. On September 11, 1996, the Special Disinterested Committee of the Board of Directors of HRM conducted a meeting. The Committee reviewed the presentations made at the HRM Board of Directors meeting and reviewed the Merger Agreement and the transactions and agreements contemplated thereby, including the Support/Voting Agreements. Following discussion, the Committee approved the Merger Agreement, the transactions contemplated thereby, and the Support/Voting Agreements.

     On September 12, 1996, HRM, HPS and Subcorp executed the definitive Merger Agreement and other documents, including the Support/Voting Agreements, and on September 13, 1996, HRM and HPS issued a joint press release announcing the signing of the Merger Agreement.

     On November 12, 1996, HRM, HPS and Subcorp executed the First Amendment to the Merger Agreement to extend from January 31, 1997, to February 28, 1997, the date at which the Merger Agreement may be terminated and the Merger may be abandoned by either HRM or HPS if the Merger shall not have been consummated by such date.

REASONS OF HRM FOR THE MERGER; RECOMMENDATION OF THE HRM BOARD OF DIRECTORS

     The HRM Board of Directors believes that the Merger is in the best interest of the HRM Shareholders and recommends to the HRM Shareholders that they vote FOR approval and adoption of the Merger Agreement. The HRM Board of Directors consulted with HRM's management, its legal counsel, and its financial advisors and considered a number of factors prior to approving the Merger Agreement and recommending it to the shareholders. The Board considered a number of potentially positive factors, including (i) the potential for increased sales through HPS's larger sales force and geographically more extensive distribution channels; (ii) the ability to realize cost savings and improved profit margins due to an increase in the number of covered lives utilizing HRM's products and services and the synergies of common operating systems being combined; (iii) the combined data sets of the two companies and the resulting expansion of the products of HRM's information business; and (iv) enhanced access to capital for continued development of HRM's information products, QUALITYFIRST(R) software guidelines, and the development of Care Management services.

     The HRM Board of Directors believes that the health care environment is changing and undergoing considerable consolidation with the emergence of large managed care organizations. The desire of these consolidated entities to do business with the few vendors that can deliver high volume, broad-based managed care services has resulted in an increasingly competitive marketplace. The HRM Board of Directors believes that a strategic alliance with a larger, more diversified medical service company will allow HRM's products to be more effectively developed and marketed and reduces the risk inherent in HRM's smaller size and difficulty in competing against larger companies with greater product lines and financial resources.

     The HRM Board also considered certain potentially negative factors related to the Merger, including (i) the risk that the benefits sought in the Merger would not be fully achieved; (ii) fears that the Merger would not be consummated; (iii) possible adverse effects of the public announcement of the Merger on HRM's sales and operating results, together with the significant costs HRM would incur in the event that, after having been announced, the Merger was not consummated; (iv) the substantial management time and effort required to consummate the Merger and integrate the businesses; and (v) the impact on personnel as a result of the Merger. In the view of the HRM Board of Directors, the potentially negative factors are not sufficient either individually or collectively to outweigh the potential benefits of the Merger.

     In the course of its deliberations, the HRM Board reviewed with HRM management a number of additional factors relevant to the Merger, including the long-term prospects for HRM as an independent company. The HRM Board also considered, among other matters, information concerning HPS's and HRM's respective business prospects; financial performance and condition; and operations, technology and competitive position; the historical financial performance of HPS and other publicly available information concerning HPS; and current financial market conditions and historical market prices, volatility and trading information with respect to HPS and HRM common stock.

     In addition, the HRM Board reviewed the consideration to be issued to HRM Shareholders upon the Merger, the relationship between the market value of HPS Common Shares to be issued in exchange for

HRM Common Stock, and the market value of HRM Common Stock and the principal terms of the Merger Agreement. The following additional factors were considered to be favorable to the Merger:

          1. The terms and conditions of the Merger Agreement, including the amount and form of consideration, resulting in the HRM Shareholders receiving both cash and HPS Common Shares, giving them a tax-deferred opportunity to gain equity participation in a more diversified medical service company.

          2. The fairness opinion of Robertson Stephens, dated September 11, 1996, to the effect that, as of such date and subject to certain assumptions, factors and limitations set forth therein, the consideration to be received by the HRM Shareholders in connection with the Merger was fair to such shareholders from a financial point of view.

          3. The conversion ratio, which presented HRM Shareholders with a possibility of obtaining a premium for the shares of HRM Common Stock relative to the historical trading value of such common stock.

          4. The likelihood of consummation of the Merger, including the terms and conditions of the Merger Agreement, and the limited conditions to the consummation of the Merger.

     The HRM Board of Directors believes that the Merger allows HRM the opportunity to join a company with greater financial resources; flexibility; broader, more diverse markets and product lines; well developed sales and marketing distribution systems; and competitive strength of business opportunities not otherwise available to HRM if it were to remain a separate company.

     The foregoing discussion of the information and factors considered and given weight by the HRM Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger, the HRM Board did not find it practicable to, and did not, quantify, prioritize or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the HRM Board may have given different weights to different factors.

     FOR THE REASONS DISCUSSED ABOVE, THE BOARD OF DIRECTORS OF HRM HAS DETERMINED THAT THE TERMS OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY ARE FAIR TO, AND IN THE BEST INTERESTS OF, HRM AND THE HRM SHAREHOLDERS. ACCORDINGLY, THE HRM BOARD OF DIRECTORS RECOMMENDS THAT HRM SHAREHOLDERS VOTE "FOR" THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

REASONS OF HPS FOR THE MERGER

     The Board of Directors of HPS believes that the Merger is fair to and in the best interests of HPS and its shareholders and unanimously approved HPS entering into the proposed Merger Agreement. In that regard, the Board determined that the Merger represents a unique strategic fit between two sound institutions with complementary service and product capabilities and market coverage. The Board further believes that the combined company would be a stronger health care services company, with product, service, geographic diversity, and market leadership positions in important segments of the health care industry.

     In reaching its conclusions, the HPS Board considered a number of factors, including: (i) the HPS Board's knowledge of the business, operations, properties, assets, financial condition, operating results and prospects of HRM, including, in particular, the enhanced ability of HPS to grow and expand its business through combined operations with HRM; (ii) the HPS Board's judgment as to the future prospects of HPS in light of management's assessment of the future of the health care industry, including consolidation in the health care industry in general and the trend toward expanded risk management products such as those available through HRM, and its belief that larger, more diversified companies will be better able to compete effectively in a rapidly changing and competitive health care industry; (iii) Bear Stearns' analysis of the industry and its evaluation of the strategic partnership; (iv) the attractiveness of HRM as a strategic partner, including HRM's knowledge of the industry and its quality products, potential benefits of combining the two companies' customers, services, and products, and the strong management team of HRM; (v) current industry, economic, and market conditions and trends, including the likelihood of continuing consolidation and increasing competition in the health care services industries (and corresponding decease in the number of suitable merger partners with the types of quality products offered by HRM), the growing importance of financial resources, market position, and economies of scale to a health care institution's ability to compete successfully in this changing environment, and the increase in costs of technology; (vi) the possibility of achieving significant costs savings, operating efficiencies, and synergies as a result of the Merger that would not be available to either company on its own; (vii) the terms of the Merger Agreement and other agreements connected with the proposed transaction; (viii) the presentation of Bear Stearns and its opinion that the transaction is fair to HPS shareholders from a financial point of view; (ix) the historical market price of HPS Common Shares, which had ranged from $17.675 per share to $29.25 per share during the 12 months ended September 12, 1996, the last trading date prior to the announcement of the signing of the Merger Agreement; (x) the lack of significant regulatory barriers to consummating the Merger; and (xi) the interests of HPS's customers, which the HPS Board believed would be best served by a merger with a strategic partner such as HRM.

     The foregoing discussion of the factors considered by the HPS Board is not intended to be exhaustive. In view of the wide variety of factors considered in connection with its evaluation of the Merger, the HPS Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determinations.

OPINION OF ROBERTSON STEPHENS

     Robertson Stephens has delivered to the HRM Board of Directors its written opinion, dated September 11, 1996, that the consideration to be received by the shareholders of HRM in connection with the Merger was fair to such shareholders from a financial point of view as of the date thereof. In its opinion, Robertson Stephens calculated the consideration to be received by the shareholders of HRM in connection with the Merger on the basis that, in the Merger, each outstanding share of HRM Common Stock would be converted into the right to receive $9.68603 in cash (the "Cash Consideration") and 0.360208 of an HPS Common Share (the "Stock Consideration," and together with the Cash Consideration, the "Consideration"), subject to certain adjustments to the amount of the Stock Consideration based upon the market price of HPS Common Shares.

     A COPY OF THE FULL TEXT OF THE WRITTEN OPINION OF ROBERTSON STEPHENS, WHICH SETS FORTH THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITS ON THE REVIEW UNDERTAKEN, IS ATTACHED TO THIS PROXY STATEMENT/PROSPECTUS AS ANNEX B AND IS INCORPORATED HEREIN BY REFERENCE. SHAREHOLDERS OF HRM ARE URGED TO, AND SHOULD, READ SUCH OPINION IN ITS ENTIRETY. ROBERTSON STEPHENS DID NOT RECOMMEND TO HRM THE SPECIFIC CONSIDERATION TO BE PAID IN THE MERGER OR THAT ANY SPECIFIC AMOUNT OF CONSIDERATION CONSTITUTED THE APPROPRIATE CONSIDERATION FOR THE MERGER. ROBERTSON STEPHENS' OPINION IS DIRECTED ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW AND AS OF SEPTEMBER 11, 1996, OF THE CONSIDERATION TO BE RECEIVED BY THE SHAREHOLDERS OF HRM IN CONNECTION WITH THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HRM SHAREHOLDER AS TO HOW SUCH SHAREHOLDER SHOULD VOTE AT THE SPECIAL MEETING. THE SUMMARY OF THE OPINION OF ROBERTSON STEPHENS SET FORTH IN THIS PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

     ROBERTSON STEPHENS DOES NOT EXPRESS ANY OPINION REGARDING THE VALUE OF THE HPS COMMON SHARES AT THE TIME THEY ARE ISSUED TO THE SHAREHOLDERS OF HRM PURSUANT TO THE MERGER OR THE PRICE AT WHICH THE HPS COMMON SHARES WILL BE TRADED AT ANY TIME AFTER THE DATE OF THE OPINION. IN THIS REGARD, ROBERTSON STEPHENS NOTED IN ITS OPINION THAT NOEL GROUP, INC. CURRENTLY HOLDS APPROXIMATELY 37% OF THE OUTSTANDING SHARES OF HPS COMMON SHARES AND HAS ANNOUNCED ITS INTENTION TO ADOPT A PLAN OF LIQUIDATION THAT MAY INVOLVE THE SALE OR DISTRIBUTION OF SUCH SHARES. ROBERTSON STEPHENS DOES NOT EXPRESS ANY OPINION AS TO THE NATURE OR TIMING OF THIS PROPOSED LIQUIDATION OR THE POTENTIAL EFFECT THAT SUCH LIQUIDATION (OR ANY SUBSEQUENT OR RELATED TRANSACTIONS) MIGHT HAVE ON THE TRADING PRICE OF HPS COMMON SHARES PRIOR TO OR AFTER THE MERGER. MOREOVER, ROBERTSON STEPHENS DOES NOT EXPRESS ANY OPINION REGARDING THE FAIRNESS OF THE MERGER TO HPS OR TO ITS SHAREHOLDERS. ROBERTSON STEPHENS EXPRESSES NO OPINION AS TO THE TAX CONSEQUENCES OF THE MERGER, AND ROBERTSON STEPHENS' OPINION AS TO THE FAIRNESS FROM A FINANCIAL POINT OF VIEW OF THE CONSIDERATION DOES NOT TAKE INTO ACCOUNT THE PARTICULAR TAX STATUS OR POSITION OF ANY HOLDER OF HRM COMMON STOCK. ROBERTSON

STEPHENS WAS NOT ASKED TO CONSIDER, AND ITS OPINION DOES NOT ADDRESS, THE RELATIVE MERITS OF THE MERGER AS COMPARED TO ANY ALTERNATIVE BUSINESS STRATEGIES THAT MAY BE AVAILABLE TO HRM OR THE DECISION BY THE HRM BOARD TO PROCEED WITH THE MERGER. IN RENDERING ITS OPINION, ROBERTSON STEPHENS WAS NOT ENGAGED AS AN AGENT OR FIDUCIARY OF HRM SHAREHOLDERS OR ANY OTHER THIRD PARTY, AND NO LIMITATIONS WERE IMPOSED BY HRM ON THE SCOPE OF ROBERTSON STEPHENS' OPINION OR THE PROCEDURES TO BE FOLLOWED BY ROBERTSON STEPHENS IN RENDERING ITS OPINION.

     In connection with its opinion, Robertson Stephens, among other things, (i) reviewed financial information regarding HRM and HPS furnished to it by both companies, including certain internal financial analyses and forecasts prepared by the managements of HRM and HPS; (ii) reviewed publicly available information relating to HRM and HPS; (iii) held discussions with the managements of HRM and HPS concerning the businesses, past and current business operations, financial condition and future prospects of both companies, independently and combined, including certain information provided by the management of HPS concerning potential cost savings and synergies that could result from the Merger; (iv) reviewed the draft Plan and Agreement of Merger dated as of August 26, 1996 (the "Draft Agreement"); (v) reviewed the stock price and trading histories of both companies; (vi) reviewed the contribution by each company to pro forma combined revenue, gross income, earnings before interest and taxes, and net income; (vii) reviewed the valuations of publicly-traded companies which Robertson Stephens deemed comparable to HRM; (viii) compared the financial terms of the Merger with other transactions which Robertson Stephens deemed relevant; and (ix) made such other studies and inquiries, and reviewed such other data, as Robertson Stephens deemed customary and relevant.

     In rendering its opinion, upon the assurance of HRM and HPS management that they were unaware of any information that would make information provided to Robertson Stephens inaccurate or misleading, Robertson Stephens assumed and relied upon, without independent verification, the accuracy and completeness of all publicly available information reviewed by it and all other information furnished (or made available) to it by or on behalf of HRM and HPS or otherwise used by Robertson Stephens in connection with its opinion. Furthermore, Robertson Stephens was not requested to, and did not, make or obtain any independent appraisal of the properties, assets or liabilities of HRM or HPS. With respect to the financial and operating forecasts (and the assumptions and bases therefor) of HRM and HPS which Robertson Stephens reviewed, Robertson Stephens assumed that such forecasts were reasonably prepared in good faith on the basis of reasonable assumptions, reflect the best available estimates and judgments of such respective managements and that such projections and forecasts will be realized in the amounts and in the time periods currently estimated by the managements of HRM and HPS. In addition, Robertson Stephens relied upon estimates and judgments of managements of HRM and HPS as to the future financial performance of both companies. Further, Robertson Stephens assumed that the historical financial statements of HRM and HPS that it reviewed had been prepared and presented in accordance with generally accepted accounting principles ("GAAP"). In addition, Robertson Stephens assumed that the Merger will be consummated upon the terms set forth in the Draft Agreement without material alteration. The opinion of Robertson Stephens is necessarily based only upon market, economic, and other conditions that existed and could be evaluated as of the date of the opinion, and on information available to Robertson Stephens as of the date of the opinion.

     The following paragraphs summarize certain of the financial analyses performed by Robertson Stephens in connection with providing its opinion, dated September 11, 1996, to the HRM Board, and do not purport to be a complete description of the analyses performed by Robertson Stephens.

     Comparable Companies Analysis. Robertson Stephens reviewed and compared certain financial information relating to HRM to corresponding publicly available financial information for certain publicly traded companies in the health care information services/outsourcing industry that Robertson Stephens deemed relevant. These companies included Health Management Systems, Inc., Medaphis Corporation, MedQuist, Inc., Physician Support Systems, Inc. and Transcend Services, Inc. (collectively, the "Comparable Companies"). Financial data reviewed included revenues, earnings before interest and taxes ("EBIT"), EBIT margin, earnings per share (both historical and projected based on analysts' estimates) and projected earnings per share growth rate. Robertson Stephens also assessed multiples of price per share to projected 1996 earnings per share accorded to the Comparable Companies, and compared such information to the multiple for HRM implied by the Consideration to be received by the shareholders of HRM in connection with the Merger. The multiples assessed for the Comparable Companies were based on publicly available information and composite analyst estimates as reported by First Call, with the exception that the estimates of projected earnings per share and projected earnings per share growth rate for Health Management Systems, Inc., were as estimated by Robertson Stephens. Such multiples for the Comparable Companies and for the Consideration were calculated using the closing prices of the common stock of the Comparable Companies and of HPS on September 10, 1996 (the "Reference Prices"). Robertson Stephens' analysis indicated that for the Comparable Companies, Reference Prices as a multiple of 1996 estimated earnings per share ranged from 21.8 to 58.3, with a mean of 34.4, compared with a multiple of the Consideration to 1996 estimated earnings per share of 36.2.

     Precedent Acquisition Transactions Analysis. Robertson Stephens also analyzed publicly available information for selected completed acquisitions and mergers in the health care information services/ outsourcing industry since 1995 (the "Precedent Acquisition Transactions"), and compared certain multiples implied by such information to various multiples for HRM implied by the Consideration to be received by the shareholders of HRM in connection with the Merger. Such analysis indicated that for the Precedent Acquisition Transactions
(i) aggregate consideration as a multiple of latest twelve months ("LTM") revenues ranged from 0.6x to 4.2x, with a mean of 1.7x, compared with a multiple of 1.5x indicated by the Consideration; and (ii) equity consideration as a multiple of LTM net income ranged from 10.3x to 40.4x, with a mean of 25.9x, compared with a multiple of 39.3x for the Consideration.

     No company or transaction used in the analyses described in the preceding two paragraphs is identical to HRM, HPS or the Merger. Accordingly, an analysis of the results of the foregoing is not entirely mathematical; rather, it involves complex considerations and judgments concerning the differences in the financial and operating characteristics of the comparable companies or transactions and other factors that could affect the acquisition or public trading values of the comparable companies or transactions.

     Discounted Cash Flow Analysis. Robertson Stephens performed a discounted cash flow analysis of HRM under two scenarios, utilizing financial information and estimates of future financial performance for HRM as provided by HRM management, such scenarios being referred to as the "Company Case" and the "Extrapolation Case." In such analysis, Robertson Stephens assumed terminal value multiples of 7.0x to 9.0x projected EBIT for calendar year 2002 and discount rates of 14.0% to 16.0%. For the Company Case, such analysis produced implied current per share values of HRM Common Stock ranging from $19.84 to $25.99. For the Extrapolation Case, such analysis produced implied current per share values of HRM Common Stock ranging from $13.62 to $17.82.

     Contribution Analysis. Robertson Stephens compared the contribution of HRM and HPS to pro forma estimated combined revenue, gross profit, EBIT and net income for calendar years 1996 and 1997. Robertson Stephens noted that HRM contributes approximately 20.2%-22.4% of revenues, 21.3%-23.8% of gross profit, 10.7%-15.3% of EBIT and 10.5%-17.3% of net income. Robertson Stephens further noted that based upon the market price for HPS Common Shares as of September 10, 1996, such contribution implied a value per share of HRM Common Stock of approximately $7.63 to $19.67 based upon 1996 pro forma financial performance, and approximately $11.46 to $17.08 based upon 1997 pro forma financial performance.

     The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such opinions are not readily susceptible to partial analysis or summary description. In arriving at its opinion, Robertson Stephens did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Robertson Stephens believes that its analyses must be considered as a whole and that considering any portion of such analyses alone could create a misleading or incomplete view of the process underlying its opinion. Analyses based upon forecasts of future results are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or Robertson Stephens, none of

HRM, HPS or Robertson Stephens, or any other person, assumes responsibility if future results are materially different from those forecast. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

     As described above, Robertson Stephens' opinion to the HRM Board was one of many factors taken into consideration by the HRM Board in making its determination to approve the Merger and the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Robertson Stephens and is qualified in its entirety by reference to the full text of the written opinion of Robertson Stephens set forth in Annex B hereto.

     Robertson Stephens is a nationally recognized investment banking firm. As part of its investment banking business, Robertson Stephens is frequently engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. In the course of its securities trading, sales and other activities, Robertson Stephens may purchase or sell the securities of HRM or HPS, including their common stock, for its own account and the accounts of its customers. Accordingly, Robertson Stephens may, from time to time, have a long or short position in the securities of HRM or HPS.

     Pursuant to a letter agreement dated August 23, 1996 (the "Engagement Letter"), HRM engaged Robertson Stephens to render its opinion with respect to the fairness, from a financial point of view, of the Consideration to be received by the shareholders of HRM in connection with the Merger. HRM retained Robertson Stephens on the basis of Robertson Stephens' experience and reputation in the rendering of fairness opinions in connection with merger and acquisition transactions, in the health care industry in particular. Pursuant to the terms of the Engagement Letter, HRM agreed to pay Robertson Stephens a fee of $225,000, of which a $75,000 retainer was payable upon signing of the engagement letter, $75,000 was payable upon Robertson Stephens's presentation and delivery of its fairness opinion to the HRM Board of Directors, and the remainder is payable upon the mailing of this Proxy Statement/Prospectus to the HRM Shareholders. HRM has also agreed to reimburse Robertson Stephens for certain of their reasonable out-of-pocket expenses, including attorneys' fees, not to exceed $20,000, and to indemnify Robertson Stephens against certain liabilities, including certain liabilities under federal securities laws.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendation of the Board of Directors of HRM with respect to the Merger and the transactions contemplated thereby, shareholders should be aware that certain members of the management of HRM and the Board of Directors of HRM have certain interests in the Merger that are in addition to the interests of shareholders of HRM generally.

     Employment Agreements. In June 1996, HRM entered into employment agreements with Gary T. McIlroy, M.D., Marlene O. Travis, and Thomas P. Clark that were negotiated prior to the initiation of discussions with HPS, pursuant to which they agreed to continue to serve as Chief Executive Officer, President and Chief Operating Officer, and Chief Financial Officer, respectively, of HRM. Such agreements provide for base salary, incentive compensation, retirement benefits and other benefits, as well as certain payments in the event of a change of control.

     In accordance with the Merger Agreement, it is expected that Dr. McIlroy, Ms. Travis and Mr. Clark will enter into amendments to those Employment Agreements with HRM, each of which amendment is effective only upon consummation of the Merger.

     The amendment to Dr. McIlroy's agreement revises the change in control and severance provision described in his Employment Agreement to refer to changes in control of either HRM or HPS. The amendment contains a waiver of Dr. McIlroy's right to terminate his employment in connection with the Merger and also provides that Dr. McIlroy will be granted a seat on the Board of Directors of HPS.

     The amendment to Ms. Travis's agreement revises the change in control and severance provision described in her Employment Agreement to refer to changes in control of either HRM or HPS. The amendment contains a waiver of Ms. Travis's right to terminate her employment in connection with the Merger.

     The amendment to Mr. Clark's agreement revises the change in control and severance provision described in his Employment Agreement to refer to changes in control of either HRM or HPS. It also provides that Mr. Clark may terminate his Employment Agreement at any time following the Effective Time of the Merger upon 30 days prior written notice to HRM, provided that such notice is given on or before the date which is six months after the Effective Time of the Merger. Upon such termination, Mr. Clark will be entitled to the severance benefits described in his Employment Agreement. Following the Effective Time of the Merger, Mr. Clark will serve in the office of Executive Vice President -- Finance and Administration and his duties will include, but not be limited to, the day-to-day financial management, supervision and control of all businesses and operations of HRM and its subsidiaries.

     Stock Options. Under the terms of the Merger Agreement, at or before the Effective Time of the Merger, each outstanding option to purchase shares of HRM Common Stock not otherwise vested will be accelerated and fully vested as of immediately prior to the Effective Time. Directors and executive officers of HRM hold options to acquire an aggregate 340,188 shares of HRM Common Stock, the vesting of 86,139 of which will accelerate as a result of the Merger. Options subject to such accelerated vesting are held by the following individual directors and executive officers: Gary T. McIlroy, M.D. (21,902), Marlene O. Travis (15,649), Thomas P. Clark (12,879), Adele M. Kimpell (2,500), Vance Kenneth Travis (3,800), Ronald R. Hahn (3,800), Robert L. Montgomery (18,009), Gary L. Damkoehler (3,800), and Raymond G. Schultze, M.D. (3,800). See
"-- Treatment of Stock Options."

     Indemnification. Under the Merger Agreement, HPS has agreed to indemnify the present and former officers and directors of HRM following the Merger with respect to acts or omissions occurring prior to the Effective Time, to the extent that they were indemnified under Minnesota law and HRM's Articles of Incorporation and Bylaws immediately prior to the Effective Time. See "The Merger Agreement -- Representations, Warranties and Covenants."

     For additional information on certain interests, see "-- Support/Voting Agreements."

ACCOUNTING TREATMENT

     The Merger will be accounted for under the purchase method of accounting, in accordance with generally accepted accounting principles. Under the purchase method, the purchase price of HRM, including direct costs of the Merger, will be allocated to the assets acquired and liabilities assumed based upon their estimated relative fair values, with the excess purchase consideration allocated to goodwill. The results of HPS's operations will include the results of operations of HRM commencing at the Effective Time.

     The Unaudited Pro Forma Consolidated Financial Statements appearing elsewhere in this Proxy Statement/Prospectus are based upon certain assumptions and allocate the purchase price to assets and liabilities based upon preliminary estimates of their respective fair values. The unaudited pro forma adjustments and combined amounts are included for informational purposes only. If the Merger is consummated, then HPS's financial statements will reflect effects of acquisition adjustments only from the Effective Time. The actual allocation of the purchase price may differ significantly from the allocation reflected in the Unaudited Pro Forma Consolidated Financial Statements.

REGULATORY APPROVALS

     Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), the Merger may not be consummated unless certain filings have been submitted to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. On October 21, 1996, HPS and HRM submitted the required filings to the FTC and the Antitrust Division. On November 4, 1996, early termination of the applicable waiting period was granted by the FTC and the Antitrust Division.

     The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the Merger. At any time before or after the consummation of the Merger, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Merger or seeking the divestiture of substantial assets of HRM or HPS. HRM and HPS believe that the consummation of the Merger will not violate the antitrust laws. There can be no assurance, however, that a challenge to the Merger on antitrust grounds will not be made, or, if such a challenge is made, what the result will be.

     Other than as described in this Proxy Statement/Prospectus, consummation of the Merger does not require the prior approval of, or filing with, any federal or state agency.

FEDERAL SECURITIES LAW CONSEQUENCES

     All HPS Common Shares issued in connection with the Merger will be freely transferable, except that any HPS Common Shares received by persons who are deemed to be "affiliates" (as such term is defined under the Securities Act) of HPS or HRM prior to the Merger may be sold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act with respect to affiliates of HPS or HRM, or Rule 144 under the Securities Act with respect to persons who are or become affiliates of HPS, or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of HPS or HRM generally include individuals or entities that control, are controlled by or are under common control with, such person and generally include the executive officers and directors of such person as well as principal shareholders of such person.

     Affiliates may not sell their HPS Common Shares acquired in connection with the Merger, except pursuant to an effective registration under the Securities Act covering such shares or in compliance with Rule 145 under the Securities Act (or Rule 144 under the Securities Act in the case of persons who become affiliates of HPS), or another applicable exemption from the registration requirements of the Securities Act. In general, Rule 145 provides that for two years following the Effective Time an affiliate (together with certain related persons) would be entitled to sell HPS Common Shares acquired in connection with the Merger only through unsolicited "broker transactions" or in transactions directly with a "market maker," as such terms are defined in Rule 144. Additionally, the number of shares to be sold by an affiliate (together with certain related persons and certain persons acting in concert) within any three-month period for purposes of Rule 145 under the Securities Act may not exceed the greater of 1% of the outstanding HPS Common Shares or the average weekly trading volume of such shares during the four calendar weeks preceding such sale. Rule 145 will remain available to affiliates if HPS remains current with its informational filings with the Commission under the Exchange Act. Two years after the Effective Time, an affiliate will be able to sell such HPS Common Shares without being subject to such manner of sale or volume limitations provided that HPS is current with its Exchange Act informational filings and such affiliate is not then an affiliate of HPS. Three years after the Effective Time, an affiliate will be able to sell such HPS Common Shares without any restrictions so long as such affiliate had not been an affiliate of HPS for at least three months prior to the date of such sale.

     It is a condition to the Merger that HRM obtain written undertakings ("Affiliate Letters") at least 35 days prior to the Special Meeting from each person who may be at the Effective Time or was on the date of the Merger Agreement an "affiliate" of HRM for purposes of Rule 145 under the Securities Act to the effect that, among other things, such person will not sell, transfer or otherwise dispose of any HPS Common Shares owned by such affiliate as a result of the Merger or otherwise except in accordance with registration, or an exemption from registration, under the Securities Act. See "The Merger Agreement -- Conditions."

DEREGISTRATION OF HRM COMMON STOCK

     If the Merger is consummated, the HRM Common Stock will cease to be quoted on the Nasdaq National Market and HPS will apply to the Commission for the deregistration of HRM Common Stock under the Exchange Act.

TREATMENT OF STOCK OPTIONS

     Under the terms of the Merger Agreement, each holder of an option to purchase shares of HRM Common Stock that is outstanding at the Effective Time of the Merger (an "HRM Option") will receive a cash payment equal to (i) the total number of shares of HRM Common Stock subject to the unexercised portion of such HRM Option, determined by assuming that such HRM Option is immediately vested and exercisable in full, multiplied by (ii) the excess of (x) the Per Share Cash Consideration plus the current fair market value of the Per Share Stock Consideration, over (y) the per share exercise price specified in such HRM Option. Prior to the Effective Time of the Merger, HRM will take such action as is legally required to amend the 1990 Stock Option Plan and the 1992 Long-Term Incentive Plan and the terms of all HRM Options outstanding at the Effective Time such that (i) all outstanding HRM Options are immediately vested and exercisable in full at or before the Effective Time, (ii) the holders of all outstanding HRM Options will receive the cash described above, (iii) all HRM Options outstanding at the Effective Time reflect the revised exercise terms described above, (iv) no further options will be grantable under such plans after the Effective Time, and (v) all change-of-control provisions contained in such plans and outstanding HRM Options will not apply to any HRM Options outstanding as of the Effective Time.

SUPPORT/VOTING AGREEMENTS

     Concurrently with the execution of the Merger Agreement, HPS and each Supporting Shareholder executed separate Support/Voting Agreements. The Supporting Shareholders and the number of shares of HRM Common Stock owned by them or over which they have voting control as of the Record Date are as follows: (i) Gary T. McIlroy, M.D., 267,774; (ii) Marlene O. Travis, 272,688; and (iii) Thomas P. Clark, 60,000.

     Pursuant to the Support/Voting Agreements, each Supporting Shareholder agreed that, among other things, such Supporting Shareholder (i) will not, will not permit any company, trust or other entity controlled by such Supporting Shareholder to, and will not permit any of his or her affiliates to, contract to sell, sell or otherwise transfer or dispose of any of the shares of the capital stock of HRM of which such Supporting Shareholder or his or her affiliates is the record or beneficial owner ("Supporting Shareholder Shares") or any interest therein or securities convertible thereinto or any voting rights with respect thereto, other than (x) pursuant to the Merger, (y) with HPS's prior written consent or (z) transfers by gift to family members, charitable organizations, or certain trusts, (ii) will not, will not permit any such company, trust or other entity to, and will not permit any of his or her affiliates to, directly or indirectly (including through its officers, directors, employees, or other representatives), solicit, initiate, encourage or facilitate, or furnish or disclose non-public information in furtherance of, any inquiries or the making of any proposal with respect to any recapitalization, merger, consolidation or other business combination involving HRM, or acquisition of any capital stock or any material portion of the assets (except for acquisitions of assets in the ordinary course of business consistent with past practice) of HRM, or any combination of the foregoing (a "Competing Transaction"), or negotiate, explore or otherwise engage in discussions with any person (other than HPS, Subcorp or their respective directors, officers, employees, agents and representatives) with respect to any Competing Transaction or enter into any agreement, arrangement or understanding with respect to any Competing Transaction or agree to or otherwise assist in the effectuation of any Competing Transaction; provided, however, that nothing in any Support/Voting Agreement prevents any Supporting Shareholder from taking any action or omitting to take any action (x) solely as a member of the Board of Directors of HRM required so as not to violate such Supporting Shareholder's fiduciary obligations as a director or which action is not in violation of any of the terms of the Merger Agreement, or
(y) if such Supporting Shareholder is an officer of HRM, as directed or authorized by the Board of Directors of HRM so long as such direction or authorization was not made in violation of any of the terms of the Merger Agreement, and (iii) will vote all of such Supporting Shareholder Shares beneficially owned by such Supporting Shareholder or his or her affiliates, or over which such Supporting Shareholder or any of his or her affiliates has voting power or control, directly or indirectly (including any HRM Common Stock acquired after the date of the Support/Voting Agreement), at the record date for any meeting of shareholders of HRM called to consider and vote to approve the Merger and the Merger Agreement and/or the transactions contemplated thereby in favor thereof, and neither the Supporting Shareholder nor any of his or her affiliates will vote such Supporting Shareholder Shares in favor of any Competing Transaction. Each Support/Voting Agreement will terminate upon the earlier of
(i) termination of the Merger Agreement or (ii) the Effective Time.

     The foregoing is a summary of the material provisions of the Support/Voting Agreements, a form of which is filed as an exhibit to the Registration Statement. See "Available Information." This summary is qualified in its entirety by reference to the form of Support/Voting Agreement which is incorporated herein by this reference.

RIGHTS OF DISSENTING SHAREHOLDERS

     Shareholders of HRM are entitled to exercise dissenters' rights pursuant to the provisions of sections 302A.471 and 302A.473 of the Minnesota Business Corporation Act ("MBCA"). In accordance with these sections, HRM Shareholders have the right to dissent to the Merger and to be paid the "fair value" of their HRM shares. In this context, the term "fair value" means the value of the HRM Common Stock immediately before the Effective Time of the Merger. Under section 302A.473, where a merger is to be submitted for approval at a meeting of shareholders, the corporation must notify each of its shareholders of the right to dissent, include in such notice a copy of sections 302A.471 and 302A.473 and provide a brief description of the procedures to be followed under these sections. This Proxy Statement/Prospectus shall constitute such notice to the shareholders of HRM and the following discussion describes the procedures to be followed by a dissenting shareholder. The applicable statutory provisions are attached hereto as Annex C.

     The following discussion is not a complete statement of the law pertaining to a dissenting shareholder's rights under Minnesota law and is qualified in its entirety by the full text of sections 302A.471 and 302A.473 attached hereto. Any HRM Shareholder who wishes to exercise the right to dissent and demand the fair value of his or her shares, or who wishes to preserve the right to do so, should review the following discussion and Annex C carefully, because failure to timely and properly comply with the procedures will result in the loss of a shareholder's right to dissent under Minnesota law.

     A shareholder of HRM wishing to exercise the right to demand the fair value of his or her shares must:

     - Before the vote of shareholders is taken at the Special Meeting of HRM Shareholders, file a written notice of intent to demand the fair value of his or her shares and, in addition, he or she must not vote in favor of the Merger Agreement. Because a proxy that does not contain voting instructions will, unless revoked, be voted FOR approval of the Merger Agreement, a shareholder of HRM who votes by proxy and who wishes to exercise dissenters' rights must (i) vote AGAINST the approval of the Merger Agreement or (ii) ABSTAIN from voting on the approval of the Merger Agreement. A vote against the Merger Agreement in person or by proxy will not in and of itself constitute a written notice of intent to demand the fair value of a shareholder's HRM shares satisfying the requirements of the MBCA.

     - A demand for fair value must be executed by or for the shareholder of record, fully and correctly, as such shareholder's name appears on his or her HRM stock certificate or certificates. If the HRM stock is owned of record in a fiduciary capacity such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If the stock is owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for a shareholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he or she is acting as agent for the record owner.

     A record owner who holds shares of HRM Common Stock as a nominee for others, such as a broker, may demand the fair value of the shares held for all, or fewer than all, of the beneficial owners of such shares. In such a case, the written demand should set forth the number of shares to which it relates. When no number of shares is expressly mentioned, the demand will be presumed to cover all shares standing in the name of the record owner. Beneficial owners of HRM shares who are not record owners and who intend to exercise dissenters' rights should instruct the record owner to comply with the statutory requirements with respect to the exercise of dissenters' rights before the date of the Special Meeting.

     - HRM Shareholders who elect to exercise dissenters' rights and demand fair value should mail or deliver their written demand to: Thomas P. Clark, Chief Financial Officer, Health Risk Management, Inc., 8000 West 78th Street, Minneapolis, MN 55426. The written demand should specify the shareholder's name and mailing address, the number of shares owned, and that the shareholder is thereby demanding the fair value of his or her shares.

     - After the Effective Time, Subcorp, as the surviving corporation, will cause to be mailed to each shareholder of HRM who has properly asserted dissenters' rights a notice that contains (i) the address to which a demand for payment and HRM stock certificates must be sent in order to receive payment and the date by which they must be received; (ii) a form to be used to certify the date on which the shareholder, or the beneficial owner on whose behalf the shareholder dissents, acquired his or her HRM shares or an interest in them and to demand payment; and (iii) another copy of sections 302A.471 and 302A.473 together with a brief description of these sections. To receive the fair value of his or her HRM shares, a dissenting shareholder must demand payment and deposit his or her certificates within 30 days after the notice is given.

     - After the Effective Time or after the surviving corporation receives a valid demand for payment, whichever is later, the surviving corporation must remit to each dissenting shareholder who has complied with the dissenters' rights provisions the amount the surviving corporation estimates to be the fair value of the shares, plus interest, along with
      (i) HRM's closing balance sheet and statement of income for a fiscal year ending not more than 16 months before the effective date of the Merger, together with the latest available interim financial statements; (ii) an estimate by the surviving corporation of the fair value of the shares and a brief description of the method used to reach the estimate; and (iii) another copy of sections 302A.471 and 302A.473 and a brief description of the procedure to be followed in demanding supplemental payment. If the surviving corporation fails to remit payment within 60 days of the deposit of certificates, the surviving corporation must return all deposited certificates. However, the surviving corporation may again give notice and require deposit at a later time.

     - If a dissenting HRM Shareholder believes that the amount remitted by the surviving corporation is less than the fair value of his or her shares plus interest, such dissenting shareholder may give written notice to the surviving corporation of his or her own estimate of the fair value for the shares plus interest and demand a supplemental payment for the difference. Any written demand for supplemental payment must be made within 30 days after the surviving corporation mailed its original remittance. Otherwise, a dissenter is entitled only to the amount remitted by the surviving corporation.

     - Within 60 days after receiving a demand for supplemental payment, Subcorp, as the surviving corporation, must either pay the amount of the supplemental payment demanded (or agreed to between the dissenting shareholder and the surviving corporation) or file a petition in the state courts of Minnesota requesting that the court determine the fair value of the shares plus interest. Any petition so filed must name as parties all dissenting shareholders who have demanded supplemental payments and who have been unable to reach an agreement with the surviving corporation concerning the fair value of their shares. The court may appoint appraisers, with such power and authority as the court deems proper, to receive evidence on and recommend the amount of fair value of the shares. The jurisdiction of the court is plenary and exclusive, and the fair value as determined by the court is binding on all shareholders, wherever located. A dissenting shareholder, if successful, is entitled to a judgment for the amount by which the fair value of his or her shares as determined by the court exceeds the amount originally remitted by the surviving corporation.

     Generally, the costs and expenses associated with a court proceeding to determine the fair value of the HRM shares will be borne by Subcorp, as the surviving corporation, unless the court finds that a dissenting shareholder has demanded supplemental payment in a manner that is arbitrary, vexatious, or not in good faith. Similar costs and expenses may also be assessed in instances where HRM or Subcorp, as the surviving corporation, has failed to comply with the procedures in section 302A.473 of the MBCA pertaining to dissenters' rights discussed above. The court may, in its discretion, award attorneys' fees to an attorney representing dissenting shareholders out of any amount awarded to such dissenters.

     Failure to follow the steps required by section 302A.473 for asserting dissenters' rights may result in the loss of a shareholder's rights to demand the fair value of his or her HRM shares. Shareholders considering seeking appraisal should realize that the fair value of their shares, as determined under section 302A.473 of the MBCA in the manner outlined above, could be more than, the same as, or less than the amount of value of the cash and HPS Common Shares they would be entitled to receive as a result of the Merger if they did not seek appraisal of their shares.

     Pursuant to the Merger Agreement, if the holders of more than five percent of the outstanding shares of HRM Common Stock properly exercise dissenters' rights (as described in this section and in Annex C hereto), HPS may terminate the Merger Agreement prior to closing.

JOINT MARKETING AGREEMENT

     On September 25, 1996, HPS and HRM entered into a nonexclusive Joint Marketing Agreement pursuant to which HRM and HPS may each market the products and services of the other, provided that neither party will be permitted to negotiate the final terms, complete a sale of the other party's products and services, or otherwise bind the other party in any way without the other party's written consent. Under the agreement, each party is obligated to pay to the other party a fee equal to five percent of total service fees it receives, or up to a 15-percent commission for stop loss insurance placement, if the other party refers the customer to it. The initial term of the agreement is for a period of 12 months and the agreement is terminable by either party upon 60 days' written notice.

                              THE MERGER AGREEMENT

     The following is a summary of material provisions of the Merger Agreement, a copy of which is attached as Annex A to this Proxy Statement/Prospectus. This summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by this reference.

THE MERGER

     The Merger Agreement provides that HRM will be merged with and into Subcorp with the result that Subcorp as the surviving corporation becomes a wholly owned subsidiary of HPS, subject to the requisite approvals of HRM Shareholders and the satisfaction or waiver of the other conditions to the Merger. Upon the effectiveness of the Merger, Subcorp will change its name to "Health Risk Management, Inc." The Merger will become effective at the Effective Time upon the filing of a duly executed certificate of merger with the Delaware Secretary of State and articles of merger with the Minnesota Secretary of State. Prior to this filing, a Closing will be held on the Closing Date, which date will be within three business days following the date upon which all conditions set forth in the Merger Agreement have been satisfied or waived, as the case may be, but in no event earlier than January 1, 1997. It is currently anticipated that the Effective Time will occur shortly after the date of the Special Meeting, assuming the Merger Agreement and the Merger are approved at such meeting and all other conditions to the Merger have been satisfied or waived.

MERGER CONSIDERATION

     Cash and Exchange Ratio. Upon consummation of the Merger pursuant to the Merger Agreement, each share of HRM Common Stock issued and outstanding immediately prior to the Effective Time, other than shares held in the treasury of HRM, if any, which will be cancelled, and other than shares held by HRM Shareholders who validly exercise dissenters' rights, will be converted into and represent the right to receive $9.68603 in cash plus the Per Share Stock Consideration. The Per Share Stock Consideration is equal to 0.360208 of an HPS Common Share unless the Market Price of an HPS Common Share is either less than $17.93 or greater than $30.00. If the Market Price is less than $17.93, then the Per Share Stock Consideration will be equal to 0.360208 multiplied by a fraction, the numerator of which is $17.93 and the denominator of which is the Market Price. If the Market Price is greater than $30.00, then the Per Share Stock Consideration will be equal to
0.360208 multiplied by a fraction, the numerator of which is $30.00 and the denominator of which is the Market Price. The "Market Price" of an HPS Common Share, for these purposes, is the weighted (by daily trading volume) average closing price of the HPS Common Shares on the NYSE Composite Tape for the five full trading days ending on the last full trading day immediately prior to the Effective Time. As a result, the cash and stock to be received in the Merger in exchange for one share of HRM Common Stock will have an approximate aggregate value, as of the time of calculation of the Market Price, that is not less than $16.14 and not greater than $20.49 per share.

     Based on the number of shares of HRM Common Stock outstanding on the Record Date (assuming Per Share Stock Consideration of 0.360208 of an HPS Common Share for each share of HRM Common Stock and without giving effect to the exercise of
outstanding HRM Options), an estimated        HPS Common Shares will be issued
in exchange for HRM Common Stock upon consummation of the Merger. Such shares
would represent approximately      % of the approximately        HPS Common
Shares that would be outstanding after consummation of the Merger.

     HRM Shareholders will receive in the Merger a number of HPS Common Shares determined by reference to the Per Share Stock Consideration. As described above, the Per Share Stock Consideration of 0.360208 is subject to adjustment if the Market Price of the HPS Common Shares is less than $17.93 per share or greater than $30.00 per share, which will result in a minimum value and a maximum value that can be received for each share of HRM Common Stock in the Merger. In addition, because of fluctuations in the value of HPS Common Shares, the market value of the HPS Common Shares that HRM Shareholders receive in the Merger may increase or decrease following the Merger. See "Summary -- Market Price and Dividend Data" for information regarding the historical market prices of HPS Common Shares.

     Fractional Shares. No certificates for fractional HPS Common Shares will be issued in the Merger, and to the extent that an outstanding share of HRM Common Stock would otherwise have become a fractional HPS Common Share, the holder thereof, upon presentation of such fractional interest represented by an appropriate certificate of HRM Common Stock to the exchange agent designated by HPS as described under "Exchange Procedures" below, will be entitled to receive a cash payment therefor in an amount equal to the value (determined with reference to the Market Price) of such fractional interest.

EXCHANGE PROCEDURES

     HOLDERS OF SHARES OF HRM COMMON STOCK SHOULD NOT SEND IN THEIR HRM STOCK CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL.

     As soon as practicable after the Effective Time, a letter of transmittal will be mailed to each holder of record of a certificate or certificates (the "Certificates") which immediately prior to the Effective Time represented outstanding shares of HRM Common Stock whose shares were converted into the right to receive cash and HPS Common Shares. This letter of transmittal must be used in forwarding Certificates for surrender in exchange for the cash consideration and the certificates evidencing HPS Common Shares to which a holder of shares of HRM Common Stock prior to the Effective Time has become entitled and, if applicable, cash in lieu of any fractional HPS Common Share. Such letter of transmittal will be accompanied by instructions specifying other details of the exchange. After receipt of such letter of transmittal, each
holder of Certificates should surrender such Certificates to             , the
exchange agent for the Merger, pursuant to and in accordance with the instructions accompanying such letter of transmittal, and each such holder will receive in exchange therefor a certificate evidencing the whole number of HPS Common Shares to which such holder is entitled and a check representing the amount of cash constituting the cash consideration, the cash payable in lieu of any fractional HPS Common Share, if any, and unpaid dividends and distributions, if any, which such holder has the right to receive pursuant to the Merger Agreement, after giving effect to any required withholding tax. No interest will be paid or accrued on the cash portion of the Merger consideration, the cash in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, payable to holders of Certificates. Certificates surrendered for exchange by any person constituting an "affiliate" of HRM for purposes of Rule 145(c) under the Securities Act will not be exchanged until HPS has received an executed Affiliate Letter from such person as prescribed under the Merger Agreement.

     After the Effective Time, each Certificate, until so surrendered and exchanged, will be deemed for all purposes to represent only the right to receive, upon surrender, HPS Common Shares plus the cash consideration, cash in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, as provided above. The holder of such unexchanged Certificate will not be entitled to receive any dividends or other distributions declared or made by HPS having a record date on or after the Effective Time until the Certificate is surrendered. Subject to applicable laws, upon surrender of such unexchanged Certificate, such dividends and distributions, if any, will be paid less the amount of any withholding taxes which may be required thereon.

REPRESENTATIONS, WARRANTIES AND COVENANTS

     The Merger Agreement contains various representations, warranties and covenants of HPS, HRM and Subcorp. The representations and warranties made by the parties in the Merger Agreement will not survive the Effective Time, although it is a condition of HPS's obligations under the Merger Agreement that HRM's representations and warranties be true and correct; provided, however, that the failure of any such representations and warranties to be true and correct in all material respects will not permit HPS to terminate the Merger Agreement or not consummate the Merger unless such failure constitutes a "Company Material Adverse Effect." A "Company Material Adverse Effect" is defined in the Merger Agreement as a material adverse effect on the business, prospects, results of operation or condition (financial or otherwise) of HRM and its subsidiaries, taken as a whole, or on the ability of HRM to consummate the transactions contemplated thereby, provided that the following will not be considered a material adverse effect: (i) changes relating to the economy in general or to HRM's industry in general, and (ii) changes relating to cancellations, terminations or nonrenewals by HRM's customers, employees, representatives or others having similar relationships with HRM, that occur from and after the date of announcement of the transactions contemplated by the Merger Agreement, unless such cancellations, terminations or nonrenewals are attributable to factors other than the transactions contemplated thereby such as but not limited to loss of a material customer through the normal bid process. Additionally, it is a condition of HRM's obligations under the Merger Agreement that HPS's representations and warranties be true and correct; provided, however, that the failure of any such representations and warranties to be true and correct in all material respects will not permit HRM to terminate the Merger Agreement or not consummate the Merger unless such failure constitutes a "Purchaser Material Adverse Effect." A "Purchaser Material Adverse Effect" is defined in the Merger Agreement as a material adverse effect on the business, prospects, results of operation or condition (financial or otherwise) of HPS and its subsidiaries, taken as a whole, provided that changes relating to the economy in general or to HPS's industry in general will not be considered a material adverse effect.

     Pursuant to the Merger Agreement, each of HPS and HRM covenanted that it will: (i) use reasonable efforts and cooperate to obtain the waiver, consent and approval of all persons whose waiver, consent or approval is required in order to consummate the transactions contemplated by the Merger Agreement or is required by any material agreement, lease, instrument, arrangement, judgment, decree, order or license to which HRM or HPS is a party or subject to on the Closing Date and (a) which would prohibit, or require the waiver, consent or approval of any person to such transactions or (b) under which, without such waiver, consent or approval, such transactions would constitute an occurrence of default under the provisions thereof, result in the acceleration of any obligation thereunder or give rise to a right of any party thereto to terminate its obligations thereunder; (ii) deliver to the other (a) all SEC documents of such party as soon as such documents are filed with the SEC, (b) all regularly prepared monthly, and other, unaudited financial statements of such party prepared after the date of the Merger Agreement, in format historically utilized internally, as soon as available but not later than the 20th of each month following each statement's date, (c) all press releases of such party released after the date of the Merger Agreement and prior to the Effective Time prior to the time such releases are released to the public, and (d) such other information concerning such party as the other shall reasonably request; and
(iii) file any Notification and Report Forms and related materials required to be filed with the FTC and the Antitrust Division under the HSR Act with respect to the

Merger (which filings required to date have been made) and promptly make any further filings pursuant thereto that may be necessary, proper or advisable.

     HPS covenanted in the Merger Agreement: (i) to promptly prepare and file with the SEC as soon as practicable this Proxy Statement/Prospectus under the Securities Act, with respect to the HPS Common Shares issuable in the Merger, to use all reasonable efforts, with the cooperation of HRM to have the Registration Statement containing this Proxy Statement/Prospectus declared effective by the SEC as promptly as practicable and to maintain the effectiveness of the Registration Statement through the Effective Time, and to also take such other reasonable actions (other than qualifying to do business in any jurisdiction in which it is not so qualified) required to be taken under any applicable state securities laws in connection with the issuance of the HPS Common Shares in the Merger; (ii) that, except with the prior written consent of HRM, between the date of the Merger Agreement and the Effective Time, (a) HPS will not adopt or propose any change in its Certificate of Incorporation or Bylaws, (b) HPS will not and will not allow any of its subsidiaries to lease, license or dispose of any assets or property that are material to HPS and its subsidiaries taken as a whole, (c) HPS will not declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise with respect to any of its capital stock, (d) HPS will not and will not allow any of its subsidiaries to merge or consolidate with any other person if, as a result thereof, the shareholders of HPS immediately prior thereto cease to own directly or indirectly at least a majority of the outstanding stock of HPS, (e) HPS will ensure that the persons currently serving as the Chairman and the President of HPS will continue to retain such positions and will ensure that persons currently serving as directors of HPS will continue to comprise a majority of the Board of Directors of HPS, (f) HPS will not issue any securities if such issuance requires the vote of its shareholders, and (g) HPS will not agree or commit to violate any of the foregoing covenants; (iii) to, at or prior to Closing, purchase tail coverage under HRM's existing directors and officers liability insurance policy affording coverage for a period of 12 months to HRM's directors and officers for periods prior to the Closing, and to, from and after Closing, indemnify (and, to the extent permitted by Minnesota Statutes, advance expenses to) the officers and directors of HRM who served in such capacity prior to the Effective Time for any and all claims related to matters occurring prior to the Effective Time to the same extent that such persons are entitled to indemnity under Minnesota law and HRM's Articles of Incorporation and Bylaws in effect immediately prior to the Effective Time; (iv) to promptly prepare and submit to the NYSE a listing application covering the HPS Common Shares to be issued in connection with the Merger and to use reasonable efforts to obtain, prior to the Effective Time, approval for the listing of such HPS Common Shares, subject to official notice of issuance; and (v) after the Closing and until such date as HRM's employees commence participation in HPS's employee benefit plans, to cause the surviving corporation to take whatever action is necessary or appropriate to cause the surviving corporation to maintain the participation, sponsorship and/or maintenance of HRM's employee benefit plans except for the Health Risk Management, Inc. Deferred Compensation Plan for Directors.

     HRM covenanted in the Merger Agreement, among other things, as follows: (i) HRM shall, as promptly as practical, but in no event later than five days after the Commission clears this Proxy Statement/Prospectus, call a shareholders meeting to vote upon the Merger, which shareholders meeting will be held as soon as permitted by HRM's Bylaws and applicable law after the mailing of such notice and HRM will use reasonable efforts to obtain the affirmative vote of all HRM Shareholders for approval of the Merger; (ii) between the date of the Merger Agreement and the Closing Date, HRM will allow HPS, its counsel and other representatives full access to all the books, records, files, documents, assets, properties, contracts, customers and agreements of HRM which may be reasonably requested, and will furnish HPS, its officers and representatives during such period with all information concerning the affairs of HRM which may be reasonably requested; (iii) HRM will provide HPS with any information which HPS reasonably requests concerning the employees of HRM, and will cooperate with, and assist, HPS with respect to the commencement of participation of any HRM employee in the surviving corporation's benefit plans or arrangements; and (iv) HRM will promptly furnish HPS with all information concerning it as may be required for inclusion in this Proxy Statement/Prospectus, and if at any time prior to the Effective Time, any information pertaining to HRM contained in or omitted from this Proxy Statement/Prospectus makes such statements contained herein false or misleading, HRM will promptly so inform HPS and provide HPS with the information necessary to make statements contained therein not false and misleading.

     HRM also covenanted in the Merger Agreement, during the period from the date of the Merger Agreement to the Effective Time, and except as otherwise expressly contemplated by the Merger Agreement and the transactions contemplated thereby or as set forth therein (including the disclosure schedule thereto), or with the prior written consent of HPS, that HRM will conduct its business only in the ordinary course, and that it will: (i) use reasonable efforts to preserve the organization of HRM intact and to preserve the goodwill of clients, customers and others having business relations with HRM; (ii) maintain the properties of HRM in the same working order and condition as such properties were in as of the date of the Merger Agreement, reasonable wear and tear excepted; (iii) keep in force at no less than their present limits all existing bonds, letters of credit and policies of insurance insuring HRM, its performance and its respective properties; (iv) not enter into any contract, commitment, arrangement or transaction of the type concerning (a) additional equity investments in the businesses of others, (b) any note receivable, (c) any material contract or agreement with a creditor not made in the ordinary course of business, (d) any employment contract or arrangement regarding an employee or independent contractor which is not terminable by HRM within 30 days without payment of any amount for any reason whatsoever, or without any continuing payment of any type or nature, including, without limitation, any bonuses and vested commissions, (e) any contract, agreement, understanding or arrangement materially restricting HRM from carrying on its business anywhere in the world,
(f) any material instrument or arrangement evidencing or related to indebtedness for money borrowed or to be borrowed, whether directly or indirectly, by way of purchase money obligation, guaranty, subordination, conditional sale, lease-purchase or otherwise, (g) any contract with any labor organization, (h) any material bond, suretyship arrangement, guarantee, letter of credit or other performance guarantee document pursuant to which any obligation of HRM is guaranteed or secured or pursuant to which HRM has guaranteed or secured the performance or obligation of another person, (i) any employee benefit plans of HRM, (j) any insurance policies maintained by HRM, or suffer, permit or incur any transactions or events resulting in material changes to HRM (except for the payment of any health, disability and life insurance premiums which may become due and except for contributions or distributions required to be made (and not discretionary) pursuant to the terms of any benefit plans), (k) any contract or commitment which requires services over the term remaining after June 30, 1996 in excess of $500,000 to be provided or performed by HRM or which authorizes others to perform services in excess of $500,000 over the term remaining after June 30, 1996 for a third party for, through or on behalf of HRM, other than those services performed for customers and clients of HRM on September 12, 1996, or any contract or commitment involving an obligation by HRM in excess of $500,000 over the term remaining after June 30, 1996 which cannot, or in reasonable probability will not, be performed or terminated by September 12, 1997, if such contract will require HRM to hire new employees, expand existing facilities, or acquire or lease new facilities, or (l) licenses granted by or to HRM with respect to any material trademarks, trade names, service marks, service names, brand names, copyrights and patents, registrations thereof and applications therefor, applicable to or used in the business of HRM, or any material software, if such contract is other than in the ordinary course of HRM's software licensing business, in each case to the extent such events or transactions are within the control of HRM; (v) not enter into any contracts, commitments, arrangements or transactions for the lease or purchase of real or personal property which individually exceed $500,000 or in the aggregate exceed $2,000,000; (vi) not make or permit any change in HRM's Articles of Incorporation or Bylaws, or in its authorized, issued or outstanding securities (except upon exercise of currently outstanding options or warrants); (vii) not issue any security (except upon exercise of currently outstanding options or warrants) or grant any stock option or right to purchase any security of HRM, issue any security convertible into such securities, purchase, redeem, retire or otherwise acquire any of such securities, or agree to do any of the foregoing or declare, set aside or pay any dividend or other distribution in respect of such securities; (viii) not make any contribution to or distribution on behalf of or to any employee of HRM (except for the payment of any health, disability and life insurance premiums which may become due and except for contributions or distributions required to be made (and not discretionary) pursuant to the terms of any benefit plans); (ix) not make any capital expenditure (excluding capitalized computer software costs of a normal and recurring nature in accordance with past practice) which when aggregated with all other capital expenditures for the period exceeds the sum of $500,000; (x) promptly advise HPS in writing of any matters arising or discovered which, if existing or known on September 12, 1996, would be required to be set forth or described in the Merger Agreement or the disclosure letter thereto; (xi) not make any distributions or commitments to charitable organizations; (xii) except after prior notification to, and with the prior written consent of, HPS, not make any material change in its banking or safe deposit arrangements or grant any powers of attorney; and (xiii) except with the prior consent in writing of HPS or as otherwise required by generally accepted accounting principles, not make any changes in its accounting methods or practices and give HPS written notice of all changes in accounting estimates promptly upon determination thereof.

NEGOTIATIONS AND SOLICITATIONS

     Pursuant to the Merger Agreement, HRM agreed that: (i) neither it nor any of its subsidiaries shall, nor will it or any of its subsidiaries authorize their respective officers, directors, employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its subsidiaries) to initiate or solicit, directly or indirectly, the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its shareholders) with respect to a merger, acquisition, consolidation or similar transaction involving, or purchase of (a) all or any significant portion of the assets of HRM and its subsidiaries taken as a whole, or of any subsidiary of HRM, (b) 25% or more of the outstanding shares of HRM Common Stock or (c) 25% of the outstanding shares of the capital stock of any subsidiary of HRM (any such proposal or offer being hereinafter referred to as an "Alternative Proposal") or engage in any negotiations with, or provide any confidential information or data to, or have any discussions with, any person relating to an Alternative Proposal (excluding the Merger); and (ii) it will notify HPS immediately if it provides any such information or conducts any such negotiations or discussions or receives any bona fide proposal or offer; provided, however, that the Merger Agreement does not prohibit the Board of Directors of HRM from (a) furnishing information to or entering into discussions or negotiations with, any person or entity, if, and only to the extent that (A) the Board of Directors of HRM, based upon the advice of outside counsel, determines in good faith that such action is required for the Board of Directors to comply with its fiduciary duties to shareholders imposed by law, (B) prior to furnishing such information to, or entering into discussions or negotiations with, such person or entity relating to an Alternative Proposal, HRM provides written notice to HPS to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or entity relating to an Alternative Proposal, and (C) HRM keeps HPS reasonably informed of the status and all material information with respect to any such discussions or negotiations; (b) to the extent applicable, complying with Rule 14e-2 promulgated under the Securities Exchange Act with regard to an Alternative Proposal; and (c) making any statement required by applicable law or the requirements of the NASDAQ/NM.

CONDITIONS

     The obligations of HPS and HRM to consummate the Merger are subject to fulfillment of the following conditions, among others: (i) the Merger Agreement and the transactions contemplated thereby shall have been approved in the manner required by applicable law or by the applicable regulations of any stock exchange or other regulatory body, as the case may be, by the HRM Shareholders;
(ii) the waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated; (iii) neither HRM nor HPS shall be subject to any order or injunction of a court of competent jurisdiction which prohibits the consummation of the transactions contemplated by the Merger Agreement; (iv) the Registration Statement containing this Proxy Statement/Prospectus shall have become effective and shall be effective at the Effective Time, and no stop order suspending effectiveness of the Registration Statement shall have been issued, no action, suit, proceeding or investigation by the Commission to suspend the effectiveness thereof shall have been initiated and be continuing, or, to the knowledge of HPS or HRM, threatened, and all necessary approvals under state securities laws relating to the issuance or trading of HPS Common Shares to be issued to HRM Shareholders in connection with the Merger shall have been received; (v) all consents, authorizations, orders and approvals of (or filings or registrations with) any governmental commission, board or other regulatory body required in connection with the execution, delivery and performance of the Merger Agreement shall have been obtained or made, except for filings in connection with the Merger and any other documents required to be filed after the Effective Time and except where the failure to have obtained or made any such consent, authorization, order, approval, filing or registration would not have a material adverse effect; and (vi) the HPS Common Shares to be issued to HRM Shareholders in connection with the Merger shall have been approved for listing on the NYSE, subject only to official notice of issuance.

     The obligations of HRM to consummate the Merger and the transactions contemplated by the Merger Agreement are further subject to the receipt of certain closing certificates and a legal opinion and fulfillment of the following conditions: (i) the representations and warranties made by HPS and Subcorp to HRM in the Merger Agreement or any document or instrument delivered to HRM thereunder shall be true and correct in all material respects on the Closing Date, except for changes contemplated by the Merger Agreement; provided, however, that the failure of any such representation and warranties to be true and correct in all material respects will not permit HRM to terminate the Merger Agreement or not consummate the Merger unless such failure constitutes a material adverse effect; (ii) HPS and Subcorp shall have duly performed in all material respects all of the covenants, acts and undertakings to be performed by them on or prior to the Closing Date; (iii) HRM shall have received the opinion of Fredrikson & Byron, P.A., dated as of the Closing, to the effect that the Merger should be treated as a tax free reorganization pursuant to the provisions of Section 368(a)(1)(A) and (a)(2)(D) of the Code, and the HRM Shareholders should recognize no gain on the exchange of their shares, except to the extent that they receive consideration other than the Per Share Stock Consideration;
(iv) HPS shall not have suffered a material adverse event which continues as of the Effective Time or any series of events which when taken in the aggregate have a material adverse effect which continues as of the Effective Time and which is not disclosed in an SEC document of HPS filed prior to the date of the Merger Agreement; and (v) HPS and/or Subcorp shall have taken such action as is necessary to elect Robert L. Montgomery, Raymond G. Schultze, M.D., and Gary L. Damkoehler as directors of the surviving corporation following the Merger and Gary T. McIlroy, M.D., as a director of HPS following the Closing.

     The obligations of HPS to consummate the Merger and the transactions contemplated by the Merger Agreement are further subject to the receipt of certain closing certificates and a legal opinion and fulfillment of the following conditions: (i) the representations and warranties made by HRM in the Merger Agreement or any document or instrument delivered to HPS thereunder shall be true and correct in all material respects on the Closing Date, except for changes contemplated by the Merger Agreement; provided, however, that the failure of any such representations and warranties to be true and correct in all material respects will not permit HPS to terminate the Merger Agreement or not consummate the Merger unless such failure constitutes a material adverse effect;
(ii) HRM shall have duly performed in all material respects all of the covenants, acts and undertakings to be performed by it on or prior to the Closing Date; (iii) HPS shall have received a true and correct copy of each consent, approval and waiver required on the part of HRM for the execution of the Merger Agreement by HRM and the consummation by HRM of the transactions contemplated thereby; provided, however, that the failure to deliver any such consents, approvals and waivers will not permit HPS to terminate the Merger Agreement or not consummate the Merger unless such failure constitutes a material adverse effect; (iv) HRM and/or its subsidiaries shall not have suffered a material adverse event which continues as of the Effective Time or any series of events which when taken in the aggregate have a material adverse effect which continues as of the Effective Time and which is not disclosed in an SEC document of HRM filed prior to the date of the Merger Agreement or in the disclosure letter thereto; (v) such shareholders of HRM as are required by applicable law to have approved the Merger shall have in fact approved the Merger and shareholders holding not more than 5% of the outstanding stock of HRM shall not have notified HRM that such shareholders intend to elect nor shall have taken any other action to perfect any dissenter's or similar statutory rights affording any such shareholder such rights as a result of the Merger;
(vi) after the Effective Time, no person shall, by action of HRM taken prior to the Effective Time, have any right to acquire any equity securities of HRM or any subsidiary under any stock option plan (or any option granted thereunder) or other plan, program or arrangement in existence prior to or triggered by the Effective Time; (vii) each person who may be at the Effective Time or was on the date of the Merger Agreement an "affiliate" of HRM for purposes of Rule 145 under the Securities Act shall have executed and delivered to HPS at least 35 days prior to the date of the meeting of HRM Shareholders to approve the Merger a written affiliate undertakings agreement; and (viii) the Support/Voting Agreements shall have remained in full force and effect through the Effective Time.

TERMINATION; EFFECT OF TERMINATION

     The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval of the Merger Agreement by the shareholders of HRM, (i) by the mutual consent of HPS and HRM; or (ii) by action of the Board of Directors of either HPS or HRM if (a) the Merger shall not have been consummated by February 28, 1997, provided, that the terminating party shall not have breached in any material respect its obligations under the Merger Agreement in any manner that shall have proximately contributed to the failure to consummate the Merger by February 28, 1997, or (b) the approval of the HRM Shareholders shall not have been obtained at a meeting duly convened therefor or at any adjournment thereof, or (c) a United States federal or state court of competent jurisdiction or United States federal or state governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling, or other action shall have become final and non-appealable; provided that the terminating party shall have used all reasonable efforts to remove such injunction, order or decree.

     The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the adoption and approval by the shareholders of HRM, by action of the Board of Directors of HRM, if (i) in the exercise of its good faith judgment as to fiduciary duties to its shareholders imposed by law, as advised by outside counsel, the Board of Directors of HRM determines that such termination is required by reason of an Alternative Proposal being made; provided that HRM must notify HPS promptly of its intention to terminate the Merger Agreement or enter into a definitive agreement with respect to any Alternative Proposal; or (ii) there has been a breach by HPS of any representation or warranty contained in the Merger Agreement which would have or would be reasonably likely to have a material adverse effect on HPS; or (iii) there has been a material breach of any of the covenants or agreements set forth in the Merger Agreement on the part of HPS, which breach is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by HRM to HPS.

     The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval by the shareholders of HRM, by action of the Board of Directors of HPS, if (i) the Board of Directors of HRM shall have withdrawn or modified in a manner materially adverse to HPS its approval or recommendation of the Merger Agreement or the Merger or shall have recommended an Alternative Proposal to the HRM Shareholders, or (ii) there has been a breach by HRM of any representation or warranty contained in the Merger Agreement which would have or would be reasonably likely to have a material adverse effect on HRM, or (iii) there has been a material breach of any of the covenants or agreements set forth in the Merger Agreement on the part of HRM, which breach is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by HPS to HRM.

     The Merger Agreement provides that in the event that any person shall have made an Alternative Proposal for HRM and thereafter (i) the Merger Agreement is terminated by HRM on the basis of its fiduciary duties, or by HPS because the HRM Board of Directors withdraws or materially modifies its approval or recommendation of the Merger to the HRM Shareholders or (ii) the Merger Agreement is terminated by HRM for any other reason (other than (A) the issuance of an injunction preventing the Merger, (B) the occurrence of a material adverse event to HPS, (C) the failure of a condition to closing to be met by February 28, 1997, which failure is not caused by HRM or its counsel, or (D) the failure of the HRM Shareholders to approve the Merger if, at the time of the HRM Shareholder meeting, there is not then pending and publicly announced an Alternative Proposal and HRM has fulfilled all of its covenants with respect to the calling of such meeting, has not withdrawn its endorsement and recommendation of the transactions contemplated hereby and has actively solicited approval of the Merger at and prior to such meeting) and, in the case of the clause (ii) only, a definitive agreement with respect to such Alternative Proposal is executed within one year after such termination, then HRM must pay HPS the sum of $1,000,000 by wire transfer either within 10 days after termination if under clause (i) above or, otherwise, within two business days after such amount becomes due if under clause (ii) above, plus an additional payment of the sum of $3,000,000 upon the tenth day following consummation of a transaction with the person making the Alternative Proposal or an affiliate thereof that gave rise to the initial $1,000,000 termination payment.

AMENDMENT AND WAIVER

     The Merger Agreement may be amended in writing by the parties thereto by action taken or authorized by their respective Boards of Directors, at any time before or after approval and adoption of the Merger Agreement by HRM Shareholders, but after any such approval, no amendment will be made which by law requires further approval or authorization by the HRM Shareholders without such further approval or authorization.

     At any time prior to the Effective Time, HPS (with respect to HRM) and HRM (with respect to HPS and Subcorp) by action taken or authorized by their respective Boards of Directors may, to the extent legally allowed, (i) extend the time for performance of any of the obligations or other acts of such party,
(ii) waive any inaccuracies in the representations and warranties contained in the Merger Agreement or any document delivered pursuant thereto, and (iii) waive compliance with any of the agreements or conditions contained therein, provided such waiver or extension is set forth in a written instrument signed on behalf of such party.

EXPENSES

     Except as otherwise provided in the Merger Agreement, HPS and HRM will pay their own costs and expenses associated with the transactions contemplated by the Merger Agreement. If the Merger does not occur, HPS will pay the costs and expenses incurred by HRM if HRM terminates the transaction (when no Alternative Proposal is pending) because the Merger does not occur by February 28, 1997, or HPS materially breaches its representations and covenants, or the transaction is enjoined.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following summary of certain federal income tax consequences of the Merger does not take into account the facts and circumstances of any particular shareholder of HRM and does not address all aspects of federal income taxation that may be important to particular shareholders in light of their personal investment circumstances or to shareholders subject to special treatment under the federal income tax laws (including life insurance companies, foreign persons, tax-exempt entities, and holders who acquired their HRM Common Stock pursuant to the exercise of employee stock options or otherwise as compensation). This summary also assumes that the HRM Common Stock will be held as a capital asset by each HRM Shareholder at the Effective Time. Neither HPS nor HRM has sought a ruling from the Internal Revenue Service with respect to the income tax consequences of the Merger and related transactions, and there can be no assurance that the Internal Revenue Service will not take a different view of the transaction.

     Fredrikson & Byron, P.A., counsel to HRM, has advised HRM concerning the federal income tax consequences of the proposed Merger. In the opinion of Fredrikson & Byron, P.A., the following accurately summarizes the material federal income tax consequences of the proposed Merger:

          (a) The Merger will be treated as a reorganization within the meaning of sections 368(a)(1)(A) and 368(a)(2)(D) of the Code.

          (b) HPS, HRM, and Subcorp will each be "a party to a reorganization" within the meaning of section 368(b) of the Code.

          (c) Each HRM Shareholder will be required to recognize, upon receipt of HPS Common Shares and cash in exchange for such shareholder's HRM Common Stock, any capital gain (but not loss) that such shareholder realizes in the transaction, but only up to the amount of the cash received by such shareholder. The gain realized by each shareholder is equal to the excess of the fair market value of the HPS Common Shares and the cash received by such shareholder over the shareholder's basis in his or her HRM Common Stock.

          As to each shareholder, the recognized gain will be treated either as capital gain or, if the exchange has the effect of the distribution of a dividend to such shareholder, then as a dividend to the extent of the shareholder's share of HRM's accumulated earnings and profits, with the remainder of the gain, if any, treated as capital gain. If the gain is treated as capital gain, it will constitute long-term capital gain if the shareholder held the HRM Common Stock for more than one year at the Effective Time. The determination as to whether the exchange has the effect of the distribution of a dividend is made on a shareholder-by-shareholder basis.

          In determining whether any gain recognized in the transaction should be treated as capital gain or as a dividend, the United States Supreme Court has taken the position that each shareholder should be treated as having received solely HPS Common Shares for the shareholder's HRM Common Stock, a portion of which HPS stock is then treated as redeemed by HPS for an amount equal in value to the cash that such shareholder will actually receive. That redemption will be treated as a sale or exchange of stock (and not as a dividend), and will qualify for capital gain treatment, if it is "substantially disproportionate" with respect to a shareholder or if it is "not essentially equivalent to a dividend." A distribution will be "substantially disproportionate" with respect to a particular shareholder if that shareholder's proportionate interest in HPS after his or her shares are treated as redeemed is less than 80 percent of that shareholder's proportionate interest in HPS immediately prior to such redemption and, after such redemption, the shareholder owns less than 50 percent of the total combined voting power of all stock entitled to vote. The Internal Revenue Service has also indicated that, in the case of a minority shareholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control over the corporation's affairs, even a minimal reduction in the percentage of stock owned by such shareholder will avoid dividend treatment. For purposes of determining such percentages, stock owned by certain persons related to the holder or which the holder can acquire pursuant to the exercise of options would be treated as owned by the holder. HRM Shareholders should consult their own personal tax advisors as to the application of these rules to their own situation.

          (d) The aggregate tax basis of the HPS Common Shares to be received by an HRM Shareholder will be the same as the aggregate basis of the HRM Common Stock surrendered in exchange therefor, decreased by the amount of cash received, and increased by the amount of gain recognized on the exchange.

          (e) The holding period of the HPS Common Shares to be received by an HRM Shareholder will include the holding period of the HRM Common Stock surrendered in exchange therefor.

          (f) An HRM Shareholder who receives solely cash for his or her HRM Common Stock pursuant to the exercise of dissenters' rights will be obligated to report either (i) capital gain or loss equal to the difference between the cash received and the shareholder's basis in his or her HRM Common Stock, or (ii) dividend income, depending on whether the redemption qualifies for sale or exchange treatment under the tests described above. Most such shareholders should receive capital gain or loss treatment if the deemed redemption of their HRM Common Stock constitutes a complete termination of their interest in HRM (and HPS, after the Merger).

          (g) An HRM Shareholder who receives cash in lieu of a fractional HPS Common Share will generally be obligated to report capital gain or loss equal to the difference between the cash received and the shareholder's basis in his or her HRM Common Stock for which the fractional share would otherwise be received.

     In describing its conclusions as to the tax consequences of the transaction, Fredrikson & Byron, P.A. is relying on, among other things, representation letters provided by HPS and HRM to such counsel containing customary statements relating to planned dispositions of HPS Common Shares by HRM Shareholders, plans to undertake transactions outside the ordinary course of business, and certain other technical requirements under the Code. Such counsel is also basing its conclusions on the assumption that the value of the HPS Common Shares being issued to the HRM Shareholders pursuant to the Merger will be at least equal to 40 percent of the aggregate value of the cash being paid and HPS Common Shares being issued to the HRM Shareholders.

     THE DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED AS AND SHOULD NOT BE CONSIDERED TAX ADVICE. THE DISCUSSION IS BASED ON CURRENTLY EXISTING PROVISIONS OF THE CODE, EXISTING AND PROPOSED TREASURY REGULATIONS THEREUNDER AND CURRENT ADMINISTRATIVE RULINGS AND COURT DECISIONS, ALL OF WHICH ARE SUBJECT TO CHANGE. ANY SUCH CHANGE, WHICH MAY OR MAY NOT BE RETROACTIVE, COULD ALTER THE TAX CONSEQUENCES TO HRM OR ITS SHAREHOLDERS DESCRIBED ABOVE. THE FOREGOING DISCUSSION DOES NOT ADDRESS THE TAX CONSEQUENCES, IF ANY, OF THE MERGER UNDER APPLICABLE STATE, LOCAL, FOREIGN AND OTHER TAX LAWS. HRM SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF FOREIGN, STATE, LOCAL AND OTHER APPLICABLE TAX LAWS AND THE POSSIBLE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.

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

                                 THE COMPANIES

BUSINESS OF HRM

GENERAL

     HRM provides comprehensive, integrated total health plan management and information services from diagnosis through claim payment supported by HRM's QUALITYFIRST(R) clinical practice guidelines for self-funded health benefit plans, fully insured health benefit plans, workers' compensation care and disability care using electronic data interchange (EDI) technology. HRM provides these services for self-insured employers, unions, governmental entities, insurance companies, HMOs, PPOs, hospitals, and others to manage the quality, volume, cost, and payment for health care. HRM's managed health care services include a 24 hours per day, 7 days per week (24/7) health information line; care review management services, which apply diagnostic and utilization review; case management services for a variety of catastrophic or long-term illnesses and conditions; price control management services such as preferred provider networks, fee negotiations, and audits of hospital and physician charges; claims administration management services; and health care information management and software services. HRM has developed its managed health care services based upon proprietary clinical practice protocols (QUALITYFIRST Healthcare Practice Guidelines), HRM-developed medical and cost databases, and extensive medical expertise.

PRODUCTS AND SERVICES

     The principal services currently offered by HRM are 24/7 CareCALL(SM) (health information hotline), care review management (both inpatient and outpatient), case management, price control management, claims administration management, and information services. HRM has historically provided its range of managed health care services for management of medical health plans.

     HRM's fees for these services are generally based on the number of lives covered by the particular benefit plan or on a fee-per-transaction basis. HRM typically contracts with a client to provide 24/7 CareCALL, precertification and concurrent review services, and some or all of HRM's other care review management, case management, price control management, or claim administration management services under contracts of one- to three-year terms. HRM also offers QUALITYFIRST Healthcare Practice Guidelines software, certain health care information management computer systems, and consulting services on an hourly, project or software license and subscription fee basis.

  Care Review Management

     HRM's Care Review Management Services, accredited by the Utilization Review Accreditation Committee (URAC) in Washington, D.C., promote quality care through the software technology and medical expertise required for prospective, concurrent, and retrospective care management of significant health care events: medical/surgical procedures, long-term care management, prenatal care management and selected outpatient medical/surgical care. All care management for total health plan management activity takes place within medical specialty teams using QUALITYFIRST guidelines for self-funded benefit plans, fully insured benefit plans, HMOs, providers and workers' compensation and disability insurance programs.

     HRM's medically driven approach is grounded in its use of clinical specialty teams rather than generalist care managers. HRM care managers are organized by clinical specialty review teams to provide the same level of specialization in managing care as is practiced by the medical professions. Each case is evaluated at the initial stage and immediately directed to the appropriate specialty review team to begin the review process. HRM's clinical specialty review teams enable HRM to review the spectrum of medical, surgical and specialty care.

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

     HRM's review teams are constructed in the following specialty areas:

          - Cardiology
          - Gastroenterology
          - Otolaryngology (ENT)
          - Neonatology
          - Neurology
          - Urology/Nephrology
          - Surgical
          - Obstetrics/Gynecology
          - Orthopedics
          - Case Management
          - Internal Medicine

     The specialty team evaluates the patient's symptoms, diagnosis, and proposed treatment plan and setting in consultation with the patient's physician, before evaluating secondary factors such as length of stay and price, thus reducing the cost and risk associated with inappropriate care.

     HRM's Care Review Management applies diagnostic and utilization review for all inpatient and outpatient care eligible under the health plan of HRM's clients.

     Diagnostic review determines whether the proposed diagnostic and therapeutic selections by the hospital or physician for a patient's particular illness or condition are medically appropriate. Utilization review, which follows the diagnostic review, compares prescribed health care services to accepted medical resource utilization standards. Utilization review evaluates the appropriateness of the proposed location of services (e.g., hospital intensive care unit, hospital general ward, hospital outpatient, or physician's office), the proposed length of stay, and any proposed ancillary services.

     These evaluations are performed using QUALITYFIRST guidelines, which are proprietary clinical practice protocols developed by HRM using international medical databases, selected experts in the field, and a variety of medical professional organizations.

     Under HRM's Care Management Services, a plan participant or the participant's physician must call a toll-free telephone number a number of days prior to commencement of elective medical or surgical treatment, or prior to an emergency admission. This toll-free call can be placed by the plan participant or the participant's physician 24 hours per day, seven days per week, 365 days per year. From these calls, HRM gathers information on the participant's medical condition and the attending physician's proposed treatment plan, and then compares the diagnosis and proposed treatment against HRM's QUALITYFIRST guidelines to determine the reasonableness of the diagnosis and appropriateness of treatment. In the event of any discrepancies between the proposed diagnosis and treatment and HRM's QUALITYFIRST guidelines, or at the request of the attending physician (and in all cases involving certain complicated illnesses), these determinations are reviewed by an HRM physician who is available 24 hours per day, seven days per week, 365 days per year, and, in certain instances, by an independent physician (second opinion). A second opinion provides the patient with additional information to enable him or her to make an informed decision concerning the advisability of proceeding with a certain treatment. The determination of whether the diagnosis, plan of treatment, and setting for care are medically necessary and appropriate is entered into HRM's computer system to determine health plan reimbursement and to communicate the determination to the client's health plan administrator and the patient. Under no circumstances does HRM prohibit the provision of any medical services. If HRM does not authorize the payment of the physician's or hospital's fee, the health plan administrator may nonetheless choose to pay such fee. Even if the health plan administrator chooses not to pay such fee, the patient remains free to engage any physician, hospital, or outpatient facility to perform any treatment based upon any diagnosis, at the patient's expense.

     The following Care Management Services are offered by HRM generally on a fixed monthly fee per covered life based on expected transaction volume, or on a per transaction or case basis:

          24/7 CareCALL. HRM's 24-hour health information line provides personal health management by educating and empowering consumers to make better decisions about their health care and the resources they use. At the same time, it reduces claim expenditures through reductions in unnecessary emergency room and office visits by promoting continuing education regarding self-care where appropriate.

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

          The health information line is staffed by registered nurses who use on-line pediatric and adult triage guidelines to assess symptoms and triage callers to the appropriate level of care.

          In addition, this service provides medical information and unlimited, confidential access to more than 500 audio health library topics covering prevention, self-care, behavioral health issues and advice on parenting. It also enables members to precertify inpatient and outpatient care and locate appropriate network providers any time of the day or night. HRM's health line is objective, friendly, easy to use and accessible when community health care resources are unavailable.

          Medical/Surgical Review. HRM's Care Management precertification and concurrent review service for medical and surgical procedures is designed to reduce employer and employee medical and surgical costs by identifying and approving for reimbursement the most appropriate and cost-effective plan of treatment and setting for care.

          Behavioral Health Review. HRM also offers precertification and concurrent review of mental health and chemical dependency treatment. HRM's mental health and chemical dependency review service evaluates the medical necessity and appropriateness of the type, frequency and location of planned inpatient and outpatient mental health and chemical dependency treatment for the purpose of determining what the plan should consider eligible for coverage. HRM also identifies alternative treatments. HRM uses a multidisciplinary approach to mental health and substance abuse care management. HRM's strategy draws on the professional expertise of behavioral health teams that specialize in chemical dependency; child, adolescent, and adult mental health; and behavioral medicine. Cases are matched with behavioral health teams trained to manage specific types of care.

  Case Management

     Case management services provide special coordination of the full range of managed care services in complex, unpredictable medical and social cases. These include catastrophic and long-term care, behavioral health illnesses being managed under both health plans and employee assistance programs ("EAPs"), illnesses covered simultaneously under health plans and workers' compensation plans, prenatal care management, and specialized care under chiropractic plans. Due to the complex and long-term nature of these cases, a single case manager may coordinate all managed care services for a patient for periods ranging from one month to several years. Services are billed most frequently on a per hour basis or a per transaction or case basis.

     The following case management services are offered by HRM:

          Coordinated Care Management ("CCM"). HRM manages cases that require costly medical treatment such as AIDS, cancer, mental health, chemical dependency and major trauma. HRM identifies these cases by reviewing the health claims history and the information obtained during the precertification and concurrent review process. In these cases, HRM helps identify cost-effective health care alternatives, including transferring the patient from a hospital to an alternative care facility such as a skilled nursing facility or the patient's home. HRM also coordinates all of the services or care that will be required as a result of such a transfer and may arrange for special pricing of required services. In cases where the alternative treatment may not be covered under the employer's health plan, the employer is advised that it may save money by electing to pay for these more cost-effective services outside of the plan. HRM's chiropractic review program involves precertification review of chiropractic services involving the spine for authorized length of treatment and proposed charges.

          Employee Assistance Programs. HRM and Ceridian Corporation ("Ceridian") have jointly developed an employee assistance program ("EAP") that combines Ceridian's employee assistance services with HRM's mental health and chemical dependency review. EAP services performed by Ceridian include: telephone and in-person assessment of mental health, chemical dependency, legal, financial, employment, and other problems; crisis intervention; specialist consultation; and referral to screened services. EAP services performed by HRM include: diagnostic and utilization review, large case management, fee negotiation, auditing of charges, and claims administration. EAP is independently

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

     marketed by both HRM and Ceridian. HRM and Ceridian each provides, on a subcontractor basis, its respective services to the other's customers at specified rates.

          QualityBIRTH(SM) Prenatal Care Management. HRM's prenatal care management program, QualityBIRTH, is a service for expectant mothers for early identification and management of pregnancies at risk for premature delivery. HRM OB/GYN specialists consult with the mother-to-be and her physician to screen for risk factors that suggest premature birth, thereby avoiding the need for crisis management. The primary responsibilities of HRM's staff are patient education and advocacy, and support throughout the pregnancy.

          DisabilityCARE(SM). HRM's disability management program, DisabilityCARE, promotes quality medical care and early return-to-work for short- and long-term disability and workers' compensation cases. DisabilityCARE is initiated with identification of injury through 24-hour, seven-days-per-week access to experienced staff, and continues through successful return-to-work. DisabilityCARE care managers use QUALITYFIRST medical and post-acute, return-to-work disability guidelines to confirm the diagnosis, establish a treatment plan, and help get injured workers back to the job as soon as medically appropriate. These guidelines cover more than 80 percent of the disability/workers' compensation-related diagnoses. Additionally, HRM is committed to reducing its customer's lost productivity, indemnity benefit payments and medical expenses surrounding disabilities.

  Price Control Management

     HRM's principal price management activities are fee negotiation, preferred provider contract pricing, and bill review. HRM's price control management is designed to help locate and negotiate for clients and covered plan participants the most reasonable fees possible for health care services. These services are provided for a fee based on the number of lives covered based on expected transactions, on a per transaction or case basis, or on a percentage of savings basis.

     Services provided under price control management are as follows:

          Preferred Provider Organizations ("PPOs"). HRM's CarePASS(R) service assists employers with the evaluation and selection of health care providers, similar to traditional PPOs. PPOs are groups of hospitals, physicians and other health care providers that offer services at negotiated rates to employer groups or insurers. Most PPOs negotiate a specified percentage discount in prices, which does not prevent price increases during the term of the PPO contract. HRM, however, uses its medical expertise and claims database to evaluate bid prices submitted by participating providers for each specific treatment during the contract term.

          HRM establishes CarePASS in selected markets based on the number and size of current and prospective clients in those markets, and on the anticipated level of acceptance by employees in those markets. In some cases, employers pay HRM to develop a network in a specific market.

          HRM can also provide its clients with access to PPOs organized by others that meet HRM's criteria for provider selection. HRM's criteria in selecting PPOs established by third parties are the same as those used by HRM in developing CarePASS. HRM evaluates the quality, cost, and financial stability of the providers and the third-party organization and reviews the contracts between the third-party organization and providers. HRM receives monthly reports from the third-party organization, integrates them with HRM's own management reports, and provides the clients with a unified report.

          Prospective Case-by-Case Fee Negotiation. In situations where its clients are not participants in a PPO, HRM will negotiate the cost of covered services, on a case-by-case basis, on behalf of clients and covered participants prior to the services being performed. At the time medical treatments are being reviewed under HRM's care review services, a separate staff of price negotiators and bill reviewers simultaneously negotiates the amount of the covered fees with the provider.

          Audit of Hospital and Physician Bills. HRM also retrospectively reviews the charges billed by hospitals and physicians with respect to covered participants. Under HRM procedures, hospital bills in

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

     excess of specified amounts and the associated physician bills are reviewed to determine whether services were actually delivered to the patient and whether the charges for the delivered services were reasonable in view of prevailing fees for such services in that geographic area.

  Claims Administration Management

     HRM's claims administration management handles processing and payment of health care bills under the terms of a client's health plan, providing for adequate funding (fully insured premium or self-funded), easy access, efficient processes, accurate payment and timely reporting through plan design, underwriting services and claim administration services. HRM's claims administration management maintains enrollment and eligibility data for covered participants and dependents and eligible providers located in all states. Reimbursement rules are based on levels of co-insurance, co-dependency, segregation, provider contracts, care management, and negotiated fee arrangements specified in the health plan and allowable under ERISA regulations. HRM also administers continuation of benefit programs for terminated employees under the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA") and flexible benefit programs under Code section 125. HRM also coordinates benefit payments with other group health plans.

     Effective claim administration is a critical part of the health management system. Claims administrative management services highlight the value of HRM's totally integrated process by working to ensure that care and price management goals are attained within the proper bounds of each client's health plan. Claim personnel verify that decisions made during a patient's care are accurately reflected in the billing process. Consolidated administrative reporting provides clients with information to monitor and manage their health benefit programs effectively. HRM's management report format combines Care Management results and claim payment decisions in an easy-to-read document. HRM's claim subsidiary was the first claim administrator in the United States to be awarded I.S.O. 9002 certification.

     Electronic data interchange ("EDI") links providers, through a third-party clearinghouse, to payors, and processes claims electronically. The electronic submission, processing, and payment of claims cut administrative costs and allow benefits analysts to apply their skills to problem cases. EDI technology is a key to streamlining administrative operations. HRM has developed software that allows its claim payment system to connect with third-party EDI networks.

     HRM offers a full range of administrative services to help clients manage and supplement their health plans. HRM's underwriting division can produce valuation reports to support the financial integrity of clients' self-funded plans. HRM can also help produce a cost analysis of additional benefits and define the funding levels needed to support those benefits. HRM's systems and strategies support the use of flexible benefit plans, and can assist clients in determining flex-plan objectives and deciding whether a full-blown cafeteria plan, a section 125 plan with 401(k), or a simple flexible spending account can best suit the client's needs. HRM's underwriting group provides a variety of reinsurance and stop-loss insurance strategies and products to meet clients' needs, including group life and long-term disability products. COBRA administration services are also available to help clients handle COBRA compliance.

     Generally, HRM's bills for claim administration service are based on a monthly fee per covered life, based upon the expected number of transactions, or on a per transaction basis.

     During fiscal year 1996, HRM formed a wholly owned subsidiary, Health Benefit Reinsurance, Inc. ("HBRe"), to act, independent of HRM and its subsidiaries, as a managing general underwriter for products including specific and aggregate stop loss insurance, life and disability insurance, fully insured underwriting and other underwriting services needed for customers that contract with HRM and subsidiaries, or others that purchase services directly from HBRe. The services offered by HBRe include underwriting, premium billing, collection and distribution, policy or certificate issuance, customer service and claim administration.

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

  Information Services

     HRM's information services are complementary to its health plan management services. These are offered by HRM on an hourly, project or software license fee basis.

     QUALITYFIRST Healthcare Practice Guidelines Software and Related Systems Software. QUALITYFIRST guidelines and system software provide decision support for evaluating diagnosis, treatment selection and resource use for each episode of care. In addition, the guidelines provide consistent criteria and practice standards against which care quality and related costs can be measured. These diagnosis-driven guidelines, which promote consistency in decision making, are used to influence quality of care; promote clinically appropriate decisions prospectively, concurrently, and retrospectively; promote optimal outcomes; and allow the practitioner flexibility in care decisions on the basis of individual patient factors. The guidelines software operates under standard, easy-to-use software and provides primary baseline data needed for Continuous Quality Improvement ("CQI") such as usage characteristics and patterns of care for a given organization or practitioner. QUALITYFIRST software and systems are made available to clients on a software license basis. In late fiscal 1992, HRM entered into its first software license agreement. Its licensees include hospitals, insurance companies, HMOs, and PPOs. Fees are based on a license fee at inception with a monthly subscription fee during the term of the license agreement based on covered lives or number of workstations utilizing the guidelines.

     Health Care Information Management. HRM manages health care data for large organizations and governments, including acquisition, verification and analysis of health care data, comparison of data sets to normative data standards developed by HRM, and interpretation of practice and utilization standards. HRM seeks to obtain the right to use internally in HRM's managed health care services data collected and developed in such projects. Clients are generally charged a set fee for information management projects, payable in installments over the anticipated length of the project, or incorporated into the basic fees charged for care management, price control management, or claim administration management services.

     HRM's information management services also provide various reports to employers to define current services, identify inappropriate practice patterns and utilization problems, and compare costs to normative data sets prepared by HRM. Recommendations for benefit plan changes and managed care services are provided. Clients are generally charged a fee based on hourly rates and required resources for these services, or these products are incorporated into the basic fee charged for managed care, price control, or claim administration management services.

     Health Benefit Plan Design and Consulting Services. HRM works with clients, independent brokers, and consultants in designing specific health care management programs and health plans to meet the needs of individual clients. These services include assistance in the design of plan documents describing benefit coverage. Health benefit plans designed by HRM utilize employee co-payments, deductibles, and flexible benefits to improve the effectiveness of employer health care management programs. HRM also designs continuation of benefits programs for terminated employees under COBRA, and flexible benefit programs under Code section 125. HRM also produces pamphlets, brochures, videos, educational talks, and other materials to explain the client's benefit plans to its employees. HRM's client service representatives and sales personnel work together to implement each health care benefit program. Clients are generally charged a fixed hourly rate for HRM's benefit plan design and consulting services.

PRODUCT DEVELOPMENT

     HRM continually expands its medical and cost databases and medical expertise for self-funded benefit plans, fully insured benefit plans, HMOs, providers, and workers' compensation and disability insurance programs; refines its QUALITYFIRST health care practice guidelines to address an ever enlarging number of conditions, and will continue expanding its software package containing HRM's proprietary QUALITYFIRST health care practice guidelines for license to third parties. HRM also expects to continue to develop programs for management of health care services and costs associated with particular illnesses or conditions. HRM anticipates that, as computer hardware, computer software and telecommunications equipment become more technologically sophisticated, HRM will create new or enhanced software products utilizing HRM's medical

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expertise, database systems and technology. HRM will also respond to changes required by health care reform in the nation.

PATENTS AND PROPRIETARY RIGHTS

     HRM has filed a patent application covering its "Health Care Management System" which is an automated, real-time, interactive health care management data processing system for use by hospitals, physicians, insurance companies, HMOs, and others in the health care field to serve as a diagnostic, evaluation, and utilization tool for health care providers to individuals. The system is implemented on computer hardware and software and is used by HRM in providing health care management services.

     HRM claims copyrights to software developed by HRM. In addition, HRM has obtained perpetual licenses to use certain software developed by other companies which HRM uses in providing services software to its clients. HRM has various safeguards in place, including authorization codes and encryption, to limit access to HRM's databases and operating systems. HRM markets its services and products under a number of trade names and trademarks. The following are principal trademarks or registered trademarks of HRM or its subsidiaries:
HRM(R), AutoPILOT(TM), CareCALL(SM), CarePASS(R), CarePLUS(SM), DisabilityCARE(SM), HRMMEDIA(SM), QUALITYBIRTH(SM), ReviewPLUS(R), QUALITYFIRST(R), Together We Can Make a Healthy Difference(R), Institute for Healthcare Quality(R), and IHQ(R). HRM relies to varying degrees upon its common law rights of trademark ownership, copyrights and registration of its trademarks.

SEASONALITY

     HRM's revenues have historically been higher in the second half of each fiscal year than in the first half. Because a large number of health plans operate on a calendar year basis, a significant portion of HRM's new clients become clients as of January 1, which is the beginning of HRM's third quarter. HRM recognizes revenues as it performs services under a contract, and HRM typically performs a greater portion of annual services during the first few months of a new contract. Because of the type of contracts HRM has entered into, there appears to be little or no seasonality to its current business, as indicated as follows. In fiscal 1996, 1995, and 1994 revenues totaled 50%, 48%, and 47% in the first half of the fiscal year and 50%, 52%, and 53% in the second half of the fiscal year, respectively.

MAJOR CUSTOMERS

     HRM services a small number of large clients that have accounted for a significant portion of HRM's revenues in prior years. Columbia/HCA Healthcare Corporation accounted for approximately 17% of revenues in fiscal 1996 and approximately 16% of revenues in fiscal 1995. Ohio Permanente Medical Group ("OPMG") accounted for approximately 11% of revenues in fiscal 1996, and has transitioned the majority of the services provided by HRM back to OPMG effective at the beginning of fiscal 1997, but continues as a QUALITYFIRST(R) customer. No single customer or single customer's clients accounted for more than 10% of revenues in fiscal 1994.

BACKLOG

     HRM's revenues are principally derived through the provisions of services as and when needed by the contracting client and no backlog amounts are maintained. HRM's revenues from care management, price control management, and claim administration management services are generally derived pursuant to contracts, generally for a term of one to three years, obligating clients to pay a fixed monthly charge for each covered employee based on anticipated case or claim volume experience basis, or on a case or percentage of savings basis. Revenues from information management, software and consulting services are generally derived from contracts to perform specific projects for a specific fee, or on an ongoing license fee. Revenues from case management and consulting services are generally derived on a case-by-case or hourly basis.

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COMPETITION

     The health care management industry historically has been highly fragmented and competitive. HRM competes directly with approximately 100 independent utilization review firms as well as approximately 120 insurance carriers, approximately 200 third-party administrators that have established their own utilization review procedures, and a limited number of software vendors. In addition, HRM's care management services compete indirectly with HMOs and several hundred PPOs. Some of HRM's competitors are substantially larger and possess greater financial resources than HRM. HRM believes, however, that the trend toward consolidation of services will continue as employers recognize the convenience of dealing with a single health care management organization. HRM's principal competitive strengths are its medical expertise, medical and cost databases, QUALITYFIRST health care practice guidelines, and proprietary software systems. HRM is able to provide clients with a full range of integrated health care management services, focusing both on reducing the price of health care and on improving its quality.

RESEARCH AND DEVELOPMENT

     HRM continually enhances its databases and proprietary software systems. Costs capitalized by HRM for these enhancements, excluding acquired software, were $5,779,000 in fiscal 1996, $5,337,000 in fiscal 1995, and $4,896,000 in fiscal 1994.

EMPLOYEES

     As of September 30, 1996, HRM employed approximately 800 persons, including approximately 150 physicians, nurses and other health care professionals. HRM uses approximately 125 independent consulting physicians. None of HRM's employees is covered by a collective bargaining agreement.

FOREIGN OPERATIONS AND EXPORT SALES

     In Canada, health care prices and payments are set and administered by the provincial governments. HRM markets all of its managed health care services and software, other than price control services, to employers, insurance companies, hospitals and governmental agencies in Canada through HRM's wholly owned Canadian subsidiary. Revenues derived from Canada totaled U.S. $233,000 in fiscal 1996, U.S. $174,000 in fiscal 1995, and U.S. $130,000 in fiscal 1994.
HRM's assets attributable to Canada consist of leased offices in Alberta.

PROPERTIES

     HRM's principal corporate offices consist currently of approximately 125,000 square feet in two adjacent buildings in Minneapolis, Minnesota, 31,000 square feet in Kalamazoo, Michigan, and 4,000 square feet in Sacramento, California. The leases on these offices expire in or prior to 1998. HRM also leases space for six sales offices located in the United States and Canada generally for one-year terms or less. All of HRM's facilities are used exclusively by HRM for office space or computer operations and are anticipated to be adequate, but will be expanded as business needs require.

LEGAL PROCEEDINGS

     HRM is not a party to any material pending legal proceedings. Care Management Services provided by HRM are advisory in nature, and determinations as to payment or nonpayment of benefits are made by the plan sponsor or its administrator, which can be HRM as a health plan third-party administrator. All determinations as to the medical care rendered to the patient are made by the patient or the attending physician. Nevertheless, patients or others might assert claims against HRM for damages due to adverse medical consequences. New or existing legal theories by which patients or attending physicians may seek to assert liability against HRM or other companies in the health care industry are evolving and are expected to continue to evolve. Although HRM believes that its procedures for making care management and claims benefit recommendations and decisions result in reasonable and accurate recommendations, there can be no assurance that HRM's procedures for limiting liability are effective or that HRM will not be subject to liability

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from litigation that might adversely affect HRM's business. HRM maintains professional liability insurance and such other coverages as HRM believes are reasonable in light of HRM's experience to date and the limited availability of insurance in the health care industry.

CERTAIN FINANCIAL PROJECTIONS

     HRM does not, as a matter of course, make public forecasts as to future sales or earnings. Certain projections were, however, made available to HPS on a confidential basis during the course of the discussions regarding the Merger. See "The Merger -- Background of the Merger." The information summarized below was included in the information provided by HRM to HPS.

     The financial projections below were not prepared with a view to public disclosure or to compliance with published guidelines of the Commission or the American Institute of Certified Public Accountants. The projections were based upon the assumptions indicated below and were also based on other estimates and assumptions that are inherently uncertain. Technological, economic, regulatory and competitive uncertainties and contingencies, many of which are beyond HRM's control, may render any or all of these assumptions inaccurate. In addition, the projected results do not take into account costs and expenses to HRM resulting from the negotiation and consummation of the Merger. Accordingly, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. The inclusion of the projections herein should not be regarded as an indication that HRM, HPS or any other person who received any such information considers it an accurate prediction of future events. None of HRM, HPS or any other person intends publicly to update or otherwise publicly revise the projections set forth below.

     THE PROJECTIONS HAVE NOT BEEN EXAMINED OR COMPILED BY THE INDEPENDENT PUBLIC ACCOUNTANTS OF EITHER HRM OR HPS, NOR HAVE SUCH ACCOUNTANTS APPLIED ANY PROCEDURES THERETO. ACCORDINGLY, SUCH ACCOUNTANTS DO NOT EXPRESS AN OPINION OR ANY OTHER FORM OF ASSURANCE ON THEM.

                                                                    YEAR ENDED JUNE 30, 1997
                                                               -----------------------------------
                                                                         (IN THOUSANDS)
    Revenues.................................................                $65,500
    Net income...............................................                  3,650

     The principal assumptions employed in the creation of the above projections include the following: (a) revenue growth of 20% based, in part, upon prospects prior to the start of the fiscal year, the potential to sell up or expand sales to existing clients, renewals of approximately 95% of all existing clients, rate increases on average of 5% for CPI in general plus increases for excess utilization, growth of HRM's newest services (24/7 CareCall and DisabilityCare), continued growth of QUALITYFIRST Healthcare Practice Guidelines software and systems, and growth of HRM's newest markets -- HMOs and providers; (b) margin improvement resulting from the newest services reaching a critical volume, additional sales from the higher margin QUALITYFIRST software and systems, and other operational efficiencies; (c) selling and marketing expenses as a constant percentage of revenue for the year compared to the prior year; (d) depreciation and amortization expense as a constant percentage of revenue for the year compared to the prior year; (e) general and administrative expense as a lower percentage of revenue for the year compared to the prior year; (f) an effective income tax rate of 39%; and (g) capital expenditures at approximately 105% of the prior year at $8.5 million.

BUSINESS OF HPS

     HPS was incorporated in August 1994 as a Delaware corporation. Unless the context otherwise requires, as used in this Proxy Statement/Prospectus "HPS" refers to HealthPlan Services Corporation and its direct and indirect wholly owned subsidiaries for periods subsequent to September 30, 1994, and to its predecessor for prior periods. HPS's principal executive offices are located at 3501 Frontage Road, Tampa, Florida 33607. HPS's telephone number is (813) 289-1000.

     HPS's principal operating subsidiary, HealthPlan Services, Inc., was founded in 1970 by James K. Murray, Jr., HPS's current President and Chief Executive Officer, Charles H. Guy, Jr., and Trevor G. Smith (the "Founders"), each of whom currently serves as a director of HPS. D&B purchased the business in 1978 and operated it as a division. Mr. Murray continued to play an active role in the business until 1987, when he left to assume roles of increasing responsibility within D&B, which included serving as president of two of its largest operating divisions. On September 30, 1994, the Founders, Noel Group, Inc., a publicly traded company based in New York, and three funds in which Trinity Ventures, Ltd., a privately held venture capital company, is the general partner (the "Initial Investors"), purchased the business (the "Acquisition"), which was then called Plan Services, Inc., from D&B Plan Services Corporation, a Delaware corporation.

     HPS, along with its newly acquired operating units, Consolidated Group, Inc. ("Consolidated Group") and Harrington Services Corporation ("Harrington"), is a leading provider of managed care services to over 120,000 small businesses and large, self-insured organizations. Its services include distribution, enrollment, billing and collection, claims administration, and information reports and analysis on behalf of health care payors and providers, covering over three million members in the United States. HPS's clients include managed care organizations (HMOs and PPOs), integrated health care delivery systems, insurance companies, and health care purchasing alliances. The majority of HPS's in-force business utilizes managed care products, and substantially all of HPS's new business since October 1994 utilizes managed care products.

     On July 1, 1996, HPS completed the acquisition of Consolidated Group, Inc., a health benefit administrator specializing in the small group market. On July 1, 1996, HPS completed the acquisition of Harrington Services Corporation, a large-group benefits administrator. Revenues in 1995 for HPS, Consolidated Group, and Harrington were approximately $100 million, $74 million, and $72 million, respectively. The two acquired companies are operated as separate subsidiaries of HPS and maintain separate entities and management personnel.

     HPS has over 25 years of experience in providing insurance companies, PPOs, HMOs and other managed care companies with services which enable them to access the small employer (less than fifty employees) market in an efficient, cost effective manner. These services include sales support to insurance agents and, on behalf of payors, underwriting, enrollment, and other administrative services. As a result, HPS offers an economic "outsourcing" alternative to the payor, which otherwise would be required to develop sufficient internal resources and services to reach the small business market effectively. Consolidated Group, founded in 1971, provides substantially the same set of services as HPS, and has focused on developing access to the small business market for several major HMOs, including United Healthcare, Kaiser, and U.S. Healthcare. Harrington Services Corporation was founded in 1953, and is a leading administrator of self-funded health care plans for large corporations, government sector employers, Taft-Hartley plans, and associations. In addition to providing claims administration services, Harrington also offers its clients utilization management services and information systems services, and workers' compensation and unemployment cost control programs.

     On a pro forma basis, during 1995, HPS and Consolidated Group collected over $300 million in health care premiums, and together, maintain relationships with over 100,000 insurance agents. This agent relationship provides HPS and Consolidated Group with a significant distribution conduit to the small business market in the United States. HPS and its principal operating units function solely as service providers generating fee based income; none of HPS's units assume any underwriting risk.

STRATEGY

     HPS's strategy is to grow revenue and increase earnings through new product development, broader distribution of existing managed care products, and the addition of new payors, such as PPOs, HMOs and other managed care providers. HPS will seek to build economies of scale by continuing to pursue vigorously a consolidation strategy involving the acquisition and integration of small, less efficient administrators, and by adding administrative services contracts with larger groups and contracts from state-sponsored and private health care purchasing alliances. HPS also intends to further support the development of information-based products for its payors and other customers.

RECENT ACQUISITIONS

     On July 1, 1996, HPS acquired all the issued and outstanding stock of Consolidated Group for approximately $62.0 million in cash, and Harrington for $32.5 million cash and 1,400,110 HPS Common Shares. Consolidated Group, headquartered in Framingham, Massachusetts, specializes in providing medical benefits administration for health care plans for over 23,000 small businesses covering approximately 215,000 members. In 1995 it had revenues of $74 million. Consolidated Group employs approximately 600 people. Harrington, headquartered in Columbus, Ohio, provides administrative services to over 700 large self-funded plans covering approximately 1,600,000 members. Its revenues in 1995 were $72 million. Harrington employs approximately 1,500 employees, under principal offices in Columbus, Ohio, Chicago, Illinois, and El Monte, California.

     During 1995, HPS also acquired two small administrators, Third Party Claims Management, Inc. ("TPCM"), which serves over 300 mid-to-large sized organizations covering a total of 140,000 members, and Diversified Group Brokerage Corporation ("DGB"), which serves approximately 200 medium sized businesses with 45,000 members. Both TPCM and DGB have experienced declining revenue due to customer attrition, and HPS elected to consolidate the operations of TPCM and DGB during 1996, resulting in the closing of the Memphis, Tennessee office of TPCM.

     On January 8, 1996, HPS entered into an agreement with Medirisk, Inc. ("Medirisk"), a provider of health care information, to purchase $2.0 million of Medirisk preferred stock representing a 9% ownership interest recorded under the cost method of accounting and, in addition, to lend up to $10.0 million over four years in the form of debt for which HPS would receive detachable warrants to purchase Medirisk common stock at $0.01 per share. The funds will be used by Medirisk to finance its expansion through the development of additional products and the acquisition of additional health care information businesses. Medirisk, which was founded in 1983 and is headquartered in Atlanta, Georgia, is a provider of proprietary health care information products and services that track the price and utilization of medical procedures. As of September 30, 1996, HPS had purchased $2 million of preferred stock of Medirisk and loaned Medirisk $6.9 million to finance the acquisition of two health care data companies. On September 19, 1996, Medirisk filed a Registration Statement on Form S-1 (the "Medirisk S-1") to register the initial public offering of its shares to the public. In the Medirisk S-1, Medirisk has proposed to offer 3,000,000 shares of its common stock at a price range of $11.00 to $13.00 per share. Upon completion of the offering, HPS would beneficially own 618,895 common shares, or 11.0% of Medirisk. There can be no assurance, however, that the Medirisk initial public offering will ultimately be consummated.

HPS PRODUCTS & SERVICES

     HPS provides distribution, enrollment, premium billing and collection, claims administration, and information and analyses outsourcing services to insurance companies, managed care organizations, integrated delivery systems, self-funded benefit plans, and health care purchasing alliances.

  Distribution and Enrollment

     HPS provides distribution services to providers of health insurance and other payors desiring to sell health care coverage to the small business market. HPS's services include telemarketing, quote preparation, voice telequoting, and customer service. In providing these services, HPS works with a broad range of insurance agents, including independent brokers as well as captive insurance agents who work exclusively for one underwriter. Based on market research, actuarial analysis of claims adjudicated and interaction with payor organizations, HPS helps design managed care products, often with specialized features (such as dental coverage, disability, eligibility requirements and deductibles), which address the specialized needs of the small business employer. HPS also designs and implements communications programs on behalf of its payors, which are aimed at educating the insurance agent about the relative merits of a particular product offering. In addition, HPS's marketing responsibilities include the development of consumer awareness programs, including advertising and media planning, on behalf of state-sponsored health care purchasing alliances. HPS also offers its customers enrollment services, including underwriting in accordance with the standards set by the risk bearer, issuance of evidence of coverage, and case renewal.

  Billing and Collection of Premiums

     HPS sends monthly bills on behalf of payors to insured parties, receives premium payments from the insureds, and makes commission payments to agents. As part of the billing process, HPS implements premium changes due to rate changes, employee hiring or termination, and other group changes.

  Claims Administration

     HPS's claims administration services include eligibility verification, copayment calculation, repricing, claims adjudication, and preparation of explanation of benefit forms. HPS also pays claims on behalf of payors by issuing checks to health care providers on payor accounts. HPS's claims administration services also include utilization review services through its Cost Watch/Medical Case Management and through Harrington's ProHealth, Inc. unit. These units are staffed by qualified nurses and other qualified medical personnel to provide precertification approval (a review mechanism for screening costs in advance of medical care); medical case management (to contain the costs of prolonged and catastrophic cases); and special claims review services.

  Information and Analysis

     HPS has broad reporting and analytic capabilities relating to all aspects of its services. HPS's information products include reports regarding agent production, enrollment, and frequency and type of claims. HPS intends to continue to enhance its information-based products. In particular, HPS plans to pursue opportunities with its strategic partner, Medirisk, to develop information-based products from HPS's database of administered claims.

HPS CUSTOMERS

     HPS provides services on behalf of a wide range of health care payors, including insurance companies, managed care organizations, integrated delivery systems, self-funded benefit plans, and health care purchasing alliances. Since September 1994, HPS has expanded its customer base from traditional indemnity carriers to include PPOs, HMOs, and other managed care entities, while at the same time working with its traditional indemnity carriers to develop competitive managed care products.

  Insurance Companies, Managed Care Organizations, and Integrated Delivery
Systems

     In July 1995, HPS began providing marketing and administrative services in Florida for PCA Family Health Plan, Inc., which is affiliated with Physicians Corporation of America ("PCA"), the seventh largest HMO in the United States. In the third quarter of 1995, HPS and PCA Health Plans of Alabama, Inc., which is also a PCA affiliate, agreed to expand the scope of HPS's services in Alabama, which expansion commenced in the first quarter of 1996. In October 1995, HPS and Employers Life Insurance Company of Wausau ("ELOW"), a wholly owned subsidiary of Nationwide Life Insurance Company, agreed to form a relationship to offer a broad range of health care products to small businesses in several states. HPS began marketing activities for ELOW products in the third quarter of 1996. In December 1995, HPS signed a letter of intent with the Florida Independent Physicians Association ("FIPA") to provide administrative services for FIPA, with a projected start-up date in mid-1996. A definitive agreement was signed in May 1996. FIPA is a network of independent physicians associations representing nearly 6,000 physicians in the State of Florida. In July 1996, HPS entered into an agreement with Provident American Corporation to market and administer its managed indemnity product to individuals in several states. In August 1996, HPS and Foundation Health, a large national HMO, entered into an agreement whereby HPS will be Foundation's exclusive marketer and administrator in the State of Florida for its individual and small group HMO products for groups with 25 or fewer employees. To date, HPS has not generated any significant revenue from any of these relationships, and it is unclear when, if ever, significant revenue will materialize. In addition, the pricing on several of these products is still being negotiated, so it is uncertain what effect, if any, enhanced revenue from these relationships will have on HPS's future profitability.

     Typically, HPS's insurance and managed care payors sign contracts with HPS that are cancelable by either party without penalty upon advance written notice of between 90 days and one year, and are also cancelable upon a significant change of ownership of HPS. In 1995, New England Mutual Life Insurance Company, Celtic Life Insurance Company, and Ameritas Life Insurance Corporation accounted for 31.0%, 23.0%, and 10.7%, respectively, of total HPS revenue. The July 1996 run rate for these customers was approximately 11.6%, 9.1%, and 6.7%, respectively. This decline is due primarily to HPS's expansion through acquisition, which has diluted its concentration of revenues from these sources.

     Historically, the majority of Consolidated Group's business was written with Travelers Insurance Company, which recently combined with the health insurance business of Metropolitan Life Insurance Company to form MetraHealth. Subsequently, MetraHealth was acquired by United HealthCare, one of the nation's leading HMO companies. This business represents approximately 85% to 90% of Consolidated Group's revenue, or approximately 22% of total consolidated HPS revenue as of July 1996. In the third quarter of 1996, Metropolitan Life Insurance Company (less the recently divested health insurance business) completed its acquisition of New England Mutual Life Insurance Company.

     HPS is unable to predict what effect, if any, the merger of The New England and Metropolitan will have on HPS's relationship with The New England. In addition, HPS cannot measure either the commitment United HealthCare will have to the small group market or the success it will experience in converting the MetraHealth block of business to United HealthCare's new products. The abandonment of the small group market by either New England Mutual Life Insurance Company, Celtic Life Insurance Company, or Ameritas Life Insurance Corporation, and the degree to which HPS is successful with respect to the MetraHealth conversion, could have a material adverse effect on HPS. A decision by any one of these payors to administer and distribute a significant portion of its products directly to small businesses could also have a material adverse effect on HPS.

  Administrative Services Only ("ASO")

     HPS has been in the ASO business since 1987, when HPS assumed administrative responsibility for the employee health insurance plan of The Dun & Bradstreet Corporation, its former parent. HPS is also the administrator of health care programs for the State of Oklahoma Education Employees Group Insurance Board, which cover approximately 89,000 public employees in Oklahoma. The contract with Oklahoma renews annually on June 30 and will be subject to state bidding procedures in 1998. HPS administers this program from its facility in Oklahoma City, Oklahoma. As a result of the TPCM, DGB, and Harrington acquisitions, HPS added multiple operating facilities throughout the United States. Through new business sales, case acquisition, and these acquisitions, this business unit provides administrative services to nearly 900,000 employees, representing approximately 2.2 million members.

     The current market for HPS's ASO business encompasses all private entities, public entities, Taft-Hartley Plans, and associations with over 100 employees. During 1995, HPS redesigned its existing administrative process to serve the large case (greater than 1,000 employees) market more efficiently. Additionally, HPS implemented a strategy that increased its market share in the United States via acquisition. HPS also designed advanced electronic data systems as an interface with providers in order to automate the adjudication of claims information and provide for more timely reimbursement to providers.

     In September 1995, HPS was selected by Darden Restaurants, Inc. to administer its self-funded health care benefits plan, covering approximately 19,000 employees, beginning January 1, 1996. Darden Restaurants, Inc., a leader in the casual dining industry with over $3 billion in sales, owns the Red Lobster and Olive Garden restaurant chains.

  Health Care Purchasing Alliances

     During the 1990s, many small businesses were unable to obtain health care coverage at affordable prices. In response, some states have formed state-sponsored health care purchasing alliances. Several privately funded groups also have formed health care purchasing alliances, in some cases with state support. HPS has been selected to be the administrator for four state-sponsored health care purchasing alliances (in Florida, Kentucky, North Carolina and Washington), and three private alliances.

     HPS is the administrator for each of the 11 regional Florida Community Health Purchasing Alliances ("CHPAs"), health care purchasing alliances established by the State of Florida. In February 1995, HPS was selected as the statewide administrator for North Carolina's State Health Plan Purchasing Alliance program, which was launched in the fourth quarter of 1995. Insurance carriers in North Carolina have not yet shown significant support for this alliance. In April 1995, HPS was selected as the statewide administrator for Kentucky's health care purchasing alliance program, which commenced in July 1995. In the third quarter of 1995, HPS opened an office in Lexington, Kentucky to administer the Kentucky program. In December 1995, HPS was selected to develop and implement statewide marketing and selected administrative services for the "Basic Health Plan," the State of Washington's health care purchasing alliance program, beginning in the second quarter of 1996. The Kentucky plan is fully operational and profitable, with over 170,000 enrollees. The Washington contract is still in the developmental stage, and its ultimate success and acceptance by the residents of the State of Washington cannot be predicted at this time.

     HPS has incurred substantial expenses in connection with the start-up of its Florida, Kentucky, North Carolina and Washington alliance administration contracts and will incur similar start-up expenses in connection with other state health care purchasing alliance business obtained by HPS in the future. In the fourth quarter of 1994, and in the third quarter of 1996, HPS took significant write-downs to reflect the estimated loss HPS would incur over the life of the Florida CHPA contract. HPS does not anticipate recovering all of its start-up expenses incurred in connection with the alliance administration contracts during their initial terms, and there can be no assurance that the health care purchasing alliance contracts will be profitable for HPS. In addition, each of the health care purchasing alliance contracts currently held by HPS contains a broad cancellation provision that enables the alliance to cancel the contract on relatively short notice without penalty. HPS has developed marketing expertise and proprietary software to handle the enrollment, billing, disbursement, and reporting services required under the Alliance contracts, including client-server technology which HPS believes may provide it with a competitive advantage in pursuing alliance contracts.

     In October 1995, Healthcare Sarasota, Inc., a coalition of employers in Sarasota, Florida, selected HPS to administer health care benefit plans for some of its member employers beginning in the first quarter of 1996. In November 1995, HPS began administering health care benefits for the South Broward Hospital District self-funded benefits plans.

     During the first half of 1996, the alliance sector, in aggregate, was still not profitable; management continues to review operating procedures to improve profitability, and has entered into discussions with several Florida CHPA Boards in order to renegotiate the existing contracts which are scheduled to expire in 1997. In the third quarter of 1996, HPS announced that it had taken a charge of $2.6 million related to the alliance sector.

INFORMATION TECHNOLOGY

     HPS's central data processing facilities are located in Tampa, Florida, Framingham, Massachusetts, Columbus, Ohio, and El Monte, California. HPS is operating in a three-tiered architectural environment. A large IBM mainframe and DEC platform supports the large volume of data and transactions processed by HPS on an annual basis. Since 1990, HPS has invested in client-server technology to support the front-end sales and marketing function. HPS utilizes personal computer workstations in a local area and wide area network to deliver information and images to the desktop. HPS also utilizes a variety of other technologies to meet specific business needs, including interactive voice response for sales and services, point of service devices for claims processing, and optical character recognition for entry of data from forms.

     HPS has completed four acquisitions during 1995 and 1996 and intends to create a common technology platform for all of its business operations. In addition, HPS expects to eliminate redundant facilities and personnel as part of its ongoing integration of acquired businesses.

COMPETITION

     HPS faces competition and potential competition from traditional indemnity insurance carriers, Blue Cross/Blue Shield organizations, PPOs, HMOs, third party administrators, utilization review companies, and health care informatics companies. HPS competes principally on the basis of the price and quality of services. Many large insurers have actively sought the claims administration business of self-funded programs and have begun to offer utilization review and other managed health care services similar to the services offered by HPS. Many of HPS's competitors and potential competitors are considerably larger and have significantly greater resources than HPS.

GOVERNMENT REGULATION

     HPS is subject to regulation under the health care and insurance laws and other statutes and regulations of all 50 states, the District of Columbia, and Puerto Rico. Many states in which HPS provides claims administration services require HPS or its employees to receive regulatory approval or licensure to conduct such business. Provider networks are also regulated in many states, and certain states require the licensure of companies, such as HPS, which provide utilization review services. HPS's operations are dependent upon its continued good standing under applicable licensing laws and regulations. Such laws and regulations are subject to amendment or interpretation by regulatory authorities in each jurisdiction. Generally, such authorities have relatively broad discretion when granting, renewing, or revoking licenses or granting approvals. These laws and regulations are intended to protect insured parties rather than shareholders, and differ in content, interpretation, and enforcement practices from state to state. Moreover, with respect to many issues affecting HPS, there is a lack of guiding judicial or administrative precedent. Certain of these laws could be construed to prohibit or restrict practices which have been significant factors in HPS's operating procedure for many years if state regulators were to deem HPS's practices to be impermissible.

     ERISA governs the relationships between certain health benefit plans and the fiduciaries of those plans. In general, ERISA is designed to protect the ultimate beneficiaries of the plans from wrongdoing by the fiduciaries. ERISA provides that a person is a fiduciary of a plan to the extent that such person has discretionary authority in the administration of the plan or with respect to the plan's assets. The employers who are the customers of HPS are fiduciaries of the plan they sponsor, but there can also be other fiduciaries of a plan. ERISA imposes various express obligations on fiduciaries. These include barring a fiduciary from permitting a plan to engage in certain prohibited transactions with parties in interest or from acting under an impermissible conflict of interest with a plan. Generally, a party in interest with respect to a plan includes a fiduciary of the plan and persons that provide services to the plan. Violations of ERISA by fiduciaries can result in the rescission of any affected agreement, the imposition of substantial civil penalties on fiduciaries and parties in interest, and the imposition of excise taxes under the Code on parties in interest.

     Currently, HPS's Consolidated Group subsidiary is undergoing a Department of Labor (the "DOL") audit in which the DOL has raised various questions about the application of ERISA to the way that subsidiary does business. This audit is ongoing and there can be no assurance that the DOL will not take positions which could require changes to the way this subsidiary operates or result in the assertion or the imposition of administrative fines and penalties.

     The application of ERISA to the operations of HPS and its customers is an evolving area of law and is subject to ongoing regulatory and judicial interpretations of ERISA. Although HPS strives to minimize the applicability of ERISA to its business and to ensure that HPS's practices are not inconsistent with ERISA, there can be no assurance that courts or the DOL will not in the future take positions contrary to the current or future practices of HPS. Any such contrary positions could require changes to HPS's business practices (as well as industry practices generally) or result in liabilities of the type referred to above. Similarly, there can be no assurance that future statutory changes to ERISA will not significantly affect HPS and its industry.

LEGAL PROCEEDINGS

     In 1995, a complaint was filed against HPS claiming wrongful termination of an exclusive marketing agreement and breach of contract. The complaint asserted damages of $25,000,000. The parties to the dispute have agreed to binding arbitration. The arbitration proceedings occurred during the week of October 29, 1996, and the arbitration panel's decision is expected by early December 1996. Although HPS management believes it has meritorious defenses against the complaint, the ultimate outcome of the matter cannot presently be determined.

     In connection with the acquisition of Harrington, HPS agreed to use its best efforts to cause a registration statement sufficient to permit the public offering and sale of the HPS Common Shares issued to the Harrington stockholders in the acquisition, through the facilities of all appropriate securities exchanges and the over-the-counter market, provided that in all events, such registration statement shall become effective on or before October 31, 1996. On October 30, 1996, HPS received a letter from Harrington's shareholders' representative notifying HPS that it was in apparent violation of such agreement and reserving all rights under such agreement. Due to the inability of both parties to finalize the closing balance sheet for the transaction, and due to the disclosure requirements for the pending Merger, HPS was not able to have such registration statement declared effective by October 31, 1996. While HPS believes it has meritorious defenses against any possible claim, as of the date hereof, it is not possible for HPS to evaluate what, if any, damages might result from such notice.

     HPS is involved in various claims arising in the normal course of business. In the opinion of HPS's management, although the outcomes of these claims are uncertain, in the aggregate they are not likely to have a material adverse effect on HPS's business, financial condition and results of operations.

EMPLOYEES

     With the acquisitions of the Consolidated Group and Harrington, HPS employed approximately 3,000 full-time equivalent employees as of September 30, 1996. HPS's labor force is not unionized with the exception of Harrington's subsidiary, American Benefit Plan Administrators, Inc., which administers Taft-Hartley plans. HPS believes its relationship with its employees is good.

TRADEMARKS

     HPS utilizes various service marks, trademarks, and trade names in connection with its products and services, most of which are the property of HPS's payors. Although HPS considers its service marks, trademarks, and trade names important in the operation of its business, the business of HPS is not dependent on any individual service mark, trademark or trade name.

                SELECTED HISTORICAL FINANCIAL INFORMATION OF HRM

     The following selected consolidated financial data for the five years ended June 30, 1996 are derived from the audited consolidated financial statements of HRM. The financial data for the three month periods ended September 30, 1995 and 1996 are derived from unaudited consolidated financial statements of HRM. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring accruals, which HRM considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the three months ended September 30, 1996 are not necessarily indicative of the results that may be expected for the entire year ending June 30, 1997. This data should be read in conjunction with, Management's Discussion and Analysis of Financial Condition and Results of Operations of HRM and the Consolidated Financial Statements of HRM contained elsewhere herein.

                                              THREE MONTHS
                                                  ENDED
                                              SEPTEMBER 30,               FISCAL YEAR ENDED JUNE 30,
                                            -----------------   -----------------------------------------------
                                             1996      1995      1996      1995      1994      1993      1992
                                            -------   -------   -------   -------   -------   -------   -------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues..................................  $14,395   $13,371   $54,507   $49,302   $45,824   $40,871   $27,828
Operating expenses:
  Cost of services........................    8,648     7,880    31,762    30,290    26,784    24,135    17,117
  Depreciation and amortization,
    principally cost of services..........    1,726     1,579     6,947     6,127     5,227     4,331     2,929
  Selling and marketing...................    1,908     1,558     6,767     6,064     6,485     5,605     4,144
  Administration..........................    1,291     1,358     5,232     4,811     4,792     4,177     3,109
  Reorganization charge and other
    expense...............................        0         0         0         0         0         0       692
                                            -------   -------   -------   -------   -------   -------   -------
         Total operating expenses.........   13,573    12,375    50,708    47,292    43,288    38,248    27,991
                                            -------   -------   -------   -------   -------   -------   -------
Operating income (loss)...................      822       996     3,799     2,010     2,536     2,623      (163)
Other income (expense):
  Interest income.........................       44        44       158       128        65        64       439
  Interest expense........................     (146)     (186)     (708)     (759)     (436)     (373)     (354)
                                            -------   -------   -------   -------   -------   -------   -------
Income (loss) before income taxes.........      720       854     3,249     1,379     2,165     2,314       (78)
Provision for income taxes:
  Current.................................        4         3        22        12        24        20        17
  Deferred................................      278       322     1,231       523       425         0         0
                                            -------   -------   -------   -------   -------   -------   -------
         Total income taxes...............      282       325     1,253       535       449        20        17
                                            -------   -------   -------   -------   -------   -------   -------
Net income (loss).........................  $   438   $   529   $ 1,996   $   844   $ 1,716   $ 2,294   $   (95)
                                            =======   =======   =======   =======   =======   =======   =======
Net income (loss) per common and common
  equivalent share(1).....................  $   .10   $   .13   $   .47   $   .21   $   .43   $   .57   $  (.02)
                                            =======   =======   =======   =======   =======   =======   =======
Weighted average common and common
  equivalent shares(1)....................    4,356     4,140     4,219     3,982     4,015     3,993     3,871

                                                                                    JUNE 30,
                                                 SEPTEMBER 30,   -----------------------------------------------
                                                     1996         1996      1995      1994      1993      1992
                                                 -------------   -------   -------   -------   -------   -------
                                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital................................     $ 5,472      $ 5,246   $ 3,763   $ 5,491   $ 3,089   $ 2,415
Total assets...................................      43,619       44,822    39,962    37,844    32,501    28,313
Current portion of notes payable and
  capitalized equipment leases.................       2,039        2,427     1,946     1,950     3,499     1,708
Long-term portion of notes payable and
  capitalized equipment leases.................       3,362        4,550     5,155     6,046     2,394     2,729
Shareholders' equity...........................      29,189       28,474    25,101    23,677    21,668    19,060

---------------

(1) Earnings per share is computed using the weighted average number of common shares and common share equivalents outstanding during the period. Common share equivalents include dilutive stock options and warrants using the treasury stock method.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                   CONDITION AND RESULTS OF OPERATIONS OF HRM
OVERVIEW

     A majority of HRM's revenues consist of fees for services provided under contracts obligating clients to pay a fixed monthly charge for each covered employee based on anticipated case volume experience, a percentage of savings, a transaction or case fee, or on an hourly basis. In addition, each new client is typically charged a one-time set-up fee to cover the related set-up costs incurred by HRM. Such revenue is recognized as services are rendered under each contract.

     HRM's expenses are comprised of its cost of services (consisting primarily of compensation of personnel, including nurses and physicians, telephone expenses, rent, costs related to HRM's computer operations, costs related to customer service, and costs related to development of new services), selling and marketing expenses (including sales commissions, advertising, and account management personnel), administration expenses (including bad debts and compensation of personnel in the corporate, finance, human resources, and general administration departments) and depreciation and amortization (primarily capitalized leased equipment and software costs).

RESULTS OF OPERATIONS

     The following table sets forth certain consolidated statement of income data as a percentage of total revenues for the three months ended as of September 30, 1996 and 1995, and the three fiscal years ended June 30, 1996, 1995, and 1994.

                                                               THREE MONTHS
                                                                  ENDED
                                                                SEPTEMBER
                                                                   30,          YEAR ENDED JUNE 30,
                                                               ------------    ---------------------
                                                               1996    1995    1996    1995     1994
                                                               ----    ----    ----    ----     ----
Revenues.....................................................  100 %   100 %   100 %   100 %    100 %
Operating expenses:
  Cost of services...........................................   60      59      58      62       58
  Depreciation and amortization, principally cost of
     services................................................   12      12      13      12       12
  Selling and marketing......................................   13      12      12      12       14
  Administration.............................................    9      10      10      10       10
                                                               ----    ----    ----    ----     ----
          Total operating expenses...........................   94      93      93      96       94
                                                               ----    ----    ----    ----     ----
Operating income.............................................    6       7       7       4        6
Other income (expense):
  Interest income............................................    *       *       *       *        *
  Interest expense...........................................   (1 )    (1 )    (1 )    (1 )     (1 )
                                                               ----    ----    ----    ----     ----
Income before taxes..........................................    5       6       6       3        5
Income taxes.................................................   (2 )    (2 )    (2 )    (1 )     (1 )
                                                               ----    ----    ----    ----     ----
Net income...................................................    3 %     4 %     4 %     2 %      4 %
                                                               ====    ====    ====    ====     ====

---------------

* Less than 1% on a rounded basis.

     Following is the approximate breakout of revenue by class of similar service categories:

                                 THREE MONTHS ENDED
                                    SEPTEMBER 30,
                              -------------------------
                                 1996          1995          1996          1995          1994
                              -----------   -----------   -----------   -----------   -----------
    Care review and case
      management............  $ 5,761,000   $ 5,870,000   $21,935,000   $21,640,000   $22,560,000
    Price control
      management............    1,116,000       976,000     3,913,000     4,300,000     5,738,000
    Claim administration
      management............    5,730,000     5,511,000    23,291,000    19,942,000    15,755,000
    Information
      management............    1,788,000     1,014,000     5,368,000     3,420,000     1,771,000
                              -----------   -----------   -----------   -----------   -----------
                              $14,395,000   $13,371,000   $54,507,000   $49,302,000   $45,824,000
                              ===========   ===========   ===========   ===========   ===========

     There are variations between the percentage increases of revenue categories because clients purchasing services may choose all or a portion of these services and this varies from client to client and period to period.

RESULTS OF OPERATIONS -- THREE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995

     Revenues: Revenues for the three months ended September 30, 1996 increased $1,024,000 (8%) over the corresponding period of the prior year (from $13,371,000 to $14,395,000). This increase is primarily attributable to net increases in the number of clients and covered participants enrolled in HRM's health care management services, sales of additional services to existing clients, and increased sales of the QUALITYFIRST health care practice guidelines.

     Revenues for care review and case management services decreased 2%, or $109,000, from the first quarter of fiscal 1996 to fiscal 1997 (from $5,870,000 to $5,761,000). The decrease in fiscal 1997 was mainly the result of lower revenues in the HMO unit.

     Revenues for price control services increased 14%, or $140,000, from the first quarter of fiscal 1996 to fiscal 1997 (from $976,000 to $1,116,000). The increase in fiscal 1997 was mainly the result of an increase in the CarePASS customer base.

     Claim administration services revenues increased 4%, or $219,000, from the first quarter of fiscal 1996 to fiscal 1997 (from $5,511,000 to $5,730,000) because of positive customer response to HRM's comprehensive service offering.

     Information management revenues increased 76%, or $774,000, from the first quarter of fiscal 1996 to fiscal 1997 (from $1,014,000 to $1,788,000). In fiscal 1994, fiscal 1995, fiscal 1996, the first quarter of fiscal 1996, and the first quarter of fiscal 1997, revenues of $1,363,000, $2,628,000, $4,910,000,
$938,000, and $1,756,000, respectively, were related to QUALITYFIRST(R) software and system licensing.

     Cost of Services: Cost of services increased 10% from the first quarter of fiscal 1996 to fiscal 1997 (from $7,880,000 to $8,648,000). As a percentage of revenues, cost of services increased from 59% in fiscal 1996 to 60% in fiscal 1997 because HRM carried excess staff for a portion of the quarter because of a large HMO's start-up services in August 1996.

     Depreciation and Amortization: Depreciation and amortization expenses increased 9% from the first quarter of fiscal 1996 to fiscal 1997 (from $1,579,000 to $1,726,000), but remained unchanged as a percentage of revenues at 12%. The increase was primarily the result of depreciation on additional computer, telephone and office equipment, and amortization of additional software and contract costs. Approximately 92% of depreciation and amortization expense is related to cost of services.

     Selling and Marketing: Selling and marketing expenses increased 22% from the first quarter of fiscal 1996 to fiscal 1997 (from $1,558,000 to $1,908,000). The increase in fiscal 1997 was due primarily to increased marketing, sales and account management personnel, sales commissions and travel expenses. Selling and marketing expenses as a percentage of revenues increased to 13% in the first quarter of fiscal 1997 from 12% in the first quarter of fiscal 1996.

     Administration: Administration expenses decreased 5% from the first quarter of fiscal 1996 to fiscal 1997 (from $1,358,000 to $1,291,000), and decreased as a percentage of revenues from 10% to 9%. The decrease in administration expenses in the first quarter of fiscal 1997 was due to lower expense for staff, and other expenses, including salaries, bad debts, training programs and insurance.

     Interest: Interest income was $44,000 for the first quarter of fiscal 1997 and fiscal 1996, respectively. The income resulted from available funds invested in short-term investments. Interest expense decreased 22% from the first quarter of fiscal 1996 to fiscal 1997 (from $186,000 to $146,000, respectively) and decreased as a percentage of revenues from 1.3% to 1.0%.

     Income Taxes: Income taxes decreased in the first quarter of fiscal 1997 from fiscal 1996 by $43,000. It is expected that the fiscal year 1997 effective tax rate will approximate the 39% rate of fiscal 1996.

RESULTS OF OPERATIONS -- YEAR ENDED JUNE 30, 1996, 1995 AND 1994

     Revenues: Total revenues increased $5,205,000 (11%) from fiscal 1995 to fiscal 1996 (from $49,302,000 to $54,507,000), and increased $3,478,000 (8%)
from fiscal 1994 to fiscal 1995 (from $45,824,000 to $49,302,000). These increases are primarily attributable to increases in the number of clients and covered participants enrolled in HRM's health plan management services, sales of additional products to existing clients and increased sales of the QUALITYFIRST(R) health care practice guidelines.

     Revenues for care review and case management services increased 1%, or $295,000, from fiscal 1995 to fiscal 1996 (increasing from $21,640,000 to $21,935,000), and decreased 4%, or $920,000, from fiscal 1994 to fiscal 1995
(decreasing from $22,560,000 to $21,640,000). The decrease in fiscal 1995 was mainly the result of the loss of two major customers in the first half of the year. In fiscal 1996, growth of revenue came from disability management services, with an overall decrease in care review revenue in general. There was a decrease in revenue in the fourth quarter, from approximately $1.5 million of growth for the first three quarters of fiscal 1996, down to $.3 million growth for the year principally because a significant client transitioned services to itself during the fourth quarter. The client will continue to use HRM's QUALITYFIRST(R) software.

     Revenues for price control services decreased 9%, or $387,000, from fiscal 1995 to fiscal 1996 (from $4,300,000 to $3,913,000), and decreased 25% or
$1,438,000 from fiscal 1994 to fiscal 1995 (from $5,738,000 to $4,300,000). The decrease in fiscal 1995 was mainly the result of the loss of two major customers in the first half of the year. Revenues from price control services increased approximately $101,000 for each quarter of fiscal 1996 over the fourth quarter of fiscal 1995 because of new clients adding price control services.

     Claim administration services revenue increased 17%, or $3,349,000, from fiscal 1995 to fiscal 1996 (from $19,942,000 to $23,291,000), and increased 27%, or $4,187,000, from fiscal 1994 to fiscal 1995 (from $15,755,000 to $19,942,000)
because of increased reception of HRM's comprehensive service offering.

     Information management revenues increased 57%, or $1,948,000, from fiscal 1995 to fiscal 1996 (from $3,420,000 to $5,368,000), and increased 93%, or
$1,649,000, from fiscal 1994 to fiscal 1995 (from $1,771,000 to $3,420,000). In fiscal 1994, fiscal 1995 and fiscal 1996, revenue of $1,363,000, $2,628,000, and
$4,910,000, respectively, was related to QUALITYFIRST(R) software and system licensing revenues. The balance of revenue in the three years was from communication and consulting services.

     Cost of Services: Cost of services increased 5% from fiscal 1995 to fiscal 1996 (from $30,290,000 to $31,762,000), and increased 13% from fiscal 1994 to fiscal 1995 (from $26,784,000 to $30,290,000). As a percentage of revenues, cost of services decreased from 62% in fiscal 1995 to 58% in fiscal 1996. The decrease in fiscal 1996 of cost of services as a percentage of revenues was primarily the result of HRM's ability to reduce cost levels by improved efficiencies in delivery of services or adjusted revenue structures with customers.

     Depreciation and Amortization: Depreciation and amortization increased 13% from fiscal 1995 to fiscal 1996 (from $6,127,000 to $6,947,000), and increased from 12% to 13% as a percentage of revenues.

Depreciation and amortization increased 17% from fiscal 1994 to fiscal 1995 (from $5,227,000 to $6,127,000) but remained unchanged as a percentage of revenues at 12%. The increases in each period were primarily the result of depreciation from additional computer, telephone and office equipment, and amortization of additional software and contract costs. Approximately 92% of depreciation and amortization expense is related to cost of services for fiscal 1996 and prior years.

     Selling and Marketing: Selling and marketing expenses increased 12% from fiscal 1995 to fiscal 1996 (from $6,064,000 to $6,767,000), and decreased 6%
from fiscal 1994 to fiscal 1995 (from $6,485,000 to $6,064,000). Selling and marketing expenses as a percentage of revenue remained unchanged at 12% for fiscal 1996 and fiscal 1995, and decreased to 12% in fiscal 1995 from 14% in fiscal 1994. The increase or decrease in fiscal 1996 and fiscal 1995 was primarily due to changes in marketing, sales and account management personnel, sales commissions and travel expenses.

     Administration: Administration expenses increased 9% from fiscal 1995 to fiscal 1996 (from $4,811,000 to $5,232,000), and remained basically unchanged from fiscal 1994 to fiscal 1995 (from $4,792,000 to $4,811,000), but remained unchanged as a percentage of revenues at 10% in all three fiscal years. The increase in administration expenses in fiscal 1995 and 1996 was due to the expense of additional staff, and other expenses, including salaries, bad debts, training programs and insurance. Bad debt expense was $312,000, $333,000 and $242,000 in fiscal 1994, fiscal 1995 and fiscal 1996, respectively.

     Interest: Interest expense decreased 7% from fiscal 1995 to fiscal 1996 (from $759,000 to $708,000), and decreased as a percentage of revenue from 1.5% to 1.3%. Interest expense increased 74% from fiscal 1994 to fiscal 1995 (from $436,000 to $759,000), and increased as a percentage of revenue from 1.0% to 1.5%. Interest expense was impacted in fiscal 1996 by lower interest rates and lower average principal balances outstanding.

     Interest income was $158,000, $128,000, and $65,000 for fiscal years 1996, 1995 and 1994, respectively, and increased in fiscal 1996 and fiscal 1995 because of additional available funds invested in short-term investments.

     Income Taxes: Income taxes increased in fiscal 1996 from fiscal 1995 by $718,000, or 134% (from $535,000 to $1,253,000), and increased in fiscal 1995 from fiscal 1994 by $86,000 or 19% (from $449,000 to $535,000). In fiscal year
1994, HRM recognized its remaining net operating loss carryforwards for financial reporting purposes and provided income taxes at an effective tax rate of 21%. Net income had been reported as fully taxed in fiscal year 1996 and 1995 at the effective tax rate of 39%. See Note 6 in the Notes to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

THREE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995

     HRM's cash flow from operations was $35,000 and $1,751,000 for the first three months of fiscal 1996 and 1997, respectively. Cash flow from operating activities was greater than net income because non-cash charges such as depreciation and amortization exceeded the net changes in operating assets and liabilities for the first three months of fiscal 1997. In the first three months of fiscal 1996, cash flow for operating activities was less than net income because changes in operating assets and liabilities exceeded the cash flow created by net income, depreciation, amortization and deferred income taxes. Cash has been used to invest in software and program enhancements ($1,175,000 and $1,488,000 in the first three months of fiscal 1996 and fiscal 1997, respectively). In addition, HRM acquired property and equipment, including acquired assets, of $726,000 and $754,000 for the first three months of fiscal 1996 and 1997, respectively. HRM expects to continue its expansion and will acquire property and equipment, enhance software and products, and develop products.

     HRM has a net operating loss carryforward for income tax purposes in excess of $13,000,000 as of June 30, 1996, which can be used to reduce the cash flow necessary to pay taxes.

     HRM's cash position at September 30, 1996 was $2,518,000 as compared to $3,347,000 at June 30, 1996. HRM also used approximately $460,000 and $615,000 for the first three months of fiscal 1996 and 1997, respectively, to repay principal on notes payable and capital leases, net of proceeds. HRM received $277,000 during the first quarter of fiscal 1997 from stock option exercises for common stock by current employees. HRM's current ratio was approximately 1.6 at September 30, 1996 and June 30, 1996. HRM's working capital was $5,472,000 and $5,246,000 at September 30, 1996, and June 30, 1996, respectively.

     HRM believes that its cash and cash flow from operations, together with credit facilities which HRM has obtained, will be sufficient to finance HRM's anticipated, normal expansion in fiscal 1997. HRM has a term loan (principal balance of $1,441,000 as of September 30, 1996) with its bank due June 30, 1999 and a revolving credit facility expiring January 31, 1997 under which HRM may borrow up to $2,500,000. HRM borrowed $1,500,000 (principal balance of $1,275,000 as of September 30, 1996) under the $2,500,000 revolving credit facility during fiscal 1996. The revolving credit and term loan are secured by liens on the assets of HRM.

YEAR ENDED JUNE 30, 1996 AND 1995

     HRM's cash flow from operations was $7,435,000 and $7,314,000 for fiscal 1996 and 1995, respectively. Cash flow from operations has exceeded net income primarily due to non-cash charges such as depreciation and amortization, deferred income taxes, options for shares of common stock exchanged for value which is treated as compensation expense, and changes in operating assets and liabilities.

     Cash has been used to invest in software and program enhancements ($5,799,000 and $5,337,000 in fiscal 1996 and fiscal 1995, respectively). HRM also acquired property and equipment of $2,256,000 and $1,891,000 for fiscal 1996 and 1995, respectively. HRM expects to continue to acquire property and equipment and enhance software and products.

     HRM also used approximately $2,056,000 and $2,166,000 in fiscal 1996 and fiscal 1995, respectively, to repay principal on notes payable and capital leases (net of proceeds from notes payable). HRM borrowed $1,500,000 in fiscal 1996. HRM received cash proceeds of $1,155,000 and $554,000 in fiscal 1996 and fiscal 1995, respectively, from stock option exercises for common stock by current or former employees and directors.

     HRM's current ratio was 1.6 at June 30, 1996 and 1.4 at June 30, 1995. HRM's working capital was $5,246,000 and $3,763,000 at June 30, 1996 and 1995, respectively.

     HRM had a net operating loss carryforward of approximately $13,400,000 for income tax purposes at June 30, 1996, which can be used to reduce taxable income and reduce the current cash flow necessary to pay taxes.

     HRM believes that its cash and cash flow from operations, together with credit facilities that HRM has obtained, will be sufficient to finance HRM's anticipated, normal expansion in fiscal 1997. HRM has a term loan (principal balance of $1,572,000 as of June 30, 1996) with its principal lender due June 30, 1999 and a revolving credit facility expiring January 31, 1997, under which HRM may borrow a total of $2,500,000. HRM borrowed $1,500,000 (principal balance of $1,350,000 as of June 30, 1996) under its $2,500,000 revolving credit facility during fiscal 1996. The revolving credit and term loan are secured by liens on the assets of HRM.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

     The following unaudited pro forma consolidated financial statements are based upon the consolidated financial statements of HPS and HRM combined and adjusted to give effect to the Merger. Upon consummation of the Merger, each outstanding share of HRM Common Stock will be converted into the right to receive $9.68603 per share in cash and 0.360208 of an HPS Common Share. The
0.360208 share exchange ratio is subject to possible increase or decrease, depending on the market price of HPS Common Shares during the five trading days preceding the consummation of the Merger, as set forth in the Merger Agreement.

     The following unaudited pro forma consolidated statement of operations is based on the individual pro forma consolidated statements of income of HPS as reported in its Amendment No. 1 to Current Reports on Form 8K/A as filed with the Commission on September 13, 1996, incorporated by reference, relating to HPS's acquisitions of Harrington and of the Consolidated Group, net of the effect of an additional 52,977 shares of stock issued to Harrington shareholders, and HPS's unaudited consolidated statement of operations for the three months ended September 30, 1996, included herein, and on the individual unaudited consolidated statements of net income for HRM, included herein, and combines the results of operations of HPS and HRM as if the Merger occurred at the beginning of each period presented. The following unaudited pro forma consolidated balance sheet is based on the individual balance sheets of HPS and HRM and has been prepared to reflect the Merger as of September 30, 1996.

     These unaudited pro forma consolidated financial statements should be read in conjunction with HPS's audited consolidated financial statements, including the notes thereto, which are incorporated by reference in this Proxy Statement/Prospectus, and in conjunction with HRM's audited consolidated financial statements, including the notes thereto, which are prepared on the basis of a June 30 year-end and are included elsewhere in this Proxy Statement/Prospectus. See "Incorporation of Certain Documents by Reference."

     The unaudited pro forma consolidated financial statements are not necessarily indicative of the results of operations or financial position of the combined company that would have occurred had the Merger occurred at the beginning of each period presented or on the date indicated, nor are they necessarily indicative of future operating results or financial position.

     The unaudited pro forma adjustments are based upon information set forth in this Proxy Statement/ Prospectus, and certain assumptions included in the notes to the unaudited pro forma consolidated financial statements. As of the date of this Proxy Statement/Prospectus, HPS believes that the unaudited pro forma consolidated financial statements reflect the impact on the operations and liquidity of HPS of all material events or changes expected to result from the Merger.

     The Merger will be accounted for by the purchase method of accounting. Accordingly, HPS's cost to acquire HRM (the "Purchase Consideration"), calculated to be $79.5 million assuming a cash payment of $45.7 million and the issuance of 1.5 million HPS Common Shares at an estimated $22.50 per share, will be allocated to the assets acquired and liabilities assumed according to their respective fair values, with the excess Purchase Consideration being allocated to goodwill. The Purchase Consideration is subject to change depending on the market price of HPS Common Shares during the five trading days preceding the consummation of the Merger, as set forth in the Merger Agreement. Such a change would result in a corresponding change to goodwill and related amortization expense. The final allocation of the Purchase Consideration is dependent upon certain valuations and other studies that have not progressed to a stage where there is sufficient information to make such an allocation in the accompanying unaudited pro forma consolidated financial statements. Accordingly, the purchase allocation adjustments made in connection with the development of the unaudited pro forma consolidated financial statements are preliminary and have been made solely for the purpose of developing such unaudited pro forma consolidated financial statements.

                        HEALTHPLAN SERVICES CORPORATION
                      PRO FORMA CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 1996
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                           HEALTHPLAN SERVICES      HEALTH RISK
                                               CORPORATION        MANAGEMENT, INC.     PRO FORMA        PRO FORMA
                                                 ACTUAL                ACTUAL         ADJUSTMENTS      CONSOLIDATED
                                           -------------------    ----------------    -----------      ------------
ASSETS
Current assets:
                                                                                       $  45,660 (A)
  Cash and cash equivalents...............      $  10,473             $  2,518           (45,660)(B)     $ 12,991
  Restricted cash.........................          9,986                   --                --            9,986
  Accounts receivable.....................         18,274                9,553                --           27,827
  Prepaid commissions.....................            272                   89                --              361
  Prepaid expenses and other current
    assets................................          4,676                1,575                --            6,251
  Deferred taxes..........................            175                  235                --              410
                                                 --------              -------          --------         --------
         Total current assets.............         43,856               13,970                --           57,826
  Property and equipment, net.............         16,087                8,693                --           24,780
  Computer software costs, net............          4,900               17,689                --           22,589
  Note receivable.........................          6,900                   --                --            6,900
                                                                                          79,541 (B)
  Investment in unconsolidated
    subsidiary............................          2,758                   --           (79,541)(D)        2,758
  Other assets............................             --                1,522                --            1,522
  Intangible assets, net..................          2,085                  992                --            3,077
  Deferred taxes..........................         11,212                   --                --           11,212
                                                                                           5,000 (C)
  Goodwill, net...........................        162,080                  753            50,352 (D)       218,185
                                                 --------              -------          --------         --------
         Total assets.....................      $ 249,878             $ 43,619         $  55,352         $348,849
                                                 ========              =======          ========         ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable........................      $   5,984             $  1,356         $      --         $  7,340
  Premiums payable to carriers............         29,260                   --                --           29,260
  Commissions payable.....................          4,721                   --                --            4,721
  Deferred revenue........................          2,012                3,107                --            5,119
  Accrued liabilities.....................         34,698                1,996             5,000 (C)       41,694
  Income taxes payable....................          2,443                   --                --            2,443
  Current portion of long-term debt.......          2,496                2,039                --            4,535
                                                 --------              -------          --------         --------
         Total current liabilities........         81,614                8,498             5,000           95,112
Notes payable.............................         65,378                3,362            45,660 (A)      114,400
Deferred taxes............................             --                2,570                --            2,570
Other long-term liabilities...............          1,338                   --                --            1,338
                                                 --------              -------          --------         --------
         Total liabilities................        148,330               14,430            50,660          213,420
                                                 --------              -------          --------         --------
Common stockholders' equity:
                                                                                              15 (B)
  Common stock............................            149                   42               (42)(D)          164
                                                                                          33,866 (B)
  Additional paid-in capital..............        104,598               27,896           (27,896)(D)      138,464
  Retained earnings (deficit).............         (3,199)               1,251            (1,251)(D)       (3,199)
                                                 --------              -------          --------         --------
         Total stockholders' equity.......        101,548               29,189             4,692          135,429
                                                 --------              -------          --------         --------
         Total liabilities and
           stockholders' equity...........      $ 249,878             $ 43,619         $  55,352         $348,849
                                                 ========              =======          ========         ========

          See notes to unaudited pro forma consolidated balance sheet.

            NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

(A)  To record a draw on HPS's line of credit to fund the HRM acquisition.

(B) To record the cash paid for the stock of HRM of $45.7 million and HPS Common Shares issued to HRM's Shareholders valued at approximately $33.9 million.

(C) To record estimated costs, including finders fee, legal and accounting services, and other expenses related to the acquisition, relating to HPS's acquisition of HRM.

(D)  To eliminate HPS's investment in HRM.

                        HEALTHPLAN SERVICES CORPORATION
                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      NINE MONTHS ENDED SEPTEMBER 30, 1996
                                  (UNAUDITED)
                      (IN THOUSANDS EXCEPT PER SHARE DATA)

                                                                         HEALTH RISK
                           HEALTHPLAN SERVICES   HEALTHPLAN SERVICES   MANAGEMENT, INC.
                               CORPORATION           CORPORATION            ACTUAL
                                PRO FORMA              ACTUAL            NINE MONTHS
                            SIX MONTHS ENDED     THREE MONTHS ENDED    ENDED SEPTEMBER     PRO FORMA        PRO FORMA
                              JUNE 30, 1996      SEPTEMBER 30, 1996        30, 1996       ADJUSTMENTS      CONSOLIDATED
                           -------------------   -------------------   ----------------   -----------      ------------
Operating revenues........      $ 137,579             $  66,555            $ 41,842        $      --         $245,976
Interest income...........            991                   451                 138               --            1,580
                                 --------               -------            --------         --------          -------
         Total revenues...        138,570                67,006              41,980               --          247,556
                                 --------               -------            --------         --------          -------
Expenses:
  Agents commissions......         31,593                15,025                  --              178 (C)       46,796
  Cost of services........             --                    --              24,679          (24,679)(C)           --
  Personnel expenses......         56,023                27,177                  --           23,531 (C)      106,731
  General and
    administrative........         28,997                13,379                  --           10,239 (C)       52,615
  Selling and marketing...             --                    --               5,541           (5,541)(C)           --
  Administration..........             --                    --               3,728           (3,728)(C)           --
  Pre-operating and
    contract start-up
    costs.................            586                   109                  --               --              695
  Contract commitment
    expense...............             --                 3,935                  --               --            3,935
  Restructure and
    integration charge....             --                14,065                  --               --           14,065
  Loss on impairment of
    goodwill..............             --                19,232                  --               --           19,232
  Depreciation and
    amortization..........          7,058                 3,546               5,409            1,452 (A)       17,465
                                 --------               -------            --------         --------          -------
         Total expenses...        124,257                96,468              39,357            1,452          261,534
                                 --------               -------            --------         --------          -------
Income (loss) before
  interest expense and
  income taxes
  (benefits)..............         14,313               (29,462)              2,623           (1,452)         (13,978)
Interest expense..........          2,230                 1,277                 505            2,346 (B)        6,358
                                 --------               -------            --------         --------          -------
Income (loss) before
  income taxes
  (benefits)..............         12,083               (30,739)              2,118           (3,798)         (20,336)
Provision for income taxes
  (benefits)..............          4,894               (11,570)                825           (3,461)(D)       (9,312)
                                 --------               -------            --------         --------          -------
         Net income
           (loss).........      $   7,189             $ (19,169)(E)        $  1,293        $    (337)        $(11,024)(E)
                                 ========               =======            ========         ========         ========
Net income (loss) per
  share...................      $    0.48             $   (1.28)(E)                                          $  (0.67)(E)
                                 ========               =======
Weighted average shares...         14,961                14,966                                                16,468
                                 ========               =======

     See notes to unaudited pro forma consolidated statement of operations.

                        HEALTHPLAN SERVICES CORPORATION
                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1995
                                  (UNAUDITED)
                      (IN THOUSANDS EXCEPT PER SHARE DATA)

                                                                    HEALTH RISK
                                                                  MANAGEMENT, INC.
                                                                       ACTUAL
                                                                   TWELVE MONTHS
                                           HEALTHPLAN SERVICES         ENDED
                                               CORPORATION          DECEMBER 31,       PRO FORMA        PRO FORMA
                                                PRO FORMA               1995          ADJUSTMENTS      CONSOLIDATED
                                           -------------------    ----------------    -----------      ------------
Operating revenues........................      $ 243,970             $ 52,848         $      --         $296,818
Interest income...........................          1,197                  129                --            1,326
                                                 --------              -------          --------         --------
         Total revenues...................        245,167               52,977                --          298,144
                                                 --------              -------          --------         --------
Expenses:
  Agents commissions......................         62,780                   --               222(C)        63,002
  Cost of services........................             --               31,110           (31,110)(C)           --
  Personnel expenses......................         88,022                   --            29,545(C)       117,567
  General and administrative..............         57,198                   --            12,784(C)        69,982
  Selling and marketing...................             --                6,188            (6,188)(C)           --
  Administration..........................             --                5,253            (5,253)(C)           --
  Pre-operating and contract start-up
    costs.................................          1,664                   --                --            1,664
  Depreciation and amortization...........         12,619                6,501             2,092(A)        21,212
                                                 --------              -------          --------         --------
         Total expenses...................        222,283               49,052             2,092          273,427
                                                 --------              -------          --------         --------
Income before interest expense and income
  taxes...................................         22,884                3,925            (2,092)          24,717
Interest expense..........................          4,313                  722             3,128(B)         8,163
                                                 --------              -------          --------         --------
Income before income taxes................         18,571                3,203            (5,220)          16,554
Provision for income taxes................          7,521                1,195            (1,136)(D)        7,580
                                                 --------              -------          --------         --------
         Income from continuing
           operations.....................         11,050                2,008            (4,084)           8,974
Loss on discontinued business segment net
  of tax benefit..........................          3,170                   --                --            3,170
                                                 --------              -------          --------         --------
         Net income.......................      $   7,880             $  2,008         $  (4,084)        $  5,804
                                                 ========              =======          ========         ========
Net income per share......................      $    0.53                                                $   0.35
                                                 ========                                                ========
Weighted average shares...................         14,956                                                  16,468
                                                 ========                                                ========

     See notes to unaudited pro forma consolidated statement of operations.

       NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(A) To eliminate historical amortization and to record pro forma amortization of estimated goodwill of $55.4 million over a 25-year period.

(B) To record estimated interest expense related to net borrowing on the purchase of HRM at HPS's borrowing rate under its Line of Credit ranging from LIBOR plus 125 to 175 basis points or New York prime plus 25 to 75 basis points.

(C)  To reclassify HRM accounts to conform with those of HPS.

(D)  To provide for combined income taxes at an estimated rate of 45.79%.

(E) In the third quarter of 1996, HPS took a pre-tax charge of approximately $18.0 million in restructuring, integration and contract commitment expenses. Additionally, HPS recorded a pre-tax charge of $19.2 million for the impairment of goodwill. See "Risk Factors -- Risks Related to Goodwill."

                         PRINCIPAL SHAREHOLDERS OF HRM

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth, as of November 1, 1996, the number of shares of HRM Common Stock beneficially owned by each person known to HRM to beneficially own more than five percent of the outstanding HRM Common Stock, by each of HRM's directors, by each of HRM's current executive officers named in HRM's Compensation Table for its fiscal year ended June 30, 1996, and by all of HRM's directors and current executive officers as a group.

                  NAME OF DIRECTOR, EXECUTIVE                      NUMBER OF SHARES          PERCENT
                 OFFICER OR IDENTITY OF GROUP                    BENEFICIALLY OWNED(1)       OF CLASS
---------------------------------------------------------------  ---------------------       --------
Gary T. McIlroy, M.D...........................................         365,872(2)              8.47%
  8000 West 78th Street
  Minneapolis, MN 55439
Marlene O. Travis..............................................         347,039(3)              8.08%
  8000 West 78th Street
  Minneapolis, MN 55439
Thomas P. Clark................................................          87,121(4)              2.05%
Adele M. Kimpell...............................................           7,000(5)                 *
Raymond G. Schultze, M.D.......................................               0(6)                 *
Gary L. Damkoehler.............................................               0(7)                 *
Vance Kenneth Travis...........................................          10,100(8)                 *
Ronald R. Hahn.................................................           7,600(9)                 *
Robert L. Montgomery...........................................           9,779(10)                *
All Executive Officers and Directors as a Group (13 persons)...         863,461(11)            19.29%

---------------

  *  Less than one percent.
 (1) Except as otherwise noted, each person or group named in the table has sole voting and investment power with respect to all shares of HRM Common Stock listed opposite the name of such person or group. Shares not outstanding but deemed beneficially owned by virtue of the right of a person to acquire them as of November 1, 1996, or within 60 days of such date, are treated as outstanding only when determining the amount and percent owned by such person or group named in the table.
 (2) The number of shares set forth in the above table (i) includes 267,774 shares held by the Gary T. McIlroy Revocable Trust, for which Dr. McIlroy is grantor and trustee, (ii) includes 98,098 shares that Dr. McIlroy has the right to acquire upon exercise of options, (iii) excludes 75 shares beneficially owned by Dr. McIlroy's and Ms. Travis' adult child, (iv) excludes the shares beneficially owned by Ms. Travis, and (v) excludes 21,902 shares that Dr. McIlroy has the right to acquire upon the exercise of options that are not yet vested but which will be vested immediately prior to the Merger by reason of the Merger. Dr. McIlroy disclaims beneficial ownership of such excluded shares.
 (3) The number of shares set forth in the above table (i) includes 272,688 shares held by the Marlene O. Travis Revocable Trust, for which Ms. Travis is grantor and trustee, (ii) includes 74,351 shares that Ms. Travis has the right to acquire upon exercise of options, (iii) excludes 75 shares beneficially owned by Ms. Travis' and Dr. McIlroy's adult child, (iv) excludes the shares beneficially owned by Dr. McIlroy, and (v) excludes 15,649 shares that Ms. Travis has the right to acquire upon the exercise of options that are not vested but which will be vested immediately prior to the Merger by reason of the Merger. Ms. Travis disclaims beneficial ownership of such excluded shares.
 (4) Includes 60,000 shares held by Mr. Clark and 27,121 shares that Mr. Clark has the right to acquire upon exercise of options. Excludes 12,879 shares that Mr. Clark has the right to acquire upon the exercise of options that are not yet vested but which will be vested immediately prior to the Merger by reason of the Merger.

 (5) Includes 7,000 shares that Ms. Kimpell has the right to acquire upon exercise of options. Excludes 2,500 shares that Ms. Kimpell has the right to acquire upon the exercise of options that are not yet vested but which will be vested immediately prior to the Merger by reason of the Merger.
 (6) Excludes 3,800 shares that Dr. Schultze has the right to acquire upon the exercise of options that are not yet vested but which will be vested immediately prior to the Merger by reason of the Merger.
 (7) Excludes 3,800 shares that Mr. Damkoehler has the right to acquire upon the exercise of options that are not yet vested but which will be vested immediately prior to the Merger by reason of the Merger.
 (8) Includes 2,500 shares held by Mr. Travis and 7,600 shares that Mr. Travis has the right to acquire upon exercise of options. Excludes 3,800 shares that Mr. Travis has the right to acquire upon the exercise of options that are not yet vested but which will be vested immediately prior to the Merger by reason of the Merger.
 (9) Includes 7,600 shares that Mr. Hahn has the right to acquire upon exercise of options. Excludes 3,800 shares that Mr. Hahn has the right to acquire upon the exercise of options that are not yet vested but which will be vested immediately prior to the Merger by reason of the Merger.
(10) Includes 9,779 shares that Mr. Montgomery has the right to acquire upon exercise of options. Excludes 18,009 shares that Mr. Montgomery has the right to acquire upon the exercise of options that are not yet vested but which will be vested immediately prior to the Merger by reason of the Merger.
(11) Includes 609,412 shares held by the current executive officers and directors, and 254,049 shares that current executive officers and directors as a group have the right to acquire as of November 1, 1996, or within 60 days of such date, upon exercise of options. Excludes 86,139 shares that current executive officers and directors as a group have the right to acquire upon the exercise of options that are not yet vested but which will be vested immediately prior to the Merger by reason of the Merger.

                        COMPARISON OF SHAREHOLDER RIGHTS

     The following is a summary of certain of the material differences between the rights of holders of HRM Common Stock and the rights of holders of HPS Common Shares. Because HRM is organized under the laws of the State of Minnesota and HPS is organized under the laws of the State of Delaware, such differences arise from differences between various provisions of the charter documents of HRM and HPS as well as from the differences between the Minnesota Business Corporation Act (the "MBCA") and the Delaware General Corporation Law (the "DGCL").

CUMULATIVE VOTING IN THE ELECTION OF DIRECTORS

     In an election of directors under cumulative voting, each share of stock normally having one vote is entitled to a number of votes equal to the number of directors to be elected. A shareholder may then cast all such votes for a single candidate or may allocate them among as many candidates as the shareholder may choose. Without cumulative voting, the holders of a majority of the shares present at a meeting held to elect directors would have the power to elect all the directors to be elected at that meeting, and no person could be elected without the support of holders of a majority of the shares voting at such meeting.

     Under the MBCA, cumulative voting in the election of directors is mandatory unless the corporation's articles of incorporation provide that there shall be no cumulative voting. The HRM Amended and Restated Articles of Incorporation (the "HRM Articles") provide that there is no cumulative voting. Under the DGCL, cumulative voting is permitted only if it is specifically provided for in the corporation's certificate of incorporation. Under the HPS Certificate of Incorporation, as amended (the "HPS Certificate"), cumulative voting is not permitted.

POWER TO CALL SPECIAL MEETING

     Under the MBCA, a special meeting of shareholders may be called by certain officers, two or more directors, a person authorized to do so in the articles or bylaws, or shareholders holding at least 10% of the voting power of all shares entitled to vote, except that a special meeting for the purpose of considering an action to effect, directly or indirectly, a business combination, including any action to change or otherwise affect the composition of the board of directors for that purpose, must be called by shareholders holding at least 25% of the voting power of all shares entitled to vote.

     Under the DGCL, a special meeting of shareholders may be called by the board of directors or any other person authorized to do so in the corporation's certificate of incorporation or bylaws. Under the HPS Certificate and HPS's Bylaws, a special meeting of shareholders may be called by the Chairman of the Board, the Chief Executive Officer, the Board of Directors, or shareholders holding a majority of the shares entitled to vote at that meeting.

DISSOLUTION

     Subject to certain exceptions, under the MBCA, the approval of shareholders holding not less than a majority of the voting power of the corporation is required for the disposition of all or substantially all of the corporation's assets, other than the regular course of business, and for voluntary dissolution. The HRM Articles impose certain supermajority voting requirements on the disposition of all or any substantial part of its assets. See
"-- Approval of Mergers and Consolidations."

     Under the DGCL, a dissolution must be approved by shareholders holding 100% of the total voting power or the dissolution must be initiated by the board of directors and approved by the holders of a majority of the outstanding voting shares of the corporation, unless a greater vote is provided for in the certificate of incorporation. The HPS Certificate does not require a greater vote.

CLASSIFIED BOARD OF DIRECTORS

     A classified board is one in which a certain number, but not all, of the directors are elected on a rotating basis each year. This method of electing directors makes a change in the composition of the board of directors, and a potential change in control of a corporation, a lengthier and more difficult process.

     The MBCA permits, but does not require, a classified board of directors. The HRM Articles provide for a Board of Directors consisting of three classes, under which the members of such classes are elected for staggered three-year terms. Any amendment or repeal of the HRM Articles regarding classification of the Board requires the affirmative vote of the holders of 75% of all outstanding shares of voting stock, unless such proposed amendment or repeal was approved by two-thirds of the entire HRM Board of Directors, which requires the affirmative vote of a majority of such outstanding shares. The DGCL permits, but does not require, a classified board of directors with staggered terms under which the directors are elected for terms of two or three years. HPS's charter documents do not currently provide for a classified board.

REMOVAL OF DIRECTORS

     Under the MBCA, unless otherwise provided in the articles of incorporation or bylaws, any director or the entire board of directors of a Minnesota corporation may be removed, with or without cause, by the holders of the proportion or number of the voting power of the shares of the classes or series the director represents sufficient to elect them. The HRM Articles provide that an HRM director may be removed either (i) for cause, by the affirmative vote of the holders of 75% of all outstanding shares entitled to vote generally in the election of directors, or (ii) with or without cause, by the affirmative vote of a majority of the entire Board of Directors and a majority of the then continuing directors.

     Under the DGCL, any director or the entire board of directors of a Delaware corporation without a classified board of directors may be removed with or without cause by the holders of a majority of the shares then entitled to vote at an election of directors. Under HPS's Bylaws, any or all of the directors may be removed, with or without cause, at any time by the vote of the shareholders at a special meeting of shareholders called for that purpose and any director may be removed for cause by the action of the Board of Directors at a special meeting of the Board of Directors called for that purpose.

ACTIONS BY WRITTEN CONSENT OF SHAREHOLDERS

     Under the MBCA, unless otherwise provided in the articles of incorporation, any action that may be taken at any annual or special meeting of shareholders may be taken without a meeting by written consent of all of the shareholders entitled to vote on the action.

     Under the DGCL, shareholders may execute an action by written consent in lieu of a meeting of shareholders. The DGCL permits a corporation to eliminate such actions by written consent in its certificate of incorporation. The HPS Certificate does not eliminate such actions.

VOTING REQUIREMENTS

     Under the MBCA, an amendment to the articles of incorporation generally requires the affirmative vote of the holders of majority of the shares present and entitled to vote unless a larger affirmative vote is required by the corporation's articles. Except as specifically described otherwise herein, the HRM Articles do not contain any provisions that require a larger affirmative vote in order to amend the HRM Articles. Except as specifically required otherwise, under the HRM Articles, HRM's Bylaws or the MBCA, all matters submitted to the HRM Shareholders are decided by a majority vote of the shares entitled to vote and represented at a meeting at which there is a quorum.

     Under the DGCL, an amendment to the certificate of incorporation requires the affirmative vote of the holders of a majority of the shares entitled to vote thereon, unless the corporation's certificate of incorporation requires a greater or lesser number for approval. The HPS Certificate does not require a greater or lesser number for such approval. Furthermore, under the DGCL, the holders of the outstanding shares of a class are entitled to vote as a class upon any proposed amendment to the certificate of incorporation, whether or not they are entitled to vote thereon by the provisions of the corporation's certificate of incorporation, if the amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares of such class so as to adversely affect them.

APPROVAL OF MERGERS AND CONSOLIDATIONS

     Under both the MBCA and the DGCL, a plan or agreement of merger, exchange or consolidation must be approved by the directors of each corporation and adopted by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon, or by a greater vote as provided in a corporation's charter. Neither the MBCA nor the DGCL requires the separate vote of any class of shares, unless any provision of the plan of merger would, if contained in a proposed amendment to the articles, entitle the class or series to vote as a class or series. Additionally, both the MBCA and the DGCL provide generally that, unless its charter provides otherwise, no vote of the shareholders of the surviving corporation is required to approve the merger if
(i) the agreement of merger does not amend in any respect the corporation's charter, (ii) each share outstanding immediately prior to the effective date is to be an identical outstanding share of the surviving corporation after the effective date, and (iii) the number and voting power of shares of the surviving corporation's common stock to be issued in the merger plus the number and voting power of shares of common stock into which any other securities to be issued in the merger are initially convertible does not exceed 20% of its common stock outstanding immediately prior to the effective date of the merger.

     The HRM Articles impose certain supermajority voting requirements, which do not apply to the Merger. Any merger or consolidation with or into any other corporation, any disposition of all or any substantial part of HRM's assets to any other person or entity, any issuance or transfer of a substantial amount of any securities of HRM to any other person or entity (except pursuant to certain stock dividends, stock splits or similar transactions), and any reclassification of securities or recapitalization of HRM that increases the proportionate share of any outstanding securities of HRM held by any other person or entity, requires the affirmative vote of the holders of at least (i) 75% of the voting stock of HRM and (ii) a majority of the outstanding HRM Common Stock not beneficially owned by such person or entity, if such other person or entity is the beneficial owner of 5% or more of the voting stock. This supermajority voting requirement does not apply to any transaction (i) with another corporation if a majority of the outstanding shares of all classes of stock of such other corporation is owned by HRM or (ii) with another person or entity if the HRM Board of Directors approves a memorandum of understanding with such other person or entity with respect to such transaction prior to the time such person or entity became the beneficial owner of 5% or more of the outstanding shares of voting stock of HRM. Any amendment or repeal of the HRM Articles regarding these supermajority provisions requires the affirmative vote of the holders of 75% of all outstanding shares of voting stock and by a majority of the outstanding shares of voting stock that are not held by such person or entity if it then holds 5% or more of the outstanding shares of voting stock of HRM. The HPS Certificate contains no supermajority voting provisions.

     The MBCA provides that a corporation may acquire all of the outstanding shares of one or more classes or series of another corporation pursuant to a plan of exchange. Unlike a merger, in which there is a single surviving corporation, an exchange results in an acquired company becoming the wholly owned subsidiary of the acquiring corporation. The DGCL contains no provisions for statutory exchanges. The DGCL, however, does contain provisions relating to statutory consolidations in which all of constituent corporations disappear and a new entity is created to continue the business. The MBCA does not provide for consolidations.

PREEMPTIVE RIGHTS

     Under the HRM Articles, holders of HRM Common Stock are expressly denied preemptive rights. The DGCL provides that a corporation's shareholders have preemptive rights only if such rights are expressly granted in the corporation's certificate of incorporation. The HPS Certificate does not grant preemptive rights.

RIGHTS OF DISSENTING SHAREHOLDERS

     The MBCA and the DGCL both contain provisions which entitle certain dissenting shareholders to receive the appraised value of their ownership in connection with certain transactions. While the appraisal rights provided by the DGCL and the MBCA are similar, the specific provisions of the statutes differ, as discussed below.

     Under the MBCA, dissenting shareholders are entitled to appraisal rights in connection with the lease, sale, exchange, transfer or certain other dispositions of all or substantially all of the assets of a corporation and in connection with certain amendments to its articles of incorporation that adversely affect a shareholder's rights. In addition, shareholders of a Minnesota corporation are entitled, except in limited situations, to appraisal rights in connection with any merger or exchange that requires a shareholder vote.

     Under the DGCL, appraisal rights are available only in connection with statutory mergers or consolidations. Generally, shareholders of a Delaware corporation who dissent from a merger or consolidation of the corporation for which a shareholders' vote is required are entitled to appraisal rights, requiring the surviving corporation to purchase the dissenting shares at fair value. There are, however, no statutory rights of appraisal with respect to shareholders of a Delaware corporation whose shares of stock are either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 shareholders where such shareholders receive only shares of stock of the corporation surviving or resulting from the merger or consolidation (or cash in lieu of fractional interests therein).

DIVIDENDS AND REPURCHASE OF SHARES

     Under the MBCA, a corporation may pay dividends and purchase its own shares, provided the board of directors reasonably determines that such payments would not render the corporation unable to pay its debts in the ordinary course of business and would not result in the corporation's total assets being less than the sum of (i) its total liabilities, plus (ii) the amount that would be needed, if the corporation were to be dissolved, to satisfy the rights of preferred shareholders. The MBCA also restricts a Minnesota corporation's ability to repurchase shares from certain shareholders. Specifically, a publicly held Minnesota corporation may not purchase or agree to purchase any voting shares from a person who owns more than 5% of the corporation's voting stock for more than the fair market value of such shares if the shares have been owned for less than two years, unless the purchase is approved by shareholders who hold a majority of the voting power of all shares entitled to vote. The corporation may also make such a purchase if it makes an offer to purchase shares from all of its shareholders for at least equal value per share. These provisions may limit HRM's ability to purchase shares in opposition to a takeover attempt.

     Subject to any restrictions contained in a corporation's certificate of incorporation, the DGCL generally provides that a corporation may declare and pay dividends out of surplus (defined as net assets minus stated capital) or, when no surplus exists, out of net profits for the fiscal year in which the dividends is declared and/or for the preceding fiscal year. Dividends may not be paid out of net profits if the capital of the corporation is less than the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.

LIMITATIONS OF LIABILITY OF DIRECTORS AND OFFICERS; INDEMNIFICATION

     Under the MBCA, a corporation may include in its articles of incorporation a provision which would, subject to the limitations described below, eliminate or limit directors' liability to the corporation or its shareholders for monetary damages for breach of fiduciary duty. Under the MBCA, a director's liability cannot be eliminated or limited for (i) any breach of the director's duty of loyalty to the corporation or its shareholders; (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) the making of an unlawful distribution under the MBCA; (iv) certain violations of Minnesota securities laws; (v) any transaction from which the director derived an improper personal benefit; or (vi) any act or omission occurring before the date the provision in the corporation's articles eliminating or limiting liability became effective. HRM's Articles include such a provision.

     Minnesota law further provides specific statutory authority for directors in discharging their duties to consider factors in addition to the interests of the corporation's shareholders, such as the interests of the corporation's employees, suppliers, creditors and customers; the economy of the state and nation; community and societal considerations; and the long-term and short-term interests of the corporation and its shareholders.

     Under the MBCA, Minnesota corporations are required to indemnify persons in their official capacity (directors, officers, employees and agents) within prescribed limits as long as they satisfy the five criteria of eligibility set forth in the MBCA. HRM's Bylaws provide that HRM is to indemnify such persons to the fullest extent permitted by the MBCA.

     The MBCA provides that the corporation must make advance payment of expenses upon the request of a person who is eligible for indemnification, if that person supplies the corporation with an affidavit stating that the person honestly believes that he or she has met the criteria for mandatory indemnification and promises to repay the corporation if it is ultimately found that the criteria were not met.

     Under the DGCL, a corporation may include in its certificate of incorporation a provision which would, subject to the limitations described below, eliminate or limit directors' liability for monetary damages for breaches of their fiduciary duty of care. Under the DGCL, a director's liability cannot be eliminated or limited (i) for breaches of duty of loyalty, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for the payment of unlawful dividends or expenditure of funds for unlawful stock purchases or redemptions, or (iv) for transactions from which such director derived an improper personal benefit. The HPS Certificate includes such a provision.

BUSINESS COMBINATIONS AND CONTROL SHARE ACQUISITIONS

     HRM is governed by Sections 302A.671 and 302A.673 of the MBCA. In general,
Section 302A.671 provides that the shares of a corporation acquired in a "control share acquisition" have no voting rights unless voting rights are approved in a prescribed manner. A "control share acquisition" is an acquisition, directly or indirectly, of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power of 20% or more in the election of directors. In general, Section 302A.673 prohibits a public Minnesota corporation from engaging in a "business combination" with an "interested shareholder" for a period of four years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. "Business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder. An "interested shareholder" is a person who is the beneficial owner, directly or indirectly, of 10% or more of the corporation's voting stock or who is an affiliate or associate of the corporation and at any time within four years prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the corporation's voting stock. Such provisions of Minnesota law could have the effect of delaying, deferring or preventing a change in control of HRM.

     Section 203 of the DGCL prohibits certain transactions between a Delaware corporation and an "interested shareholder." For purposes of this provision, an "interested shareholder" is a shareholder that is directly or indirectly a beneficial owner of 15% or more of the voting power of the outstanding voting stock of a Delaware corporation (or its affiliate or associate). This provision prohibits certain business combinations between an interested shareholder and a corporation for a period of three years after the date the interested shareholder acquired its stock, unless (i) the business combination is approved by the corporation's board of directors prior to the stock acquisition date;
(ii) the interested shareholder acquired at least 85% of the voting stock of the corporation in the transaction in which he or she became an interested shareholder; or (iii) the business combination is approved by a majority of the board of directors and the affirmative vote of two-thirds of disinterested shareholders.

     Delaware law contains no provisions similar to the control share acquisition provision in the MBCA.

     The foregoing summary does not purport to be a complete statement of the rights of holders of HPS Common Shares and HRM Common Stock under, and is qualified in its entirety by reference to, the DGCL and the MBCA, the HPS Certificate and HPS Bylaws, and the HRM Articles and HRM Bylaws. See

"Description of HPS Capital Stock" for a summary of certain other rights relating to the HPS Common Shares.

                        DESCRIPTION OF HPS CAPITAL STOCK

GENERAL

     HPS's Certificate of Incorporation authorizes the issuance of 100,000,000 shares of HPS Common Shares, par value $.01 per share, and 20,000,000 shares of Preferred Stock, par value $.01 per share, of which 1,000,000 shares are available for issuance. The Board of Directors has established two series of Preferred Stock, consisting of 100,000 shares of Series A Preferred Stock and
18,900,000 shares of Series B Preferred Stock. As of November   , 1996 (i)
approximately           shares of HPS Common Shares were issued and outstanding,
and           were reserved for issuance pursuant to options outstanding under
stock option plans (with approximately           additional HPS Common Shares
available for issuance under such plans), and (ii) no shares of Preferred Stock were issued and outstanding, or reserved for issuance.

HPS COMMON SHARES

     No holder of HPS Common Shares has any preemptive right to subscribe for any of HPS's securities. All outstanding shares are, and shares to be outstanding on completion of the offering will be, fully paid and nonassessable.

     Holders of HPS Common Shares are not entitled to cumulative voting and are entitled to one vote per share with respect to all matters that are required by law to be submitted to shareholders, including the election of directors.

     Subject to the prior rights of the holders of any Preferred Stock that may be outstanding, holders of HPS Common Shares are entitled to share pro rata in such dividends as may be declared by the Board of Directors out of funds legally available for that purpose. In the event of liquidation of HPS, all assets available for distribution (after satisfaction of the prior rights of the holders of any outstanding shares of Preferred Stock) are distributable among the holders of the HPS Common Shares according to their respective holdings.

     First Union National Bank of North Carolina is the transfer agent and the registrar for the HPS Common Shares.

     The authorized but unissued shares of HPS Common Shares and Preferred Stock could be used to dilute the stock ownership of persons seeking to obtain control of HPS, and thereby defeat a possible takeover attempt which, if shareholders were offered a premium over the market value of their shares, might be viewed as being beneficial to HPS's shareholders. In addition, the Preferred Stock could be issued with voting and/or conversion rights and preferences which would adversely affect the voting power and other rights of holders of HPS Common Shares.

PREFERRED STOCK

     HPS's Certificate of Incorporation provides that the Board of Directors, without shareholder approval, has the authority to issue preferred stock from time to time in series and to fix the designation, powers (including voting powers, if any), preferences and relative, participating, optional, conversion and other special rights, and the qualifications, limitations, and restrictions of each series.

DELAWARE ANTI-TAKEOVER LAW

     HPS is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law. Section 203 prohibits certain business combinations between a Delaware corporation, whose stock generally is publicly traded or held of record by more than 2,000 shareholders, and an interested shareholder for a three-year period following the date that such shareholder became an interested shareholder. See "Comparison of Shareholder Rights -- Business Combinations and Control Share Acquisitions."

     Although HPS continually evaluates possible candidates for acquisition and intends to seek additional acquisition opportunities in the health care field, as of the date of this Proxy Statement/Prospectus no material acquisition has been agreed upon or become the subject of a letter of intent or agreement in principle.

                                 LEGAL MATTERS

     The validity of the HPS Common Shares to be issued in the Merger will be passed upon for HPS by Fowler, White, Gillen, Boggs, Villareal and Banker, P.A., special counsel to HPS.

     Fredrikson & Byron, P.A., has advised HRM that the information set forth herein under the captions "Summary -- Certain Federal Income Tax Consequences" and "Certain Federal Income Tax Consequences," subject to the limitations stated therein, contains a summary of the material federal income tax considerations relevant to the HRM Shareholders receiving HPS Common Shares pursuant to the Merger Agreement.

                                    EXPERTS

     The consolidated financial statements of HPS as of December 31, 1995 and 1994 and for the year ended December 31, 1995, and for the period from inception (October 1, 1994 through December 31, 1994), incorporated in this Proxy Statement/Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1995, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. The financial statements of HPS as of September 30, 1994, and for the nine-month period ended September 30, 1994 and the year ended December 31, 1993 incorporated by reference to HPS's Annual Report on Form 10-K for the year ended December 31, 1995, have been so incorporated in reliance on the report of Coopers & Lybrand L.L.P., independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of HRM as of June 30, 1996 and 1995, and for each of the three years in the period ended June 30, 1996, included in this Proxy Statement/Prospectus have been so included in reliance on the report of Ernst & Young LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of Consolidated Group, Inc. and Affiliates, as of December 31, 1995 and 1994, and for each of the three years ended December 31, 1995, and the financial statements of Consolidated Health Coalition, Inc., as of December 31, 1995 and 1994 (year of inception) and for each of the two years ended December 31, 1995, incorporated in this Proxy Statement/Prospectus by reference have been so incorporated in reliance on the report of Bonanno, Savino & Davies, P.C., independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of Harrington Services Corporation as of December 31, 1995 and 1994, and for each of the three years ended December 31, 1995, incorporated in this Proxy Statement/Prospectus by reference have been so incorporated in reliance on the report of Richard A. Eisner & Co., LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

                                 OTHER MATTERS

     The Board of Directors of HRM knows of no other matters to be presented at the Special Meeting other than as described in the Notice of Special Meeting accompanying this Proxy Statement/Prospectus. If any other matter does properly come before the Special Meeting, the appointees named in the Proxies will vote the Proxies in accordance with their best judgment.

                             SHAREHOLDER PROPOSALS

     Any HRM Shareholder who intends to present a proposal at HRM's 1997 Annual Meeting of Shareholders for inclusion in the proxy statement and form of proxy relating to that meeting is advised that the proposal must be received by the Secretary of HRM at its principal executive offices not later than November 30, 1996. HRM will not be required to include in its proxy statement a form of proxy or shareholder proposal which is received after that date or which otherwise fails to meet the requirements for shareholder proposals established by regulations of the Commission. If the Merger is consummated prior to these dates, there will be no 1997 Annual Meeting of HRM Shareholders.

         INDEX TO FINANCIAL STATEMENTS OF HEALTH RISK MANAGEMENT, INC.

                                                                                       PAGE
                                                                                       ----
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 1996 (UNAUDITED)
  Consolidated Balance Sheets as of September 30, 1996 and June 30, 1996.............   F-2
  Consolidated Statements of Net Income for the three months ended September 30, 1996
     and 1995........................................................................   F-3
  Consolidated Statements of Cash Flows for the three months ended September 30, 1996
     and 1995........................................................................   F-4
  Notes to Consolidated Financial Statements.........................................   F-5
FINANCIAL STATEMENTS AS OF JUNE 30, 1996
  Report of Independent Auditors.....................................................   F-7
  Consolidated Balance Sheets as of June 30, 1996 and 1995...........................   F-8
  Consolidated Statements of Net Income for the years ended June 30, 1996, 1995 and
     1994............................................................................   F-9
  Consolidated Statements of Changes in Shareholders' Equity for the years ended June
     30, 1996, 1995 and 1994.........................................................  F-10
  Consolidated Statements of Cash Flows for the years ended June 30, 1996, 1995 and
     1994............................................................................  F-11
  Notes to Consolidated Financial Statements.........................................  F-12

PART I.  FINANCIAL INFORMATION

                          HEALTH RISK MANAGEMENT, INC.

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                         SEPTEMBER 30,   JUNE 30,
                                                                             1996          1996
                                                                         -------------   --------
                                                                          (UNAUDITED)
                                             ASSETS
Current assets:
  Cash and cash equivalents............................................     $ 2,518      $  3,347
  Accounts receivable -- net of allowance for doubtful accounts of $210
     and $200 at September 30, 1996 and June 30, 1996, respectively....       4,105         5,134
  Unbilled receivables.................................................       5,448         4,642
  Deferred income taxes................................................         235           235
  Other................................................................       1,664         1,394
                                                                         -------------   --------
          Total current assets.........................................      13,970        14,752
Computer software costs, net of amortization of $10,747 and $9,816 at
  September 30, 1996, and June 30, 1996, respectively..................      17,689        17,132
Property and equipment less accumulated depreciation of $9,126 and
  $9,272 at September 30, 1996, and June 30, 1996, respectively........       8,693         9,788
Contract rights, net of amortization of $786 and $748 at September 30,
  1996 and June 30, 1996, respectively.................................         992         1,030
Other assets...........................................................       2,275         2,120
                                                                         -------------   --------
                                                                            $43,619      $ 44,822
                                                                         ==========       =======
                              LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable.....................................................     $ 1,356      $  1,863
  Accrued expenses.....................................................       1,996         2,638
  Unearned revenues....................................................       3,107         2,578
  Current maturities of notes payable..................................       1,069         1,076
  Current portion of capitalized equipment leases......................         970         1,351
                                                                         -------------   --------
          Total current liabilities....................................       8,498         9,506
Deferred income taxes..................................................       2,570         2,292
Long-term portion of notes payable.....................................       1,892         2,152
Long-term portion of capitalized equipment leases......................       1,470         2,398
Commitments
Shareholders' equity:
  Undesignated shares, $.01 par value, 9,750,000 authorized, none issued
  Common shares, $.01 par value, 20,000,000 shares authorized,
     4,218,476 and 4,180,476 shares issued and outstanding at September
     30, 1996 and June 30, 1996, respectively..........................          42            42
  Additional paid-in capital...........................................      27,896        27,619
  Retained earnings....................................................       1,251           813
                                                                         -------------   --------
          Total shareholders' equity...................................      29,189        28,474
                                                                         -------------   --------
                                                                            $43,619      $ 44,822
                                                                         ==========       =======

                          HEALTH RISK MANAGEMENT, INC.

                     CONSOLIDATED STATEMENTS OF NET INCOME
                                  (UNAUDITED)

                                                                           THREE MONTHS ENDED
                                                                              SEPTEMBER 30,
                                                                          ---------------------
                                                                            1996        1995
                                                                          ---------   ---------
                                                                          (IN THOUSANDS, EXCEPT
                                                                        SHARE AND PER SHARE DATA)
Revenues................................................................  $  14,395   $  13,371
                                                                          ---------   ---------
Operating expenses:
  Cost of services......................................................      8,648       7,880
  Depreciation and amortization, principally cost of services...........      1,726       1,579
  Selling and marketing.................................................      1,908       1,558
  Administration........................................................      1,291       1,358
                                                                          ---------   ---------
          Total operating expenses......................................     13,573      12,375
                                                                          ---------   ---------
Operating income........................................................        822         996
Other income (expense):
  Interest income.......................................................         44          44
  Interest expense......................................................       (146)       (186)
                                                                          ---------   ---------
          Total other income (expense)..................................       (102)       (142)
                                                                          ---------   ---------
Income before income taxes..............................................        720         854
Provision for income taxes:
  Current...............................................................          4           3
  Deferred..............................................................        278         322
                                                                          ---------   ---------
          Total income taxes............................................        282         325
                                                                          ---------   ---------
Net income..............................................................  $     438   $     529
                                                                          =========   =========
Net income per common and common equivalent share.......................  $     .10   $     .13
                                                                          =========   =========
Weighted average common and common equivalent shares....................  4,356,000   4,140,000
                                                                          =========   =========

                          HEALTH RISK MANAGEMENT, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                               THREE MONTHS
                                                                                   ENDED
                                                                               SEPTEMBER 30,
                                                                             -----------------
                                                                              1996      1995
                                                                             -------   -------
                                                                              (IN THOUSANDS)
Cash flows from operating activities:
  Net income...............................................................  $   438   $   529
  Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation..........................................................      636       634
     Amortization..........................................................    1,090       945
     Provision for deferred income tax.....................................      278       322
     Changes in operating assets and liabilities:
       Accounts receivable.................................................    1,063    (1,596)
       Unbilled receivables................................................     (806)      392
       Other assets........................................................     (339)     (497)
       Accounts payable....................................................     (498)     (449)
       Accrued expenses....................................................     (640)     (736)
       Unearned revenues...................................................      529       491
                                                                             -------   -------
Net cash provided by operating activities..................................    1,751        35
Cash flows from investing activities:
  Acquisition of assets, net of cash acquired..............................     (139)       --
  Property and equipment...................................................     (615)     (726)
  Capitalized software.....................................................   (1,488)   (1,175)
                                                                             -------   -------
Net cash used in investing activities......................................   (2,242)   (1,901)
Cash flows from financing activities:
  Principal payments on notes payable......................................     (342)     (186)
  Principal payments on capital leases.....................................     (273)     (274)
  Issuance of common shares................................................      277        --
                                                                             -------   -------
Net cash used in financing activities......................................     (338)     (460)
                                                                             -------   -------
Decrease in cash...........................................................     (829)   (2,326)
Cash and cash equivalents at beginning of period...........................    3,347     3,348
                                                                             -------   -------
Cash and cash equivalents at end of period.................................  $ 2,518   $ 1,022
                                                                             =======   =======
Supplemental disclosures:
  Interest paid............................................................  $   146   $   186
  Income taxes paid........................................................        7         7
  Equipment acquired under capital lease...................................        0       230

                          HEALTH RISK MANAGEMENT, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. The unaudited consolidated financial statements herein have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. The accompanying interim financial statements have been prepared under the presumption that users of the interim financial information have either read or have access to the audited financial statements for the latest fiscal year ended June 30, 1996. Accordingly, footnote disclosures which would substantially duplicate the disclosures contained in the June 30, 1996 audited financial statements have been omitted from these interim financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. These interim financial statements should be read in conjunction with the annual financial statements and the notes thereto.

     Certain items in the September 30, 1995 financial statements have been reclassified to conform to the September 30, 1996 presentation.

2. Computer software and database development costs

     Computer software and database development costs consist of the following:

                                                                     SEPTEMBER 30,   JUNE 30,
                                                                         1996          1996
                                                                     -------------   --------
                                                                      (UNAUDITED)
                                                                          (IN THOUSANDS)
    Computer Software (AutoPILOT(TM))
      Cost.........................................................     $10,924      $ 10,347
      Less accumulated amortization................................       4,698         4,307
                                                                        -------       -------
              Net book value.......................................       6,226         6,040
    Claim Administration Software
      Cost.........................................................       6,936         6,705
      Less accumulated amortization................................       2,353         2,178
                                                                        -------       -------
              Net book value.......................................       4,583         4,527
    Guidelines, Protocols and Medical Analysis Software
      Cost.........................................................      10,576         9,896
      Less accumulated amortization................................       3,696         3,331
                                                                        -------       -------
              Net book value.......................................       6,880         6,565
                                                                        -------       -------
    Computer Software and Database Development Costs...............     $17,689      $ 17,132
                                                                        =======       =======

     Amortization of these costs was as follows for the three month period ended September 30, 1996 and the year ended June 30, 1996:

                                                                                         YEAR
                                                                                        ENDED
                                                                  THREE MONTHS ENDED   JUNE 30,
                                                                  SEPTEMBER 30, 1996     1996
                                                                  ------------------   --------
                                                                     (UNAUDITED)
                                                                         (IN THOUSANDS)
    Computer Software (AutoPILOT)...............................         $391           $1,485
    Claim Administration Software...............................          175              645
    Guidelines, Protocols and Medical Analysis Software.........          365            1,279
                                                                      -------          -------
    Amortization Expense........................................         $931           $3,409
                                                                      =======          =======

                          HEALTH RISK MANAGEMENT, INC.

3. MERGER ANNOUNCEMENT

     On September 12, 1996, HRM signed a merger agreement with HealthPlan Services Corporation (HPS) whereby HPS would acquire HRM for consideration consisting of cash and shares of HPS stock. Under terms of the merger agreement, each share of HRM stock will be exchanged for $9.68603 in cash plus 0.360208 of a share of HPS stock. The 0.360208 share exchange ratio is subject to possible increase or decrease depending on the market price of HPS stock during the five trading days preceding consummation of the merger. The merger is subject to regulatory approval, as well as HRM shareholder approval, and is expected to close in early 1997.

                                  [LETTERHEAD]

                         Report of Independent Auditors

Board of Directors and Shareholders
  of Health Risk Management, Inc.

     We have audited the accompanying consolidated balance sheets of Health Risk Management, Inc. as of June 30, 1996 and 1995, and the related consolidated statements of net income, changes in shareholders' equity and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Health Risk Management, Inc. at June 30, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles.

                                               /s/  ERNST & YOUNG LLP

                                          --------------------------------------

August 16, 1996

                          HEALTH RISK MANAGEMENT, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                                 JUNE 30,
                                                                             -----------------
                                                                              1996      1995
                                                                             -------   -------
                                                                              (IN THOUSANDS,
                                                                               EXCEPT SHARE
                                                                                   DATA)
                                            ASSETS
Current assets:
  Cash and cash equivalents................................................  $ 3,347   $ 3,348
  Accounts receivable-net of allowance for doubtful accounts of $200 ($300
     in 1995)..............................................................    5,134     2,760
  Unbilled receivables.....................................................    4,642     4,945
  Deferred income taxes....................................................      235       220
  Other....................................................................    1,394     1,028
                                                                             -------   -------
          Total current assets.............................................   14,752    12,301
Computer software costs, net of amortization of $9,816 ($7,502 in 1995)....   17,132    14,762
Property and equipment less accumulated depreciation of $9,272 ($6,680 in
  1995)....................................................................    9,788     9,760
Contract rights, net of amortization of $748 ($604 in 1995)................    1,030     1,093
Other assets...............................................................    2,120     2,046
                                                                             -------   -------
                                                                             $44,822   $39,962
                                                                             =======   =======
                             LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable.........................................................  $ 1,863   $ 1,697
  Accrued expenses.........................................................    2,638     2,599
  Unearned revenues........................................................    2,578     2,296
  Current maturities of notes payable......................................    1,076       753
  Current portion of capitalized equipment leases..........................    1,351     1,193
                                                                             -------   -------
          Total current liabilities........................................    9,506     8,538
Deferred income taxes......................................................    2,292     1,168
Long-term portion of notes payable.........................................    2,152     1,879
Long-term portion of capitalized equipment leases..........................    2,398     3,276
Commitments:
  Shareholders' equity:
     Undesignated shares, $.01 par value, 9,750,000 authorized, none issued
     Common shares, $.01 par value; 20,000,000 shares authorized, 4,180,476
      issued and outstanding (4,029,699 in 1995)...........................       42        40
     Additional paid-in capital............................................   27,619    26,244
     Retained earnings (deficit)...........................................      813    (1,183)
                                                                             -------   -------
          Total shareholders' equity.......................................   28,474    25,101
                                                                             -------   -------
                                                                             $44,822   $39,962
                                                                             =======   =======

                            See accompanying notes.

                          HEALTH RISK MANAGEMENT, INC.

                     CONSOLIDATED STATEMENTS OF NET INCOME

                                                                     YEAR ENDED JUNE 30,
                                                             ------------------------------------
                                                                1996         1995         1994
                                                             ----------   ----------   ----------
                                                                 (IN THOUSANDS, EXCEPT SHARE
                                                                     AND PER SHARE DATA)
Revenues...................................................  $   54,507   $   49,302   $   45,824
Operating expenses:
  Cost of services.........................................      31,762       30,290       26,784
  Depreciation and amortization, principally cost of
     services..............................................       6,947        6,127        5,227
  Selling and marketing....................................       6,767        6,064        6,485
  Administration...........................................       5,232        4,811        4,792
                                                             ----------   ----------   ----------
          Total operating expenses.........................      50,708       47,292       43,288
                                                             ----------   ----------   ----------
Operating income...........................................       3,799        2,010        2,536
Other income (expense):
  Interest income..........................................         158          128           65
  Interest expense.........................................        (708)        (759)        (436)
                                                             ----------   ----------   ----------
          Total other expense..............................        (550)        (631)        (371)
                                                             ----------   ----------   ----------
Income before income taxes.................................       3,249        1,379        2,165
  Income taxes.............................................       1,253          535          449
                                                             ----------   ----------   ----------
Net income.................................................  $    1,996   $      844   $    1,716
                                                             ==========   ==========   ==========
Net income per common and common equivalent share..........  $      .47   $      .21   $      .43
                                                             ==========   ==========   ==========
Weighted average common and common equivalent shares.......   4,219,186    3,982,093    4,015,317
                                                             ==========   ==========   ==========

                            See accompanying notes.

                          HEALTH RISK MANAGEMENT, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                        COMMON SHARES
                                         OUTSTANDING
                                      ------------------   ADDITIONAL                  RETAINED
                                       NUMBER               PAID-IN       UNEARNED     EARNINGS
                                      OF SHARES   AMOUNT    CAPITAL     COMPENSATION   (DEFICIT)   TOTAL
                                      ---------   ------   ----------   ------------   --------   -------
                                                       (IN THOUSANDS, EXCEPT SHARE DATA)
Balance at June 30, 1993............  3,914,724    $ 39     $ 25,381        $ (9)      $ (3,743)  $21,668
  Options to purchase common shares
     issued for service.............                              47                                   47
  Options exercised.................     31,808                  274                                  274
  Cancellation of stock grant.......     (3,333)                 (37)                                 (37)
  Amortization of unearned
     compensation...................                                           9                        9
  Net income........................                                                      1,716     1,716
                                      ---------     ---      -------         ---        -------   -------
Balance at June 30, 1994............  3,943,199      39       25,665          --         (2,027)   23,677
  Options to purchase common shares
     issued for service.............                              18                                   18
  Options exercised.................     85,500       1          554                                  555
  Common shares issued for
     services.......................      1,000                    7                                    7
  Net income........................                                                        844       844
                                      ---------     ---      -------         ---        -------   -------
Balance at June 30, 1995............  4,029,699      40       26,244          --         (1,183)   25,101
  Options to purchase common shares
     issued for service.............                              19                                   19
  Options exercised, including tax
     benefit of $120................    143,277       2        1,275                                1,277
  Common shares issued for contract
     rights.........................      7,500                   81                                   81
  Net income........................                                                      1,996     1,996
                                      ---------     ---      -------         ---        -------   -------
Balance at June 30, 1996............  4,180,476    $ 42     $ 27,619        $ --       $    813   $28,474
                                      =========     ===      =======         ===        =======   =======

                            See accompanying notes.

                          HEALTH RISK MANAGEMENT, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                        YEAR ENDED JUNE 30,
                                                                    ---------------------------
                                                                     1996      1995      1994
                                                                    -------   -------   -------
                                                                          (IN THOUSANDS)
Cash flows from operating activities:
  Net income......................................................  $ 1,996   $   844   $ 1,716
  Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation.................................................    2,832     2,406     1,958
     Amortization.................................................    4,115     3,721     3,269
     Provision for deferred income taxes..........................    1,231       523       425
     Amortization of unearned compensation and other..............       --         7       (28)
     Issuance of options..........................................       19        18        47
     Changes in operating assets and liabilities:
       Accounts receivable........................................   (2,374)      153      (214)
       Unbilled receivables.......................................      303    (1,371)     (859)
       Other assets...............................................   (1,002)       51      (909)
       Accounts payable...........................................       (6)      318       453
       Accrued expenses...........................................       39       416       347
       Unearned revenues..........................................      282       228      (110)
                                                                    -------   -------   -------
Net cash provided by operating activities.........................    7,435     7,314     6,095
Cash flows from investing activities:
  Property and equipment..........................................   (2,256)   (1,891)     (457)
  Capitalized software............................................   (5,779)   (5,337)   (4,896)
                                                                    -------   -------   -------
Net cash used in investing activities.............................   (8,035)   (7,228)   (5,353)
Cash flows from financing activities:
  Proceeds from notes payable.....................................    1,500        --     3,986
  Principal payments on notes payable.............................     (904)     (935)   (4,172)
  Principal payments on capital leases............................   (1,152)   (1,231)     (938)
  Issuance of common shares.......................................    1,155       555       274
                                                                    -------   -------   -------
Net cash provided by (used in) financing activities...............      599    (1,611)     (850)
                                                                    -------   -------   -------
Decrease in cash..................................................       (1)   (1,525)     (108)
Cash and cash equivalents at beginning of year....................    3,348     4,873     4,981
                                                                    -------   -------   -------
Cash and cash equivalents at end of year..........................  $ 3,347   $ 3,348   $ 4,873
                                                                    =======   =======   =======

                            See accompanying notes.

                          HEALTH RISK MANAGEMENT, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 1996

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated.

b. NATURE OF OPERATIONS

     The Company is engaged in a single business consisting of managed health care services providing comprehensive, integrated health plan management and related information services. The Company's principal health plan management services include care review, case management, price control, and claims administration. The Company's information services revenues are derived principally from software license and subscription fees related to its QUALITYFIRST(@) clinical practice guidelines (the Guidelines). A significant percentage of the Company's revenues are derived from the care review management and claims administration management services. Integrated health plan management and information services are marketed to self-insured employers, unions, government entities, insurance companies, HMOs, PPOs and hospitals. Contractual relationships maintained by the Company with its clients subjects the Company to revenue fluctuations resulting from changes in client employment levels or covered lives, restructuring of benefit plan offerings, and price adjustments based upon contract experience. In addition, the Company services a small number of large clients. In 1996, sales to two clients were seventeen percent (17%) and eleven percent (11%) of revenues, and in 1995 sales to one customer were sixteen percent (16%) of revenues. The markets serviced by the Company are principally domestic.

c. USES OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

d. REVENUE RECOGNITION

     The Company's revenues for health plan management services are derived from services provided under contracts obligating clients to generally pay a capitated monthly charge for each covered employee or covered member based on anticipated case volume experience, a percentage of savings, a transaction or case fee, or an hourly fee. In addition, each new client is typically charged a one-time set-up fee to cover the related set-up costs incurred by the Company. Revenue for health plan management services is recognized as services are rendered under each contract. Revenue from license fees is recognized upon delivery of the Guidelines while subscription fees are recognized as revenue in the month the Guidelines are utilized by the clients.

e. UNBILLED RECEIVABLES

     Unbilled receivables represent costs and related profit incurred for contract services which have not been billed by the Company and for services billed in the month subsequent to performance for case, hourly, and percentage of savings fees.

f. UNEARNED REVENUES

     Unearned revenues represent amounts billed to clients for contract services yet to be performed.

                          HEALTH RISK MANAGEMENT, INC.

g. COMPUTER SOFTWARE COSTS

     The Company capitalizes computer software costs in accordance with Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. The capitalized costs are amortized based on the greater of the amount computed using (a) the ratio of current gross revenues for the product to the total of current and anticipated future gross revenues or (b) a straight-line basis over their estimated useful lives, ranging from three to ten years.

h. PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets using straight-line methods for financial reporting purposes and accelerated methods for tax purposes. Estimated useful lives range from three to ten years. Equipment under capital leases is amortized over the term of the respective lease or over the service lives of the assets for those leases which substantially transfer ownership.

i. CONTRACT RIGHTS

     The fair value of purchased customer lists and relationships is amortized over their respective estimated useful lives of three to twelve years. Amortization expense was $144,000, $161,000 and $178,000 for the years ended June 30, 1996, 1995 and 1994, respectively.

j. INCOME TAXES

     The Company reports income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. The statement requires that all deferred tax balances be determined by using the tax rate expected to be in effect when the taxes will actually be paid. A deferred income tax provision or credit is provided based on changes in deferred tax asset or liability balances.

k. NET INCOME (LOSS) PER COMMON AND COMMON EQUIVALENT SHARE

     Earnings per share is computed using the weighted average number of Common Shares and Common Share equivalents outstanding during the period. Common Share equivalents include dilutive stock options using the treasury stock method.

l. CASH AND CASH EQUIVALENTS

     Short-term investments purchased within three months of their maturities are considered cash equivalents. The Company invests in U.S. government securities and high rated money market funds. The carrying amount reported in the consolidated balance sheets for cash and cash equivalents approximates its fair value.

m. RECLASSIFICATION

     Certain items in the 1994 and 1995 financial statements have been reclassified to conform to the 1996 presentations.

n. NEW ACCOUNTING STANDARDS

     In March 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Standards No. 121 (FAS 121), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. This Statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events of changes in circumstances

                          HEALTH RISK MANAGEMENT, INC.

indicate that the carrying amount of an asset may not be recoverable. The Company will apply this statement in the first quarter of fiscal 1997. The Company, however, does not believe the adoption of FAS 121 will have an adverse effect on its consolidated financial statements.

     In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123 (FAS 123) "Accounting for Stock-Based Compensation." FAS 123 allows companies to choose whether to account for stock-based compensation under the current method as prescribed in Accounting Principles Board Opinion Number 25 (APB 25) or use the fair value method described in FAS 123. The Company plans to continue to follow the accounting measurement provisions of APB 25 and believes the impact of implementing the disclosure provisions of FAS 123 will not be material to its consolidated financial statements.

2. COMPUTER SOFTWARE COSTS

     Computer software costs consist of the following at June 30:

                                                                        1996        1995
                                                                       -------     -------
                                                                         (IN THOUSANDS)
    Computer Software (AutoPILOT(TM))
      Cost...........................................................  $10,347     $ 8,813
      Less accumulated amortization..................................    4,307       3,586
                                                                       -------     -------
      Net book value.................................................    6,040       5,227
    Claim Administration Software
      Cost...........................................................    6,705       5,770
      Less accumulated amortization..................................    2,178       1,533
                                                                       -------     -------
      Net book value.................................................    4,527       4,237
    Guidelines, Protocols and Medical Analysis Software
      Cost...........................................................    9,896       7,681
      Less accumulated amortization..................................    3,331       2,383
                                                                       -------     -------
      Net book value.................................................    6,565       5,298
                                                                       -------     -------
    Computer Software and Database Development Costs.................  $17,132     $14,762
                                                                       =======     =======

     Amortization of these costs was as follows for the years ended June 30:

                                                                1996       1995       1994
                                                               ------     ------     ------
                                                                      (IN THOUSANDS)
    Computer Software (AutoPILOT(TM))........................  $1,485     $1,255     $1,016
    Claim Administration Software............................     645        552        434
    Guidelines, Protocols and Medical Analysis Software......   1,279        982        735
                                                               ------     ------     ------
    Amortization Expense.....................................  $3,409     $2,789     $2,185
                                                               ======     ======     ======

                          HEALTH RISK MANAGEMENT, INC.

3. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following at June 30:

                                                                          1996      1995
                                                                         -------   -------
                                                                          (IN THOUSANDS)
    OWNED
    Office equipment, furniture and fixtures...........................  $ 5,037   $ 4,606
    Leasehold improvements.............................................    1,387     1,265
    Data processing equipment and software.............................    5,951     4,186
                                                                         -------   -------
                                                                          12,375    10,057
    Less accumulated depreciation......................................    6,431     4,978
                                                                         -------   -------
    Net property and equipment owned...................................    5,944     5,079
                                                                         -------   -------
    CAPITALIZED LEASES
    Office equipment and furniture.....................................    1,372     1,385
    Data processing equipment and software.............................    5,313     4,998
                                                                         -------   -------
                                                                           6,685     6,383
    Less accumulated depreciation......................................    2,841     1,702
                                                                         -------   -------
    Net capitalized leases.............................................    3,844     4,681
                                                                         -------   -------
    Property and equipment.............................................  $ 9,788   $ 9,760
                                                                         =======   =======

4. NOTES PAYABLE

     Notes payable consist of the following at June 30:

                                                                            1996     1995
                                                                           ------   ------
                                                                           (IN THOUSANDS)
    Term loan payable to bank in monthly installments of $43,667 plus interest at the bank's reference rate plus 0.375% (8.625% at June
      30, 1996), with the last payment due June 30, 1999. Secured by accounts receivable, equipment, fixtures and general
      intangibles. ......................................................  $1,572   $2,096
    Note payable to bank under revolving credit agreement in monthly installments of $25,000 plus interest at the bank's reference rate plus 0.375% (8.625% at June 30, 1996), with the last payment due
      December 31, 2001. Secured by accounts receivable, equipment,
      fixtures and general intangibles. .................................   1,350       --
    Note payable to bank in monthly installments of $22,325 including interest at the bank's base rate (8.25% at June 30, 1996) until
      September 30, 1997 when the remaining principal balance is due.
      Secured by accounts receivable and equipment. .....................     306      536
                                                                           ------   ------
                                                                            3,228    2,632
    Less Current Maturities..............................................   1,076      753
                                                                           ------   ------
    Long-Term Portion....................................................  $2,152   $1,879
                                                                           ======   ======

     The Company has entered into a revolving credit agreement with a bank whereby it may borrow up to $2,500,000 under a revolving loan. The loan is secured by accounts receivable, equipment, fixtures and general intangibles. The revolving credit agreement terminates on January 31, 1997. The Company borrowed $1,500,000 (principal balance of $1,350,000 as of June 30, 1996) under the $2,500,000 revolving credit facility during fiscal 1996.

                          HEALTH RISK MANAGEMENT, INC.

     The carrying amounts of the Company's borrowings under its term loan and notes payable approximate their fair value.

     Under terms of the revolving credit and term loan agreements, the Company is prohibited from paying dividends on its stock without the bank's consent.

     Scheduled payments under terms of the notes payable will be $1,076,000 in 1997, $878,000 in 1998, $824,000 in 1999, $300,000 in 2000, and $150,000 in
2001.

     Total interest paid on notes payable was $281,000, $298,000, and $459,000 for the years ended June 30, 1996, 1995 and 1994, respectively.

5. OPTIONS

     The Company's 1992 Long-Term Incentive Plan and the 1990 Stock Option Plan ("the Plans") permit the granting of 800,000 options to officers, directors and employees. These can be either incentive stock options or non-qualified options. Options are generally granted at not less than market value at the date of grant and generally for a five-year period. The Options have been granted at prices ranging from $4.875 to $15.25. A total of 105,735 and 94,518 common shares are available for future issuance under the Plans at June 30, 1996 and 1995, respectively.

     At June 30, 1996, the Company had granted 36,000 unregistered options to purchase common shares not granted under the Plans. The exercise prices of these options to purchase common shares are $6.50 and $11.00 for 1,000 and 35,000 options, respectively.

     Transactions related to all options during the last three years are summarized as follows:

                                                        TOTAL      EXERCISABLE    PRICE PER SHARE
                                                       --------    -----------    ---------------
    Balance at June 30, 1993.........................   611,607       289,543      $    .20/15.25
      Granted........................................   156,508            --         4.875/12.00
      Became exercisable.............................        --       261,376          5.50/15.25
      Exercised......................................   (31,808)      (31,808)         5.50/11.00
      Expired........................................   (46,955)      (33,205)          .20/13.50
                                                       --------      --------        ------------
    Balance at June 30, 1994.........................   689,352       485,906           .20/15.25
      Granted........................................   178,657            --          5.50/7.875
      Became exercisable.............................        --       125,320         4.875/11.75
      Exercised......................................   (85,500)      (85,500)         5.50/ 6.50
      Expired........................................   (93,482)      (90,482)          .20/15.25
                                                       --------      --------        ------------
    Balance at June 30, 1995.........................   689,027       435,244           .20/15.25
      Granted........................................   139,283            --          7.25/12.00
      Became exercisable.............................                 224,117         4.875/11.75
      Exercised......................................  (143,277)     (143,277)        4.875/11.00
      Expired........................................  (151,219)     (151,219)          .20/15.25
                                                       --------      --------        ------------
    Balance at June 30, 1996.........................   533,814       364,865      $  4.875/15.25
                                                       ========      ========        ============

     The number of options scheduled to expire by fiscal year is 43,750 in 1997, 91,505 in 1998, 105,369 in 1999, 163,407 in 2000, and 129,783 in 2001.

                          HEALTH RISK MANAGEMENT, INC.

6. INCOME TAXES

     The components of the provision for income taxes for the three years ended June 30 were as follows:

                                                               1996        1995       1994
                                                            ----------   --------   --------
    Current:
      Federal.............................................  $    8,000   $      0   $      0
      State...............................................      14,000     12,000     24,000
    Deferred..............................................   1,231,000    523,000    425,000
                                                            ----------   --------   --------
                                                            $1,253,000   $535,000   $449,000
                                                            ==========   ========   ========

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the deferred income tax liabilities and assets as of June 30 were as follows:

                                                                       1996         1995
                                                                    ----------   ----------
    Deferred tax liabilities:
      Prepaid expenses............................................  $  114,000   $   75,000
      Deferred contract costs.....................................     212,000      219,000
      Computer software costs.....................................   6,251,000    4,724,000
      Tax over book depreciation..................................     917,000      809,000
      Capital leases treated as operating leases for tax
         purposes.................................................          --        7,000
                                                                    ----------   ----------
              Total deferred tax liabilities......................   7,494,000    5,834,000
    Deferred tax assets:
      Allowance for doubtful accounts.............................      75,000      104,000
      Accrued expenses............................................     290,000      213,000
      Stock options deduction.....................................     424,000      110,000
      Net operating loss carryforwards............................   5,072,000    4,569,000
                                                                    ----------   ----------
              Total deferred tax assets...........................   5,861,000    4,996,000
      Less valuation allowance....................................    (424,000)    (110,000)
                                                                    ----------   ----------
              Total net deferred tax assets.......................   5,437,000    4,886,000
                                                                    ----------   ----------
    Net deferred tax liabilities..................................  $2,057,000   $  948,000
                                                                    ==========   ==========

     The Company has recorded a deferred tax asset and corresponding valuation allowance related to the stock option deduction. When such deferred tax asset is realized for tax purposes, the valuation allowance will be removed and paid-in capital will be credited.

     A reconciliation of the statutory federal income tax rate to the effective tax rate is as follows:

                                                                        1996   1995   1994
                                                                        ----   ----   -----
    Statutory rate....................................................  34.0%  34.0%   34.0%
    State income taxes................................................   2.7    2.8      .7
    Canadian subsidiary loss..........................................    --     --     3.8
    Net operating loss carryforwards..................................    --     --   (17.7)
    Non-deductible meals and entertainment expenses...................    .7    1.1      .4
    Other.............................................................   1.2     .9    (.5)
                                                                        ----   ----   -----
                                                                        38.6%  38.8%   20.7%
                                                                        ====   ====   =====

     At June 30, 1996, the Company had net operating loss carryforwards of $13,400,000 for income tax purposes only that expire in years 1999 through 2011.

                          HEALTH RISK MANAGEMENT, INC.

     Total income tax paid for the years ended June 30, 1996, 1995 and 1994 was $20,600, $4,600 and $14,000, respectively.

7. COMMITMENTS

     The Company leases its office facilities and various equipment under operating and capital leases. Rental expense was approximately $2,881,000, $2,754,000, and $2,183,000, for the years ended June 30, 1996, 1995 and 1994, respectively. The following is a schedule by years of future minimum rental payments required under operating leases as of June 30, 1996 (in thousands):

                               YEARS ENDING JUNE 30:
        --------------------------------------------------------------------
             1997...........................................................  $2,618
             1998...........................................................   2,434
             1999...........................................................     494
                                                                              ------
                  Total minimum rental payments.............................  $5,546
                                                                              ======

     In addition to the above amounts, additional rental payments are due under the office facility leases based on the lessor's operating costs.

     The following is a schedule of future minimum lease payments under capital leases as of June 30, 1996 (in thousands):

                               YEARS ENDING JUNE 30:
        --------------------------------------------------------------------
             1997...........................................................  $1,647
             1998...........................................................   1,439
             1999...........................................................     938
             2000...........................................................     247
                                                                              ------
                  Total minimum lease payments..............................   4,271
        Less amount representing interest...................................     522
                                                                              ------
        Net minimum lease payments..........................................   3,749
        Less current maturities.............................................   1,351
                                                                              ------
        Long-term portion...................................................  $2,398
                                                                              ======

     The Company entered into capital lease agreements aggregating $432,000, $1,271,000, and $3,389,000 for the years ended June 30, 1996, 1995 and 1994, respectively, in connection with the purchase of office equipment, furniture and fixtures, and data processing equipment.

8. SAVINGS PLAN

          The Company has a tax deferred savings plan in accordance with the provisions of section 401(k) of the Internal Revenue Code covering substantially all employees. Under the plan, the Company will match a minimum of 10% of eligible employees' contributions up to 6% of the employee's salary for the plan year ending June 30, 1996 compared to 5% of the employee's salary for plan years ending June 30, 1995 and 1994. Employee contributions to the plan are remitted to a trustee on a biweekly basis. Company contribution expenses were $240,000, $200,000, and $160,000 for the years ended June 30, 1996, 1995, and 1994, respectively.

                          HEALTH RISK MANAGEMENT, INC.

9. QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following table presents certain unaudited quarterly results for fiscal 1996 and 1995.

                                                                     FISCAL 1996
                                                   -----------------------------------------------
                                                    FIRST    SECOND     THIRD    FOURTH
                                                   QUARTER   QUARTER   QUARTER   QUARTER    YEAR
                                                   -------   -------   -------   -------   -------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues.........................................  $13,371   $13,689   $14,045   $13,402   $54,507
                                                   =======   =======   =======   =======   =======
Gross profit(1)..................................  $ 5,491   $ 5,838   $ 6,034   $ 5,382   $22,745
                                                   =======   =======   =======   =======   =======
Net income.......................................  $   529   $   612   $   784   $    71   $ 1,996
                                                   =======   =======   =======   =======   =======
Net income per share.............................  $   .13   $   .15   $   .18   $   .02   $   .47
                                                   =======   =======   =======   =======   =======
Weighted average number of shares................    4,140     4,107     4,277     4,353     4,219
                                                   =======   =======   =======   =======   =======

                                                                     FISCAL 1995
                                                   -----------------------------------------------
                                                    FIRST    SECOND     THIRD    FOURTH
                                                   QUARTER   QUARTER   QUARTER   QUARTER    YEAR
                                                   -------   -------   -------   -------   -------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues.........................................  $11,633   $11,881   $12,628   $13,160   $49,302
                                                   =======   =======   =======   =======   =======
Gross profit(1)..................................  $ 4,073   $ 4,530   $ 5,131   $ 5,278   $19,012
                                                   =======   =======   =======   =======   =======
Net income (loss)................................  $  (125)  $   102   $   412   $   455   $   844
                                                   =======   =======   =======   =======   =======
Net income (loss) per share......................  $  (.03)  $   .03   $   .10   $   .11   $   .21
                                                   =======   =======   =======   =======   =======
Weighted average number of shares................    3,952     3,952     3,963     4,061     3,982
                                                   =======   =======   =======   =======   =======

---------------

(1) Represents revenues less cost of services.

                                                                         ANNEX A

                          PLAN AND AGREEMENT OF MERGER

                                     AMONG

                        HEALTHPLAN SERVICES CORPORATION,

                     HEALTHPLAN SERVICES ALPHA CORPORATION
      A WHOLLY OWNED DIRECT SUBSIDIARY OF HEALTHPLAN SERVICES CORPORATION

                                      AND

                          HEALTH RISK MANAGEMENT, INC.

                               September 12, 1996

                          PLAN AND AGREEMENT OF MERGER

     THIS PLAN AND AGREEMENT OF MERGER (the "Agreement"), made this 12th day of September, 1996, is entered into by and among HealthPlan Services Corporation, a Delaware corporation (hereinafter referred to as the "Purchaser"), HealthPlan Services Alpha Corporation, a Delaware corporation (the "Merger Subsidiary"), and Health Risk Management, Inc., a Minnesota corporation (the "Company").

                             W I T N E S S E T H :

     WHEREAS, the respective Boards of Directors of the Purchaser and the Company have approved the merger (the "Merger") of the Company with and into the Merger Subsidiary in accordance with the Delaware General Corporation Law and the Minnesota Business Corporation Act (the "Acts"), with the effect that the Company will become a wholly-owned subsidiary of the Purchaser;

     WHEREAS, for federal income tax purposes, it is intended that the Merger qualify as a reorganization under the provisions of Section 368(a) of the Code as hereinafter defined; and

     WHEREAS, concurrently with the execution of this Agreement, in order to induce the Purchaser to enter into this Agreement, the Purchaser is entering into a Support/Voting Agreement (the "Support/Voting Agreement") with Gary T. McIlroy, M.D., Marlene Travis and Thomas P. Clark providing for certain voting and other restrictions with respect to the shares of the Company Common Stock as defined herein which are owned by such shareholders.

     NOW, THEREFORE, in consideration of the premises and the mutual promises, representations, warranties and covenants hereinafter set forth, the parties hereto agree as follows:

                                       I.

                                  DEFINITIONS

     The capitalized terms used herein will have the meanings ascribed to them in Exhibit 1.1 hereto. Unless the context otherwise requires, such capitalized terms will include the singular and plural and the term "including" shall mean "including but not limited to." Wherever in this Agreement reference is made to the knowledge of the Company it means the individual actual knowledge of Gary T. McIlroy, M.D., Marlene Travis, Thomas P. Clark and Michael T. McKim.

                                      II.

                           COVENANTS AND UNDERTAKINGS

     2.1 The Merger. At the Effective Time and in accordance with the provisions of this Agreement and the Acts, the Company will be merged with and into the Merger Subsidiary in the Merger, the separate corporate existence of the Company shall thereupon cease, and the Merger Subsidiary shall be the surviving corporation (the "Surviving Corporation") which, effective with the Effective Time, shall change its name to Health Risk Management, Inc.

     2.2 Effective Time of Merger. The Merger shall become effective at the time on the Closing Date (the "Effective Time") of filing of a Certificate of Merger with the Department of State of the State of Delaware and Articles of Merger with the Secretary of State of the State of Minnesota in accordance with the provisions of the Acts.

     2.3 Effects of Merger. Subject to the Acts, at the Effective Time, the Merger shall have the following effects:

          2.3.1 Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of capital stock of the Purchaser or the Company:

             2.3.1.1 each share of Merger Subsidiary Common Stock that is issued and outstanding immediately prior to the Effective Time shall remain outstanding;

             2.3.1.2 each share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time, except for Dissenting Shares, shall be converted into the right to receive:

                (i) the Per Share Stock Consideration, PLUS

                (ii) the Per Share Cash Consideration,

        provided that (x) no fractional shares of Purchaser Common Stock shall be issued and any holder who would otherwise have received a fractional share of Purchaser Common Stock shall have a right to receive cash in an amount equal to such fraction multiplied by the Market Price.

             2.3.1.3 each outstanding certificate representing shares of Company Common Stock, except for Dissenting Shares, shall be deemed, for all purposes, to evidence only the right to receive upon surrender of such certificate the consideration into which such shares of Company Common Stock are convertible; and

             2.3.1.4 each share of Company Common Stock that is owned by the Company immediately prior to the Effective Time as treasury stock will be canceled and retired and will cease to exist, without any conversion thereof.

             2.3.1.6 Notwithstanding anything in this Section 2.3 to the contrary, shares of Company Common Stock which are issued and outstanding immediately prior to the Effective Time and which are held by shareholders who have not voted such shares in favor of the Merger and who shall have properly exercised their rights of appraisal for such shares in the manner provided by the Minnesota Business Corporation Act (the "Dissenting Shares") shall evidence only the right to receive the amount, if any, determined to be payable thereon pursuant to the applicable appraisal rights statute and shall not be converted or exchangeable for the right to receive the Merger consideration set forth herein, unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder's right to appraisal and payment, as the case may be. If such shareholder shall have failed to so perfect or shall have effectively withdrawn or lost such right, such shareholder's shares shall thereupon be deemed to have been converted into and to have become exchangeable for, at the Effective Time, the right to receive the Merger consideration set forth herein without any interest thereupon. The Company shall give the Purchaser prompt notice of any Dissenting Shares (and shall also give the Purchaser prompt notice of any withdrawals of such demands for appraisal rights) and the Purchaser shall have the right to direct all negotiations and proceedings with respect to any such demands. The Company shall not, except with the prior written consent of the Purchaser, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for appraisal rights.

     2.4 Exchange of Certificates.

          2.4.1 Exchange Agent. Promptly following the Effective Time, the Purchaser shall deposit with the Exchange Agent for the benefit of Company Shareholders, for exchange in accordance with this Section 2.4, certificates representing Purchaser Common Stock issuable pursuant to
     Section 2.3 in exchange for outstanding shares of Company Common Stock which are not Dissenting Shares and shall from time to time deposit cash in an amount reasonably expected to be paid pursuant to Section 2.3 (such Purchaser Common Stock and cash, together with any dividends or distributions with respect thereto, being hereinafter referred to as the "Exchange Fund").

          2.4.2 Exchange Procedures. As soon as practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates (the "Certificates") which immediately prior to the Effective Time represented outstanding shares of Company Common Stock whose shares were converted into the right to receive Purchaser Common Stock pursuant to Section 2.3 (i) a letter of transmittal (which shall specify that delivery shall be effected, and that risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as the Purchaser may reasonably specify) and (ii) instructions for effecting the surrender of the Certificates in exchange for certificates representing shares of Purchaser

     Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with a duly executed letter of transmittal, the holder of such Certificate shall be entitled to receive in exchange therefor (x) a certificate representing that number of shares of Purchaser Common Stock which such holder has the right to receive pursuant to Section
     2.3 and (y) a check representing the amount of the Per Share Cash Consideration and cash in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, which such holder has the right to receive pursuant to the provisions of this Article II, after giving effect to any required withholding tax, and the shares represented by the Certificate so surrendered shall be canceled forthwith. No interest will be paid or accrued on the Per Share Cash Consideration or on the cash in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, payable to holders of shares of Company Common Stock. In the event of a transfer of ownership of shares of Company Common Stock which is not registered on the transfer records of Company, a certificate representing the proper number of shares of Purchaser Common Stock, together with a check for the Per Share Cash Consideration and the cash to be paid in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, may be issued to such transferee if the Certificate representing such shares of Company Common Stock held by such transferee is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.4, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon surrender a certificate representing shares of Purchaser Common Stock and Per Share Cash Consideration and cash in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, as provided in this Article II.

          2.4.3 Distributions with Respect to Unexchanged
     Shares. Notwithstanding any other provisions of this Agreement, no dividends or other distributions declared or made after the Effective Time with respect to shares of Purchaser Common Stock having a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate, and no Per Share Cash Consideration or cash payment in lieu of fractional shares shall be paid to any such holder, until the holder shall surrender such Certificate as provided in this Section 2.4. Subject to the effect of the Acts, following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole shares of Purchaser Common Stock issued in exchange therefor, without interest,
     (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Purchaser Common Stock and not paid, less the amount of any withholding taxes which are required thereon, and (ii) at the appropriate payment date subsequent to surrender, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Purchaser Common Stock, less the amount of any withholding taxes which are required thereon.

          2.4.4 No Further Ownership Rights in Company Common Stock. All shares of Purchaser Common Stock issued upon surrender of Certificates in accordance with the terms hereof (including any cash paid pursuant to this Article II) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock represented thereby, and from and after the Effective Time there shall be no further registration of transfers on the stock transfer books of Company of shares of Company Common Stock. If, after the Effective Time, Certificates are presented to the Merger Subsidiary for any reason, they shall be canceled and exchanged as provided in this Section 2.4. Certificates surrendered for exchange by any person constituting an "affiliate" of the Company for purposes of Rule 145(c) under the Securities Act of 1933, as amended (the "Securities Act"), shall not be exchanged until the Purchaser has received written undertakings from such person in the form attached hereto as
     Exhibit 2.28.

          2.4.5 Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to Company Shareholders for six months after the Effective Time shall be delivered to the Purchaser, upon demand thereby, and holders of shares of Company Common Stock who have not theretofore complied with this Section 2.4 shall thereafter look only to the Purchaser for payment of any claim to shares of Purchaser Common Stock, Per Share Cash Consideration, cash in lieu of fractional shares thereof, or dividends or distributions, if any, in respect thereof.

          2.4.6 No Liability. None of the Purchaser, the Merger Subsidiary or the Exchange Agent shall be liable to any person in respect of any shares of Company Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificates shall not have been surrendered prior to seven years after the Effective Time of the Merger (or immediately prior to such earlier date on which any cash, any cash in lieu of fractional shares or any dividends or distributions with respect to whole shares of Company Common Stock in respect of such Certificate would otherwise escheat to or become the property of any governmental authority), any such cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by the Acts, become the property of the Purchaser, free and clear of all claims or interest of any person previously entitled thereto.

          2.4.7 Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by the Purchaser, on a daily basis. Any interest and other income resulting from such investments shall be paid to the Purchaser upon termination of the Exchange Fund pursuant to Section 2.4.5.

     2.5 Treatment of Stock Options. Each holder of an option to purchase shares of Company Common Stock that is outstanding at the Effective Time (a "Company Option") shall receive a cash payment equal to (i) the total number of shares of Company Common Stock subject to the unexercised portion of such Company Option, determined by assuming that such Company Option is immediately vested and exercisable in full, multiplied by (ii) the excess of (x) the Per Share Cash Consideration plus the current fair market value of the Per Share Stock Consideration, over (y) the per share exercise price specified in such Company Option. For purposes of this Section 2.5, the "current fair market value" of the Per Share Stock Consideration shall be determined using the Market Price of Purchaser Common Stock on the New York Stock Exchange. Prior to the Effective Time, the Company shall take such action as is legally required to amend the 1990 Stock Option Plan and the 1992 Long-Term Incentive Plan and the terms of all Company Options outstanding at the Effective Time such that (i) all outstanding Company Options are immediately vested and exercisable in full at or before the Effective Time, (ii) the holders of all outstanding Company Options will receive the cash described in this Section 2.5, (iii) all Company Options outstanding at the Effective Time reflect the revised exercise terms described above, (iv) no further options shall be grantable under such plans after the Effective Time, and (v) all change-of-control provisions contained in such plans and outstanding Company Options shall not apply to any Company Options outstanding as of the Effective Time. The actions to be taken by the Company with respect to the Company Options pending the Closing, as described in this
Section 2.5, shall specifically be deemed to be contemplated and permitted by this Agreement, notwithstanding any other provisions of this Agreement to the contrary.

     2.6 Certificate of Incorporation. At the Effective Time, the Certificate of Incorporation of the Merger Subsidiary in effect immediately prior to the Effective Time and in the form of Exhibit 2.6 hereto shall remain in effect as the Certificate of Incorporation of the Surviving Corporation, until thereafter amended as provided by law.

     2.7 Bylaws. The Bylaws of the Merger Subsidiary as in effect immediately prior to the Effective Time and in the form of Exhibit 2.7 hereto shall be the Bylaws of the Surviving Corporation, until thereafter amended as provided by law.

     2.8 Directors. The directors of the Merger Subsidiary immediately prior to the Effective Time shall be the directors of the Surviving Corporation and shall hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the Certificate of Incorporation and Bylaws of the Surviving Corporation, or as otherwise provided by law.

     2.9 Officers. The officers of the Merger Subsidiary immediately prior to the Effective Time shall be the officers of the Surviving Corporation and shall hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the Certificate of Incorporation and Bylaws of the Surviving Corporation, or as otherwise provided by law.

     2.10 HSR Act Filings. As promptly as practicable after the execution of this Agreement, and in any event not later than the fourteenth (14) business day following the date of this Agreement, the Purchaser and the Company shall, in cooperation with each other, make the required filings in connection with the transactions contemplated by this Agreement under the HSR Act with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice, and, as promptly as practicable from time to time thereafter, each party shall make all such further filings and submissions, and take such further action, as may be required in connection therewith. The Purchaser and the Company shall each request early termination of the waiting period with respect to such filings. Each party shall furnish the other all information in its possession necessary for compliance by the other with the provisions of this
Section 2.10. The Purchaser and the Company shall each notify the other immediately upon receiving any request for additional information with respect to such filings from either the Antitrust Division of the Department of Justice or the Federal Trade Commission and the party receiving the request shall use its best efforts to comply with such request as soon as possible. Neither party shall withdraw any such filing or submission without the written consent of the other party.

     2.11 Compliance with Securities Laws.

          2.11.1 In connection with the transactions contemplated by this Agreement, the parties hereto agree to cooperate with one another in complying with the provisions of the Securities Act and the General Rules and Regulations thereunder, and all other applicable federal and state securities laws, and each of them agrees to furnish the other, or its counsel, with such information and to take such actions, as may be reasonably requested in respect of such compliance.

          2.11.2 Before the Closing, the Company shall obtain the consent of Ernst & Young LLP, in form acceptable to the Purchaser's external auditors, to the incorporation of the financial statements prepared by Ernst & Young LLP in the Purchaser's public filings as may be required after Closing.

     2.12 Conduct of the Business of the Company Prior to Closing.

          2.12.1 Except (i) with the prior consent in writing of the Purchaser,
     (ii) as may be required to effect the transactions contemplated by this Agreement, (iii) as provided otherwise in this Agreement or (iv) as set forth on Schedule 2.12.1 of the Disclosure Letter, the Company covenants that, between the date of this Agreement and the Effective Time, the Company will conduct its business only in the ordinary course, and that it will: (a) use reasonable efforts to preserve the organization of the Company intact and to preserve the goodwill of clients, customers and others having business relations with the Company; (b) maintain the properties of the Company in the same working order and condition as such properties are in as of the date of this Agreement, reasonable wear and tear excepted; (c) keep in force at no less than their present limits all existing bonds, letters of credit and policies of insurance insuring the Company, its performance and its respective properties; (d) not enter into any contract, commitment, arrangement or transaction of the type (i) required to be listed on Schedules 3.4, 3.14.3, 3.14.6, 3.14.7, 3.14.8,
     3.14.9, 3.14.10, 3.14.11, 3.18 or 3.21 of the Disclosure Letter or suffer, permit or incur any of the transactions or events described in Section 3.11 hereof (except for the payment of any health, disability and life insurance premiums which may become due and except for contributions or distributions required to be made (and not discretionary) pursuant to the terms of any Benefit Plans) (ii) required to be listed on Schedule 3.14.1 or 3.14.2 if such contract will require the Company to hire new employees, expand existing facilities, or acquire or lease new facilities, or (iii) required to be listed on Schedule 3.15.1 or 3.15.2 if such contract is other than in the ordinary course of the Company's software licensing business in each case to the extent such events or transactions are within the control of the Company; (e) not enter into any contracts, commitments, arrangements or transactions of the type required to be listed on Schedule 3.7 of the Disclosure Letter which individually exceed $500,000 or in the aggregate exceeds $2,000,000.00; (f) not make or permit any change in the Company's Articles of Incorporation or Bylaws, or in its authorized, issued or outstanding securities (except upon exercise of currently outstanding options or warrants); (g) not issue any security (except upon exercise of currently outstanding options or warrants) or grant any stock option or right to purchase any security of the Company, issue any security convertible into such securities, purchase, redeem, retire or otherwise acquire any of such securities, or agree to do any of the foregoing or declare, set aside or pay any dividend or other distribution in respect of such securities; (h) not make any contribution to or distribution on behalf of or to any employee of the Company (except for the payment of any health, disability and life insurance premiums which may become due and except for contributions or distributions required to be made (and not discretionary) pursuant to the terms of any Benefit Plans); (i) not make any capital expenditure (excluding capitalized computer software costs of a normal and recurring nature in accordance with past practice) which when aggregated with all other capital expenditures for the period exceeds the sum of $500,000.00; (j) promptly advise the Purchaser in writing of any matters arising or discovered after the date of this Agreement which, if existing or known at the date hereof, would be required to be set forth or described in this Agreement or the Disclosure Letter; and (k) not make any distributions or commitments to charitable organizations.

          2.12.2 Except after prior notification to, and with the prior written consent of, the Purchaser, the Company will not make, between the date of this Agreement and the Closing Date, any material change in its banking or safe deposit arrangements or grant any powers of attorney. A list of all bank accounts, safe deposit boxes (and the contents thereof) and powers of attorney of the Company and of all persons authorized to act with respect thereto is set forth in Schedule 2.12.2 of the Disclosure Letter.

          2.12.3 Except with the prior consent in writing of the Purchaser or as otherwise required by GAAP, the Company will not make, between the date of this Agreement and the Closing Date, any changes in its accounting methods or practices and will give the Purchaser written notice of all changes in accounting estimates promptly upon determination thereof.

     2.13 Intercompany Accounts and Services. Prior to or at the Closing, the Company will take all actions necessary to settle as of the Closing all cash overdrafts, loans, advances, intercompany payables or receivables, indebtedness and other accounts between the Company, on the one hand, and any employee or any Affiliate of any employee.

     2.14 Examination of Property and Records. Between the date of this Agreement and the Closing Date, the Company will allow the Purchaser, its counsel and other representatives full access to all the books, records, files, documents, assets, properties, contracts, customers and agreements of the Company which may be reasonably requested, and shall furnish the Purchaser, its officers and representatives during such period with all information concerning the affairs of the Company which may be reasonably requested. The Purchaser will conduct any investigation in a manner which will not unreasonably interfere with the business of the Company.

     2.15 Consents and Approvals. The Company and the Purchaser mutually agree to use reasonable efforts and to cooperate to obtain the waiver, consent and approval of all persons whose waiver, consent or approval (i) is required in order to consummate the transactions contemplated by this Agreement or (ii) is required by any material agreement, lease, instrument, arrangement, judgment, decree, order or license to which the Company or the Purchaser or any Shareholder or any Affiliate of any Shareholder is a party or subject to on the Closing Date and (a) which would prohibit, or require the waiver, consent or approval of any person to such transactions or (b) under which, without such waiver, consent or approval, such transactions would constitute an occurrence of default under the provisions thereof, result in the acceleration of any obligation thereunder or give rise to a right of any party thereto to terminate its obligations thereunder. All required written notices, waivers, consents and approvals from persons other than governmental authorities are listed on
Schedule 3.10 of the Disclosure Letter.

     2.16 Employment Agreements. The Company covenants to use reasonable efforts to cause those employees identified in writing by the Purchaser prior to the date of this Agreement to enter into, at the Closing, Employment Agreements or amendments to their existing employment agreements substantially in the form and substance provided to the Company by the Purchaser prior to the date hereof.

     2.17 Supplying of SEC Documents, Financial Statements, and Other Information. (a) Between the date of this Agreement and the Effective Time, the Company covenants to deliver to the Purchaser (i) all Company SEC Documents as soon as such documents are filed with the SEC; (ii) all regularly prepared monthly, and other, unaudited financial statements of the Company prepared after the date of this Agreement, in format historically utilized internally, as soon as available but not later than the 20th of each month following each statement's date; (iii) all press releases of the Company released after the date of this Agreement and prior to the Effective Time prior to the time such releases are released to the public; and (iv) such other information concerning the Company as the Purchaser shall reasonably request.

     (b) Between the date of this Agreement and the Effective Time, the Purchaser covenants to deliver to the Company (i) all Purchaser SEC Documents as soon as such documents are filed with the SEC; (ii) all regularly prepared monthly, and other, unaudited financial statements of the Purchaser prepared after the date of this Agreement, in format historically utilized internally, as soon as available but not later than the 20th of each month following each statement's date; (iii) all press releases of the Purchaser released after the date of this Agreement and prior to the Effective Time prior to the time such releases are released to the public; and (iv) such other information concerning the Purchaser as the Company shall reasonably request.

     2.18 Access to Business Records. Prior to Closing, the Company shall cause any officer or director of the Company who possesses material documents required or incident to the performance of the Company's businesses which are not in the Company's possession to transfer such documents to the Company. Such officer or director may make copies or extracts from such books and records prior to transfer at their sole expense if they have a legitimate business need for such copies.

     2.19 Employee Matters.

          2.19.1 After the Closing and until such date as the Company's employees commence participation in the Purchaser's employee benefit plans, as described in the next sentence (the "Plan Transfer Date" which shall vary from plan to plan), the Purchaser shall cause the Surviving Corporation to take whatever action is necessary or appropriate to cause the Surviving Corporation to maintain the participation, sponsorship and/or maintenance of the Company's employee benefit plans except those identified on Exhibit 2.19.1. All employees of the Surviving Corporation shall be eligible to become participants in the employee benefit plans and programs maintained by the Purchaser for similarly situated employees of the Purchaser. Such employee benefit plans that are health benefit plans shall
     (i) recognize expenses and claims that were incurred by such employees in the Plan Year in which the Plan Transfer Date occurs and recognized for similar purposes under the Company's plans as of the Plan Transfer Date and
     (ii) provide coverage (without any required waiting period) for pre-existing health conditions to the extent covered under the applicable plans or benefit programs of the Company as of the Plan Transfer Date. In addition, such employee benefit plans and programs shall credit such employees with years of service with the Company and any businesses acquired by the Company for all plan purposes, provided that no such crediting shall be required to the extent that it would result in a duplication of benefits or require contributions for years prior to the Effective Time.

          2.19.2 The Company shall provide the Purchaser with any information which the Purchaser shall reasonably request concerning the employees of the Company (the "Employees"), and shall cooperate with, and assist, the Purchaser with respect to the commencement of participation of any Employee in the Surviving Corporation's benefit plans or arrangements.

     2.20 Affiliated Contracts. At or prior to Closing, the Company shall cause the Company's officers and directors and their Affiliates to transfer to the Company without payment of consideration any contracts the revenues from which are included in the revenues of the Company but which are in the name of the officers and directors or their Affiliates and any assets which have been paid for by the Company, other than life insurance policies (except where such payment has been includible in the income of the particular officer or director or Affiliate), but which are owned by the officers and directors or their Affiliates, as opposed to the Company. All such assets and contracts are listed on Schedule 2.20 of the Disclosure Letter.

     2.21 Shareholders' Tax Free Reorganization Treatment. The Company understands that the Purchaser is making no representation as to the tax-free status of the Merger or the gain or loss, if any, which the Shareholders will experience upon consummation of the Merger. The Company represents and warrants that it has consulted with its own tax advisers concerning the tax consequences (except that the Company's counsel may be relying on reasonably requested customary certificates provided by the Purchaser in connection with its tax opinion) of the proposed transactions and is not relying on any representation of the Purchaser as to such consequences. Further, the Company represents that its tax advisers have indicated that they will be able to render the opinion required by Sections 5.2.10 and 5.3.4 subject to receipt of reasonably requested representation letters. Notwithstanding the foregoing, the Purchaser covenants and agrees that it will treat the Merger, for federal income tax purposes, as a tax-free reorganization under Section 368(a)(1)(A) and (a)(2)(D) of the Code. Following the Merger, neither the Purchaser, the Surviving Corporation nor any Affiliate of the Purchaser or the Surviving Corporation shall take, or cause to be taken, any action which, after consultation with counsel, it reasonably believes would jeopardize the status of the merger as a tax-free reorganization within the meaning of Section 368(a) of the Code.

     2.22 Shareholder Vote. As promptly as practical after the execution of this Agreement but in no event later than five days after the SEC clears the Company's proxy statement related thereto, the Company shall call a shareholders meeting to vote upon the Merger, which shareholders meeting shall be held as soon as permitted by the Company's Bylaws and applicable law after mailing of such notice. The Board of Directors of the Company shall recommend to the Shareholders the approval of the Merger and the Company shall use reasonable efforts to obtain the affirmative vote of all Shareholders for approval of the Merger.

     2.23 Conduct of the Business of the Purchaser Prior to the Closing. Except with the prior written consent of the Company, the Purchaser covenants that, between the date of this Agreement and the Effective Time, (a) the Purchaser will not adopt or propose any change in its Certificate of Incorporation or Bylaws; (b) the Purchaser will not and will not allow any of its subsidiaries to lease, license or dispose of any assets or property, which assets or property are material to the Purchaser and its subsidiaries taken as a whole; (c) the Purchaser will not declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise with respect to any of its capital stock; (d) the Purchaser will not and will not allow any of its subsidiaries to merge or consolidate with any other Person if, as a result thereof, the stockholders of the Purchaser immediately prior thereto cease to own directly or indirectly at least a majority of the outstanding stock of the Purchaser; (e) the Purchaser will ensure that the persons currently serving as the Chairman and the President of the Purchaser will continue to retain such positions and will ensure that persons currently serving as directors of the Purchaser will continue to comprise a majority of the Board of Directors of the Purchaser; (f) the Purchaser will not issue any securities if such issuance requires the vote of its stockholders; and (g) the Purchaser will not agree or commit to do any of the foregoing.

     2.24 Continuation of Indemnification; Director Compensation. On or prior to Closing, the Purchaser will purchase tail coverage under the Company's existing directors and officers liability insurance policy affording coverage for a period of twelve (12) months to the Company's directors and officers for periods prior to the Closing. From and after Closing the Purchaser and the Surviving Corporation will indemnify (and, to the extent permitted by Minnesota Statutes, advance expenses to) the officers and directors of the Company who served in such capacity prior to the Effective Time for any and all claims related to matters occurring prior to the Effective Time to the same extent that such persons are entitled to indemnity under Minnesota Law and the Company's Articles of Incorporation and Bylaws in effect immediately prior to the Effective Time. From and after the Effective Time for so long as he or she is a director, each director of the Surviving Corporation shall receive for his or her services as a director the compensation described in writing as furnished by Purchaser to the Company prior to the date of this Agreement.

     2.25 Takeover Statutes. If any "fair price,", "moratorium," "control share acquisition," or other form of antitakeover statute or regulation shall become applicable to the transactions contemplated hereby or the transactions contemplated by the Support/Voting Agreement, the Company and the members of the Board of Directors of the Company and the Purchaser (if applicable), shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby and the transactions contemplated by the Support/Voting Agreement may be consummated as promptly as practicable on the terms contemplated hereby and thereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby and thereby. The Company represents that the Support/Voting Agreements being entered into concurrently herewith has been approved by the affirmative vote of a majority of a committee of the Company's disinterested directors formed in accordance with The Minnesota Business Combination Act and will not prohibit the Company from engaging in the Merger under the Minnesota Business Combination Act at Closing or require any Shareholder approval in order to preserve the voting rights of the shares of the Company represented thereby under the Minnesota Control Share Acquisitions Act, provided that for purposes of such Acts, Purchaser and any groups of which Purchaser may be deemed to be a member do not beneficially own any securities of the Company other than those that may be deemed to be beneficially owned by them by reason of the Support/Voting Agreements.

     2.26 Preparation of Registration Statement and Proxy. The Purchaser and the Company shall cooperate and promptly prepare and the Purchaser shall file with the SEC as soon as practicable a Registration Statement on Form S-4 (the "Registration Statement") under the Securities Act, with respect to the Purchaser Common Stock issuable in the Merger, a portion of which Registration Statement shall also serve as the proxy statement with respect to the meeting of the shareholders of the Company to consider the Merger (the "Proxy Statement/Prospectus"). In connection therewith, the Company shall promptly furnish the Purchaser with all information concerning it as may be required for inclusion in the Registration Statement. If at any time prior to the Effective Time, any information pertaining to the Company contained in or omitted from the Registration Statement makes such statements contained in the Registration Statement false or misleading, the Company shall promptly so inform the Purchaser and provide the Purchaser with the information necessary to make statements contained therein not false and misleading. The respective parties will cause the Proxy Statement/Prospectus and the Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act, the Securities Exchange Act and the rules and regulations thereunder. The Purchaser shall use all reasonable efforts, and the Company will cooperate with the Purchaser, to have the Registration Statement declared effective by the SEC as promptly as practicable and to maintain the effectiveness of the Registration Statement through the Effective Time. The Purchaser also shall take such other reasonable actions (other than qualifying to do business in any jurisdiction in which it is not so qualified) required to be taken under any applicable state securities laws in connection with the issuance of the Purchaser Common Stock in the Merger.

     2.27 Alternative Proposals. Prior to the Effective Time, the Company agrees (a) that neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize their respective officers, directors, employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its Subsidiaries) to initiate or solicit, directly or indirectly, the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its shareholders) with respect to a merger, acquisition, consolidation or similar transaction involving, or purchase of (i) all or any significant portion of the assets of the Company and its Subsidiaries taken as a whole, or of any Subsidiary of the Company, (ii) 25% or more of the outstanding shares of Company Common Stock or (iii) 25% of the outstanding shares of the capital stock of any Subsidiary of the Company (any such proposal or offer being hereinafter referred to as an "Alternative Proposal") or engage in any negotiations with, or provide any confidential information or data to, or have any discussions with, any person relating to an Alternative Proposal (excluding the Merger contemplated by this Agreement); and (b) that it will notify the Purchaser immediately if it provides any such information or conducts any such negotiations or discussions or receives any bona fide proposal or offer; provided, however, that nothing contained in this Section 2.27 shall prohibit the Board of Directors of the Company from (i) furnishing information to or entering into discussions or negotiations with, any person or entity, if, and only to the extent that (A) the Board of Directors of the Company, based upon the advice of outside counsel, determines in good faith that such action is required for the Board of Directors to comply with its fiduciary duties to shareholders imposed by law, (B) prior to furnishing such information to, or entering into discussions or negotiations with, such person or entity relating to an Alternative Proposal, the Company provides written notice to the Purchaser to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or entity relating to an Alternative Proposal, and (C) the Company keeps the Purchaser reasonably informed of the status and all material information with respect to any such discussions or negotiations;
(ii) to the extent applicable,
complying with Rule 14e-2 promulgated under the Securities Exchange Act with regard to an Alternative Proposal; and (iii) making any statement required by applicable law or the requirements of Nasdaq. Nothing in this Section 2.27 shall
(x) permit the Company to terminate this Agreement (except as specifically provided in Article VIII hereof), (y) permit the Company to enter into any agreement with respect to an Alternative Proposal for as long as this Agreement remains in effect (it being agreed that for as long as this Agreement remains in effect, the Company shall not enter into any agreement with any person that provides for, or in any way facilitates, an Alternative Proposal (other than a confidentiality agreement in customary form)), or (z) affect any other obligation of the Company under this Agreement.

     2.28 Affiliate Undertakings Letters. At least 35 days prior to the date of the meeting of the Company Shareholders to approve the Merger, the Company shall use reasonable efforts to provide to the Purchaser affiliate undertakings letters in substantially the form of Exhibit 2.28 ("Affiliate Undertakings Letters") from each such person who may be at the Effective Time, or was on the date of this Agreement, an "affiliate" of the Company for purposes of Rule 145 under the Securities Act. On or prior to such date, the Company, with the advice of outside counsel, shall provide the Purchaser with a letter (reasonably satisfactory to counsel to the Purchaser) specifying all of the persons or entities who may be deemed to be "affiliates" of the Company under the preceding sentence.

     2.29 Listing Application. The Purchaser shall promptly prepare and submit to the New York Stock Exchange a listing application covering the Purchaser Common Stock to be issued in connection with the Merger and shall use reasonable efforts to obtain, prior to the Effective Time, approval for the listing of such Purchaser Common Stock, subject to official notice of issuance.

     2.30 Funding/Development. After the Effective Time, it is the intention of the Purchaser to continue development and funding of the Company's risk management and health care informatics business pursuant to business plans to be jointly developed by the management of the Company and the management of the Purchaser.

                                      III.

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company represents and warrants to the Purchaser as follows:

     3.1 Organization, Standing and Foreign Qualification.

          3.1.1 The Company and each of its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation as set forth in Schedule 3.1.1 of the Disclosure Letter and has full corporate power and authority to carry on its business as it is now being conducted and to own and lease the properties and assets which it now owns or leases.

          3.1.2 The Company and each of its Subsidiaries is now, and will be at Closing, duly qualified and/or licensed to transact business and in good standing as a foreign corporation in the jurisdictions listed in Schedule
     3.1.2 of the Disclosure Letter, and the character of the property owned or leased by the Company and each of its Subsidiaries and the nature of the business conducted by them do not require such qualification and/or licensing in any other jurisdiction, except where the failure to be so qualified or licensed would not have a Company Material Adverse Effect.

          3.1.3 Except as disclosed in the Company SEC Documents or in Schedule
     3.1.1 of the Disclosure Letter, the Company has no Subsidiaries.

     3.2 Authority and Status. The Company has the corporate capacity and authority to execute and deliver this Agreement, to perform hereunder and, subject to the terms and conditions hereof, to consummate the transactions contemplated hereby. The execution, delivery and performance by the Company of this Agreement and each and every agreement, document and instrument provided for herein have been duly authorized and approved by the Board of Directors of the Company. Subject to Shareholder approval as contemplated by Section 2.22, this Agreement and each and every agreement, document and instrument to be executed, delivered and performed by the Company in connection herewith constitute or will, when executed and delivered, constitute the valid and legally binding obligations of the Company enforceable against the Company in accordance with their respective terms, except as enforceability may be limited by applicable equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar laws from time to time in effect affecting the enforcement of creditors' rights generally. Attached as Schedule 3.2 of the Disclosure Letter are true, correct and complete copies of the Certificate or Articles of Incorporation and Bylaws of each Subsidiary of the Company. The Articles of Incorporation and Bylaws of the Company filed as exhibits to the Company's SEC Documents are the true, correct and complete copies of such documents and have not been amended or rescinded except as indicated in such filings.

     3.3 Capitalization. The authorized capital stock of the Company consists of 20,000,000 shares of common stock, par value $.01 per share, of which 4,180,476 are issued and outstanding as of the date of this Agreement, 250,000 shares of 9 1/2% Convertible Preferred Stock, none of which are issued and outstanding and 9,750,000 shares of undesignated stock, par value $.01 per share, none of which are issued and outstanding. All outstanding securities of each Subsidiary of the Company, the entire authorized capital stock, the amount of shares issued and outstanding and the amount of shares held in treasury for each such Subsidiary are as set forth on Schedule 3.3 of the Disclosure Letter. All of the outstanding shares of the Company and each Subsidiary are duly authorized, validly issued, fully paid, nonassessable and free of any preemptive rights. Except as set forth on Schedule 3.3 of the Disclosure Letter, all of the outstanding shares of each Subsidiary are owned by the Company, in each case free and clear of all liens, claims, charges and encumbrances of any nature whatsoever except those disclosed in Schedule 3.7 of the Disclosure Letter and except Permitted Liens, and, subject to Shareholder approval as contemplated by
Section 2.22, the authorization or consent of no other person or entity is required in order to consummate the transactions contemplated herein by virtue of any such person or entity having an equitable or beneficial interest in the Company or the capital stock of the Company. Except for options covering 539,014 shares of Company Common Stock as set forth in Schedule 3.3 of the Disclosure Letter, there are no outstanding options, warrants, calls, commitments or plans by the Company or any Subsidiary to issue any additional shares of its capital stock, to pay any dividends on such shares or to purchase, redeem, or retire any outstanding shares of its capital stock, nor are there outstanding any securities or obligations which are convertible into or exchangeable for any shares of capital stock of the Company or any such Subsidiary.

     3.4 Absence of Equity Investments. Except as described in Schedule 3.4 of the Disclosure Letter or in the Company SEC Documents, the Company does not, either directly or indirectly, own of record or beneficially any shares or other equity interests in any corporation, partnership, limited partnership, joint venture, trust or other business entity. Except as disclosed in the Company SEC Documents or in Schedule 3.4 of the Disclosure Letter, to the knowledge of the Company, no officer or director of the Company or any Subsidiary or other Affiliate of such person, directly or indirectly, owns of record or beneficially any shares or other equity interests in any corporation (except as a stockholder holding less than one percent (1%) interest in a corporation whose shares are traded on a national or regional securities exchange or in the over-the-counter-market), partnership, limited partnership, joint venture, trust or other business entity, all or any portion of the business of which is competitive with that of the Company.

     3.5 Company SEC Documents. The Company has filed with the SEC all forms, reports, schedules, statements and other documents required to be filed by it since July 1, 1993 under the Securities Exchange Act or the Securities Act (such documents, as supplemented and amended since the time of filing, collectively, the "Company SEC Documents"). The Company SEC Documents, including, without limitation, any financial statements or schedules included therein, at the time filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively) (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and (b) complied in all material respects with the applicable requirements of the Securities Exchange Act and the Securities Act, as the case may be. The financial statements of the Company included in the Company SEC Documents at the time filed (and, in the case of registration statements and proxy statements, on the date of effectiveness and the date of mailing, respectively) complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), and fairly present (subject in the case of unaudited statements to normal, recurring audit adjustments) the consolidated financial position of the Company as at the dates thereof and the consolidated results of its operations and cash flows for the periods then ended.

     3.6 Taxes. Except as disclosed on Schedule 3.6 of the Disclosure Letter, the Company has duly filed all federal and material state, local and foreign income, franchise, excise, real and personal property and other Tax returns and reports (including, but not limited to, those filed on a consolidated, combined or unitary basis) required to have been filed by the Company prior to the date hereof. Except as disclosed in Schedule 3.6 of the Disclosure Letter, all of the foregoing returns and reports are true and correct in all material respects, and the Company has paid or, prior to the Effective Time, will pay all material Taxes, interest and penalties required to be paid in respect of the periods covered by such returns or reports to any federal, state, foreign, local or other taxing authority. Except as disclosed in Schedule 3.6 of the Disclosure Letter, the Company has paid or made adequate provision in the financial statements of the Company included in the Company SEC Documents for all material Taxes payable in respect of all periods ending on or prior to the date of the financial statements contained therein. Except as disclosed in Schedule 3.6 of the Disclosure Letter, neither the Company nor any of its Subsidiaries have any material liability for any Taxes in excess of the amounts so paid or reserves so established and neither the Company nor any of its subsidiaries is delinquent in the payment of any material Tax, assessment or governmental charge and none of them has requested any extension of time within which to file any returns in respect of any fiscal year which have not since been filed. Except as disclosed in Schedule 3.6 of the Disclosure Letter, to the knowledge of the Company, no deficiencies for any Tax, assessment or governmental charge have been proposed in writing, asserted or assessed (tentatively or definitely), in each case, by any taxing authority, against the Company or any of its Subsidiaries for which there are not adequate reserves. Except as disclosed in Schedule 3.6 of the Disclosure Letter, to the knowledge of the Company, neither the Company nor any of its Subsidiaries is currently the subject of any Tax audit. To the knowledge of the Company, as of the date of this Agreement, there are no pending requests for waivers of the time to assess any such Tax, other than those made in the ordinary course and for which payment has been made or there are adequate reserves. The Company has not filed an election under Section 341(f) of the Code to be treated as a consenting corporation.

     3.7 Ownership of Assets and Leases.

          3.7.1 Real Estate and Personal Property. Schedule 3.7 of the Disclosure Letter is a complete and correct list and brief description as of the date of this Agreement of all real property and items of personal property which are owned and have a book value in excess of $100,000 net of the reserve for depreciation, and all real property and all material items of personal property which are leased or licensed by the Company under leases relating to assets which are material to the operation of the Company or which provide for payments throughout the lease term of more than $100,000. The Company has good and marketable title to all of its property and assets, other than leased or licensed property, including those listed and described in Schedule 3.7 of the Disclosure Letter as owned property and assets, in each case free and clear of any liens, security interests, claims, charges, options, rights of tenants or other encumbrances, except as disclosed or reserved against in Schedule 3.7 of the Disclosure Letter (to the extent and in the amounts so disclosed or reserved against) and except for Permitted Liens. Each of the leases, licenses and agreements described in Schedule 3.7 of the Disclosure Letter is in full force and effect and constitutes a legal, valid and binding obligation of the Company and the other respective parties thereto and is enforceable in accordance with its terms, except as enforceability may be limited by applicable equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar laws from time to time in effect affecting the enforcement of creditors' rights generally, and there is not under any of such leases, licenses or agreements existing any material default of the Company or (to the knowledge of the Company) any other parties thereto (or, to the knowledge of the Company, event or condition which, with notice or lapse of time, or both, would constitute a default). Neither the Company nor any officer or director has received any payment from a lessor or licensor in connection with or as inducement for entering into a lease or license under which the Company is a lessee or a licensee. All buildings, machinery and equipment owned or leased by the Company are in all material respects in good operating condition and reasonable state of repair, subject only to ordinary wear and tear. The Company has not received any notice of a violation of any applicable zoning regulation, ordinance or other law, regulation or requirement relating to its operations and properties, whether owned or leased, and there is no such violation or grounds therefor which could reasonably be expected to have a Company Material Adverse Effect. Except pursuant to this Agreement (or pursuant to customer contracts insofar as such contracts grant customers the rights to their records on termination), the Company is not a party to any contract or obligation whereby there has been granted to anyone an absolute or contingent right to purchase, obtain or acquire any rights in any material assets, properties or operations which are owned by the Company or which are used in connection with the business of the Company.

     3.8 Accounts Receivable. All of the accounts receivable of the Company as of the date hereof are and as of the Closing Date will have arisen in the ordinary course of business and represent valid accounts which are not subject to offset or dispute except as otherwise disclosed to the Purchaser in the Disclosure Letter. The accounts receivables reserves reflected on the balance sheet as of June 30, 1996 included in the Company SEC Documents are as of such date established in accordance with GAAP consistently applied and any reserves established after such date and prior to the Effective Time will likewise be established in accordance with GAAP consistently applied. To the knowledge of the Company, the accounts receivable of the Company are collectible in full net of any reserves thereon.

     3.9 Registration Statement. None of the information provided by the Company for inclusion in the Registration Statement at the time it becomes effective or, in the case of the Proxy Statement, at the date of mailing, will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The portions of the Registration Statement and Proxy Statement that relate to the Company and its Subsidiaries will each comply as to form in all material respects with the provisions of the Securities Act and the Securities Exchange Act.

     3.10 Required Filings and Absence of Conflicts.  Except as listed in
Schedule 3.10 of the Disclosure Letter, the execution and delivery of this Agreement by the Company does not, and the consummation of the transactions contemplated hereby will not, violate any provision of the Certificate of Incorporation, as amended, Articles of Incorporation, as amended, or Bylaws, as amended, of the Company or any Subsidiary or violate or constitute an occurrence of default under any provision of, or conflict with, or result in acceleration of any obligation under, or give rise to a right by any party to terminate its obligations under, any material mortgage, deed of trust, conveyance to secure debt, note, loan, lien, lease, agreement, instrument, or any order, judgment, decree or other material arrangement to which the Company or any Subsidiary is a party or is bound or by which the Company's assets are affected. Except for (i) Shareholder approval as noted in Section 2.22 hereof, (ii) the pre-merger notification requirements under the HSR Act, (iii) filing and recordation of appropriate merger and similar documents under Delaware and Minnesota law, (iv) applicable requirements, if any, under the Securities Exchange Act, the Securities Act and applicable blue sky laws and (iv) applicable requirements, if any, under the Code and state, local and foreign tax laws and except as listed or described on Schedule 3.10 of the Disclosure Letter, no material consent, approval, order or authorization of, or material registration, declaration or filing with, any governmental entity is required to be obtained or made by or with respect to the Company, any Shareholder or any assets, properties or operations of the Company or any Shareholder, in connection with the execution and delivery by the Company of this Agreement or the consummation of the transactions contemplated hereby.

     3.11 Absence of Changes. Since June 30, 1996, the Company has not, nor has anyone on its behalf, except as disclosed on Schedule 3.11 of the Disclosure Letter or in the Company SEC Documents or as permitted by Section 2.12 hereof:

          3.11.1 Transferred, assigned, conveyed or liquidated into current assets any of its material assets or business or entered into any material transaction or incurred any material liability or obligation, other than in the ordinary course of its business;

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          3.11.2 Suffered any Company Material Adverse Effect or become aware of any event or state of facts which would result in a Company Material
     Adverse Effect;

          3.11.3 Suffered any destruction, damage or loss to a material asset or a group of assets that in the aggregate cause a Company Material Adverse Effect, whether or not covered by insurance;

          3.11.4 Suffered, permitted or incurred the imposition of any material lien, charge, encumbrance (which as used herein includes, without limitation, any mortgage, deed of trust, conveyance to secure debt or security interest) or claim upon any of its assets, except for Permitted Liens;

          3.11.5 Committed, suffered, permitted or incurred any material default in any liability or obligation;

          3.11.6 Made or agreed to any materially adverse change in the terms of any material contract or instrument to which it is a party;

          3.11.7 Waived, canceled, sold or otherwise disposed of, for materially less than the face amount thereof, any material claim or right which it has against others or deviated from its normal collection activities consistent with historic practice in any materially adverse respect;

          3.11.8 Declared, promised or made any distribution or other payment to its shareholders (other than reasonable compensation for services actually rendered in accordance with past practice) or issued any additional shares (except upon the exercise of outstanding options which are disclosed in the Disclosure Letter) or rights, options or calls with respect to the Company's shares (except options disclosed in Schedule 3.3 of the Disclosure Letter, or redeemed, purchased or otherwise acquired the Company's shares, or made any change in the Company's capital structure;

          3.11.9 Paid, agreed to pay or incurred any obligation for any payment for, any contribution or other amount to, or with respect to, any employee benefit plan (except for the payment of health, disability and life insurance premiums which had become due and except for contributions or distributions required to be made (and not discretionary) pursuant to any Benefit Plans), or paid or agreed to pay any bonus to, or granted or agreed to grant any increase in the compensation of, the Company's directors, officers, agents or employees, or made any increase in the pension, retirement or other benefits of its directors, officers, agents or other employees (except for regularly scheduled periodic increases in employees' compensation at times and in amounts consistent with historic practice);

          3.11.10 Committed, suffered, permitted or incurred any transaction or event which would materially increase its Tax liability for any prior taxable year;

          3.11.11 Incurred any other material liability or obligation or entered into any significant transaction other than in the ordinary course of business;

          3.11.12 To the knowledge of the Company, received any notices that any material customer has taken or contemplates any steps which could reasonably be expected to materially disrupt the business relationship of the Company with said person or could result in the material diminution in the value of the Company as a going concern;

          3.11.13 Paid, agreed to pay or incurred any material obligation for any payment of any indebtedness except current liabilities incurred in the ordinary course of business and except for payments as they become due pursuant to governing agreements which were included or described in the Company SEC Documents as such agreements existed on June 30, 1996; or

          3.11.14 Delayed or postponed the payment of any material liabilities, whether current or long term, or failed to pay in the ordinary course of business any material liability on a timely basis consistent with prior practice.

     3.12 Litigation. Except as otherwise set forth in Schedule 3.12 of the Disclosure Letter (with such Schedule 3.12 separately identifying litigation arising in the ordinary course in the Company's third party administrator business involving denied coverage or claims administration and claims relating to the Company's care management business), there is no suit, action, proceeding, claim or investigation pending

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

with respect to which the Company has been served or as to which the Company has knowledge or, to the knowledge of the Company, threatened against or affecting the Company and, to the knowledge of the Company, there exists no basis or grounds for any such suit, action, proceeding, claim or investigation. None of the items described in Schedule 3.12 of the Disclosure Letter, individually or in the aggregate, if pursued and/or resulting in a judgment, would have a Company Material Adverse Effect.

     3.13 Licenses and Permits; Compliance With Law. The Company holds all material licenses, certificates, permits, franchises and rights from all appropriate federal, state or other public authorities necessary for the conduct of its business and the use of its assets. All such licenses, certificates, permits, franchises and rights are listed in Schedule 3.13 of the Disclosure Letter. Except as noted in Schedule 3.13 of the Disclosure Letter, the Company is presently conducting its business so as to comply in all material respects with all applicable statutes, ordinances, rules, regulations and orders of any governmental authority. All necessary records demonstrating such compliance will become the property of the Surviving Corporation subsequent to the Closing. Further, except as set forth on Schedule 3.12 or 3.13 of the Disclosure Letter, the Company is not presently charged with, or, to the knowledge of the Company, under governmental investigation with respect to, any actual or alleged violation of any statute, ordinance, rule or regulation, nor presently the subject of any pending or, to the knowledge of the Company, threatened material adverse proceeding by any regulatory authority having jurisdiction over its business, properties or operations. Except as set forth on Schedule 3.12 or 3.10 of the Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will result in the termination of any material license, certificate, permit, franchise or right held by the Company.

     3.14 Contracts, Etc. Schedule 3.14 of the Disclosure Letter sets forth a true and complete list of all contracts, agreements and other instruments to which the Company is a party which are not listed on Schedules 3.7, 3.15.2(ii),
3.18 or 3.21 of the Disclosure Letter and which involve the payment by or to the Company of more than $500,000.00 over the term of the agreement remaining after June 30, 1996, and contemporaneously with the delivery of the Disclosure Letters, the Company has delivered a true and complete copy of each contract, agreement or instrument listed in Schedules 3.7, 3.14, 3.15.2(ii), 3.18 or 3.21 of the Disclosure Letter which is not filed as an Exhibit to the Company's SEC Documents and is written and a summary of the terms of each such contract or agreement which is oral, certified as such by a duly authorized officer of the Company, except that, with respect to the contracts listed on Schedule 3.14.1, 3.14.2, 3.14.4, and 3.14.5 of the Disclosure Letter, the Company has provided access to such contracts to the Purchaser but has not provided copies thereof. The foregoing notwithstanding, Schedule 3.14 of the Disclosure Letter includes all of the following:

          3.14.1 Any contract or commitment which requires services over the term remaining after June 30, 1996 in excess of $500,000 to be provided or performed by the Company or which authorizes others to perform services in excess of $500,000 over the term remaining after June 30, 1996 for a third party for, through or on behalf of the Company, other than those services performed for customers and clients set forth on Schedule 3.19 of the Disclosure Letter;

          3.14.2 Any contract or commitment involving an obligation by the Company in excess of $500,000 over the term remaining after June 30, 1996 which cannot, or in reasonable probability will not, be performed or terminated within one year from the date as of which these representations are made;

          3.14.3 Any note receivable;

          3.14.4 Any contract or commitment providing for payments based in any manner upon the sales, purchases, receipts, income or profits of the Company including, without limitation, any agreements with general agents or with agents;

          3.14.5 Any franchise agreement, marketing agreement or royalty agreement (and with respect to each such agreement Schedule 3.14 of the Disclosure Letter sets forth the aggregate royalties or similar payment paid or payable thereunder by the Company as of the date hereof);

          3.14.6 Any material contract or agreement with a creditor not made in the ordinary course of business;

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

          3.14.7 Any employment contract or arrangement regarding an employee or independent contractors which is not terminable by the Company within thirty (30) days without payment of any amount for any reason whatsoever, or without any continuing payment of any type or nature, including, without limitation, any bonuses and vested commissions;

          3.14.8 Any contract, agreement, understanding or arrangement materially restricting the Company from carrying on its business anywhere in the world;

          3.14.9 Any material instrument or arrangement evidencing or related to indebtedness for money borrowed or to be borrowed, whether directly or indirectly, by way of purchase money obligation, guaranty, subordination, conditional sale, lease-purchase or otherwise;

          3.14.10 Any contract with any labor organization; and

          3.14.11 Any material bond, suretyship arrangement, guarantee, letter of credit or other performance guarantee document pursuant to which any obligation of the Company is guaranteed or secured or pursuant to which the Company has guaranteed or secured the performance or obligation of another person.

     All of the contracts, agreements, policies of insurance or instruments described in Schedules 3.7, 3.14, 3.15.2(i), 3.15.2(ii), 3.18 or 3.21 of the
Disclosure Letter are valid and binding upon the Company and, to the knowledge of the Company, the other parties thereto and are in full force and effect and enforceable in accordance with their terms, except as enforceability may be limited by applicable equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar laws from time to time in effect affecting the enforcement of creditors' rights generally. Neither the Company nor, to the knowledge of the Company, any other party to any such contract, commitment or arrangement has materially breached any material provision of, or is in material default under, the terms thereof.

     3.15 Intellectual Property; Computer Software.

          3.15.1 Schedule 3.15.1 of the Disclosure Letter sets forth a complete and correct list and summary description of all material trademarks, trade names, service marks, service names, brand names, copyrights and patents, registrations thereof and applications therefor, applicable to or used in the business of the Company, together with a complete list of all licenses granted by or to the Company with respect to any of the above. All such trademarks, trade names, service marks, service names, brand names, copyrights and patents are owned by the Company, free and clear of all liens, claims, security interests and encumbrances of any nature whatsoever except those disclosed in Schedule 3.7 of the Disclosure Letter and except Permitted Liens. The Company is not currently in receipt of any notice of any violation of, and, to the knowledge of the Company, it is not violating, the rights of others in any trademark, trade name, service mark, copyright, patent, trade secret, know-how or other intangible asset.

          3.15.2 (i) Schedule 3.15.2(i) of the Disclosure Letter contains a complete and accurate list of all material computer software owned by the Company (the "Owned Software"). Except as set forth on Schedule 3.15.2(i) of the Disclosure Letter, the Company has exclusive title to the Owned Software, free and clear of all claims, including claims or rights of employees, agents, consultants, customers, licensees or other parties involved in the development, creation, marketing, maintenance, enhancement or licensing of such computer software, except those disclosed in Schedule
     3.7 of the Disclosure Letter, except Permitted Liens, and except licenses to customers in the ordinary course of business. Except as set forth on
     Schedule 3.15.2(i) of the Disclosure Letter, the Owned Software is not dependent on any Licensed Software (as defined in subsection (ii) below) in order to fully operate in the manner in which it is intended. No Owned Software has been published or disclosed to any other parties, except as set forth on Schedule 3.15.2(i) of the Disclosure Letter, and except pursuant to contracts requiring such other parties to keep the Owned Software confidential. To the knowledge of the Company, no such other party has breached any such obligation of confidentiality.

          (ii) Schedule 3.15.2(ii) of the Disclosure Letter contains a complete and accurate list of all material software under which the Company is a licensee, lessee or otherwise has obtained the right to

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

     use software, other than licenses relating to standard "off the shelf" software that is generally available from vendors and software made generally available from such vendors on a "shrink-wrap license" basis (the "Licensed Software"). Schedule 3.15.2(ii) of the Disclosure Letter also sets forth a list of all license fees, rents, royalties or other charges that the Company is required or obligated to pay with respect to Licensed Software. The Company has the right and license to use, sublicense, modify and copy Licensed Software, free and clear of any limitations or encumbrances except as may be set forth in any license agreements listed in
     Schedule 3.15.2(ii) of the Disclosure Letter. The Company is in compliance in all material respects with all material provisions of any license, lease or other similar agreement pursuant to which it has rights to use the Licensed Software. Except as disclosed on Schedule 3.15.2(ii) of the Disclosure Letter, none of the Licensed Software has been incorporated into or made a part of any Owned Software or any other Licensed Software. The Company has not published or disclosed any Licensed Software to any other party.

          (iii) The Owned Software and Licensed Software constitute all material software necessary for use in the businesses of the Company, other than licenses relating to standard "off the shelf" software that is generally available from vendors and software made generally available from such vendors on a "shrink-wrap license" basis, (the "Company Software").
     Schedule 3.15.2(iii) of the Disclosure Letter sets forth a list of all contract programmers, independent contractors, nonemployee agents and persons or other entities (other than employees) who have performed material computer programming services for the Company and identifies all material contracts and agreements pursuant to which such services were performed. Except as disclosed on Schedule 3.10 of the Disclosure Letter, the transactions contemplated herein will not cause a material breach or default under any licenses, leases or similar agreements relating to the Company Software or materially impair the Surviving Corporation's ability to use the Company Software in the same manner as such computer software is currently used by the Company. The Company is not infringing any intellectual property rights of any other person or entity with respect to the Company Software, and to the knowledge of the Company, no other person or entity is infringing any intellectual property rights of the Company with respect to the Company Software.

     3.16 Product Warranties and Liabilities. Except as listed on Schedule 3.16 of the Disclosure Letter, the Company has no forms of warranties or guarantees of its products and services that are in effect or proposed to be used by it.
Schedule 3.16 of the Disclosure Letter sets forth a description of each pending or, to the knowledge of the Company, threatened material action under any warranty or guaranty against the Company. The Company has not incurred, nor does the Company know or have any reason to believe there is any basis for alleging, any material liability, damage, loss, cost or expense (in excess of any reserves therefor) as a result of any material defect or other deficiency (whether of design, materials, workmanship, labeling instructions or otherwise) ("Product Liability") with respect to any product sold or services rendered by or on behalf of the Company prior to the Effective Time, whether such Product Liability is incurred by reason of any express or implied warranty (including, without limitation, any warranty of merchantability or fitness), any doctrine of common law (tort, contract or other), any statutory provision or otherwise and irrespective of whether such Product Liability is covered by insurance.

     3.17 Labor Matters. Schedule 3.17 of the Disclosure Letter sets forth a list of all employees, consultants and independent contractors of the Company whose compensation for 1995 or expected compensation for 1996 exceeds $100,000.00 per annum and lists the compensation per annum for such persons. Except as set forth on Schedule 3.17 of the Disclosure Letter, within the last three (3) years, to the knowledge of the Company, the Company has not been the subject of any union activity or labor dispute, nor has there been any strike of any kind called or (to the knowledge of the Company) threatened to be called, against the Company. Except as set forth on Schedule 3.17 of the Disclosure Letter, the Company has not violated in any material respect any applicable federal or state law or regulation relating to labor, labor practices or immigration matters. The Company has no knowledge that there will be any materially adverse change in relations with employees and independent contractors of the Company as a result of the transactions contemplated by this Agreement.

     3.18 Benefit Plans.

          3.18.1 The Company's SEC Documents or, to the extent not disclosed therein, Schedule 3.18 of the Disclosure Letter lists every pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus or other incentive plan, any other written or unwritten employee program, arrangement, agreement or understanding, (whether arrived at through collective bargaining or otherwise), any medical, vision, dental or other health plan, any life insurance plan or any other employee benefit plan or fringe benefit plan, including, without limitation, any "employee benefit plan," as that term is defined in Section 3(3) of ERISA, or any other plan, program, agreement, arrangement, commitment and/or method of compensation, whether funded or unfunded, currently maintained, sponsored in whole or in part or contributed to by the Company or any Affiliate of the Company for the benefit of employees, retirees, dependents, spouses, directors, officers, independent contractors or other beneficiaries of the Company or an Affiliate of the Company and under which employees, retirees, dependents, spouses, directors, officers, independent contractors or other beneficiaries of the Company or an Affiliate of the Company are eligible to participate or under or in connection with which the Company may reasonably be expected to have any contingent or noncontingent liability of any kind (collectively, the "Benefit Plans"). Any of the Benefit Plans which is an "employee pension benefit plan," as that term is defined in Section 3(2) of ERISA, or an "employee welfare benefit plan" as that term is defined in
     Section 3(1) of ERISA, is referred to herein as an "ERISA Plan." No Benefit Plan is or has been a "multiemployer plan" within the meaning of Section 3(37) of ERISA. Neither the Company nor any Subsidiary has ever contributed to or had an obligation to contribute to any multiemployer plan.

          3.18.2 Schedule 3.18 of the Disclosure Letter also lists: (a) where applicable, with respect to any such plans or plan amendments, the most recent determination letters issued by the United States Internal Revenue Service, (b) all rulings, opinion letters, information letters or advisory opinions issued by the United States Department of Labor, the United States Internal Revenue Service or the Pension Benefit Guaranty Corporation after December 31, 1974, with respect to such Benefit Plan, (c) annual reports or returns and audited or unaudited financial statements for the most recent three plan years and any amendments thereto, and (d) the most recent summary plan descriptions and any material modifications thereto, and any other material written communications to employees or to any governmental agency with respect to such Benefit Plans during the three most recent plan years. Contemporaneous with the delivery of the Disclosure Letter, the Company has delivered a true and complete copy of each such Benefit Plan or summary description if such Benefit Plan is not in writing, agreements, rulings, opinions, reports, returns, financial statements and summary plan descriptions described in Sections 3.18.1 or 3.18.2 hereof which has not been filed as a part of the Company SEC Documents, certified as such by a duly authorized officer of the Company.

          3.18.3 All the Benefit Plans and the related trusts subject to ERISA comply with and have been administered in compliance in all material respects with the provisions of ERISA, all provisions of the Code relating to qualification and tax exemption under Code Sections 401(a) and 501(a) or otherwise applicable to secure intended Tax consequences, all applicable state or federal securities laws and all other applicable laws, rules and regulations and collective bargaining agreements, and neither the Company nor any Affiliate has received any notice from any governmental agency or instrumentality questioning or challenging such compliance. All necessary governmental approvals for the Benefit Plans have been obtained, including, but not limited to, timely determination letters on the qualification of the ERISA Plans and tax exemption of related trusts, as applicable, under the Code and timely registration and disclosure under applicable securities laws, and all such governmental approvals continue in full force and effect. No event has occurred which will or could reasonably be expected to give rise to disqualification of any such plan under sections 401(a) or 501(a) of the Code, adversely affect the qualified status of the Plan of any such plan under Sections 401(a) or 501(a) of the Code or to a tax under
     Section 511 of the Code. All contributions (including all employer contributions and employee salary reduction contributions) which are due have been paid to each Benefit Plan and have been paid on a timely basis.

          3.18.4 Neither the Company, any Affiliate nor (to the knowledge of the Company) any administrator or fiduciary of any such Benefit Plan (or agent or delegate of any of the foregoing) has engaged in any transaction or acted or failed to act in any manner which could reasonably be expected to subject the Company to any direct or indirect material liability (by indemnity or otherwise) for a breach of any fiduciary, co-fiduciary or other duty under ERISA. No oral or written representation or communication with respect to any aspect of the Benefit Plans has been or will be made by the Company to employees of the Company prior to the Closing Date which is not in accordance with the written or otherwise preexisting terms and provisions of such Benefit Plans in effect immediately prior to the Closing Date. There are no unresolved material claims or disputes under the terms of, or in connection with, the Benefit Plans, and the Company has not been served with respect to or given written notice of or have knowledge of the commencement of any legal or administrative action with respect to any claim.

          3.18.5 All annual reports or Returns, audited or unaudited financial statements, actuarial valuations, summary annual reports and summary plan descriptions issued with respect to the Benefit Plans are correct and accurate in all material respects as of the dates thereof, and have been timely filed or disseminated, as appropriate or required by applicable law, and the Company has not failed to file any amendments to any of such reports, returns, statements, valuations or descriptions that are required to make the information therein true and accurate in all material respects.

          3.18.6 No "party in interest" (as defined in Section 3(14) of ERISA) or "disqualified person" (as defined in Section 4975(e)(2) of the Code) of any Benefit Plan has engaged in any "prohibited transaction" (within the meaning of Section 4975(c) of the Code or Section 406 of ERISA). There has been no (a) "reportable event" (as defined in Section 4043 of ERISA), or event described in Section 4062(f) or Section 4063(a) of ERISA or (b) termination or partial termination, withdrawal or partial withdrawal with respect to any of the ERISA Plans which the Company or an Affiliate of the Company maintains or contributes to or has maintained or contributed to or was required to maintain or contribute to or for the benefit of employees of the Company or any Affiliate of the Company now or formerly in existence.

          3.18.7 The Company does not have any ERISA Plan which is an employee pension benefit plan as defined in ERISA Section 3(2).

          3.18.8 Except as set forth on Schedule 3.18.8 of the Disclosure Letter, as of the date of the Company's most recent SEC Document which was a quarterly or annual report, the Company did not have any current or future material liability under any Benefit Plan that was not reflected in such filing, and the liability of the Company in connection with any Benefit Plan as of Closing will not exceed in any material respects the amount recorded therefor on the books of the Company.

          3.18.9 Except as set forth on Schedule 3.18.9 of the Disclosure Letter, the Company does not maintain any Benefit Plan providing deferred or stock based compensation which is not reflected in the Company SEC Documents.

          3.18.10 The Company has not maintained a Benefit Plan providing welfare benefits (as defined in ERISA Section 3(1)) to employees after retirement or other separation of service except to the extent required under Part 6 of Title I of ERISA and Code Section 4980B, or except as set forth in the Company SEC Documents or on Schedule 3.18.10 of the Disclosure Letter.

          3.18.11 Except as disclosed in the Company SEC Documents or on
     Schedule 3.18.11 of the Disclosure Letter and except for the acceleration of the vesting of outstanding options, the consummation of the transactions contemplated by this Agreement will not (i) entitle any current or former employee of the Company to severance pay, unemployment compensation or any payment contingent upon a change in control or ownership of the Company, or
     (ii) accelerate the time of payment or vesting, or increase the amount, of any compensation due to any such employee or former employee.

          3.18.12 All Benefit Plans subject to section 4980B of the Code from time to time or Part 6 of Title I of ERISA or both have been maintained in substantial compliance with the requirements of such laws and any regulations (proposed or otherwise) issued thereunder.

     3.19 Customers and Clients. Schedule 3.19 of the Disclosure Letter consists of a true and correct list of all of the customers and clients of the Company during the 1996 fiscal year who generated revenues of more than $1,000,000 during the 1996 fiscal year, setting forth as to each customer or client its name and address. Except as set forth on Schedule 3.19 of the Disclosure Letter, the Company has not received any notice, and does not have reason to believe, that any such customer or client has taken or will take any steps which could reasonably be expected to materially disrupt the business relationship of the Company with such customer or client, or could reasonably be expected to result in the material diminution in the value of the business of the Company as a going concern.

     3.20 Environmental Matters. Except as set forth in Schedule 3.20 of the Disclosure Letter, no real property now or previously used by the Company or now or previously owned or leased by the Company (the "Real Property") has been used by the Company, or to the knowledge of the Company, any other party for the handling, treatment, storage or disposal of any Hazardous Substance (as hereinafter defined) except in compliance in all material respects with applicable environmental laws. To the knowledge of the Company, except as set forth in Schedule 3.20 of the Disclosure Letter, no release, discharge, spillage or disposal by the Company into the environment of any Hazardous Substance and no soil, water or air contamination by the Company of any Hazardous Substance has occurred or is occurring in, from or on the Real Property. Except as set forth in Schedule 3.20 of the Disclosure Letter, the Company has complied in all material respects with all reporting requirements under any applicable federal, state or local environmental laws and permits, and, to the knowledge of the Company there are no existing violations by the Company of any such environmental laws or permits. To the knowledge of the Company, there are no claims, actions, suits, proceedings or investigations related to the presence, release, production, handling, discharge, spillage, transportation or disposal of any Hazardous Substance or ambient air conditions or contamination of soil, water or air by any Hazardous Substance pending or, to the knowledge of the Company, threatened with respect to the Real Property or otherwise against the Company in any court or before any state, federal or other governmental agency or private arbitration tribunal and, to the knowledge of the Company, there is no basis for any such claim, action, suit, proceeding or investigation. To the knowledge of the Company, there are no underground storage tanks on any Real Property which is or was owned by the Company or is currently leased by the Company. To the knowledge of the Company, no building or other improvement included in any Real Property which is or was owned by the Company or is presently leased by the Company contains any asbestos, and such buildings and improvements are free from radon contamination. For the purposes of this Agreement, "Hazardous Substance" shall mean any hazardous or toxic substance or waste as those terms are defined by any applicable federal, state or local law, ordinance, regulation, policy, judgment, decision, order or decree, including, without limitation, the Comprehensive Environmental Recovery Compensation and Liability Act, 42 U.S.C. 9601 et seq., the Hazardous Materials Transportation Act, 49 U.S.C. sec. 1801 et. seq. and the Resource Conservation and Recovery Act, 42 U.S.C. 6901 et seq., and petroleum, petroleum products and oil.

     3.21 Insurance. Set forth in Schedule 3.21 of the Disclosure Letter is a complete list of all insurance policies which the Company maintained, or was an insured party under, with respect to its businesses, properties or employees which are currently in force and effect together with a list of all such policies which have been in effect during the last 36 months but have expired.
Schedule 3.21 of the Disclosure Letter lists the annual premium and renewal date of all such insurance policies. Except as set forth in Schedule 3.21 of the Disclosure Letter, since July 1, 1996, there has not been any change in the Company's relationship with its insurers or in the premiums payable pursuant to such policies.

     3.22 Related Party Relationships. Except as set forth in Schedule 3.22 of the Disclosure Letter, to the Company's knowledge, no officer or director of the Company or any Affiliate thereof possesses, directly or indirectly, any beneficial interest in, or is a director, officer or employee of, any corporation, partnership, firm, association or business organization which is a material client, supplier, customer, lessor, lessee, lender, creditor, borrower, debtor or contracting party with or of the Company (except as a stockholder holding less than a one percent interest in a corporation whose shares are traded on a national or regional securities exchange or in the over-the-counter market).

     3.23 Opinion of Financial Advisor. The Company has received the opinion of Robertson, Stephens & Company LLC, its financial advisor, to the effect that, as of September 11, 1996, the consideration to be received by the Company Shareholders in the Merger is fair to the Company Shareholders from a financial point of view. The Company has heretofore provided a copy of such opinion to the Purchaser and such opinion has not been withdrawn, revoked or modified.

     3.24 Schedules. All Schedules set forth in the Disclosure Letter are true, correct and complete in all material respects as of the date of this Agreement. Matters disclosed on each Schedule in the Disclosure Letter shall be deemed disclosed only for purposes of the matters to be disclosed on such Schedule and shall not be deemed to be disclosed for any other purpose unless expressly provided therein.

     3.25 Disclosure and Absence of Undisclosed Liabilities. No statement contained herein or in any certificate, Schedule of the Disclosure Letter, list, Exhibit or other instrument furnished by the Company to the Purchaser or its agents pursuant to the provisions hereof contains or will contain any untrue statement of any material fact or omits or will omit to state a material fact necessary in order to make the statements, taken as a whole, contained herein or therein, in light of the circumstances under which they were made, not misleading.

                                      IV.

                REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
                           AND THE MERGER SUBSIDIARY

     The Purchaser and the Merger Subsidiary represent and warrant to the Company for the benefit of the Shareholders as follows:

     4.1 Organization and Standing. The Purchaser and the Merger Subsidiary are duly organized and validly existing corporations in good standing under the laws of the State of Delaware.

     4.2 Corporate Power and Authority. The Purchaser and the Merger Subsidiary have the capacity and authority to execute and deliver this Agreement, to perform hereunder and to consummate the transactions contemplated hereby without the necessity of any act or consent of any other Person whomsoever. The execution, delivery and performance by the Purchaser and the Merger Subsidiary of this Agreement and each and every agreement, document and instrument provided for herein have been duly authorized and approved by the respective Board of Directors (or Executive Committee thereof pursuant to properly delegated authority) of the Purchaser and the Merger Subsidiary. This Agreement and each and every other agreement, document and instrument to be executed, delivered and performed by the Purchaser or the Merger Subsidiary in connection herewith, constitute or will, when executed and delivered, constitute the valid and legally binding obligation of the Purchaser or the Merger Subsidiary (whichever is applicable) enforceable against it in accordance with their respective terms, except as enforceability may be limited by applicable equitable principles, or by bankruptcy, insolvency, reorganization, moratorium, or similar laws from time to time in effect affecting the enforcement of creditors' rights generally.

     4.3 Agreement Does Not Violate Other Instruments. The execution and delivery of this Agreement by the Purchaser and the Merger Subsidiary do not, and the consummation of the transactions contemplated hereby will not, violate any provisions of the Certificate of Incorporation, as amended, or Bylaws, as amended, of the Purchaser or the Merger Subsidiary, or violate or constitute an occurrence of default under any provision of, or conflict with, result in acceleration of any obligation under, or give rise to a right by any party to terminate its obligations under, any mortgage, deed of trust, conveyance to secure debt, note, loan, lien, lease, agreement, instrument or any order, judgment, decree or other arrangement to which the Purchaser or the Merger Subsidiary is a party or is bound or by which it or its assets are affected.

     4.4 Capitalization. The authorized capital stock of the Purchaser consists of 100,000,000 shares of common stock, par value $0.01 per share, 14,908,847 shares of which are issued and outstanding as of the date hereof, and 25,000,000 shares of preferred stock, par value $0.01 per share, none of which is issued and outstanding as of the date hereof. All of the issued and outstanding shares of common stock of the Purchaser have been duly authorized and validly issued, and all such shares are fully paid, nonassessable and free of preemptive rights. All of the outstanding shares of the Merger Subsidiary are owned by the Purchaser. Except for options covering 795,000 shares of Purchaser Common Stock, as of the date hereof there are no outstanding options, warrants, calls, commitments or plans by the Purchaser or the Merger Subsidiary to issue any additional shares of its capital stock, to pay any dividends on such shares or to purchase, redeem or retire any outstanding shares of its capital stock, nor are there outstanding any securities or obligations that are convertible into or exchangeable for any shares of capital stock of the Purchaser or the Merger Subsidiary.

     4.5 HealthPlan Services Corporation Shares. The Purchaser Common Stock when issued in connection with the Merger will be duly and validly issued, fully paid and nonassessable and will be issued to the Shareholders in accordance with the terms of this Agreement free and clear of any preemptive rights or any lien charge or encumbrance arising through the Purchaser or the Merger Subsidiary.

     4.6 Purchaser SEC Documents. The Purchaser has filed with the SEC all forms, reports, schedules, statements and other documents required to be filed by it since the date of its initial public offering under the Securities Exchange Act or the Securities Act (such documents, as supplemented and amended since the time of filing through the date hereof, collectively, the "Purchaser SEC Documents"). The Purchaser SEC Documents, including, without limitation, any financial statements or schedules included therein, at the time filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively) (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and (b) complied in all material respects with the applicable requirements of the Securities Exchange Act and the Securities Act, as the case may be. The financial statements of the Purchaser included in the Purchaser SEC Documents at the time filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively) complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), and fairly present (subject in the case of unaudited statements to normal, recurring audit adjustments) the consolidated financial position of the Purchaser as at the dates thereof and the consolidated results of its operations and cash flows for the periods then ended. Since the date of the most recent Form 10-Q or Form 10-K of the Purchaser filed with the SEC prior to the date hereof, no event or series of events has occurred that has resulted or could reasonably be expected to result in a Purchaser Material Adverse Effect. The Purchaser has heretofore made available to the Company in the form filed with the SEC (excluding any exhibits thereto, unless otherwise specifically requested by the Company), the Purchaser SEC Documents.

     4.7 Registration Statement. None of the information provided by the Purchaser for inclusion in the Registration Statement, including the prospectus relating to the Purchaser Common Stock to be issued in the Merger and the Proxy Statement and form of proxy relating to the vote of the Company Shareholders with respect to the Merger, contained therein, at the time the Registration Statement becomes effective or, in the case of the Proxy Statement, at the date of mailing, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Each of the Registration Statement and Proxy Statement, except for such portions thereof that relate only to the Company, will comply as to form in all material respects with the provisions of the Securities Act and Securities Exchange Act.

     4.8 Disclosure and Absence of Undisclosed Liabilities. No statement contained herein or in any certificate, list, Exhibit or other instrument furnished by the Purchaser or the Merger Subsidiary to the Company, or its agents, pursuant to the provisions hereof contains or will contain any untrue statement of any material fact or omits or will omit to state a material fact necessary in order to make the statements, taken as a whole, contained herein or therein, in light of the circumstances under which they were made, not misleading.

                                       V.

                                   CONDITIONS

     5.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

          5.1.1 This Agreement and the transactions contemplated hereby shall have been approved in the manner required by applicable law or by the applicable regulations of any stock exchange or other regulatory body, as the case may be, by the holders of the issued and outstanding shares of capital stock of the Company.

          5.1.2 The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

          5.1.3 Neither of the parties hereto shall be subject to any order or injunction of a court of competent jurisdiction which prohibits the consummation of the transactions contemplated by this Agreement. In the event any such order or injunction shall have been issued, each party agrees to use its reasonable efforts to have any such injunction lifted.

          5.1.4 The Registration Statement shall have become effective and shall be effective at the Effective Time, and no stop order suspending effectiveness of the Registration Statement shall have been issued, no action, suit, proceeding or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, or, to the knowledge of the Purchaser or the Company, threatened, and all necessary approvals under state securities laws relating to the issuance or trading of the Purchaser Common Stock to be issued to the Company stockholders in connection with the Merger shall have been received.

          5.1.5 All consents, authorizations, orders and approvals of (or filings or registrations with) any governmental commission, board or other regulatory body required in connection with the execution, delivery and performance of this Agreement shall have been obtained or made, except for filings in connection with the Merger and any other documents required to be filed after the Effective Time and except where the failure to have obtained or made any such consent, authorization, order, approval, filing or registration would not have a Company Material Adverse Effect or a Purchaser Material Adverse Effect.

          5.1.6 The Purchaser's Common Stock to be issued to the Company Stockholders in connection with the Merger shall have been approved for listing on the NYSE, subject only to official notice of issuance.

     5.2 Conditions to Obligations of the Purchaser and Merger Subsidiary to Effect the Merger. All of the obligations of the Purchaser and the Merger Subsidiary to consummate the transactions contemplated by this Agreement are contingent upon and subject to the satisfaction, on or before the Closing Date, of each and every one of the following conditions, all or any of which may be waived, in whole or in part, by the Purchaser for purposes of consummating such transactions, but without prejudice to any other right or remedy which the Purchaser may have hereunder:

          5.2.1 Representations True at Closing. The representations and warranties made by the Company to the Purchaser in this Agreement, the Schedules contained in the Disclosure Letter or any document or instrument delivered to the Purchaser hereunder shall be true and correct in all material respects on the Closing Date with the same force and effect as though such representations and warranties had been made on and as of such time, except for changes contemplated by this Agreement; provided, however, that the failure of any such representations and warranties to be true and correct in all material respects shall not permit the Purchaser to terminate this Agreement or not consummate the Merger unless such failure shall constitute a Company Material Adverse Effect.

          5.2.2 Covenants of the Company. The Company shall have duly performed in all material respects all of the covenants, acts and undertakings to be performed by it on or prior to the Closing Date, and the

     President of the Company shall deliver to the Purchaser a certificate dated as of the Closing Date certifying to the fulfillment of this condition and the condition set forth in Section 5.2.1.

          5.2.3 Opinion of Counsel. An opinion of Fredrikson & Byron, P.A., counsel for the Company, shall have been delivered to the Purchaser dated as of the Closing Date, in form and substance acceptable to the Purchaser and its lenders.

          5.2.4 Consents, Approvals, and Waivers. The Purchaser shall have received a true and correct copy of each and every consent, approval and waiver required on the part of the Company that is (a) referred to in
     Section 2.15 hereof, or (b) otherwise required for the execution of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby; provided, however, that the failure to deliver any such consents, approvals and waivers shall not permit the Purchaser to terminate this Agreement or not consummate the Merger unless such failure shall constitute a Company Material Adverse Effect.

          5.2.5 Absence of Adverse Changes. The Company and/or its Subsidiaries shall not have suffered a Company Material Adverse Event which continues as of the Effective Time or any series of events which when taken in the aggregate have a Company Material Adverse Effect which continues as of the Effective Time and which is not disclosed in a Company SEC Document filed prior to the date of this Agreement or in the Disclosure Letter.

          5.2.6 Employment Agreements.  Each individual referenced in Section
     2.16 shall, unless disabled or deceased, have executed an Employment Agreement, substantially in the form required by Section 2.16.

          5.2.7 Shareholder Approval/Dissenter's or Statutory Rights. Such shareholders of the Company as are required by applicable law to have approved the Merger shall have in fact approved the Merger and Shareholders holding not more than 5% of the outstanding stock of the Company shall not have notified the Company that such Shareholders intend to elect nor shall have taken any other action to perfect any dissenter's or similar statutory rights under the provisions of any state statute affording such Shareholder such rights as a result of the Merger.

          5.2.8 Company Options. After the Effective Time, no person shall, by action of the Company taken prior to the Effective Time, have any right to acquire any equity securities of the Company or any Subsidiary under any stock option plan (or any option granted thereunder) or other plan, program or arrangement in existence prior to or triggered by the Effective Time.

          5.2.9 Affiliate Undertakings Letters. Each person who may be at the Effective Time or was on the date of this Agreement an "affiliate" of the Company for purposes of Rule 145 under the Securities Act, shall have executed and delivered to the Purchaser at least 35 days prior to the date of the meeting of the Company Shareholders to approve the Merger the written undertakings in the form attached hereto as Exhibit 2.28.

          5.2.10 Receipt of Tax Opinion. The Company shall have received the opinion of Fredrikson & Byron, P.A., dated as of the Closing in form and substance acceptable to the Purchaser, (based upon reasonably requested representation letters) to the effect that the Merger should be treated as a tax free reorganization pursuant to the provisions of Section 368(a)(1)(A) and (a)(2)(D) of the Code, and the Company's Shareholders should recognize no gain on the exchange of their shares, except to the extent that they receive consideration other than the Per Share Stock Consideration.

          5.2.11 Support/Voting Agreement to Remain In Effect. The Support/Voting Agreement shall have remained in full force and effect through the Effective Time.

     5.3 Conditions Precedent To The Obligations Of The Company To Close. All of the obligations of the Company to consummate the transactions contemplated by this Agreement shall be contingent upon and subject to the satisfaction, on or before the Closing Date, of each and every one of the following conditions, all

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

or any of which may be waived, in whole or in part, by the Company for purposes of consummating such transactions, but without prejudice to any other right or remedy which they may have hereunder:

          5.3.1 Representations True at Closing. The representations and warranties made by the Purchaser and the Merger Subsidiary to the Company in this Agreement or any document or instrument delivered to the Company hereunder shall be true and correct in all material respects on the Closing Date with the same force and effect as though such representations and warranties had been made on and as of such date, except for changes contemplated by this Agreement; provided, however, that the failure of any such representation and warranties to be true and correct in all material respects shall not permit the Company to terminate this Agreement or not consummate the Merger unless such failure shall constitute a Purchaser Material Adverse Effect.

          5.3.2 Covenants of the Purchaser. The Purchaser and the Merger Subsidiary shall have duly performed in all material respects all of the covenants, acts and undertakings to be performed by it on or prior to the Closing Date, and a duly authorized officer of the Purchaser shall deliver a certificate dated as of the Closing Date certifying to the fulfillment of this condition and the condition set forth under Section 5.3.1 above.

          5.3.3 Opinion of Counsel. An opinion of Fowler, White, Gillen, Boggs, Villareal & Banker, P.A., counsel for the Purchaser and Merger Subsidiary, shall have been delivered to the Company dated as of the Closing Date, substantially in form and substance acceptable to the Company.

          5.3.4 Receipt by Shareholders of Tax Opinion. The Company shall have received the opinion of Fredrikson & Byron, P.A., dated as of the Closing in form and substance acceptable to the Company, (based upon reasonably requested representation letters) to the effect that the Merger should be treated as a tax free reorganization pursuant to the provisions of Section 368(a)(1)(A) and (a)(2)(D), and the Company's Shareholders should recognize no gain on the exchange of their shares, except to the extent that they receive Consideration other than the Per Share Stock Consideration.

          5.3.5 Absence of Adverse Changes. The Purchaser shall not have suffered a Purchaser Material Adverse Event which continues as of the Effective Time or any series of events which when taken in the aggregate have a Purchaser Material Adverse Effect which continues as of the Effective Time and which is not disclosed in a Purchaser SEC Document filed prior to the date of this Agreement.

          5.3.6 Election of Directors. The Purchaser and/or the Merger Subsidiary shall have taken such action as is necessary to elect Robert L. Montgomery, Raymond G. Schultze, M.D., and Gary L. Damkoehler as directors of the Surviving Corporation following the Merger and Gary L. McIlroy, M.D., as a director of Purchaser following the Closing.

                                      VI.

                                    CLOSING

     6.1 Time and Place of Closing. The Closing shall be held at the offices of Fowler, White, Gillen, Boggs, Villareal & Banker P.A., 501 East Kennedy Blvd., Tampa, Florida, commencing at 10:00 a.m. Eastern Daylight Time, on the third business day after the last to be fulfilled or waived of the conditions set forth in Article V shall be fulfilled or waived in accordance with the provisions hereof but in no event earlier than January 1, 1997, or such other date, time and place as the parties shall mutually agree.

     6.2 Transactions at Closing. At the Closing, each of the parties shall deliver to the others such certificates and other documents as called for by the terms of this Agreement or as otherwise reasonably requested by such parties and their respective counsel. At the Closing, the Purchaser shall cause to be paid the transactional fees and expenses of the Company, including but not limited to the amount payable to the Company's financial advisor and the Company's reasonable legal and accounting fees and expenses.

                                      VII.

   SURVIVAL OF REPRESENTATIONS AND WARRANTIES, AGREEMENTS AND COVENANTS AFTER CLOSING

     7.1 Survival of Representations and Warranties. All representations and warranties of the parties in this Agreement or in any document or instrument executed and delivered pursuant hereto, are only conditions to the Closing of the transactions contemplated hereby and shall not survive the Closing hereunder.

     7.2 Survival of Agreements and Covenants. All agreements, covenants and obligations made or undertaken by the parties in this Agreement that require performance on or before the Closing Date shall be deemed to have been performed or waived upon Closing, if Closing occurs, and shall not survive the Closing. The foregoing notwithstanding, the provisions of the Certificate of Merger and Articles of Merger, the Employment Agreements, the Affiliate Undertakings Letters and the Legal Opinions delivered at Closing, and the agreements, covenants and obligations contained herein that anticipate or require actions following the Closing, shall survive the Closing for the term set forth therein or herein.

                                     VIII.

                                  TERMINATION

     8.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval of this Agreement by the Stockholders of the Purchaser or the Company, by the mutual consent of the Purchaser and the Company.

     8.2 Termination by Either Purchaser or Company. This Agreement may be terminated and the Merger may be abandoned by action of the Board of Directors of either the Purchaser or the Company if (a) the Merger shall not have been consummated by January 31, 1997, or (b) the approval of the Company's Shareholders required by Section 5.1.1 shall not have been obtained at a meeting duly convened therefor or at any adjournment thereof, or (c) a United States federal or state court of competent jurisdiction or United States federal or state governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling, or other action shall have become final and non-appealable; provided that the party seeking to terminate this Agreement pursuant to this clause (c) shall have used all reasonable efforts to remove such injunction, order or decree; and provided, in the case of a termination pursuant to clause (a) above, that the terminating party shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the failure to consummate the Merger by January 31, 1997.

     8.3 Termination by Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the adoption and approval by the shareholders of the Company referred to in
Section 8.2(b), by action of the Board of Directors of the Company, if (a) in the exercise of its good faith judgment as to fiduciary duties to its shareholders imposed by law, as advised by outside counsel, the Board of Directors of the Company determines that such termination is required by reason of an Alternative Proposal being made; provided that the Company shall notify the Purchaser promptly of its intention to terminate this Agreement or enter into a definitive agreement with respect to any Alternative Proposal; or (b) there has been a breach by the Purchaser of any representation or warranty contained in this Agreement which would have or would be reasonably likely to have a Purchaser Material Adverse Effect; or (c) there has been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the Purchaser, which breach is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by the Company to the Purchaser. Notwithstanding the foregoing, the Company's ability to terminate this Agreement pursuant to Section 8.2 or this Section 8.3 is conditioned upon the payment by the Company of any amounts owed by it pursuant to Section 8.5(a)(i) within 10 days after the date of termination.

     8.4 Termination by Purchaser. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval by the shareholders of the Company referred to in Section 8.2(b), by action of the Board of Directors of the Purchaser, if (a) the Board of Directors of the Company shall have withdrawn or modified in a manner materially adverse to the Purchaser its approval or recommendation of this Agreement or the Merger or shall have recommended an Alternative Proposal to the Company stockholders, or (b) there has been a breach by the Company of any representation or warranty contained in this Agreement which would have or would be reasonably likely to have a Company Material Adverse Effect, or (c) there has been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the Company, which breach is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by the Purchaser to the Company.

     8.5 Effect of Termination and Abandonment.

          (a) In the event that any person shall have made an Alternative Proposal for the Company and thereafter (i) this Agreement is terminated by the Company pursuant to Section 8.3(a), or by the Purchaser pursuant to
     Section 8.4(a) or (ii) this Agreement is terminated by the Company for any other reason (other than (A) as permitted by Section 8.2(c), (B) the occurrence of a Purchaser Material Adverse Event, (C) pursuant to Section 8.2(a) because of (x) the failure of a condition in Section 5.3 (other than the condition set forth in Section 5.3.4, unless the failure of such condition is caused by the failure of the Company's counsel to receive reasonably requested representation letters from Purchaser), (y) the failure of a condition in Section 5.1, other than the condition set forth in Section 5.1.1, which is not caused by a failure of the Company to respond to any inquiry of the Justice Department or to file its portion of the HSR Notice or (D) pursuant to 8.2(b) if, at the time of the Shareholder meeting there is not then pending and publicly announced an Alternative Proposal and the Company has fulfilled all of its covenants with respect to the calling of such meeting, has not withdrawn its endorsement and recommendation of the transactions contemplated hereby and has actively solicited approval of the transactions contemplated hereby at and prior to such meeting) and, in the case of this clause (ii) only, a definitive agreement with respect to such Alternative Proposal is executed within one year after such termination, then the Company shall pay the Purchaser the sum of $1,000,000 which amount shall be payable by wire transfer of same day funds either on the date contemplated in the last sentence of Section
     8.3 if applicable or, otherwise, within two business days after such amount becomes due if under clause (ii) above plus an additional payment of the sum of $3,000,000 upon the tenth day following consummation of a transaction with the person making the Alternative Proposal or an affiliate thereof giving rise to the initial $1,000,000 termination payment. The Company acknowledges that the agreements contained in this Section 8.5(a) are an integral part of the transactions contemplated in this Agreement, and that, without these agreements, the Purchaser would not enter into this Agreement; accordingly, if the Company fails to promptly pay the amount due pursuant to this Section 8.5(a), and, in order to obtain such payment, the Purchaser commences a suit which results in a judgment against the Company for the fee set forth in this Section 8.5(a), the Company shall pay to the Purchaser its costs and expenses (including reasonable attorneys' fees) in connection with such suit, together with interest on the amount of the fee at the rate of 12% per annum.

          (b) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, all obligations of the parties hereto shall terminate, except the obligations of the parties pursuant to this Section 8.5 and except for the provisions of Article IX. Moreover, in the event of termination of this Agreement pursuant to Section 8.3 or 8.4 (except in the event that the termination payment described in Section 8.5(a) is payable), nothing herein shall prejudice the ability of the non-breaching party from seeking damages from any other party for any willful and knowing material breach of this Agreement, including without limitation, attorneys' fees and the right to pursue any remedy at law or in equity.

     8.6 Extension, Waiver. At any time prior to the Effective Time, any party hereto, by action taken by its Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any

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

agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                      IX.

                               GENERAL PROVISIONS

     9.1 Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be delivered by hand or mailed by certified mail, return receipt requested, first class postage prepaid, or sent by Federal Express or similarly recognized national overnight delivery service with receipt acknowledged, addressed as follows:

          9.1.1 If to the Company:

                Health Risk Management, Inc.
                8000 West 78th Street
                Minneapolis, Minnesota 55439
                Attn: Chief Executive Officer

                and to:

                Fredrikson & Byron, P.A.
                1100 International Centre
                900 Second Avenue South
                Minneapolis, MN 55402
                Attn: David C. Grorud, Esq.

          9.1.2 If to Purchaser or Merger Subsidiary:

                HealthPlan Services Corporation
                3501 Frontage Road
                Tampa, Florida 33607
                Attn: President

                and to:

                Fowler, White, Gillen, Boggs,
                Villareal and Banker, P.A.
                501 East Kennedy Blvd., Suite 1700
                Tampa, FL 33602
                Attn: David C. Shobe, Esq.

          9.1.3 If delivered personally, the date on which a notice, request, instruction or document is delivered shall be the date on which such delivery is made and, if delivered by mail or by overnight delivery service, the date on which such notice, request, instruction or document is received shall be the date of delivery. In the event any such notice, request, instruction or document is mailed or shipped by overnight delivery service to a party in accordance with this Section 10.1 and is returned to the sender as nondeliverable, then such notice, request, instruction or document shall be deemed to have been delivered or received on the fifth day following the deposit of such notice, request, instruction or document in the United States mail or the delivery to the overnight delivery service.

          9.1.4 Any party hereto may change its address specified for notices herein by designating a new address by notice in accordance with this
     Section 9.1.

     9.2 Brokers. The Purchaser represents and warrants to the Company, and the Company represents and warrants to the Purchaser that no broker or finder has acted for it or them or any entity controlling, controlled by or under common control with it or them in connection with this Agreement other than Bear Stearns, which has acted as the Purchaser's broker, and Robertson, Stephens & Company LLC, which has acted as the Company's advisor. The Purchaser agrees to indemnify and hold harmless the Company against any fee, loss or expense arising out of any claim by any broker or finder employed or alleged to have been employed by it, including the fees of Bear Stearns, and the Company agrees to indemnify and hold harmless the Purchaser against any fee, loss, or expense arising out of any claim by any broker or finder employed or alleged to have been employed by it, including the fees of Robertson, Stephens & Company LLC.

     9.3 Waiver. Any failure on the part of any party hereto to comply with any of its obligations, agreements or conditions hereunder may be waived by any other party to whom such compliance is owed. No waiver of any provision of this Agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver.

     9.4 Expenses. Except as otherwise provided herein, all costs incurred by the parties hereto in connection with or related to the authorization, preparation and execution of this Agreement and the Closing of the transactions contemplated hereby, including, without limitation of the generality of the foregoing, all fees and expenses of agents, representatives, counsel and accountants employed by any such party, shall be borne solely and entirely by the party which has incurred the same; provided, however, that the Purchaser shall be responsible for and shall promptly pay the fees and expenses incurred by the Company if the transactions contemplated by this Agreement are not consummated, because the Company terminates this Agreement pursuant to Section 8.2(a) because of the failure of a condition set forth in Section 5.3.1, 5.3.2 or 5.3.5 hereof when no Alternative Proposal is outstanding, or Section 8.3(b) or (c) when no Alternative Proposal is outstanding.

      9.5 Public Announcements. At all times at or before the Closing, the Company, on the one hand, and the Purchaser, on the other hand, will consult with one another before issuing or making any reports, statements, or releases to the public with respect to this Agreement or the transactions contemplated hereby and will use good faith efforts to agree on the text of a joint public report, statement, or release or will use good faith efforts to obtain the other parties' approval of the text of any public report, statement, or release to be made solely on behalf of a party. If such parties are unable to agree on or approve any such public report, statement, or release and such report, statement, or release is, based on the advice of legal counsel to a party, required by law or appropriate to discharge such party's disclosure obligations, then such party may make or issue the legally required or appropriate report, statement, or release upon prior notice to the other parties hereto.

     9.6 Confidentiality. (a) The Company, its respective officers, directors, employees, agents, and other representatives, will refrain from disclosing to any other Person (i) any documents or information concerning the Purchaser or its Affiliates furnished to it in connection with this Agreement or the transactions contemplated hereby, and (ii) any documents or information concerning the Company, unless (A) such disclosure is compelled by judicial or administrative process or by other requirements of law and notice of such disclosure is furnished to the Purchaser; or (B) such confidential documents or information can be shown to have been (x) previously known by the Person receiving such documents or information, or (y) in the public domain through no fault of such Persons. If for any reason the contemplated Merger is not consummated, the Purchaser and the Company agree that they will return any and all such confidential information provided by any of them to the other party so providing such information.

     (b) The Purchaser, its respective officers, directors, employees, agents, and other representatives, will refrain from disclosing to any other Person (i) any documents or information concerning the Company or its Affiliates furnished to it in connection with this Agreement or the transactions contemplated hereby, and (ii) any documents or information concerning the Purchaser, unless (A) such disclosure is compelled by judicial or administrative process or by other requirements of law and notice of such disclosure is furnished to the Company; or (B) such confidential documents or information can be shown to have been (x) previously known by the Person receiving such documents or information, or (y) in the public domain through no fault of such Persons. If for any reason the contemplated Merger is not consummated, the Company and the Purchaser agree that they will return any and all such confidential information provided by any of them to the other party so providing such information.

     9.7 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legal representatives, executors, administrators, successors and assigns. The officers and directors of the Company shall be third-party beneficiaries of this Agreement with respect to the provisions of Section 2.24 hereof, the employees of the Company as of the Effective Time shall be third-party beneficiaries of this Agreement with respect to the provisions of Section 2.19 hereof, and the holders of Company Options shall be third-party beneficiaries of this Agreement with respect to the provisions of Section 2.5 hereof, in each case with the right to enforce such provisions of this Agreement, and no amendment to this Agreement shall affect any such third-party beneficiary not agreeing thereto in writing.

     9.8 Headings; Construction. The section and other headings in this Agreement are inserted solely as a matter of convenience and for reference, and are not a part of this Agreement. The Company may, at its option and for purposes of convenience or otherwise, include in its Schedules to this Agreement items that are not material, and such inclusion shall not be an agreement or admission by the Company that such items are material or be otherwise used to interpret the meaning of such term for purposes of this Agreement and the transactions contemplated herein.

     9.9 Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto and supersedes and cancels any prior agreements, representations, warranties, or communications, whether oral or written, among the parties hereto relating to the transactions contemplated hereby or the subject matter herein. Neither this Agreement nor any provision hereof may be changed, waived, discharged or terminated orally, but only by an agreement in writing signed by the party against whom or which the enforcement of such change, waiver, discharge or termination is sought.

     9.10 Governing Law; Forum. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware (regardless of the laws that might be applicable under principles of conflicts of law) as to all matters including, but not limited to, matters of validity, construction, effect and performance. The venue for any suit or other action or proceeding brought pursuant to or in connection with this Agreement shall be the County of Hennepin, State of Minnesota, and the parties hereto consent to the jurisdiction of the state and federal courts located therein.

     9.11 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     9.12 Pronouns. All pronouns used herein shall be deemed to refer to the masculine, feminine or neuter gender as the context requires.

     9.13 Exhibits Incorporated. All Exhibits attached hereto are incorporated herein by reference, and all blanks in such Exhibits, if any, will be filled in as required in order to consummate the transactions contemplated herein and in accordance with this Agreement.

     9.14 Time of Essence.  Time is of the essence in this Agreement.

     IN WITNESS WHEREOF, each party hereto has executed or caused this Agreement to be executed on its behalf, all on the day and year first above written.

                                          HEALTHPLAN SERVICES CORPORATION

                                                /s/  PHILLIP S. DINGLE

                                          --------------------------------------
                                          By: Phillip S. Dingle
                                          Title: Senior Vice President

                                          HEALTH RISK MANAGEMENT, INC.

                                                 /s/  GARY T. MCILROY

                                          --------------------------------------
                                          By: Gary T. McIlroy
                                          Title: Chairman of the Board and Chief
                                          Executive Officer

                                          HEALTHPLAN SERVICES ALPHA CORPORATION

                                              /s/  JAMES K. MURRAY, III

                                          --------------------------------------
                                          By: James K. Murray, III
                                          Title: Executive Vice President

                  EXHIBIT 1.1 TO PLAN AND AGREEMENT OF MERGER

                                 DEFINED TERMS

     As used herein, the following terms shall have the following meanings unless the context otherwise requires:

     1. "Acts" shall mean the Delaware General Corporation Law and the Minnesota Business Corporation Act.

     2. "Affiliate" shall mean, with respect to a Person, any other Person which is required to be aggregated with such Person under Code sec. 414(b), (c), (m) and/or (o) at any time prior to the Closing Date.

     3. "Affiliate Undertakings Letter" shall have the meaning ascribed thereto in Section 2.28 hereof.

     4. "Agreement" shall mean this Plan and Agreement of Merger.

     5. "Alternative Proposal" shall have the meaning ascribed thereto in
Section 2.27.

     6. "Benefit Plans" shall have the meaning set forth in Section 3.18.

     7. "Certificates" shall have the meaning ascribed thereto in Section 2.4.2.

     8. "Closing" shall mean the consummation of the transactions provided for in this Agreement.

     9. "Closing Date" shall mean the date on which the Closing occurs pursuant to Section 6.1 hereof.

     10. "Code" shall mean the Internal Revenue Code of 1986, as amended.

     11. "Company" shall mean Health Risk Management, Inc., a Minnesota corporation, and unless otherwise specified, shall be deemed to include all of its Subsidiaries.

     12. "Company Common Stock" shall mean the common stock of the Company.

     13. "Company Material Adverse Effect" shall mean a material adverse effect on the business, prospects, results of operation or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, or on the ability of the Company to consummate the transactions contemplated hereby, provided that the following shall not be considered as a material adverse effect: (i) changes relating to the economy in general or to the Company's industry in general, (ii) changes relating to cancellations, terminations or nonrenewals by Company customers, employees, representatives or others having similar relationships with the Company, that occur from and after the date of announcement of the transactions contemplated by this Agreement unless such cancellations, terminations or nonrenewals are attributable to factors other than the transactions contemplated hereby such as but not limited to loss of a material customer through the normal bid process.

     14. "Company Material Adverse Event" shall mean an event which causes a Company Material Adverse Effect.

     15. "Company Option" shall mean the options to purchase Company Common Stock which are outstanding prior to the Effective Time pursuant to Section 2.5 hereof.

     16. "Company SEC Documents" shall have the meaning ascribed thereto in
Section 3.5.

     17. "Company Shareholders" or "Shareholders" shall mean the shareholders of the Company at the Effective Time, each of which may be referred to individually as a "Shareholder."

     18. "Company Shares" shall mean shares of Company Common Stock.

     19. "Company Software" shall have the meaning set forth in Section 3.15.2(iii).

     20. "Disclosure Letter" shall mean the letter delivered to the Purchaser by the Company simultaneously with the execution of this Agreement containing certain requested disclosures concerning the Company.

     21. "Dissenting Shares" shall have the meaning set forth in Section
2.3.1.6.

     22. "Effective Time" shall have the meaning set forth in Section 2.2 hereof.

     23. "Employees" shall have the meaning set forth in Section 2.19.2.

     24. "Employment Agreements" shall mean those Employment Agreements referenced in Section 2.16, each of which may be referred to individually as an "Employment Agreement."

     25. "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

     26. "ERISA Plan" shall have the meaning set forth in Section 3.18.

     27. "Exchange Agent" shall mean First Union National Bank of North Carolina or such other exchange agent as shall be designated by the Purchaser.

     28. "Exchange Fund" shall have the meaning specified in Section 2.4.1 hereof.

     29. "GAAP" shall mean Generally Accepted Accounting Principles formulated by the American Institute of Certified Public Accountants as in effect from time to time during the term of this Agreement.

     30. "Hazardous Substance" shall have the meaning set forth in Section 3.20.

     31. "HSR Act" shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1978, as amended.

     32. "IRS" shall mean the United States Internal Revenue Service.

     33. "Licensed Software" shall have the meaning set forth in Section 3.15.2(ii).

     34. "Market Price" shall mean the weighted (by the daily trading volume) average closing price of the Purchaser Common Stock on the New York Stock Exchange Composite Tape for the five full trading days ending on the last full trading day immediately prior to the Effective Time.

     35. "Merger" shall mean the merger of the Company with and into the Merger Subsidiary.

     36. "Merger Subsidiary" shall mean HealthPlan Services Alpha Corporation, a Delaware corporation.

     37. "Merger Subsidiary Common Stock" shall mean the common stock of the Merger Subsidiary.

     38. "Merger Subsidiary Shares" shall mean shares of Merger Subsidiary Common Stock.

     39. "Owned Software" shall have the meaning set forth in Section 3.15.2(i).

     40. "PBGC" shall mean the Pension Benefit Guaranty Corporation.

     41. "Per Share Cash Consideration" shall mean an amount of cash equal to $9.68603.

     42. "Per Share Stock Consideration" shall mean 0.360208 shares of Purchaser Common Stock; provided, however, that (i) if the Market Price is less than $17.93, then the Per Share Stock Consideration shall be equal to 0.360208 multiplied by a fraction, the numerator of which is $17.93 and the denominator of which is the Market Price, and (ii) if the Market Price is greater than $30.00, then the Per Share Stock Consideration shall be equal to 0.360208 multiplied by a fraction, the numerator of which is $30.00 and the denominator of which is the Market Price.

     43. "Permitted Liens" means

          (a) liens for taxes, assessments and other governmental charges or levies (excluding any lien imposed pursuant to any of the provisions of ERISA or environmental laws) not yet due or as to which the period of grace (not to exceed thirty (30) days), if any, related thereto has not expired or which are being contested in good faith and by appropriate proceedings if adequate reserves are maintained to the extent required by GAAP;

          (b) the claims of materialmen, mechanics, carriers, warehousemen, processors or landlords for labor, materials, supplies or rentals incurred in the ordinary course of business (i) which are not overdue for a period of more than thirty (30) days or (ii) which are being contested in good faith and by appropriate proceedings;

          (c) liens consisting of deposits or pledges made in the ordinary course of business in connection with, or to secure payment of, obligations under workers' compensation, unemployment insurance or similar claims or to secure the performance of tenders, bids, contracts, statutory obligations and other similar obligations incurred in the ordinary course of business;

          (d) liens constituting encumbrances in the nature of zoning restrictions, easements, and rights or restrictions of record on the use of real property, which in the aggregate are not substantial in amount and which do not, in any case, materially detract from the value of such property or impair the use thereof in the ordinary conduct of business; and

          (e) extensions, renewals or replacements of any lien disclosed in the Agreement or in the Disclosure Letter.

     44. "Person" shall include, but is not limited to, an individual, a trust, an estate, a partnership, an association, a company, a corporation, a limited liability company, a sole proprietorship, a professional corporation or a professional association.

     45. "Plan Transfer Date" shall have the meaning set forth in Section
2.19.1.

     46. "Product Liability" shall have the meaning ascribed thereto in Section 3.16.

     47. "Proxy Statement/Prospectus" shall have the meaning ascribed thereto in
Section 2.26.

     48. "Purchaser" shall mean HealthPlan Services Corporation, a Delaware corporation.

     49. "Purchaser Common Stock" shall mean the common stock of the Purchaser.

     50. "Purchaser Material Adverse Effect" shall mean a material adverse effect on the business, prospects, results of operation or condition (financial or otherwise) of the Purchaser and its Subsidiaries, taken as a whole, provided that changes relating to the economy in general or to the Purchaser's industry in general shall not be considered as a material adverse effect.

     51. "Purchaser Material Adverse Event" shall mean an event which causes a Purchaser Material Adverse Effect.

     52. "Purchaser SEC Documents" shall have the meaning ascribed thereto in
Section 4.6.

     53. "Real Property" shall have the meaning set forth in Section 3.20.

     54. "Registration Statement" shall have the meaning set forth in Section 2.26.

     55. "Schedule" shall mean the schedules contained in the Disclosure Letter.

     56. "SEC" shall mean the Securities and Exchange Commission.

     57. "Securities Act" shall mean the Securities Act of 1933, as amended.

     58. "Securities Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

     59. "Subsidiary" shall mean any entity, the controlling interest in which is owned either directly or indirectly by the Company or the Purchaser, as applicable.

     60. "Surviving Corporation" shall have the meaning set forth in Section 2.1 hereof.

     61. "Surviving Corporation Common Stock" shall mean common stock of the Surviving Corporation.

     62. "Surviving Corporation Shares" shall mean shares of Surviving Corporation Common Stock.

     63. "Tax Return" or "Return" shall mean any report, return, statement or other written information required to be supplied to a taxing authority in connection with Taxes.

     64. "Taxes" or "Tax" shall mean all taxes, charges, fees, levies, or other similar assessments or liabilities including without limitation income, gross receipts, inventory, ad valorem, excise, real property, personal property, sales, use, transfer, withholding, deed, license, employment, payroll, and franchise taxes imposed by any governmental authority (including any interest, fines, penalties, or additions attributable to any such tax or any contest or dispute thereof).

                FIRST AMENDMENT TO PLAN AND AGREEMENT OF MERGER

     THIS FIRST AMENDMENT TO PLAN AND AGREEMENT OF MERGER (the "Agreement"), made this 12th day of November, 1996, is entered into by and among HealthPlan Services Corporation, a Delaware corporation (hereinafter referred to as the "Purchaser"), HealthPlan Services Alpha Corporation, a Delaware corporation (the "Merger Subsidiary"), and Health Risk Management, Inc., a Minnesota corporation (the "Company").

                                  WITNESSETH:

     WHEREAS, pursuant to the terms of that certain Plan and Agreement of Merger dated September 12, 1996 (the "Merger Agreement"), the respective Boards of Directors of the Purchaser and the Company have approved the merger (the "Merger") of the Company with and into the Merger Subsidiary in accordance with the Delaware General Corporation Law and the Minnesota Business Corporation Act, with the effect that the Company will become a wholly-owned subsidiary of the Purchaser; and

     WHEREAS, the parties hereto have agreed to modify the Merger Agreement to extend the date at which the Merger Agreement may be terminated and the Merger may be abandoned if the Merger shall not have been consummated by such date, from January 31, 1997, to February 28, 1997.

     NOW, THEREFORE, in consideration of the premises and the mutual promises, representations, warranties and covenants hereinafter set forth, the parties hereto agree as follows:

     Section 8.2 of the Merger Agreement is hereby amended by deleting it in its entirety and substituting in its place the following:

          "8.2 Termination by Either Purchaser or Company. This Agreement may be terminated and the Merger may be abandoned by action of the Board of Directors of either the Purchaser or the Company if (a) the Merger shall not have been consummated by February 28, 1997, or (b) the approval of the Company's Shareholders required by Section 5.1.1 shall not have been obtained at a meeting duly convened therefor or at any adjournment thereof, or (c) a United States federal or state court of competent jurisdiction or United States federal or state governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling, or other action shall have become final and non-appealable; provided that the party seeking to terminate this Agreement pursuant to this clause (c) shall have used all reasonable efforts to remove such injunction, order or decree; and provided, in the case of a termination pursuant to clause (a) above, that the terminating party shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the failure to consummate the Merger by February 28, 1997."

     IN WITNESS WHEREOF, each party hereto has executed or caused this Agreement to be executed on its behalf, all on the day and year first above written.

                                          HEALTHPLAN SERVICES CORPORATION

                                                 /s/ James K. Murray, III

                                          --------------------------------------
                                                       "PURCHASER"

                                          By: James K. Murray, III
                                          Title: Executive Vice President

                                          HEALTH RISK MANAGEMENT, INC.

                                                   /s/ Gary T. McIlroy

                                          --------------------------------------
                                                        "COMPANY"

                                          By: Gary T. McIlroy
                                          Title: Chairman of the Board and
                                             Chief Financial Officer

                                          HEALTHPLAN SERVICES ALPHA
                                          CORPORATION

                                                 /s/ James K. Murray, III

                                          --------------------------------------
                                                   "MERGER SUBSIDIARY"

                                          By: James K. Murray, III
                                          Title: Executive Vice President

                                                                         ANNEX B

                   [ROBERTSON STEPHENS & COMPANY LETTERHEAD]

                                                    September 11, 1996

                                          PERSONAL & CONFIDENTIAL

                                          Board of Directors
                                          Health Risk Management, Inc.
                                          8000 West 78th Street
                                          Minneapolis, MN 55439

                                          Members of the Board:

You have asked our opinion with respect to the fairness to the shareholders of Health Risk Management, Inc. ("HRM" or the "Company"), from a financial point of view and as of the date hereof, of the Consideration (as defined below) to be received by the shareholders of HRM in connection with the proposed merger of HRM with HealthPlan Services Corporation ("HPS"), pursuant to the draft Plan and Agreement of Merger, dated as of September 10, 1996 (the "Draft Agreement"). Under the terms of the Draft Agreement, HRM shall be merged with and into a subsidiary of HPS (the "Proposed Merger"). In the Proposed Merger, each outstanding share of the common stock of the Company shall be converted into the right to receive $9.68603 in cash (the "Cash Consideration") and 0.360208 shares of common stock of HPS (the "Stock Consideration," and together with the Cash Consideration, the "Consideration"), subject to certain adjustments to the amount of the Stock Consideration based upon the market price of HPS common stock. We understand that the Proposed Merger is intended to be accounted for as a purchase and to qualify as a tax-free reorganization for federal income tax purposes. The terms and conditions of the Proposed Merger are set out more fully in the Draft Agreement.

For purposes of this opinion we have: (i) reviewed financial information on HRM and HPS furnished to us by both companies, including certain internal financial analyses and forecasts prepared by the managements of HRM and HPS; (ii) reviewed publicly available information relating to HRM and HPS; (iii) held discussions with the managements of HRM and HPS concerning the businesses, past and current business operations, financial condition and future prospects of both companies, independently and combined, including certain information provided by the management of HPS concerning potential cost savings and synergies that could result from the Proposed Merger; (iv) reviewed the Draft Agreement; (v) reviewed the stock price and trading histories of both companies; (vi) reviewed the contribution by each company to pro forma combined revenue, gross income, earnings before interest and taxes, and net income; (vii) reviewed the valuations of publicly-traded companies which we deemed comparable to HRM;
(viii) compared the financial terms of the Proposed Merger with other transactions which we deemed relevant; and (ix) made such other studies and inquiries, and reviewed such other data, as we deemed relevant.

In connection with our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of all publicly-available information we reviewed and all other information furnished (or made available) to us by or on behalf of HRM and HPS or otherwise used by us in connection with our opinion. Furthermore, we did not obtain any independent appraisal of the properties or assets or liabilities (contingent or otherwise) of HRM or HPS, nor were we furnished with any such evaluations or appraisals. With respect to the financial and operating forecasts (and the assumptions and bases therefor) of HRM and HPS which we have reviewed, we have assumed that such forecasts have been reasonably prepared in good faith on the basis of reasonable assumptions, reflect the best available estimates and judgments of such managements and that such projections and forecasts will be realized in the amounts and in the time periods currently estimated by the managements of HRM and HPS. In addition, we have relied upon estimates and judgments of the managements of HRM and HPS as to the future financial performance of both companies. Further, we have assumed that the historical financial statements of HRM and HPS that we have reviewed have been prepared and presented in accordance with generally accepted accounting principles ("GAAP"). In addition, we have assumed that the Proposed Merger will be consummated upon the terms set forth in the Draft Agreement without material alteration. While we believe that our review, as described within, is an adequate basis for the opinion that we express, this opinion is necessarily based upon market, economic, and other conditions that exist and can be evaluated as of the date of this letter, and on information available to us as of the date hereof.

Our opinion is limited to the fairness, from a financial point of view and as of the date hereof, of the Consideration to be received by the shareholders of HRM in connection with the Proposed Merger. We do not express any opinion regarding the fairness of the Proposed Merger to HPS or to its shareholders. We do not express any opinion as to the value of the HPS common stock at the time it is issued to the shareholders of HRM pursuant to the Proposed Merger or the price at which the HPS common stock will be traded at any time after the date hereof. In this regard, we note that Noel Group, Inc. currently holds approximately 37% of the outstanding shares of HPS common stock and has announced its intention to adopt a plan of liquidation that may involve the sale or distribution of such shares. We do not express any opinion as to the nature or timing of this proposed liquidation or the potential effect that such liquidation (or any subsequent or related transactions) might have on the trading price of HPS common stock prior to or after the Proposed Merger.

Robertson, Stephens & Company may, from time to time, trade in the securities of HRM and HPS for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in such securities. Furthermore, Robertson, Stephens & Company will receive a fee in connection with the rendering of this opinion.

Our opinion is directed to the Board of Directors of the Company and is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote on the Proposed Merger. We hereby consent, however, to the inclusion of this opinion as an exhibit to any proxy or registration statement distributed in connection with the Proposed Merger.

Based upon and subject to the foregoing considerations, it is our opinion, as investment bankers, that, as of the date hereof, the Consideration to be received by the shareholders of HRM in connection with the Proposed Merger is fair from a financial point of view.

                                          Very truly yours,

                                          ROBERTSON, STEPHENS & COMPANY LLC

                                          By: ROBERTSON, STEPHENS & COMPANY
                                              GROUP, L.L.C.

                                             /s/  WILLIAM S. WISIALOWSKI

                                          --------------------------------------
                                                   Authorized Signatory

                                                                         ANNEX C

                       MINNESOTA BUSINESS CORPORATION ACT

302A.471.  RIGHTS OF DISSENTING SHAREHOLDERS

     SUBDIVISION 1. ACTIONS CREATING RIGHTS. A shareholder of a corporation may dissent from, and obtain payment for the fair value of the shareholder's shares in the event of, any of the following corporate actions:

          (a) An amendment of the articles that materially and adversely affects the rights or preferences of the shares of the dissenting shareholder in that it:

             (1) alters or abolishes a preferential right of the shares;

             (2) creates, alters, or abolishes a right in respect of the redemption of the shares, including a provision respecting a sinking fund for the redemption or repurchase of the shares;

             (3) alters or abolishes a preemptive right of the holder of the shares to acquire shares, securities other than shares, or rights to purchase shares or securities other than shares;

             (4) excludes or limits the right of a shareholder to vote on a matter, or to cumulate votes, except as the right may be excluded or limited through the authorization or issuance of securities of an existing or new class or series with similar or different voting rights; except that an amendment to the articles of an issuing public corporation that provides that section 302A.671 does not apply to a control share acquisition does not give rise to the right to obtain payment under this section;

          (b) A sale, lease, transfer, or other disposition of all or substantially all of the property and assets of the corporation not made in the usual or regular course of its business, but not including a disposition in dissolution described in section 302A.725, subdivision 2, or a disposition pursuant to an order of a court, or a disposition for cash on terms requiring that all or substantially all of the net proceeds of disposition be distributed to the shareholders in accordance with their respective interests within one year after the date of disposition;

          (c) A plan of merger, whether under this chapter or under chapter 322B, to which the corporation is a party, except as provided in subdivision 3;

          (d) A plan of exchange, whether under this chapter or under chapter 322B, to which the corporation is a party as the corporation whose shares will be acquired by the acquiring corporation, if the shares of the shareholder are entitled to vote on the plan; or

          (e) Any other corporate action taken pursuant to a shareholder vote with respect to which the articles, the bylaws, or a resolution approved by the board directs that dissenting shareholders may obtain payment for their shares.

     SUBD. 2. BENEFICIAL OWNERS. (a) A shareholder shall not assert dissenters' rights as to less than all of the shares registered in the name of the shareholder, unless the shareholder dissents with respect to all the shares that are beneficially owned by another person but registered in the name of the shareholder and discloses the name and address of each beneficial owner on whose behalf the shareholder dissents. In that event, the rights of the dissenter shall be determined as if the shares as to which the shareholder has dissented and the other shares were registered in the names of different shareholders.

     (b) The beneficial owner of shares who is not the shareholder may assert dissenters' rights with respect to shares held on behalf of the beneficial owner, and shall be treated as a dissenting shareholder under the terms of this section and section 302A.473, if the beneficial owner submits to the corporation at the time of or before the assertion of the rights a written consent of the shareholder.

     SUBD. 3. RIGHTS NOT TO APPLY. Unless the articles, the bylaws, or a resolution approved by the board otherwise provide, the right to obtain payment under this section does not apply to a shareholder of the surviving corporation in a merger, if the shares of the shareholder are not entitled to be voted on the merger.

     SUBD. 4. OTHER RIGHTS. The shareholders of a corporation who have a right under this section to obtain payment for their shares do not have a right at law or in equity to have a corporate action described in subdivision 1 set aside or rescinded, except when the corporate action is fraudulent with regard to the complaining shareholder or the corporation.

302A.473.  PROCEDURES FOR ASSERTING DISSENTERS' RIGHTS

     SUBDIVISION 1. DEFINITIONS. (a) For purposes of this section, the terms defined in this subdivision have the meanings given them.

     (b) "Corporation" means the issuer of the shares held by a dissenter before the corporate action referred to in section 302A.471, subdivision 1 or the successor by merger of that issuer.

     (c) "Fair value of the shares" means the value of the shares of a corporation immediately before the effective date of the corporate action referred to in section 302A.471, subdivision 1.

     (d) "Interest" means interest commencing five days after the effective date of the corporate action referred to in section 302A.471, subdivision 1, up to and including the date of payment, calculated at the rate provided in section
549.09 for interest on verdicts and judgments.

     SUBD. 2. NOTICE OF ACTION. If a corporation calls a shareholder meeting at which any action described in section 302A.471, subdivision 1 is to be voted upon, the notice of the meeting shall inform each shareholder of the right to dissent and shall include a copy of section 302A.471 and this section and a brief description of the procedure to be followed under these sections.

     SUBD. 3. NOTICE OF DISSENT. If the proposed action must be approved by the shareholders, a shareholder who wishes to exercise dissenters' rights must file with the corporation before the vote on the proposed action a written notice of intent to demand the fair value of the shares owned by the shareholder and must not vote the shares in favor of the proposed action.

     SUBD. 4. NOTICE OF PROCEDURE; DEPOSIT OF SHARES. (a) After the proposed action has been approved by the board and, if necessary, the shareholders, the corporation shall send to all shareholders who have complied with subdivision 3 and to all shareholders entitled to dissent if no shareholder vote was required, a notice that contains:

          (1) The address to which a demand for payment and certificates of certificated shares must be sent in order to obtain payment and the date by which they must be received;

          (2) Any restrictions on transfer of uncertificated shares that will apply after the demand for payment is received;

          (3) A form to be used to certify the date on which the shareholder, or the beneficial owner on whose behalf the shareholder dissents, acquired the shares or an interest in them and to demand payment; and

          (4) A copy of section 302A.471 and this section and a brief description of the procedures to be followed under these sections.

     (b) In order to receive the fair value of the shares, a dissenting shareholder must demand payment and deposit certificated shares or comply with any restrictions on transfer of uncertificated shares within 30 days after the notice required by paragraph (a) was given, but the dissenter retains all other rights of a shareholder until the proposed action takes effect.

     SUBD. 5. PAYMENT; RETURN OF SHARES. (a) After the corporate action takes effect, or after the corporation receives a valid demand for payment, whichever is later, the corporation shall remit to each dissenting shareholder who has complied with subdivisions 3 and 4 the amount the corporation estimates to be the fair value of the shares, plus interest, accompanied by:

          (1) The corporation's closing balance sheet and statement of income for a fiscal year ending not more than 16 months before the effective date of the corporate action, together with the latest available interim financial statements;

          (2) An estimate by the corporation of the fair value of the shares and a brief description of the method used to reach the estimate; and

          (3) A copy of section 302A.471 and this section, and a brief description of the procedure to be followed in demanding supplemental payment.

     (b) The corporation may withhold the remittance described in paragraph (a) from a person who was not a shareholder on the date the action dissented from was first announced to the public or who is dissenting on behalf of a person who was not a beneficial owner on that date. If the dissenter has complied with subdivisions 3 and 4, the corporation shall forward to the dissenter the materials described in paragraph (a), a statement of the reason for withholding the remittance, and an offer to pay to the dissenter the amount listed in the materials if the dissenter agrees to accept that amount in full satisfaction. The dissenter may decline the offer and demand payment under subdivision 6. Failure to do so entitles the dissenter only to the amount offered. If the dissenter makes demand, subdivisions 7 and 8 apply.

     (c) If the corporation fails to remit payment within 60 days of the deposit of certificates or the imposition of transfer restrictions on uncertificated shares, it shall return all deposited certificates and cancel all transfer restrictions. However, the corporation may again give notice under subdivision 4 and require deposit or restrict transfer at a later time.

     SUBD. 6. SUPPLEMENTAL PAYMENT; DEMAND. If a dissenter believes that the amount remitted under subdivision 5 is less than the fair value of the shares plus interest, the dissenter may give written notice to the corporation of the dissenter's own estimate of the fair value of the shares, plus interest, within 30 days after the corporation mails the remittance under subdivision 5, and demand payment of the difference. Otherwise, a dissenter is entitled only to the amount remitted by the corporation.

     SUBD. 7. PETITION; DETERMINATION. If the corporation receives a demand under subdivision 6, it shall, within 60 days after receiving the demand, either pay to the dissenter the amount demanded or agreed to by the dissenter after discussion with the corporation or file in court a petition requesting that the court determine the fair value of the shares, plus interest. The petition shall be filed in the county in which the registered office of the corporation is located, except that a surviving foreign corporation that receives a demand relating to the shares of a constituent domestic corporation shall file the petition in the county in this state in which the last registered office of the constituent corporation was located. The petition shall name as parties all dissenters who have demanded payment under subdivision 6 and who have not reached agreement with the corporation. The corporation shall, after filing the petition, serve all parties with a summons and copy of the petition under the rules of civil procedure. Nonresidents of this state may be served by registered or certified mail or by publication as provided by law. Except as otherwise provided, the rules of civil procedure apply to this proceeding. The jurisdiction of the court is plenary and exclusive. The court may appoint appraisers, with powers and authorities the court deems proper, to receive evidence on and recommend the amount of the fair value of the shares. The court shall determine whether the shareholder or shareholders in question have fully complied with the requirements of this section, and shall determine the fair value of the shares, taking into account any and all factors the court finds relevant, computed by any method or combination of methods that the court, in its discretion, sees fit to use, whether or not used by the corporation or by a dissenter. The fair value of the shares as determined by the court is binding on all shareholders, wherever located. A dissenter is entitled to judgment in cash for the amount by which the fair value of the shares as determined by the court, plus interest, exceeds the amount, if any, remitted under subdivision 5, but shall not be liable to the corporation for the amount, if any, by which the amount, if any, remitted to the dissenter under subdivision 5 exceeds the fair value of the shares as determined by the court, plus interest.

     SUBD. 8. COSTS; FEES; EXPENSES. (a) The court shall determine the costs and expenses of a proceeding under subdivision 7, including the reasonable expenses and compensation of any appraisers appointed by the court, and shall assess those costs and expenses against the corporation, except that the court may assess part or all of those costs and expenses against a dissenter whose action in demanding payment under subdivision 6 is found to be arbitrary, vexatious, or not in good faith.

     (b) If the court finds that the corporation has failed to comply substantially with this section, the court may assess all fees and expenses of any experts or attorneys as the court deems equitable. These fees and expenses may also be assessed against a person who has acted arbitrarily, vexatiously, or not in good faith in bringing the proceeding, and may be awarded to a party injured by those actions.

     (c) The court may award, in its discretion, fees and expenses to an attorney for the dissenters out of the amount awarded to the dissenters, if any.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the General Corporation Law of Delaware (the "General Corporation Law") grants each corporation organized thereunder the power to indemnify its officers, directors, employees and agents on certain conditions against liabilities arising out of any action or proceeding to which any of them is a party by reason of being such officer, director, employee or agent. Section 102(b)(7) of the General Corporation Law permits a Delaware corporation, with the approval of its stockholders, to include within its certificate of incorporation a provision eliminating or limiting the personal liability of its directors to such corporation or its stockholders for monetary damages resulting from certain breaches of the directors' fiduciary duty of care, both in suits by or on behalf of the corporation and in actions by stockholders of the corporation.

     HPS's certificate of incorporation (the "Certificate of Incorporation") includes an Article which allows HPS to take advantage of Section 102(b)(7) of the General Corporation Law. The Certificate of Incorporation also provides for the indemnification, to the fullest extent permitted by the General Corporation Law, of officers and directors of HPS. HPS currently maintains policies of insurance under which the directors and officers of HPS are insured, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of actions, suits or proceedings, to which they are parties by reason of being or having been such directors or officers.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) The following exhibits are filed as part of this Registration
Statement:

  2.1   --  Plan and Agreement of Merger dated September 12, 1996, as amended, among the
            Registrant, HealthPlan Services Alpha Corporation and Health Risk Management, Inc.
            (included as Annex A in the Proxy Statement/Prospectus included as part of this
            Registration Statement)
  5.1   --  Opinion of Fowler, White, Gillen, Boggs, Villareal and Banker, P.A. as to the
            legality of the securities being registered
  8.1   --  Form of Opinion of Fredrikson & Byron, P.A. as to certain tax matters
 23.1   --  Consent of Price Waterhouse LLP
 23.2   --  Consent of Coopers & Lybrand L.L.P.
 23.3   --  Consent of Bonanno, Savino & Davies, P.C.
 23.4   --  Consent of Richard A. Eisner & Company, LLP
 23.5   --  Consent of Ernst & Young LLP
 23.6   --  Consent of Fowler, White, Gillen, Boggs, Villareal and Banker, P.A. (included in
            Exhibit 5.1)
*23.7   --  Consent of Fredrikson & Byron, P.A. (included in Exhibit 8.1)
 23.8   --  Consent of Robertson, Stephens & Company LLC (included in Annex B in the Proxy
            Statement/Prospectus included as part of this Registration Statement)
 24.1   --  Power of attorney (included on the Signature Pages of this Registration Statement)
 27.1   --  Financial Data Schedule
 99.1   --  Form of Support/Voting Agreement dated September 12, 1996 between the Registrant and certain officers and directors of Health Risk Management, Inc. (included as an exhibit to the Registrant's Schedule 13D reporting Registrant's beneficial ownership of shares of Health Risk Management, Inc. (Commission File No. 5-41329) and
            incorporated herein by reference.)
 99.2   --  Form of Proxy to be used by HRM Shareholders

---------------

* To be filed by amendment.

     (b) Financial Statement Schedules

          Not applicable.

     (c) Reports, Opinions and Appraisals Materially Related to the Transaction

          Opinion of Robertson, Stephens & Company LLC is furnished as Annex B to the Proxy Statement/ Prospectus forming a part of this Registration Statement.

ITEM 22.  UNDERTAKINGS

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (d) The Registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (e) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

     (f) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tampa, State of Florida, on November 12, 1996.

                                          HEALTHPLAN SERVICES CORPORATION

                                          By:    /s/  WILLIAM L. BENNETT

                                            ------------------------------------
                                                     William L. Bennett
                                                   Chairman of the Board

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each of the directors and/or executive officers of HealthPlan Services Corporation whose signature appears below hereby appoints William L. Bennett and James K. Murray, Jr., and each of them severally, as his attorney-in-fact to sign in his name and behalf, in any and all capacities stated below and to file with the Commission, any and all amendments, including post-effective amendments to this registration statement, making such changes in the registration statement as appropriate, and generally to do all such things in their behalf in their capacities as officers and directors to enable HealthPlan Services Corporation to comply with the provisions of the Securities Act of 1933, and all requirements of the Securities and Exchange Commission.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                              TITLE                     DATE
---------------------------------------------   ------------------------   ---------------------
              /s/  WILLIAM L. BENNETT           Chairman of the Board,         November 12, 1996
---------------------------------------------     Director
             William A. Bennett

             /s/  JAMES K. MURRAY, JR.          President and Chief            November 12, 1996
---------------------------------------------     Executive Officer;
            James K. Murray, Jr.                  Director (Principal
                                                  Executive Officer)

             /s/  JAMES K. MURRAY, III          Executive Vice President       November 12, 1996
---------------------------------------------     and Chief Financial
            James K. Murray, III                  Officer (Principal
                                                  Financial and
                                                  Accounting Officer)

          /s/  JOSEPH A. CALIFANO, JR.          Director                       November 12, 1996
---------------------------------------------
           Joseph A. Califano, Jr.

             /s/  JOSEPH S. DIMARTINO           Director                       November 12, 1996
---------------------------------------------
             Joseph S. DiMartino

                   /s/  JOHN R. GUNN            Director                       November 12, 1996
---------------------------------------------
                John R. Gunn

              /s/  CHARLES H. GUY, JR.          Director                       November 12, 1996
---------------------------------------------
             Charles H. Guy, Jr.

                  SIGNATURE                              TITLE                     DATE
---------------------------------------------   ------------------------   ---------------------
                    /s/  NANCY KANE             Director                       November 12, 1996
---------------------------------------------
                 Nancy Kane


               /s/  DAVID NIERENBERG            Director                       November 12, 1996
---------------------------------------------
              David Nierenberg


                  /s/  JAMES G. NIVEN           Director                       November 12, 1996
---------------------------------------------
               James G. Niven


             /s/  SAMUEL F. PRYOR, IV           Director                       November 12, 1996
---------------------------------------------
             Samuel F. Pryor, IV


                 /s/  TREVOR G. SMITH           Director                       November 12, 1996
---------------------------------------------
               Trevor G. Smith


              /s/  HOLYOKE L. WHITNEY           Director                       November 12, 1996
---------------------------------------------
             Holyoke L. Whitney


                 /s/  JAMES F. CARLIN           Director                       November 12, 1996
---------------------------------------------
               James F. Carlin

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                           DESCRIPTION
------       -----------------------------------------------------------------------------------
   2.1    -- Plan and Agreement of Merger dated September 12, 1996, as amended, among the
             Registrant, HealthPlan Services Alpha Corporation and Health Risk Management, Inc.
             (included as Annex A in the Proxy Statement/Prospectus included as part of this
             Registration Statement)
   5.1    -- Opinion of Fowler, White, Gillen, Boggs, Villareal and Banker, P.A. as to the
             legality of the securities being registered
   8.1    -- Form of Opinion of Fredrikson & Byron, P.A. as to certain tax matters
  23.1    -- Consent of Price Waterhouse LLP
  23.2    -- Consent of Coopers & Lybrand L.L.P.
  23.3    -- Consent of Bonanno, Savino & Davies, P.C.
  23.4    -- Consent of Richard A. Eisner & Company, LLP
  23.5    -- Consent of Ernst & Young LLP
  23.6    -- Consent of Fowler, White, Gillen, Boggs, Villareal and Banker, P.A. (included in
             Exhibit 5.1)
* 23.7    -- Consent of Fredrikson & Byron, P.A. (included in Exhibit 8.1)
  23.8    -- Consent of Robertson, Stephens & Company LLC (included in Annex B in the Proxy
             Statement/Prospectus included as part of this Registration Statement)
  24.1    -- Power of attorney (included on the Signature Pages of this Registration Statement)
  27.1    -- Financial Data Schedule
  99.1    -- Form of Support/Voting Agreement dated September 12, 1996 between the Registrant and certain officers and directors of Health Risk Management, Inc. (included as an exhibit to the Registrant's Schedule 13D reporting Registrant's beneficial ownership of shares of Health Risk Management, Inc. (Commission File No. 5-41329)
             and incorporated herein by reference.)
  99.2    -- Form of Proxy to be used by HRM Shareholders

---------------

* To be filed by amendment.